EXECUTION VERSION US\000321\00011\25486686.v5 ny-2622710 FIRST AMENDMENT This First Amendment (this “Amendment”) dated and effective as of November 7, 2023 by and among PAGAYA TECHNOLOGIES LTD, a company organized under the laws of Israel (the “Pagaya Israel”), PAGAYA US HOLDING COMPANY LLC, a Delaware limited liability company (“Pagaya US” and together with Pagaya Israel, individually and collectively, jointly and severally, as the context may require, the “Borrower”), the other Subsidiaries of Borrower party hereto, the Required Lenders party hereto, SILICON VALLEY BANK, a division of FIRST- CITIZENS BANK & TRUST COMPANY (successor by purchase to the Federal Deposit Insurance Corporation as receiver for Silicon Valley Bridge Bank, N.A. (as successor to Silicon Valley Bank)) (“SVB”), as the Issuing Lender and Swingline Lender, and SVB, as administrative agent and collateral agent for the Lenders (in such capacities, the “Administrative Agent”). W I T N E S S E T H: WHEREAS, the parties hereto are party to that certain Credit Agreement dated as of September 2, 2022 (as may be amended, restated, amended and restated, modified or otherwise supplemented on or prior to the date hereof, and as may be further amended, restated, amended and restated, modified, or otherwise supplemented and in effect from time to time, the “Credit Agreement”); WHEREAS, the Borrower, the other Loan Parties party thereto as grantors and the Administrative Agent are party to that certain Guarantee and Collateral Agreement dated as of September 2, 2022 (as may be amended, restated, amended and restated, modified or otherwise supplemented on or prior to the date hereof, and as may be further amended, restated, amended and restated, modified, or otherwise supplemented and in effect from time to time, the “Guarantee and Collateral Agreement”); WHEREAS, the Loan Parties have requested that the Administrative Agent and the Lenders modify and amend certain terms and conditions of the Credit Agreement and the Guarantee and Collateral Agreement, and the Administrative Agent and the Lenders have agreed to do so, subject to the terms and conditions contained herein; NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows: 1. Capitalized Terms. All capitalized terms used herein and not otherwise defined shall have the same meaning herein as in the Credit Agreement. 2. Amendments to Credit Agreement. (a) Effective as of the First Amendment Effective Date, the Credit Agreement (and certain schedules attached thereto) is hereby amended to delete or move the stricken text (indicated textually in the same manner as the following examples: stricken text or moved text), as applicable and to add or move the double underlined text (indicated textually in the same manner as the following

2 US\000321\00011\25486686.v5 ny-2622710 examples: added text or moved text) as set forth in the in the pages of the Credit Agreement (and certain schedules attached thereto) attached as Annex A hereto. (b) Effective as of the First Amendment Effective Date, Exhibit B (Form of Compliance Certificate), Exhibit D (Form of Solvency Certificate), Exhibit E (Form of Assignment and Assumption), Exhibits F1-F4 (Forms of U.S. Tax Compliance Certificate), Exhibit G-1 (Form of Revolving Loan Note), Exhibit G- 2 (Form of Swingline Loan Note), Exhibit I to the Credit Agreement (Form of Notice of Borrowing) and Exhibit J to the Credit Agreement (Form of Notice of Conversion/Continuation) are each hereby amended, restated and replaced with the form of Exhibit B, Exhibit D, Exhibit E, Exhibits F1-F4, Exhibit G-1, Exhibit G-2, Exhibit I and Exhibit J as set forth on Annex B attached to this Amendment. 3. Amendments to Guarantee and Collateral Agreement. (a) Effective as of the First Amendment Effective Date, the Guarantee and Collateral Agreement (and certain exhibits attached thereto) is hereby amended to delete or move the stricken text (indicated textually in the same manner as the following examples: stricken text or moved text), as applicable and to add or move the double underlined text (indicated textually in the same manner as the following examples: added text or moved text) as set forth in the in the pages of the Guarantee and Collateral Agreement (and certain exhibits attached thereto) attached as Annex C hereto. 4. Conditions Precedent to Effectiveness. This Amendment shall not be effective until each of the following conditions precedent has been fulfilled prior to or concurrently herewith, each in form and substance satisfactory to, and otherwise to the satisfaction of, the Administrative Agent and the Lenders (such date, the “First Amendment Effective Date”): (a) This Amendment shall have been duly executed and delivered by the Borrower, the Administrative Agent and the Lenders. The Administrative Agent shall have received a fully executed copy of this Amendment. (b) The Administrative Agent shall have received a duly executed copy of the First Amendment Fee Letter dated as of the date hereof. (c) The Administrative Agent shall have received a duly executed amended and restated copy of the Closing Date Fee Letter dated as of the date hereof. (d) The Administrative Agent shall have received a duly executed Amended and Restated Global Intercompany Note dated as of the date hereof. (e) Subject to Section 5(b) below with respect to Pagaya Investment Israel Ltd., the Administrative Agent shall have received a certificate of each Loan Party, dated

3 US\000321\00011\25486686.v5 ny-2622710 the First Amendment Effective Date and executed by the Secretary, Managing Member or equivalent officer of such Loan Party, in form and substance reasonably acceptable to the Administrative Agent with appropriate insertions and attachments, including (A) the Operating Documents of such Loan Party (or a statement certifying that there have been no changes to the Operating Documents delivered to the Administrative Agent on the Closing Date), (B) the relevant board resolutions or written consents of each Israeli Loan Party and Pagaya US adopted by each such Loan Party for the purposes of authorizing such Loan Party to enter into and perform the Amendment and the other Loan Documents to which such Loan Party is party, (C) the names, titles, incumbency and signature specimens of those representatives of such Loan Party who have been authorized by such resolutions and/or written consents to execute Loan Documents on behalf of such Loan Party, (D) a good standing certificate for each Loan Party from its respective jurisdiction of organization and (E) an irrevocable appointment by each Loan Party of Pagaya Technologies Ltd. as the borrowing agent and attorney-in-fact (the “Administrative Borrower”). (f) Immediately prior to and immediately after giving effect to this Amendment, no Default or Event of Default shall have occurred and be continuing. (g) Immediately prior to and immediately after giving effect to this Amendment, the representations and warranties herein and in the Credit Agreement and the other Loan Documents (as amended hereby) shall be true and correct in all material respects on and as of the date hereof, as though made on such date (except to the extent that (i) such representations and warranties relate solely to an earlier date, in which case such representations and warranties shall have been true and correct in all material respects as of such earlier date, or (ii) such representations and warranties are qualified by materiality in the text thereof, in which case they shall be true and correct in all respects). (h) The Lenders and the Administrative Agent shall have received all amounts required to be paid pursuant to (i) the First Amendment Fee Letter, and (ii) Section 8, to the extent an invoice is provided to the Borrower at least one (1) Business Day prior to the First Amendment Effective Date. 5. Conditions Subsequent. (a) Within 15 days after the First Amendment Effective Date (or such later date as the Administrative Agent may agree in its sole discretion), the Borrower shall have delivered to Administrative Agent satisfactory evidence of the filing of the originally executed copies of the Fixed Charge Debenture and Floating Charge Debenture in respect of the Borrower and the Fixed Charge Debenture and Floating Charge Debenture in respect of Pagaya Investment Israel Ltd., which were, in each case, provided in escrow to the Administrative Agent on the First Amendment Effective Date.

4 US\000321\00011\25486686.v5 ny-2622710 (b) On or before November 11, 2023 (or such later date as the Administrative Agent may agree in its sole discretion), the Borrower shall have delivered to Administrative Agent the certificate of Pagaya Investment Israel Ltd., to be dated on or around the First Amendment Effective Date and executed by the Secretary, Managing Member or equivalent officer of such Loan Party, in form and substance reasonably acceptable to the Administrative Agent with appropriate insertions and attachments, including (A) the Operating Documents of such Loan Party (or a statement certifying that there have been no changes to the Operating Documents delivered to the Administrative Agent on the Closing Date), (B) the relevant board resolutions or written consents of such Loan Party for the purposes of authorizing such Loan Party to enter into and perform the Amendment and the other Loan Documents to which such Loan Party is party, (C) the names, titles, incumbency and signature specimens of those representatives of such Loan Party who have been authorized by such resolutions and/or written consents to execute Loan Documents on behalf of such Loan Party, (D) a good standing certificate for such Loan Party from its respective jurisdiction of organization and (E) an irrevocable appointment by such Loan Party of Pagaya Technologies Ltd. as the Administrative Borrower, in each case which shall be in form and substance satisfactory to the Administrative Agent in its reasonable discretion. 6. Representations and Warranties. Each Loan Party party hereto hereby represents and warrants to the Administrative Agent and the Lenders as follows: (a) It has all requisite power and authority to enter into this Amendment and to carry out the transactions contemplated hereby. (b) The execution, delivery, and performance of this Amendment (i) have been duly authorized by all necessary organizational action, and (ii) do not and will not (A) violate any material Requirement of Law binding on it or its Subsidiaries, (B) violate any material Contractual Obligation of it or its Subsidiaries, (C) result in or require the creation or imposition of any Lien upon any properties or revenues of any Group Member pursuant to any Requirement of Law or any material Contractual Obligation, other than Liens created by the Security Documents and Liens permitted by Section 7.3 of the Credit Agreement, or (D) require any approval of any Group Member’s interestholders or any approval or consent of any Person under any material Contractual Obligation of any Group Member, other than consents or approvals that have been obtained or made and that are still in force and effect. (c) No material authorization or material approval by, and no notice to or filing with, a Governmental Authority is required in connection with the due execution, delivery and performance by it of this Amendment, other than authorizations or approvals that have been obtained or made and that are still in force and effect. (d) This Amendment is, and each other Loan Document to which it is or will be a party, when executed and delivered by each Loan Party that is a party thereto, will be the legally valid and binding obligation of such Loan Party, enforceable

5 US\000321\00011\25486686.v5 ny-2622710 against such Loan Party in accordance with its respective terms, except as enforcement may be limited by equitable principles or by bankruptcy, insolvency, reorganization, moratorium or similar laws relating to or limiting creditors’ rights generally. 7. Payment of Costs and Fees. The Borrower shall pay to the Administrative Agent its reasonable out-of-pocket expenses to the extent required pursuant to Section 10.5 of the Credit Agreement. All fees payable hereunder and under the Credit Agreement will be paid in immediately available funds and shall not be subject to reduction by way of setoff or counterclaim. 8. Choice of Law. THIS AMENDMENT AND ANY CLAIM, CONTROVERSY, DISPUTE, CAUSE OF ACTION, OR PROCEEDING (WHETHER BASED IN CONTRACT, TORT, OR OTHERWISE) BASED UPON, ARISING OUT OF, CONNECTED WITH, OR RELATING TO THIS AMENDMENT, THE CREDIT AGREEMENT OR ANY OTHER LOAN DOCUMENT (EXCEPT, AS TO THE CREDIT AGREEMENT OR ANY OTHER LOAN DOCUMENT, AS EXPRESSLY SET FORTH THEREIN) AND THE TRANSACTIONS CONTEMPLATED HEREBY, AND THEREBY, AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER AND THEREUNDER, SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE INTERNAL LAWS (AND NOT THE CONFLICT OF LAW RULES) OF THE STATE OF NEW YORK. THIS SECTION 8 SHALL SURVIVE THE DISCHARGE OF OBLIGATIONS. The provisions of Section 10.13 of the Credit Agreement are hereby incorporated mutatis mutandis. 9. Counterpart Execution. This Amendment may be executed in any number of counterparts, all of which when taken together shall constitute one and the same instrument, and any of the parties hereto may execute this Amendment by signing any such counterpart. Delivery of an executed counterpart of this Amendment by telefacsimile or other electronic method of transmission shall be equally as effective as delivery of an original executed counterpart of this Amendment. The words “execution,” “signed,” “signature,” and words of like import in this amendment shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act. 10. Effect on Loan Documents. (a) The Credit Agreement and each of the other Loan Documents, as amended hereby, shall be and remain in full force and effect in accordance with their respective terms and hereby are ratified and confirmed in all respects. The execution, delivery, and performance of this Amendment shall not operate, except as expressly set forth herein, as a modification or waiver of any right, power, or remedy of the Administrative Agent or any Lender under the Credit Agreement

6 US\000321\00011\25486686.v5 ny-2622710 or any other Loan Document. The consents, modifications and other agreements herein are limited to the specifics hereof (including facts or occurrences on which the same are based), shall not apply with respect to any facts or occurrences other than those on which the same are based, shall not excuse any non-compliance with the Loan Documents, and shall not operate as a consent or waiver to any matter under the Loan Documents. Except for the amendments to the Loan Documents expressly set forth herein, the Credit Agreement and other Loan Documents shall remain unchanged and in full force and effect. (b) Upon and after the First Amendment Effective Date, each reference in the Credit Agreement to “this Agreement”, “hereunder”, “herein”, “hereof” or words of like import referring to the Credit Agreement, and each reference in the other Loan Documents to “the Credit Agreement”, “thereunder”, “therein”, “thereof” or words of like import referring to the Credit Agreement, shall mean and be a reference to the Credit Agreement as modified and amended hereby. (c) To the extent that any terms and conditions in any of the Loan Documents shall contradict or be in conflict with any terms or conditions of the Credit Agreement, after giving effect to this Amendment, such terms and conditions are hereby deemed modified or amended accordingly to reflect the terms and conditions of the Credit Agreement as modified or amended hereby. (d) This Amendment is a Loan Document. (e) Unless the context of this Amendment clearly requires otherwise, references to the plural include the singular, references to the singular include the plural, the terms “includes” and “including” are not limiting, and the term “or” has, except where otherwise indicated, the inclusive meaning represented by the phrase “and/or”. 11. Entire Agreement. This Amendment, and terms and provisions hereof, the Credit Agreement and the other Loan Documents constitute the entire understanding and agreement between the parties hereto with respect to the subject matter hereof and supersedes any and all prior or contemporaneous amendments or understandings with respect to the subject matter hereof, whether express or implied, oral or written. 12. Reaffirmation of Obligations. Each Loan Party party hereto hereby reaffirms its obligations under each Loan Document to which it is a party. Each Loan Party party hereto hereby further ratifies and reaffirms the validity and enforceability of all of the Liens heretofore granted, pursuant to and in connection with the Guarantee and Collateral Agreement or any other Loan Document to the Administrative Agent on behalf and for the benefit of the Lenders, the Swingline Lender and the Issuing Lender, as collateral security for the obligations under the Loan Documents in accordance with their respective terms, and acknowledges that all of such Liens, and all collateral heretofore pledged as security for such obligations, continues to be and remain collateral

7 US\000321\00011\25486686.v5 ny-2622710 for such obligations from and after the date hereof. The parties intend that nothing contained herein shall constitute a novation of the Obligations under the Loan Documents. In addition to all of the Pagaya US’s other obligations under the Loan Documents, and for the avoidance of doubt, from and after the First Amendment Effective Date, Pagaya US and Pagaya Israel acknowledge and agree that Pagaya US, in its capacity as a Borrower is jointly and severally, individually and collectively (together with Pagaya Israeli), liable and responsible for the repayment in full of any Loans outstanding immediately prior to the First Amendment Effective Date. 13. [Reserved]. 14. Relationship of Parties. Nothing in this Amendment shall be construed to alter the existing debtor-creditor relationship among the Loan Parties, the Administrative Agent and the Lenders, nor is this Amendment intended to change or affect in any way the relationship among the Administrative Agent and the Lenders, on one hand, and the Loan Parties, on the other hand, to one other than a debtor-creditor relationship. This Amendment is not intended, nor shall it be construed, to create a partnership or joint venture relationship between or among any of the parties hereto. No Person other than a party hereto is intended to be a beneficiary hereof and no Person other than a party hereto shall be authorized to rely upon or enforce the contents of this Amendment. 15. Survival of Representations, Warranties and Covenants. All representations, warranties, covenants and releases of each Loan Party made in this Amendment or any other document furnished in connection with this Amendment will survive the execution and delivery of this Amendment, and no investigation by Administrative Agent or any Lender, or any closing, will affect the representations and warranties or the right of Administrative Agent and Lenders to rely upon them. 16. Severability. In case any provision in this Amendment shall be invalid, illegal or unenforceable, such provision shall be severable from the remainder of this Amendment and the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby. 17. Global Intercompany Note. Reference is made to that certain Global Intercompany Note dated as of October 7, 2022 by and among each of the Loan Parties, and Pagaya Investments S.A.R.L, and Pagaya Investments CH AG. Each Loan Party for itself and on behalf each other non-Loan Party Group Member party thereto hereby acknowledges and agrees that upon and after the First Amendment Effective Date, the reference in the Global Intercompany Note to “Silicon Valley Bank”, shall mean and be a reference to “Silicon Valley Bank, a division of First-Citizens Bank & Trust Company” and each reference to the Administrative Agent shall mean and be a reference to First-Citizens Bank & Trust Company in its capacity as Administrative Agent hereunder. [SIGNATURE PAGES FOLLOW]

[Signature Page to First Amendment to Credit Agreement] VALLEY NATIONAL BANK, as a Lender By: Name: Michal Franklin Title: FVP

ny-2622710 Annex A Conformed Credit Agreement [see attached]

Conformed Through the First Amendment EXECUTION VERSION ny-2616960 SENIOR SECURED REVOLVING CREDIT AGREEMENT dated as of September 2, 2022, among PAGAYA TECHNOLOGIES LTD., and as the BorrowerPAGAYA US HOLDING COMPANY LLC, jointly and severally, individually and collectively as the context may require, as the Borrower, THE SEVERAL LENDERS FROM TIME TO TIME PARTY HERETO, SILICON VALLEY BANK, a division of FIRST-CITIZENS BANK & TRUST COMPANY, as Administrative Agent, Issuing Lender and Swingline Lender, and SILICON VALLEY BANK, a division of FIRST-CITIZENS BANK & TRUST COMPANY, as Lead Arranger

Table of Contents Page -i- ny-2616960 SECTION 1 DEFINITIONS 1 1.1 Defined Terms 1 1.2 Other Definitional and Interpretive Provisions. 3943 1.3 Rounding 4044 1.4 Rates 4044 1.5 Exchange Rates. 4144 SECTION 2 AMOUNT AND TERMS OF COMMITMENTS 4145 2.1 Revolving Commitments. 4145 2.2 Procedure for Revolving Loan Borrowing 4245 2.3 Swingline Commitment 4246 2.4 Procedure for Swingline Borrowing; Refunding of Swingline Loans. 4346 2.5 Overadvances 4447 2.6 Fees. 4448 2.7 Termination or Reduction of Revolving Commitments. 4548 2.8 Conversion and Continuation Options. 4549 2.9 Limitations on SOFR Tranches 4649 2.10 Interest Rates and Payment Dates. 4650 2.11 Computation of Interest and Fees; Conforming Changes. 4750 2.12 Inability to Determine Interest Rate. 4750 2.13 Pro Rata Treatment and Payments. 4952 2.14 Illegality; Requirements of Law. 5255 2.15 Taxes. 5457 2.16 Indemnity 5761 2.17 Change of Lending Office 5861 2.18 Substitution of Lenders 5861 2.19 Defaulting Lenders. 5962 2.20 Notes 6165 2.21 Incremental Facility. 6165 2.22 Joint and Several Liability of the Borrowers. 66 SECTION 3 LETTERS OF CREDIT 6370 3.1 L/C Commitment. 6370 3.2 Procedure for Issuance of Letters of Credit 6471 3.3 Fees and Other Charges. 6471 3.4 L/C Participations 6572 3.5 Reimbursement. 6572 3.6 Obligations Absolute 6673 3.7 Letter of Credit Payments 6774 3.8 Applications 6774 3.9 Interim Interest 6774 3.10 Cash Collateral. 6774 3.11 Additional Issuing Lenders 6975 3.12 Resignation of the Issuing Lender 6975 3.13 Applicability of UCP and ISP 6976

Table of Contents (continued) Page -ii- ny-2616960 SECTION 4 REPRESENTATIONS AND WARRANTIES 6976 4.1 Financial Condition 6976 4.2 No Change 7076 4.3 Existence; Compliance with Law 7076 4.4 Power, Authorization; Enforceable Obligations 7077 4.5 No Legal Bar 7077 4.6 Litigation 7177 4.7 No Default 7177 4.8 Ownership of Property; Liens; Investments 7177 4.9 Intellectual Property 7178 4.10 Taxes 7178 4.11 Federal Regulations 7178 4.12 Labor Matters 7278 4.13 ERISA 7278 4.14 Investment Company Act 7279 4.15 Subsidiaries 7279 4.16 Use of Proceeds 7379 4.17 Environmental Matters 7379 4.18 Accuracy of Information, etc. 7379 4.19 Security Documents. 7380 4.20 Solvency; Voidable Transaction 7480 4.21 Insurance 7480 4.22 Revenue 7481 4.23 OFAC 7481 4.24 Anti-Corruption Laws 7481 4.25 Breaching Company 7481 4.26 IIA and Investment Center 7481 4.27 Representations as to Foreign Obligors. 7581 SECTION 5 CONDITIONS PRECEDENT 7582 5.1 Conditions to Initial Extension of Credit 7582 5.2 Conditions to Each Extension of Credit 7885 5.3 Post-Closing Covenants 7986 SECTION 6 AFFIRMATIVE COVENANTS 7986 6.1 Financial Statements 7986 6.2 Certificates; Reports; Other Information 8087 6.3 Excess Cash 8289 6.4 Payment of Obligations 8289 6.5 Maintenance of Existence; Compliance 8389 6.6 Maintenance of Property; Insurance 8389 6.7 Inspection of Property; Books and Records; Discussions 8390 6.8 Notices 8490 6.9 Environmental Laws. 8591 6.10 Operating Accounts 8591 6.11 [Reserved] 8592 6.12 Additional Collateral, Etc. 8592

Table of Contents (continued) Page -iii- ny-2616960 6.13 Use of Proceeds 8894 6.14 Designated Senior Indebtedness 8894 6.15 Anti-Corruption Laws 8894 6.16 Further Assurances 8895 6.17 Grants 8895 SECTION 7 NEGATIVE COVENANTS 8895 7.1 Financial Condition Covenants 8895 7.2 Indebtedness 8995 7.3 Liens 9197 7.4 Fundamental Changes 93100 7.5 Disposition of Property 93100 7.6 Restricted Payments 95102 7.7 Investments 96103 7.8 ERISA 99106 7.9 [Reserved] 99106 7.10 Transactions with Affiliates 99106 7.11 Sale Leaseback Transactions 100106 7.12 [Reserved] 100107 7.13 Accounting Changes 100107 7.14 Negative Pledge Clauses 100107 7.15 Clauses Restricting Subsidiary Distributions 100107 7.16 Changes in Nature of Business 101108 7.17 Organizational Agreements 101108 7.18 Use of Proceeds 101108 7.19 Subordinated Indebtedness. 101108 7.20 Anti-Terrorism Laws. 101108 SECTION 8 EVENTS OF DEFAULT 102109 8.1 Events of Default 102109 8.2 Remedies Upon Event of Default 105112 8.3 Application of Funds 106113 SECTION 9 THE ADMINISTRATIVE AGENT 107114 9.1 Appointment and Authority. 107114 9.2 Delegation of Duties 108115 9.3 Exculpatory Provisions 108115 9.4 Reliance by Administrative Agent 109116 9.5 Notice of Default 110117 9.6 Non-Reliance on Administrative Agent and Other Lenders 110117 9.7 Indemnification 110117 9.8 Agent in Its Individual Capacity 111118 9.9 Successor Administrative Agent. 111118 9.10 Collateral and Guaranty Matters 112119 9.11 Administrative Agent May File Proofs of Claim 113120 9.12 No Other Duties, etc. 114121 9.13 Cash Management Bank and Qualified Counterparty Reports 114121 9.14 Recovery of Erroneous Payments 114121

Table of Contents (continued) Page -iv- ny-2616960 9.15 Survival 116123 SECTION 10 MISCELLANEOUS 117124 10.1 Amendments and Waivers. 117124 10.2 Notices. 119126 10.3 No Waiver; Cumulative Remedies 120127 10.4 Survival of Representations and Warranties 120127 10.5 Expenses; Indemnity; Damage Waiver. 120128 10.6 Successors and Assigns; Participations and Assignments. 122129 10.7 Adjustments; Set-off. 126133 10.8 Payments Set Aside 127134 10.9 Interest Rate Limitation 127134 10.10 Counterparts; Electronic Execution of Assignments. 127135 10.11 Severability 128135 10.12 Integration 128135 10.13 GOVERNING LAW 128135 10.14 Submission to Jurisdiction; JURY TRIAL WAIVER and other Waivers 128135 10.15 Acknowledgements 129136 10.16 Releases of Guarantees and Liens. 130137 10.17 Treatment of Certain Information; Confidentiality 130137 10.18 Automatic Debits 131138 10.19 Judgment Currency 131139 10.20 Patriot Act; Other Regulations 132139 10.21 Acknowledgement and Consent to Bail-In of Affected Financial Institutions 132139 10.22 Acknowledgement Regarding Any Supported QFCs 133140 10.23 Acknowledgement Regarding Israeli Banking Laws 133141

Table of Contents (continued) -i- ny-2616960 SCHEDULES Schedule 1.1A: Commitments Schedule 1.1B: [Reserved] Schedule 4.4: Governmental Approvals, Consents, Authorizations, Filings and Notices Schedule 4.15: Subsidiaries Schedule 4.19(a): Financing Statements and Other Filings Schedule 7.2(e): Existing Indebtedness Schedule 7.3(f): Existing Liens Schedule 7.7(e): Existing Investments EXHIBITS Exhibit A: Form of Guarantee and Collateral Agreement Exhibit B: Form of Compliance Certificate Exhibit C: [Reserved] Exhibit D: Form of Solvency Certificate Exhibit E: Form of Assignment and Assumption Exhibits F-1 – F-4: Forms of U.S. Tax Compliance Certificate Exhibit G-1: Form of Revolving Loan Note Exhibit G-2: Form of Swingline Loan Note Exhibit H: Form of Collateral Information Certificate Exhibit I: Form of Notice of Borrowing Exhibit J: Form of Notice of Conversion/Continuation Exhibit K-1: Form of Floating Charge Debenture Exhibit K-2: Form of Fixed Charge Debenture

ny-2616960 1 CREDIT AGREEMENT THIS SENIOR SECURED REVOLVING CREDIT AGREEMENT, dated as of September 2, 2022 (this “Agreement”), is entered into by and among PAGAYA TECHNOLOGIES LTD, a company organized under the laws of Israel (the “Pagaya Israel”), PAGAYA US HOLDING COMPANY LLC, a Delaware limited liability company (“Pagaya US” and together with Pagaya Israel, individually and collectively, jointly and severally, as the context may require, the “Borrower”), the several banks and other financial institutions or entities from time to time party to this Agreement as lenders (for so long as such lender remains a party hereto in such capacity, each, a “Lender” and, collectively, the “Lenders”), SILICON VALLEY BANK, a division of FIRST-CITIZENS BANK & TRUST COMPANY (successor by purchase to the Federal Deposit Insurance Corporation as receiver for Silicon Valley Bridge Bank, N.A. (as successor to Silicon Valley Bank)) (“SVB”), as the Issuing Lender and the Swingline Lender (each, as defined below), and SVB, as administrative and collateral agent for the Lenders (in such capacity, together with any successors and permitted assigns in such capacity, the “Administrative Agent”). RECITALS: WHEREAS, the Borrower desires to obtain financing to refinance the Existing Credit Facility and to provide for working capital financing and general corporate purposes and letter of credit facilities; WHEREAS, the Lenders have agreed to extend a revolving credit facility to the Borrower, upon the terms and conditions specified in this Agreement, in an initial aggregate principal amount of $167,500,000, including a letter of credit sub-facility in the aggregate principal amount of $50,000,000 (as a sublimit of the revolving loan facility), and a swingline sub-facility in the aggregate principal amount of $20,000,000 (as a sublimit of the revolving loan facility); WHEREAS, the Borrower has agreed to secure all of its Obligations by granting to the Administrative Agent, for the benefit of the Secured Parties, a first priority lien (subject to Liens permitted by the Loan Documents) on its interests in the Collateral (as defined below); and WHEREAS, each of the Guarantors has agreed to guarantee the Obligations of the Borrower and to secure the Obligations by granting to the Administrative Agent, for the benefit of the Secured Parties, a first priority lien (subject to Liens permitted by the Loan Documents) on its interests in the Collateral. NOW, THEREFORE, the parties hereto hereby agree as follows: SECTION 1 DEFINITIONS 1.1 Defined Terms. As used in this Agreement (including the recitals hereof), the terms listed in this Section 1.1 shall have the respective meanings set forth in this Section 1.1. “ABR”: for any day, a rate per annum equal to the highest of (a) the Prime Rate in effect on such day, and (b) the Federal Funds Effective Rate in effect for such day plus 0.50%; provided that in no event shall the ABR be deemed to be less than 1.00%. Any change in the ABR due to a change in the Prime Rate or the Federal Funds Effective Rate, as the case may be, shall be effective as of the opening of business on the effective day of the change in such rates. “ABR Loans”: Loans, the rate of interest applicable to which is based upon the ABR.

ny-2616960 2 “Account Debtor”: any Person who may become obligated to any Person under, with respect to, or on account of, an Account, chattel paper or general intangibles (including a payment intangible). “Accounts”: all “accounts” (as defined in the UCC) of a Person, including, without limitation, accounts, accounts receivable, monies due or to become due and obligations in any form (whether arising in connection with contracts, contract rights, instruments, general intangibles, or chattel paper), in each case whether arising out of goods sold or services rendered or from any other transaction and whether or not earned by performance, now or hereafter in existence, and all documents of title or other documents representing any of the foregoing, and all collateral security and guaranties of any kind, now or hereafter in existence, given by any Person with respect to any of the foregoing. “Accrued DP Interest”: the interest accruing and payable on the portion of the DP Amounts that have not been paid. “Adjusted Term SOFR”: for purposes of any calculation, the rate per annum equal to (a) Term SOFR for such calculation plus (b) the Term SOFR Adjustment; provided that if Adjusted Term SOFR as so determined shall ever be less than the Floor, then Adjusted Term SOFR shall be deemed to be equal to the Floor. “Administrative Agent”: SVB, as the administrative agent under this Agreement and the other Loan Documents, together with any of its successors in such capacity. “Administrative Borrower”: as defined in Section 2.22(m). “Affected Financial Institution”: (a) any EEA Financial Institution or (b) any UK Financial Institution. “Affected Lender”: as defined in Section 2.18. “Affiliate”: with respect to a specified Person, another Person that directly, or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified; provided that, neither the Administrative Agent nor the Lenders nor any Cash Management Bank shall be deemed Affiliates of the Loan Parties as a result of the exercise of their rights and remedies under the Loan Documents or Specified Cash Management Agreements. “Agent Parties”: as defined in Section 10.2(d)(ii). “Aggregate Exposure”: with respect to any Lender at any time, an amount equal to the sum of (a) the amount of such Lender’s Revolving Commitment then in effect or, if the Revolving Commitments have been terminated, the amount of such Lender’s Revolving Extensions of Credit then outstanding, and (b) without duplication of clause (a), the L/C Commitment of such Lender then in effect (as a sublimit of the Revolving Commitment of such Lender). “Aggregate Exposure Percentage”: with respect to any Lender at any time, the ratio (expressed as a percentage) of such Lender’s Aggregate Exposure at such time to the Aggregate Exposure of all Lenders at such time. “Agreement”: as defined in the preamble hereto. “Applicable Margin”: (i) with respect to SOFR Loans, two and three quarters percent (2.75%) per annum, and (ii) with respect to ABR Loans, one and three quarters percent (1.75%) per annum.

ny-2616960 3 “Application”: an application, in such form as the Issuing Lender may specify from time to time, requesting the Issuing Lender to issue a Letter of Credit. “Approved Fund”: any Fund that is administered or managed by (a) a Lender, (b) an Affiliate of a Lender, or (c) an entity or an Affiliate of an entity that administers or manages a Lender. “Assignment and Assumption”: an assignment and assumption entered into by a Lender and an Eligible Assignee (with the consent of any party whose consent is required by Section 10.6), and accepted by the Administrative Agent, in substantially the form of Exhibit E or any other form approved by the Administrative Agent. “Available Designated Non-Cash Consideration Amount”: as of any date of determination, (a) $5,000,000, minus (b) the fair market value (as of the date such Designated Non-Cash Consideration had been received) of each other outstanding item of Designated Non-Cash Consideration that has not since been converted to, or Disposed of in exchange for, cash or Cash Equivalents. “Available Equity Amount”: as of any date of determination, (a) fifty percent (50%) of the net cash proceeds received from the sale or issuance of shares of Capital Stock (other than Disqualified Stock) of any Group Member within the six (6) month period preceding such date of determination, minus (b) the amount of Investments previously made in reliance of the amount calculated pursuant to clause (a) during such six (6) month period.; provided that, for the avoidance of doubt, the available Available Equity Amount shall not include any amounts of proceeds from the sale or issuance of such Capital Stock that were substantially contemporaneously used for an Investment permitted pursuant to Section 7.7 hereof. “Available Revolving Commitment”: at any time, an amount equal to (a) the Total Revolving Commitments in effect at such time, minus (b) the aggregate undrawn Dollar Equivalent amount of all outstanding Letters of Credit at such time, minus (c) the aggregate amount of all L/C Disbursements that have not yet been reimbursed or converted into Revolving Loans or Swingline Loans at such time, minus (d) the aggregate principal balance of any Revolving Loans outstanding at such time; provided that for purposes of calculating any Lender’s Revolving Extensions of Credit for the purpose of determining such Lender’s Available Revolving Commitment pursuant to Section 2.6(b), the aggregate principal amount of Swingline Loans then outstanding shall be deemed to be zero. “Available Revolving Increase Amount”: as of any date of determination, an amount equal to the result of (a) $130,000,000 minus (b) the aggregate principal amount of Increases to the Revolving Commitments previously made pursuant to Section 2.21, in each case incurred in accordance with this Agreement. “Available Tenor”: as of any date of determination and with respect to the then-current Benchmark, as applicable, (x) if such Benchmark is a term rate, any tenor for such Benchmark (or component thereof) that is or may be used for determining the length of an interest period pursuant to this Agreement or (y) otherwise, any payment period for interest calculated with reference to such Benchmark (or component thereof) that is or may be used for determining any frequency of making payments of interest calculated with reference to such Benchmark pursuant to this Agreement, in each case, as of such date and not including any tenor for such Benchmark that is then-removed from the definition of “Interest Period” pursuant to Section 2.12(b)(iv). “Bail-In Action”: the exercise of any Write-Down and Conversion Powers by the applicable Resolution Authority in respect of any liability of an Affected Financial Institution.

ny-2616960 4 “Bail-In Legislation”: (a) with respect to any EEA Member Country implementing Article 55 of Directive 2014/59/EU of the European Parliament and of the Council of the European Union, the implementing law for such EEA Member Country from time to time which is described in the EU Bail-In Legislation Schedule and (b) with respect to the United Kingdom, Part I of the United Kingdom Banking Act 2009 (as amended from time to time) and any other law, regulation or rule applicable in the United Kingdom relating to the resolution of unsound or failing banks, investment firms or other financial institutions or their affiliates (other than through liquidation, administration or other Insolvency Proceedings). “Bankruptcy Code”: Title 11 of the United States Code entitled “Bankruptcy.” “Benchmark”: initially, the Term SOFR Reference Rate; provided that if a Benchmark Transition Event has occurred with respect to the Term SOFR Reference Rate or the then-current Benchmark, then “Benchmark” means the applicable Benchmark Replacement to the extent that such Benchmark Replacement has replaced such prior benchmark rate pursuant to Section 2.12(b)(i). “Benchmark Replacement”: with respect to any Benchmark Transition Event, the first alternative set forth in the order below that can be determined by the Administrative Agent for the applicable Benchmark Replacement Date: (a) the sum of (i) Daily Simple SOFR and (ii) the related Benchmark Replacement Adjustment; (b) the sum of: (i) the alternate benchmark rate that has been selected by the Administrative Agent and the Administrative Borrower giving due consideration to (A) any selection or recommendation of a replacement benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (B) any evolving or then-prevailing market convention for determining a benchmark rate as a replacement to the then-current Benchmark for Dollar-denominated syndicated credit facilities at such time and (ii) the related Benchmark Replacement Adjustment. If the Benchmark Replacement as determined pursuant to clause (a) or (b) above would be less than the Floor, the Benchmark Replacement will be deemed to be the Floor for the purposes of this Agreement and the other Loan Documents. “Benchmark Replacement Adjustment”: with respect to any replacement of the then current Benchmark with an Unadjusted Benchmark Replacement, the spread adjustment, or method for calculating or determining such spread adjustment, (which may be a positive or negative value or zero) that has been selected by the Administrative Agent and the Administrative Borrower giving due consideration to (a) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement by the Relevant Governmental Body or (b) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Benchmark with the applicable Unadjusted Benchmark Replacement for Dollar-denominated syndicated credit facilities at such time. “Benchmark Replacement Date”: the earliest to occur of the following events with respect to the then-current Benchmark: (a) in the case of clause (a) or (b) of the definition of “Benchmark Transition Event,” the later of (i) the date of the public statement or publication of information referenced therein and (ii) the date on which the administrator of such Benchmark (or the published component used in the ny-2616960 5 calculation thereof) permanently or indefinitely ceases to provide all Available Tenors of such Benchmark (or such component thereof); (b) in the case of clause (c) of the definition of “Benchmark Transition Event”, the first date on which such Benchmark (or the published component used in the calculation thereof) has been determined and announced by the regulatory supervisor for the administrator of such Benchmark (or such component thereof) to be non-representative; provided that such non-representativeness will be determined by reference to the most recent statement or publication referenced in such clause (c) and even if any Available Tenor of such Benchmark (or such component thereof) continues to be provided on such date; The “Benchmark Replacement Date” will be deemed to have occurred in the case of clause (a) or (b) with respect to any Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Tenors of such Benchmark (or the published component used in the calculation thereof). “Benchmark Transition Event”: the occurrence of one or more of the following events with respect to the then-current Benchmark: (a) a public statement or publication of information by or on behalf of the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof), permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof); (b) a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof), the Board of Governors of the Federal Reserve System, the Federal Reserve Bank of New York, an insolvency official with jurisdiction over the administrator for such Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Benchmark (or such component), which states that the administrator of such Benchmark (or such component) has ceased or will cease to provide all Available Tenors of such Benchmark (or such component thereof) permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Benchmark (or such component thereof); or (c) a public statement or publication of information by the regulatory supervisor for the administrator of such Benchmark (or the published component used in the calculation thereof) announcing that all Available Tenors of such Benchmark (or such component thereof) are not, or as of a specified future date will not be, representative. A “Benchmark Transition Event” will be deemed to have occurred with respect to any Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Tenor of such Benchmark (or the published component used in the calculation thereof). “Benchmark Unavailability Period”: with respect to any Benchmark, the period (if any) (x) beginning at the time that a Benchmark Replacement Date has occurred if, at such time, no Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Loan ny-2616960 6 Document in accordance with Section 2.12(b) and (y) ending at the time that a Benchmark Replacement has replaced the then-current Benchmark for all purposes hereunder and under any Loan Document in accordance with Section 2.12(b). “Beneficial Ownership Certification”: a certification regarding beneficial ownership required by the Beneficial Ownership Regulation, which certification shall be substantially similar in form and substance to the form of Certification Regarding Beneficial Owners of Legal Entity Customers published jointly, in May 2018, by the Loan Syndications and Trading Association and Securities Industry and Financial Markets Association. “Beneficial Ownership Regulation”: United States 31 C.F.R. § 1010.230. “Benefitted Lender”: as defined in Section 10.7(a). “Blocked Person”: as defined in Section 7.20. “Board”: the Board of Governors of the Federal Reserve System of the United States (or any successor). “Borrower”: as defined in the preamble heretoinitially, Pagaya Israel, and from and after the First Amendment Effective Date, Pagaya Israel and Pagaya US, individually and collectively, jointly and severally, as the context may require. “Borrowing Date”: any Business Day specified by the Borrower in a Notice of Borrowing as a date on which the Borrower requests the relevant Lenders to make Loans hereunder. “Business Day”: a day other than a Saturday, Sunday or other day on which commercial banks in the State of New York or the State of California are authorized or required by law to close. “Capital Lease Obligations”: as to any Person, the obligations of such Person to pay rent or other amounts under any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which obligations are required to be classified and accounted for as capital leases on a balance sheet of such Person under GAAP and, for the purposes of this Agreement, the amount of such obligations at any time shall be the capitalized amount thereof at such time determined in accordance with GAAP; provided, that for all purposes hereunder, any obligations of such Person that would have been treated as operating leases in accordance with GAAP prior to the adoption of Accounting Standards Codification 842 (Leases), shall be treated as operating leases for all purposes under the Loan Documents, regardless of any change in GAAP pursuant to Accounting Standards Codification 842 (Leases), or otherwise. “Capital Stock”: with respect to any Person, all of the shares of capital stock of (or other ownership or profit interests in) such Person, all of the warrants, options or other rights for the purchase or acquisition from such Person of shares of capital stock of (or other ownership or profit interests in) such Person, all of the securities convertible into or exchangeable for shares of capital stock of (or other ownership or profit interests in) such Person or warrants, rights or options for the purchase or acquisition from such Person of such shares (or such other interests), and all of the other ownership or profit interests in such Person (including partnership, member or trust interests therein), whether voting or nonvoting, and whether or not such shares, warrants, options, rights or other interests are outstanding on any date of determination. “Cash Collateralize”: to pledge and deposit with or deliver to (a) with respect to Obligations in ny-2616960 7 respect of Letters of Credit, the Administrative Agent, for the benefit of the Issuing Lender and one or more of the Lenders, as applicable, as collateral for L/C Exposure or obligations of the Lenders to fund participations in respect thereof, cash or deposit account balances or, if the Administrative Agent and the Issuing Lender shall agree in their sole discretion, other credit support, in each case pursuant to documentation in form and substance satisfactory to the Administrative Agent and such Issuing Lender; (b) with respect to Obligations arising under any Specified Cash Management Agreement in connection with Cash Management Services, the applicable Cash Management Bank, for its own or any of its applicable Affiliate’s benefit, as provider of such Cash Management Services, cash or deposit account balances or, if the Administrative Agent and the applicable Cash Management Bank shall agree in their sole discretion, other credit support, in each case pursuant to documentation in form and substance reasonably satisfactory to the Administrative Agent and such Cash Management Bank; or (c) with respect to Obligations in respect of any Specified Swap Agreements, the applicable Qualified Counterparty, as Collateral for such Obligations, cash or deposit account balances or, if such Qualified Counterparty shall agree in its sole discretion, other credit support, in each case pursuant to documentation in form and substance reasonably satisfactory to such Qualified Counterparty. “Cash Collateral” shall have a meaning correlative to the foregoing and shall include the proceeds of such cash collateral and other credit support. “Cash Equivalents”: (a) marketable direct obligations issued by, or unconditionally guaranteed or insured by, the federal government of the United States or issued by any agency thereof and backed by the full faith and credit of the United States, in each case, maturing within twelve (12) months from the date of acquisition; (b) certificates of deposit, time deposits, eurodollar time deposits or overnight bank deposits having maturities of twelve (12) months or less from the date of acquisition issued by any Lender, the Administrative Agent or one of their Affiliates (or any Person that was a Lender, the Administrative Agent or one of their Affiliates at the time of the acquisition thereof) or by any commercial bank organized under the laws of the United States or any state thereof having combined capital and surplus of not less than $250,000,000; (c) commercial paper of an issuer rated at least A-2 by S&P or P-2 by Moody’s, or carrying an equivalent rating by a nationally recognized rating agency, if both of the two named rating agencies cease publishing ratings of commercial paper issuers generally provided that, if, after the acquisition thereof, any such commercial paper suffers a ratings downgrade such that it is no longer rated at least A-2 by S&P or P-2 by Moody’s, or an equivalent rating by a nationally recognized rating agency, such commercial paper shall deemed to be a Cash Equivalent until the date that is thirty (30) days following the date on which a Responsible Officer of the Borrower has knowledge of such ratings change), and maturing within twelve (12) months from the date of acquisition; (d) repurchase obligations of any Lender, the Administrative Agent or one of their Affiliates (or any Person that was a Lender, the Administrative Agent or one of their Affiliates at the time of the acquisition thereof) or of any commercial bank satisfying the requirements of clause (b) of this definition having a term of not more than thirty (30) days, with respect to securities issued or fully guaranteed or insured by the United States government; (e) securities with maturities of one (1) year or less from the date of acquisition issued or fully guaranteed by any state, commonwealth or territory of the United States, by any political subdivision or taxing authority of any such state, commonwealth or territory or by any foreign government, the securities of which state, commonwealth, territory, political subdivision, taxing authority or foreign government (as the case may be) are rated at least A by S&P or A by Moody’s, or carrying an equivalent rating by a nationally recognized rating agency if both of the two named rating agencies cease publishing such ratings generally (provided that, if, after the acquisition thereof, any such security suffers a ratings downgrade such that it is no longer rated at least A by S&P or A by Moody’s, or an equivalent rating by a nationally recognized rating agency, such security shall deemed to be a Cash Equivalent until the date that is thirty (30) days following the date on which a Responsible Officer of the Borrower has knowledge of such ratings change)); (f) securities with maturities of twelve (12) months or less from the date of acquisition backed by standby letters of credit issued by any Lender, the Administrative Agent or one of their Affiliates (or any Person that was a ny-2616960 8 Lender, the Administrative Agent or one of their Affiliates at the time of the acquisition thereof) or any commercial bank satisfying the requirements of clause (b) of this definition; (g) money market mutual or similar funds that invest primarily in assets satisfying the requirements of clauses (a) through (f) of this definition; (h) money market funds that (i) comply with the criteria set forth in SEC Rule 2a-7 under the Investment Company Act of 1940, as amended, (ii) are rated AAA by S&P and Aaa by Moody’s, or carrying an equivalent rating by a nationally recognized rating agency if both of the two named rating agencies cease publishing such ratings generally (provided that, if, after the acquisition thereof, any such money market fund suffers a ratings downgrade such that it is no longer rated at least AAA by S&P or Aaa by Moody’s, or an equivalent rating by a nationally recognized rating agency, such money market fund shall deemed to be a Cash Equivalent until the date that is thirty (30) days following the date on which a Responsible Officer of the Borrower has knowledge of such ratings change)) and (iii) have portfolio assets of at least $5,000,000,000; (i) currencies held by the Borrower or its Subsidiaries from time to time in the ordinary course of business; and (j) with respect to any Foreign Subsidiary, (i) time deposits, certificates of deposit or bankers’ acceptances issued by any commercial bank which is organized and existing under the laws of the country in which such Foreign Subsidiary maintains its chief executive office or principal place of business, or payable to such Foreign Subsidiary promptly following demand and maturing within twelve (12) months of the date of acquisition and (ii) other investments of a similar type to those described in clauses (a) – (h) of this definition, which have been permitted pursuant to Borrower’s investment policy as approved by the board of directors (or committee thereof) of the Borrower from time to time, in the country where such Foreign Subsidiary maintains its chief executive office or principal place of business; provided that such (1) investments of the type and maturity described in clause (a) above are with foreign commercial banks, which investments or commercial banks (or the parents of such commercial banks) have comparable credit quality and are customarily used by companies in the jurisdictions of such Foreign Subsidiaries for cash management purposes and (2) other short-term investments utilized by Foreign Subsidiaries in accordance with normal investment practices for cash management of comparable tenure and credit quality to those described in clause (a) above or other high quality short term investments, in each case, customarily utilized in countries in which such Foreign Subsidiary operates for short term cash management purposes. “Cash Management Agreement”: an agreement with any Person to provide cash management and other services provided to one or more of the Group Members, which may include treasury, depository, return items, overdraft, controlled disbursement, merchant store value cards, e-payables services, electronic funds transfer, interstate depository network, automatic clearing house transfer (including the Automated Clearing House processing of electronic funds transfers through the direct Federal Reserve Fedline system), merchant services, direct deposit of payroll, business credit card (including so-called “purchase cards”, “procurement cards” or “p-cards”), credit card processing services, debit cards, stored value cards, and check cashing services. “Cash Management Bank”: any Person that, at the time it enters into a Cash Management Agreement, is the Administrative Agent or a Lender or an Affiliate of the Administrative Agent or a Lender or, with respect to any Cash Management Agreement entered into prior to the Closing Date, was a Lender, Agent or an Affiliate thereof as of the Closing Date, in each case in its capacity as a party to such Cash Management Agreement. “Cash Management Services”: cash management and other services provided to one or more of the Group Members by a Cash Management Bank which may include treasury, depository, return items, overdraft, controlled disbursement, merchant store value cards, e-payables services, electronic funds transfer, interstate depository network, automatic clearing house transfer (including the Automated Clearing House processing of electronic funds transfers through the direct Federal Reserve Fedline system), merchant services, direct deposit of payroll, business credit card (including so-called “purchase cards”, “procurement cards” or “p-cards”), credit card processing services, debit cards, stored value ny-2616960 9 cards, and check cashing services identified in such Cash Management Bank’s Specified Cash Management Agreements. “Casualty Event”: any damage to or any destruction of, or any condemnation or other taking by any Governmental Authority of any property of a Group Member. “Certificated Securities”: as defined in Section 4.19(a). “CFC” shall mean a Foreign Subsidiary that is a controlled foreign corporation within the meaning of Section 957 of the Code. “CFC Holding Company”: any direct or indirect Domestic Subsidiary of the Borrower, substantially all of the assets of which consist of the Capital Stock (or Capital Stock and other securities) of one or more CFCs or other CFC Holding Companies. “Change of Control”: (a) at any time, any “person” or “group” (as such terms are used in Sections 13(d) and 14(d) of the Exchange Act) shall become, or obtain rights (whether by means of warrants, options or otherwise) to become, the “beneficial owner” (as defined in Rules 13(d)-3 and 13(d)-5 under the Exchange Act), directly or indirectly, of 35% or more of the ordinary voting power for the election of directors of the BorrowerPagaya Israel (determined on a fully diluted basis), other than any Permitted Holder or (b) any time that Pagaya Israel shall cease to own and control, of record and beneficially, directly or indirectly, 100% of each class of outstanding Capital Stock of Pagaya US free and clear of all Liens other than Liens permitted by Sections 7.3. Any Permitted Holder that pledges any Common Stock and grants a security interest in such Common Stock to secure a bona fide loan or other indebtedness transaction shall be deemed to remain the beneficial owner of such Common Stock for so long as such Permitted Holder continues to exercise voting control over such pledged Common Stock prior to the foreclosure of such shares or exercise of rights by the applicable lender. “Closing Date”: the date on which all of the conditions precedent set forth in Section 5.1 are satisfied or waived by the Administrative Agent and, as applicable, the Lenders or the Required Lenders, which date is September 2, 2022. “Closing Date Fee Letter”: the letter agreement dated as of June 30, 2022, among the Borrower and SVB (as amended and restated as of the First Amendment Effective Date). “Code”: the Internal Revenue Code of 1986, as amended from time to time. “Collateral”: the “Collateral” (as defined in the Guarantee and Collateral Agreement) and the “Charged Property” (as defined in the Debentures). “Collateral-Related Expenses”: all reasonable, documented, out-of-pocket costs and expenses of the Administrative Agent paid or incurred in connection with any sale, collection or other realization on the Collateral, including reasonable compensation to the Administrative Agent and its agents and counsel, and reimbursement for all other costs, expenses and liabilities and advances made or incurred by the Administrative Agent in connection therewith (including as described in Section 6.6 of the Guarantee and Collateral Agreement), and all amounts for which the Administrative Agent is entitled to indemnification under the Security Documents and all advances made by the Administrative Agent under the Security Documents for the account of any Loan Party; provided that, with respect to the Loan Parties, such amounts are subject to any applicable limitations set forth in Section 10.5. “Collateral Information Certificate”: the Collateral Information Certificate executed and ny-2616960 10 delivered by the Borrower pursuant to Section 5.1 on or prior to the Closing Date, substantially in the form of Exhibit H. “Commitment”: as to any Lender, its Revolving Commitment. “Commitment Fee Rate”: 0.25% per annum. “Commodity Exchange Act”: the Commodity Exchange Act (7 U.S.C. Section 1 et seq.), as amended from time to time, and any successor statute. “Common Stock”: the authorized share capital of the BorrowerPagaya Israel, consisting as of the Closing Date of 8,000,000,000 Class A Shares (as defined in the Pagaya Agreement), without par value, and 2,000,000,000 Class B Shares (as defined in the Pagaya Agreement), without par value. “Communications”: as defined in Section 10.2(d)(ii). “Compliance Certificate”: a certificate duly executed by a Responsible Officer of the Borrower substantially in the form of Exhibit B. “Conforming Changes”: with respect to either the use or administration of any Benchmark or the use, administration, adoption or implementation of any Benchmark Replacement, any technical, administrative or operational changes (including changes to the definition of “Business Day,” the definition of “U.S. Government Securities Business Day,” the definition of “Interest Period” or any similar or analogous definition (or the addition of a concept of “interest period”), timing and frequency of determining rates and making payments of interest, timing of borrowing requests or prepayment, conversion or continuation notices, the applicability and length of lookback periods, the applicability of Section 2.9 and other technical, administrative or operational matters) that the Administrative Agent decides may be appropriate to reflect the adoption and implementation of any such rate or to permit the use and administration thereof by the Administrative Agent in a manner substantially consistent with market practice (or, if the Administrative Agent decides that adoption of any portion of such market practice is not administratively feasible or if the Administrative Agent determines that no market practice for the administration of any such rate exists, in such other manner of administration as the Administrative Agent decides is reasonably necessary in connection with the administration of this Agreement and the other Loan Documents). “Connection Income Taxes”: Other Connection Taxes that are imposed on or measured by net income (however denominated) or that are franchise Taxes or branch profits Taxes. “Consolidated Adjusted EBITDA”: with respect to the Group Members for any period, (a) the sum, without duplication, of the amounts for such period of: (i) Consolidated Net Income, plus (ii) Consolidated Interest Expense, plus (iii) provisions for taxes based on income, plus (iv) total depreciation expense, plus (v) total amortization expense, plus ny-2616960 11 (vi) noncash stock based compensation expense, plus (vii) extraordinary, unusual or nonrecurring expenses, losses or charges; provided that the aggregate amount for all such items under this clause (vii) paid in cash, will not exceed 10% of Consolidated Adjusted EBITDA (or such higher amount as may be approved by the Required Lenders in their sole discretion) in any trailing twelve month period in the aggregate when calculated with all amounts paid in cash added back pursuant to clauses (xi) and (xiii) below (calculated, in each case, after giving effect to all addbacks permitted under this definition), plus (viii) fair value adjustment to warrant liability, plus (ix) impairment loss on any Investments, plus (x) write-downs of capitalized software, plus (xi) the amount of any restructuring charge, accrual or reserve, integration cost or other business optimization expense, including any restructuring costs incurred in connection with acquisitions, mergers or consolidations and any other restructuring expenses, severance expenses, one-time compensation charges, post-retirement employee benefits plans, any expenses relating to reconstruction, expenses or charges relating to facility closing costs, acquisition integration costs and signing, retention or completion bonuses or expenses; provided that the aggregate amount for all such items under this clause (xi) paid in cash, will not exceed 10% of Consolidated Adjusted EBITDA (or such higher amount as may be approved by the Required Lenders in their sole discretion) in any trailing twelve month period in the aggregate when calculated with all amounts paid in cash added back pursuant to clause (vii) above and clause (xiii) below (calculated, in each case, after giving effect to all addbacks permitted under this definition), plus (xii) costs, fees and expenses in connection with the execution and delivery of this Agreement and the other Loan Documents and any amendments or other modifications thereto, plus (xiii) one-time costs, fees, and expenses in connection with Permitted Acquisitions, Investments, dispositions, issuances or repurchases of Capital Stock, or the incurrence, amendment or waiver of Indebtedness (in each case solely to the extent permitted hereunder), in each case, whether or not consummated; provided that the aggregate amount of addbacks for all such items under this clause (xiii) paid in cash for all such transactions that are not consummated shall not exceed 10% of Consolidated Adjusted EBITDA (or such higher amount as may be approved by the Required Lenders in their sole discretion) in any trailing twelve month period in the aggregate when calculated with all amounts paid in cash added back pursuant to clauses (vii) and (xi) above (calculated, in each case, after giving effect to all addbacks permitted under this definition), plus (xiv) noncash exchange, transaction or performance losses relating to any foreign currency hedging transactions or currency fluctuations, plus (xv) without duplication of any amounts added back pursuant to clause (xiii) above, noncash purchase accounting adjustments (including, but not limited to deferred revenue write down) and any adjustments as required or permitted by GAAP, in each case, in connection with Permitted Acquisitions, plus ny-2616960 12 (xvi) without duplication of any addback made pursuant to clauses (iv) and (v) above, noncash charges for goodwill and other intangible write-offs and write-downs in connection with Permitted Acquisitions or otherwise, plus (xvii) other non-cash items reducing Consolidated Net Income (excluding any such non-cash item to the extent that it represents an accrual or reserve for potential cash items in any future period or amortization of a prepaid cash item that was paid in a prior period) approved by the Administrative Agent and Required Lenders in writing as an ‘add back’ to Consolidated Adjusted EBITDA, minus (b) the sum, without duplication of the amounts for such period of: (i) other non-cash items increasing Consolidated Net Income for such period (excluding any such non-cash item to the extent it represents the reversal of an accrual or reserve for potential cash item in any prior period), plus (ii) interest income, plus (iii) extraordinary, unusual or nonrecurring gains, additions or credits; provided that Consolidated Adjusted EBITDA for any period shall be determined on a Pro Forma Basis to give effect to any Permitted Acquisitions or any disposition of any business or assets consummated during such period, in each case as if such transaction occurred on the 1st day of such period and in accordance with Regulation S-X promulgated by the SEC. Notwithstanding the foregoing, the “Consolidated Adjusted EBITDA” for the consolidated Group Members for the periods identified in the following table shall be deemed to be as follows: September 30, 2023 $28,261,000 March 31, 2023 “Consolidated Adjusted Quick Ratio”: at any date of determination, the ratio of (a) Consolidated Quick Assets to (b) Consolidated Current Liabilities. “Consolidated Current Liabilities”: at any date of determination, the sum of (without duplication) (a) all amounts that would, in conformity with GAAP, be set forth opposite the caption “total current liabilities” (or any like caption) on a consolidated balance sheet of the Loan Parties on such date (provided that “total current liabilities” for the purpose of calculating this item (a) shall exclude (x) Permitted Secured Financings to the extent that such financing has a stated maturity date equal to the maturity date of the underlying Financing Assets and (y) liabilities under any Permitted Risk Retention Facility to the extent that such financing has a stated maturity date equal to the maturity date of the Financing Assets described in clause (a) of the definition thereof securing such Permitted Risk Retention Facility) plus (b) all issued Letters of Credit plus (c) the outstanding Indebtedness described in clauses $2,048,000 Period (Fiscal Quarter Ending) June 30, 2023 Consolidated Adjusted EBITDA $17,494,000

ny-2616960 13 (a), (b), (c) or (f) of the definition thereof and, solely to the extent related to Indebtedness referred to in such clauses (a), (b), (c) or (f), clause (i) of the definition of Limited Guarantees and guarantees of payment. “Consolidated Interest Expense”: for any period, total interest expense (including that attributable to Capital Lease Obligations) of the Group Members for such period with respect to all outstanding Indebtedness of such Persons (including all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ guarantees and acceptance financing and net costs under Swap Agreements in respect of interest rates to the extent such net costs are allocable to such period in accordance with GAAP). “Consolidated Net Income”: for any period, the consolidated net income (or loss) of the Group Members, determined on a consolidated basis in accordance with GAAP; provided that there shall be excluded from the calculation of “Consolidated Net Income” (a) the income (or deficit) of any such Person accrued prior to the date it becomes a Subsidiary of the Borrower or is merged into or consolidated with a Group Member, (b) the income (or deficit) of any such Person (other than a Subsidiary of the Borrower) in which a Group Member has an ownership interest, except to the extent that any such income is actually received by a Group Member in the form of dividends or similar distributions, and (c) the undistributed earnings of any Subsidiary of the Borrower to the extent that the declaration or payment of dividends or similar distributions by such Subsidiary is not at the time permitted by the terms of any Contractual Obligation (other than under any Loan Document) or Requirement of Law applicable to such Subsidiary. “Consolidated Quick Assets”: at any date of determination, the sum of (a) all unrestricted cash and Cash Equivalents of the Loan Parties (provided that (x) the Liens securing the Obligations shall not result in such cash and Cash Equivalents being restricted and (y) on and after the date that is 90 days after the Closing Date (or such later date as the Administrative Agent may agree in its sole discretion), such cash and Cash Equivalents shall be held in Deposit Accounts or Securities Accounts that are subject to a first priority perfected Lien in favor of the Administrative Agent on such date)Qualified Cash plus (b) all Accounts of the Loan Parties onthat are due and payable within one (1) year of such date, in each case to the extent appearing on a consolidated balance sheet of the Loan Parties on such date (but excluding any Accounts securing Permitted Secured Financings or Permitted Risk Retention Facilities). “Consolidated Total Revenue”: for any fiscal quarter, the total revenue of the Group Members, on a consolidated basis, in each case determined in accordance with GAAP. “Contractual Obligation”: as to any Person, any agreement, instrument or other undertaking to which such Person is a party or by which it or any of its property is bound. “Control”: the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlling” and “Controlled” have meanings correlative thereto. “Control Agreement”: any Deposit Account Control Agreement or Securities Account Control Agreement. “Daily Simple SOFR”: for any day (a “SOFR Rate Day”), a rate per annum equal to the greater of (a) SOFR for the day (such day a “SOFR Determination Day”) that is five (5) U.S. Government Securities Business Days prior to (i) if such SOFR Rate Day is a U.S. Government Securities Business Day, such SOFR Rate Day or (ii) if such SOFR Rate Day is not a U.S. Government Securities Business Day, the U.S. Government Securities Business Day immediately preceding such SOFR Rate Day, in each ny-2616960 14 case, as such SOFR is published by the SOFR Administrator on the SOFR Administrator’s Website, and (b) the Floor. If by 5:00 P.M. (New York City time) on the second (2nd) U.S. Government Securities Business Day immediately following any SOFR Determination Day, SOFR in respect of such SOFR Determination Day has not been published on the SOFR Administrator’s Website and a Benchmark Replacement Date with respect to the Daily Simple SOFR has not occurred, then SOFR for such SOFR Determination Day will be SOFR as published in respect of the first preceding U.S. Government Securities Business Day for which such SOFR was published on the SOFR Administrator’s Website; provided that any SOFR determined pursuant to this sentence shall be utilized for purposes of calculation of Daily Simple SOFR for no more than three (3) consecutive SOFR Rate Days. Any change in Daily Simple SOFR due to a change in SOFR shall be effective from and including the effective date of such change in SOFR without notice to the Borrower. “Debtor Relief Laws”: the (i) Bankruptcy Code, (ii) Israeli Insolvency and Economic Rehabilitation Law, 2018, and (iii) in each case, all other liquidation, conservatorship, bankruptcy, assignment for the benefit of creditors, moratorium, rearrangement, receivership, insolvency, reorganization, or similar debtor relief laws of the United States, Israel or other applicable jurisdictions from time to time in effect, including without limitation, the Israeli Companies Ordinance 5743-1983, the Israeli Companies Law 5759-1999 or any other bankruptcy or insolvency law. “Debentures”: (i) a first ranking floating charge dated as of the Closing Date executed and delivered by the BorrowerPagaya Israel and any other Israeli Loan Party, in favor of the Administrative Agent (as amended, supplemented, or otherwise modified from time to time in accordance with the provisions thereof) substantially in the form of Exhibit K-1; and (ii) a first ranking fixed charge dated as of the Closing Date executed and delivered by the BorrowerPagaya Israel and any other Israeli Loan Party, in favor of the Administrative Agent (as amended, supplemented, or otherwise modified from time to time in accordance with the provisions thereof) substantially in the form of Exhibit K-2. “Debtor Relief Plan”: a plan of reorganization or plan of liquidation pursuant to any Debtor Relief Laws. “Default”: any of the events specified in Section 8.1, whether or not any requirement for the giving of notice, the lapse of time, or both, has been satisfied. “Default Rate”: as defined in Section 2.10(c). “Defaulting Lender”: subject to Section 2.19(b), any Lender that (a) has failed to (i) fund all or any portion of its Loans within two (2) Business Days of the date such Loans were required to be funded hereunder unless such Lender notifies the Administrative Agent and the Administrative Borrower in writing that such failure is the result of such Lender’s reasonable determination that one or more conditions precedent to funding (each of which conditions precedent, together with any applicable default, shall be specifically identified in such writing) has not been satisfied, or (ii) pay to the Administrative Agent, the Issuing Lender, the Swingline Lender or any other Lender any other amount required to be paid by it hereunder (including in respect of its participation in Letters of Credit or Swingline Loans) within two (2) Business Days of the date when due, (b) has notified the Administrative Borrower, the Administrative Agent, the Issuing Lender or the Swingline Lender in writing that it does not intend to comply with its funding obligations hereunder, or has made a public statement to that effect (unless such writing or public statement relates to such Lender’s obligation to fund a Loan hereunder and states that such position is based on such Lender’s reasonable determination that a condition precedent to funding (which condition precedent, together with any applicable default, shall be specifically identified in such writing or public statement) cannot be satisfied), (c) has failed, within three (3) Business Days after written request by the Administrative Agent or the Administrative Borrower, to confirm in writing ny-2616960 15 to the Administrative Agent and the Administrative Borrower that it will comply with its prospective funding obligations hereunder (provided that such Lender shall cease to be a Defaulting Lender pursuant to this clause (c) upon receipt of such written confirmation by the Administrative Agent and the Administrative Borrower), or (d) has, or has a direct or indirect parent company that has, (i) become the subject of a proceeding under any Debtor Relief Law, (ii) become the subject of a Bail-In Action or (iii) had appointed for it a receiver, custodian, conservator, trustee, administrator, assignee for the benefit of creditors or similar Person charged with reorganization or liquidation of its business or assets, including the Federal Deposit Insurance Corporation or any other state or federal regulatory authority acting in such a capacity; provided that a Lender shall not be a Defaulting Lender solely by virtue of the ownership or acquisition of any equity interest in that Lender or any direct or indirect parent company thereof by a Governmental Authority so long as such ownership interest does not result in or provide such Lender with immunity from the jurisdiction of courts within the United States or from the enforcement of judgments or writs of attachment on its assets or permit such Lender (or such Governmental Authority) to reject, repudiate, disavow or disaffirm any contracts or agreements made with such Lender. Any determination by the Administrative Agent that a Lender is a Defaulting Lender under any one or more of clauses (a) through (d) above shall be conclusive and binding absent manifest error, and such Lender shall be deemed to be a Defaulting Lender (subject to Section 2.19(b)) upon delivery of written notice of such determination to the Administrative Borrower, the Issuing Lender, the Swingline Lender and each Lender. “Deposit Account”: any “deposit account” as defined in the UCC with such additions to such term as may hereafter be made. “Deposit Account Control Agreement”: any control agreement, in form and substance reasonably satisfactory to the Administrative Agent, entered into by the Administrative Agent, a Loan Party and a financial institution holding a Deposit Account of such Loan Party pursuant to which the Administrative Agent obtains or is otherwise granted “control” (for purposes of the UCC or any other applicable law) over such Deposit Account. “Designated Jurisdiction”: any country, region or territory to the extent that such country, region or territory itself is the subject of any Sanction; it being understood that, as of the Closing Date, the Crimea, Donetsk, and Luhansk regions of Ukraine, Cuba, Iran, North Korea and Syria are Designated Jurisdictions. “Designated Non-Cash Consideration”: non-cash consideration received by the Borrower or the Restricted Subsidiaries in connection with a Disposition pursuant to Section 7.5(p) that is designated as Designated Non-Cash Consideration pursuant to a certificate of a Responsible Officer of the Borrower delivered to the Administrative Agent, which certificate shall set forth the fair market valuation of such non-cash consideration as of such date. The outstanding amount of Designated Non-Cash Consideration as of any date shall be reduced by the fair market value of the portion of any consideration previously designated as Designated Non-Cash Consideration that is converted to cash or Cash Equivalents. “Determination Date”: as defined in the definition of “Pro Forma Basis”. “Discharge of Obligations”: subject to Section 10.8, the satisfaction of the Obligations (including all such Obligations relating to Cash Management Services) by the payment in full, in cash (or, as applicable, Cash Collateralization in accordance with the terms hereof or as otherwise may be reasonably satisfactory to the applicable Cash Management Bank or Qualified Counterparty) of the principal of and interest on or other liabilities relating to each Loan and any previously provided Cash Management Services, all fees and all other expenses or amounts payable under any Loan Document (other than inchoate indemnification obligations, expense reimbursement obligations and any other ny-2616960 16 obligations which pursuant to the terms of any Loan Document specifically survive repayment of the Loans for which no claim has been made (“Unasserted Obligations”), and other Obligations under or in respect of Specified Swap Agreements and Cash Management Services, to the extent (a) no default or termination event shall have occurred and be continuing thereunder, (b) any such Obligations in respect of Specified Swap Agreements have, if required by any applicable Qualified Counterparties, been Cash Collateralized, (c) no Letter of Credit shall be outstanding (or, as applicable, each outstanding and undrawn Letter of Credit has been Cash Collateralized in accordance with the terms hereof), (d) no Obligations in respect of any Cash Management Services are outstanding (or, as applicable and required by the applicable Cash Management Bank, all such outstanding Obligations in respect of Cash Management Services have been Cash Collateralized in accordance with the terms hereof or as otherwise may be reasonably satisfactory to the applicable Cash Management Bank), and (e) the aggregate Commitments of the Lenders are terminated. “Disposition”: with respect to any property (including, without limitation, Capital Stock of any Subsidiary of any Group Member), any sale, lease, license, Sale Leaseback Transaction, assignment, conveyance, transfer, encumbrance or other disposition thereof (in one transaction or in a series of transactions and whether effected pursuant to a Division or otherwise) and any issuance of Capital Stock of any of the Borrower’s Subsidiaries. The terms “Dispose” and “Disposed of” shall have correlative meanings. “Disqualified Stock”: any Capital Stock that, by its terms (or by the terms of any security into which it is convertible, or for which it is exchangeable, in each case at the option of the holder thereof), or upon the happening of any event, matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof, in whole or in part, on or prior to the date that is ninety-one (91) days after the date on which the Loans mature. The amount of Disqualified Stock deemed to be outstanding at any time for purposes of this Agreement will be the maximum amount that the Borrower and the other Group Members may become obligated to pay upon maturity of, or pursuant to any mandatory redemption provisions of, such Disqualified Stock or portion thereof, plus accrued dividends. “Division”: in reference to any Person which is an entity, the division of such Person into two (2) or more separate Persons, with the dividing Person either continuing or terminating its existence as part of such division, including as contemplated under Section 18-217 of the Delaware Limited Liability Company Act, or any analogous action taken pursuant to any other applicable Requirements of Law. “Dollars” and “$”: dollars in lawful currency of the United States. “Dollar Equivalent” is, at any time, (a) with respect to any amount denominated in Dollars, such amount, and (b) with respect to any amount denominated in a currency other than Dollars, the equivalent amount therefor in Dollars as determined by the Administrative Agent at such time on the basis of the Spot Rate for the purchase of Dollars with such currency. “Domestic Subsidiary”: any Subsidiary of the Borrower organized under the laws of any jurisdiction within the United States. “DP Amounts”: any and all deferred payments, holdbacks or similar deferred consideration in connection with a Permitted Acquisition, calculated in accordance with GAAP as the estimated amount thereof on the closing date for the applicable Permitted Acquisition, which determination shall be made on the date the definitive documentation for the applicable Permitted Acquisition is entered into. Notwithstanding anything herein to the contrary, Permitted Seller Debt that does not require any cash interest or principal payments while any Obligations remain outstanding shall not constitute DP Amounts ny-2616960 17 or be included in the calculation of the DP Amounts. “Earn-Out Obligations”: all obligations of the Group Members consisting of earn-outs related to the enhanced performance of an entity acquired in connection with a Permitted Acquisition, calculated in accordance with GAAP as the estimated amount thereof on the closing date for the applicable Permitted Acquisition, which determination shall be made on the date the definitive documentation for the applicable Permitted Acquisition is entered into; provided that any such obligations are subordinated to the Obligations on terms and conditions reasonably acceptable to the Administrative Agent. “EDGAR”: the SEC’s Electronic Data Gathering, Analysis and Retrieval system or any successor thereto. “EEA Financial Institution”: (a) any credit institution or investment firm established in any EEA Member Country which is subject to the supervision of an EEA Resolution Authority, (b) any entity established in an EEA Member Country which is a parent of an institution described in clause (a) of this definition, or (c) any financial institution established in an EEA Member Country which is a Subsidiary of an institution described in clauses (a) or (b) of this definition and is subject to consolidated supervision with its parent. “EEA Member Country”: any of the member states of the European Union, Iceland, Liechtenstein, and Norway. “EEA Resolution Authority”: any public administrative authority or any person entrusted with public administrative authority of any EEA Member Country (including any delegee) having responsibility for the resolution of any EEA Financial Institution. “Eligible Assignee”: any Person (other than an Excluded Lender) that meets the requirements to be an assignee under Section 10.6(b)(iii), (v) and (vi) (subject to such consents, if any, as may be required under Section 10.6(b)(iii)). “Environmental Laws”: any and all foreign, Federal, state, local or municipal laws, rules, orders, regulations, statutes, ordinances, codes, decrees, requirements of any Governmental Authority or other Requirements of Law (including common law) regulating, relating to or imposing liability or standards of conduct concerning protection of human health or the environment, as now or may at any time hereafter be in effect. “Environmental Liability”: any liability, contingent or otherwise (including any liability for damages, costs of environmental remediation, fines, penalties or indemnities), of the Borrower, any other Loan Party or any other Group Member directly or indirectly resulting from or based upon (a) a violation of an Environmental Law, (b) the generation, use, handling, transportation, storage, treatment or disposal of any Materials of Environmental Concern, (c) exposure to any Materials of Environmental Concern, (d) the release or threatened release of any Materials of Environmental Concern into the environment, or (e) any contract, agreement or other consensual arrangement pursuant to which liability is assumed or imposed with respect to any of the foregoing. “ERISA”: the Employee Retirement Income Security Act of 1974, as amended, including (unless the context otherwise requires) any rules or regulations promulgated thereunder. “ERISA Affiliate”: each business or entity which is, or within the last six years was, a member of a “controlled group of corporations,” under “common control” or an “affiliated service group” with any Loan Party within the meaning of Section 414(b), (c), (m) or (n) of the Code, required to be ny-2616960 18 aggregated with any Loan Party under Section 414(o) of the Code, or is, or within the last six years was, under “common control” with any Loan Party, within the meaning of Section 4001(a)(14) of ERISA. “ERISA Event”: any of (a) a reportable event as defined in Section 4043 of ERISA with respect to a Pension Plan, excluding, however, such events as to which the PBGC by regulation has waived the requirement of Section 4043(a) of ERISA that it be notified within thirty (30) days of the occurrence of such event; (b) the applicability of the requirements of Section 4043(b) of ERISA with respect to a contributing sponsor, as defined in Section 4001(a)(13) of ERISA, to any Pension Plan where an event described in paragraph (9), (10), (11), (12) or (13) of Section 4043(c) of ERISA is reasonably expected to occur with respect to such plan within the following thirty (30) days; (c) a withdrawal by any Loan Party or any ERISA Affiliate thereof from a Pension Plan or the termination of any Pension Plan resulting in liability under Sections 4063 or 4064 of ERISA; (d) the withdrawal of any Loan Party or any ERISA Affiliate thereof in a complete or partial withdrawal (within the meaning of Section 4203 and 4205 of ERISA) from any Multiemployer Plan if there is any liability therefor, or the receipt by any Loan Party or any ERISA Affiliate thereof of notice from any Multiemployer Plan that it is in insolvency pursuant to Section 4245 of ERISA; (e) the filing of a notice of intent to terminate, the treatment of a plan amendment as a termination under Section 4041 or 4041A of ERISA, or the receipt of notification of the commencement of proceedings by the PBGC to terminate a Pension Plan or Multiemployer Plan; (f) the imposition of liability on any Loan Party or any ERISA Affiliate thereof pursuant to Sections 4062(e) or 4069 of ERISA or by reason of the application of Section 4212(c) of ERISA; (g) the failure by any Loan Party or any ERISA Affiliate thereof to make any required contribution to a Pension Plan, or the failure to meet the minimum funding standard of Section 412 of the Code with respect to any Pension Plan (whether or not waived in accordance with Section 412(c) of the Code) or the failure to make by its due date a required installment under Section 430 of the Code with respect to any Pension Plan or the failure to make any required contribution to a Multiemployer Plan; (h) the determination that any Pension Plan is considered an at-risk plan or a plan in endangered to critical status within the meaning of Sections 430, 431 and 432 of the Code or Sections 303, 304 and 305 of ERISA; (i) an event or condition which would reasonably be expected to constitute grounds under Section 4042 of ERISA for the termination of, or the appointment of a trustee to administer, any Pension Plan or Multiemployer Plan; (j) the imposition of any liability under Title IV of ERISA, other than PBGC premiums due but not delinquent under Section 4007 of ERISA, upon any Loan Party or any ERISA Affiliate thereof; (k) an application for a funding waiver under Section 303 of ERISA or an extension of any amortization period pursuant to Section 412 of the Code with respect to any Pension Plan; (l) the occurrence of a non-exempt prohibited transaction under Sections 406 or 407 of ERISA for which any Loan Party would be liable; (m) the occurrence of an act or omission which would reasonably be expected to result in the imposition on any Loan Party or any ERISA Affiliate thereof of fines, penalties, taxes or related charges under Chapter 43 of the Code or under Sections 409, 502(c), (i) or (1) or 4071 of ERISA; (n) the assertion of a material claim (other than routine claims for benefits) against any Plan or the assets thereof, or against any Group Member in connection with any such Plan; (o) receipt from the IRS of notice of the failure of any Qualified Plan to qualify under Section 401(a) of the Code, or the failure of any trust forming part of any Qualified Plan to qualify for exemption from taxation under Section 501(a) of the Code; (p) the imposition of any lien (or the fulfillment of the conditions for the imposition of any lien) on any of the rights, properties or assets of any Loan Party pursuant to Title I or IV of ERISA, including Section 302(f) or 303(k) of ERISA or to Section 401(a)(29) or 430(k) of the Code; or (q) the establishment by any Group Member of any “welfare plan” as such term is defined in Section 3(1) of ERISA, that provides post-employment welfare benefits in a manner that would materially increase the liability of the Group Members. “ERISA Funding Rules”: the rules regarding minimum required contributions (including any installment payment thereof) to Pension Plans, as set forth in Section 412 of the Code and Section 302 of ERISA, with respect to Plan years ending prior to the effective date of the Pension Protection Act of 2006, and thereafter, as set forth in Sections 412, 430, 431, 432 and 436 of the Code and Sections 302,

ny-2616960 19 303, 304 and 305 of ERISA. “Erroneous Payment”: as defined in Section 9.14(a). “Erroneous Payment Deficiency Assignment”: as defined in Section 9.14(d). “Erroneous Payment Impacted Class”: as defined in Section 9.14(d). “Erroneous Payment Return Deficiency”: as defined in Section 9.14(d). “Erroneous Payment Subrogation Rights”: as defined in Section 9.14(d). “EU Bail-In Legislation Schedule”: the EU Bail-In Legislation Schedule published by the Loan Market Association (or any successor Person), as in effect from time to time. “Event of Default”: any of the events specified in Section 8.1; provided that any requirement for the giving of notice, the lapse of time, or both, has been satisfied. “Excess Cash”: as at any date, any amount, if any, in excess of the sum of (i) the amount required to be maintained as “minimum liquidity” or “minimum cash balance” or similar concept in any such SPV Subsidiary’s accounts pursuant to the definitive documentation of such SPV Subsidiary’s Permitted Secured Financings. “Exchange Act”: the Securities Exchange Act of 1934, as amended from time to time and any successor statute. “Excluded Accounts”: (i) Deposit Accounts or Security Accounts of any Group Member having an average daily balances (calculated on a trailing monthly basis) that do not exceed $1,000,000 individually or $5,000,000 in the aggregate (or such larger amounts as may be agreed to by the Administrative Agent in its reasonable discretion), (ii) Deposit Accounts or Security Accounts of any Group Member that are used primarily for the purpose of (a) payroll, accrued payroll or employee benefits, (b) tax, customs and other similar deposits, or (c) benefits or other trust accounts, (iii) zero balance accounts for which standing instructions to sweep cash to an account subject to a Control Agreement has been established and (iv) Deposit Accounts specially and exclusively used to cash-collateralize Letters of Credit to the extent permitted pursuant to this Agreement or in connection with Liens on deposits described in clauses (c) or (d) of Section 7.3. “Excluded Assets”: as defined in the Guarantee and Collateral Agreement. “Excluded Foreign Subsidiary”: any Foreign Subsidiary (X)(a) that is a CFC, or (b) that is a Subsidiary of a CFC described in clause (X)(a) hereof or (Y) in respect of which either (a) the pledge of (i) all of the Capital Stock of such Subsidiary as Collateral or (ii) any Capital Stock of any Subsidiary of such Subsidiary as Collateral, or (b) the guaranteeing by such Subsidiary of the Obligations, would, in the good faith judgment of Borrower, reasonably be expected to result in material adverse tax consequences to Borrower or any of its Subsidiaries. “Excluded Lender”: (a) any operating company engaged in substantially similar business operations as the Loan Parties or their Subsidiaries in each case, that has been specifically identified by name in writing from time to time by the Administrative Borrower to the Administrative Agent and the Lenders (each a “Competitor”), (b) those Persons that have been specified in writing by name to the Administrative Agent and the Lenders by the Administrative Borrower prior to the Closing Date (each a “Disqualified Lender”), and (c) any Affiliate of any Competitor or Disqualified Lender, in each case, ny-2616960 20 that has been specifically identified by name in writing by the Administrative Borrower to the Administrative Agent and the Lenders (which notice may be through the Platform) from time to time; provided that, no such submission of additional Excluded Lenders pursuant to clause (a) or (c) of this definition shall be effective until three (3) Business Days after receipt by the Administrative Agent and the Lenders of such names; provided, further, that the inclusion of such Persons as Excluded Lenders shall not retroactively apply to prior assignments or participations in respect of any Loan under this Agreement, but such Excluded Lender shall be prohibited from obtaining additional assignments or participations with respect to the Loans and other extensions of credit under this Agreement. “Excluded Subsidiary”: any Subsidiary that is (a) a CFC Holding Company, if becoming a Guarantor hereunder would, or would reasonably be expected to, result in adverse tax consequences, (b) an Excluded Foreign Subsidiary, (c) an SPV Subsidiary, (d) any Subsidiary that is not a wholly-owned Subsidiary of the Borrower (other than as a result of the issuance or sale of shares of any such Subsidiary’s Capital Stock to qualify directors if required by applicable law) or (e) an Immaterial Subsidiary (unless the Borrower has elected to have such Immaterial Subsidiary become a Guarantor); provided that no Excluded Subsidiary shall (1) own any Capital Stock of any Loan Party, or (2) own or otherwise hold or control any Material Intellectual Property; provided further that no Guarantor as of the Closing Date is an Excluded Subsidiary. “Excluded Swap Obligations”: with respect to any Guarantor, any Swap Obligation if, and to the extent that, all or a portion of the Guarantee Obligation of such Guarantor with respect to, or the grant by such Guarantor of a Lien to secure, such Swap Obligation (or any guarantee thereof) is or becomes illegal under the Commodity Exchange Act or any rule, regulation or order of the Commodity Futures Trading Commission (or the application or official interpretation of any thereof) by virtue of such Guarantor’s failure for any reason to constitute an “eligible contract participant” as defined in the Commodity Exchange Act at the time such Guarantee Obligation of such Guarantor, or the grant by such Guarantor of such Lien, becomes effective with respect to such Swap Obligation. If such a Swap Obligation arises under a master agreement governing more than one swap, such exclusion shall apply only to the portion of such Swap Obligation that is attributable to swaps for which such Guarantee Obligation or Lien is or becomes excluded in accordance with the first sentence of this definition. “Excluded Taxes”: any of the following Taxes imposed on or with respect to a Recipient or required to be withheld or deducted from a payment to a Recipient, (a) Taxes imposed on or measured by net income (however denominated), franchise Taxes, and branch profits Taxes, in each case, (i) imposed as a result of such Recipient being organized under the laws of, or having its principal office or, in the case of any Lender, its applicable lending office located in, the jurisdiction imposing such Tax (or any political subdivision thereof) or (ii) that are Other Connection Taxes, (b) in the case of a Lender, U.S. federal withholding Taxes imposed on amounts payable to or for the account of such Lender with respect to an applicable interest in a Loan or Commitment pursuant to a law in effect on the date on which (i) such Lender acquires such interest in the Loan or Commitment (other than pursuant to an assignment request by the Borrower under Section 2.18) or (ii) such Lender changes its lending office, except in each case to the extent that, pursuant to Section 2.15, amounts with respect to such Taxes were payable either to such Lender's assignor immediately before such Lender became a party hereto or to such Lender immediately before it changed its lending office, (c) Taxes attributable to such Recipient’s failure to comply with Section 2.15(f), (d) any U.S. federal withholding Taxes imposed under FATCA and (e) any withholding Taxes imposed with respect to payments made by Borrower, remitted by the Borrower or any Loan Party to the Israeli Tax Authorities in accordance with the provisions hereto, in accordance with the Israeli Income Tax Ordinance and the rules and regulations promulgated thereunder, and the Convention between the Government of the State of Israel and the Government of the United States of America with respect to taxes on income (such withholding Taxes, the “Specified Israeli Taxes”); provided that no amount of such Specified Israeli Taxes shall be Excluded Taxes if such Lender (A) has ny-2616960 21 received an exemption from or reduction of such withholding rate from the Israeli Tax Authority (an “Israeli Tax Certificate”) and delivered a copy of such Israeli Tax Certificate to the Borrower, (B) is using commercially reasonable efforts to obtain an Israeli Tax Certificate or (C) used commercially reasonable efforts to obtain an Israeli Tax Certificate and was denied or otherwise failed to qualify for an Israeli Tax Certificate. “Existing Credit Facility”: the credit facility governed by that certain Credit Agreement, dated as of December 23, 2021, among the BorrowerPagaya Israel, as the borrower, the lenders party thereto from time to time and the JPMorgan Chase Bank, N.A., in its capacity as administrative agent, as the same may be amended, restated, amended and restated or otherwise modified from time to time prior to the Closing Date. “Facility”: each of (a) the L/C Facility (which is a sub-facility of the Revolving Facility), (b) the Revolving Facility and (c) the Swingline Facility (which is a sub-facility of the Revolving Facility). “FATCA”: Sections 1471 through 1474 of the Code, as of the date of this Agreement (or any amended or successor version that is substantively comparable and not materially more onerous to comply with), any current or future regulations or official interpretations thereof, any agreement entered into pursuant to Section 1471(b)(1) of the Code and any fiscal or regulatory legislation, rules or practices adopted pursuant to any intergovernmental agreement, treaty or convention among Governmental Authorities and implementing such Sections of the Code. “Federal Funds Effective Rate”: for any day, the weighted average of the rates on overnight federal funds transactions with members of the Federal Reserve System, as published on the next succeeding Business Day by the Federal Reserve Bank of New York, or, if such rate is not so published for any day that is a Business Day, the average of the quotations for the day of such transactions received by SVB from three federal funds brokers of recognized standing selected by it; provided that if the Federal Funds Effective Rate as so determined would be less than zero, such rate shall be deemed to be zero for the purposes of this Agreement. “Fee Letter”: the letter agreement dated as of June 30, 2022, among the Borrower and SVBClosing Date Fee Letter and First Amendment Fee Letter, individually and/or collectively as the context may require. “Financing Assets”: assets that are (a) Investments made to comply with risk retention requirements applicable to any Loan Party or other Group Member, (b) investments in consumer loans (including consumer auto loans and consumer real estate loans), consumer credit card receivables and securities in the ordinary course of business and (c) fee receivables (including related party receivables and consumer credit card receivables, solely to the extent and without duplication that they are not deemed to be investments pursuant to clause (b)) accrued in the ordinary course of business, and in each case the proceeds thereof. “First Amendment”: the First Amendment dated as of the First Amendment Effective Date, among the Loan Parties, the Administrative Agent and the Lenders party thereto. “First Amendment Effective Date”: November 7, 2023. “First Amendment Fee Letter”: the letter agreement dated as of the First Amendment Effective Date, among the Borrower and SVB. “Flood Laws”: the National Flood Insurance Reform Act of 1994 and related legislation ny-2616960 22 (including the regulations of the Board of Governors of the Federal Reserve System). “Floor”: a rate of interest equal to 0.00% per annum. “Foreclosed Borrower”: as defined in Section 2.22. “Foreign Currency”: New Israeli Shekel. “Foreign Lender”: (a) if the Borrower is a U.S. Person, a Lender that is not a U.S. Person, and (b) if the Borrower is not a U.S. Person, a Lender that is resident or organized under the laws of a jurisdiction other than that in which the Borrower is resident for tax purposes. “Foreign L/C Sublimit”: as defined in the definition of “Total L/C Commitments”. “Foreign Obligor”: is any Loan Party that is organized in a jurisdiction other than the United States. “Foreign Subsidiary”: any Subsidiary of the Borrower that is not a Domestic Subsidiary. “Founder”: any of Gal Krubiner, Yahav Yulzari and Avital Pardo. “Fronting Exposure”: at any time there is a Defaulting Lender, as applicable, (a) with respect to the Issuing Lender, such Defaulting Lender’s L/C Percentage of the outstanding L/C Exposure other than L/C Exposure as to which such Defaulting Lender’s participation obligation has been reallocated to other Lenders or Cash Collateralized in accordance with the terms hereof, and (b) with respect to the Swingline Lender, such Defaulting Lender’s Revolving Percentage of outstanding Swingline Loans made by the Swingline Lender other than Swingline Loans as to which such Defaulting Lender’s participation obligation has been reallocated to other Lenders. “Fund”: any Person (other than a natural Person) that is (or will be) engaged in making, purchasing, holding or otherwise investing in commercial loans, bonds and similar extensions of credit in the ordinary course of its activities. “Funding Office”: the Revolving Loan Funding Office. “GAAP”: subject to Section 1.2(b), generally accepted accounting principles in the United States as in effect from time to time, except that for purposes of Section 7.1, GAAP shall be determined on the basis of such principles in effect on the date hereof and consistent with those used in the preparation of the most recent audited financial statements referred to in Section 4.1. In the event that any “Accounting Change” (as defined below) shall occur and such change results in a change in the method of calculation of financial covenants, standards or terms in this Agreement, then the Borrower and the Administrative Agent agree to enter into negotiations to amend such provisions of this Agreement so as to reflect equitably such Accounting Changes with the desired result that the criteria for evaluating the Borrower’s financial condition shall be the same after such Accounting Changes as if such Accounting Changes had not been made. Until such time as such an amendment shall have been executed and delivered by the Borrower, the Administrative Agent and the Required Lenders, all financial covenants, standards and terms in this Agreement shall continue to be calculated or construed as if such Accounting Changes had not occurred. “Accounting Changes” refers to changes in accounting principles required by the promulgation of any rule, regulation, pronouncement or opinion by the Financial Accounting Standards Board of the American Institute of Certified Public Accountants or, if applicable, the SEC, or the adoption of IFRS.

ny-2616960 23 “Governmental Approval”: any consent, authorization, approval, order, license, franchise, permit, certificate, accreditation, registration, filing or notice, of, issued by, from or to, or other act by or in respect of, any Governmental Authority. “Governmental Authority”: the government of the United States, the State of Israel, or any other nation, or of any political subdivision thereof, whether state or local, and any agency, authority, instrumentality, regulatory body, court, central bank (including for the avoidance of doubt the Bank of Israel) or other entity exercising executive, legislative, judicial, taxing, regulatory or administrative powers or functions of or pertaining to government (including any supra-national bodies such as the European Union or the European Central Bank), and any group or body charged with setting accounting or regulatory capital rules or standards (including the Financial Accounting Standards Board, the Bank for International Settlements, the Basel Committee on Banking Supervision and any successor or similar authority to any of the foregoing). “Group Members”: the collective reference to the Borrower and its Subsidiaries; provided that any Person that is (i) not consolidated with the Borrower in accordance with GAAP or (ii) an SPV Subsidiary (unless such SPV Subsidiary is consolidated with the Borrower in accordance with GAAP), in either case, shall not be a Group Member. “Guarantee and Collateral Agreement”: the Guarantee and Collateral Agreement to be executed and delivered by the Loan Parties, substantially in the form of Exhibit A. “Guarantee Obligation”: as to any Person (the “guaranteeing person”), any obligation, including a reimbursement, counterindemnity or similar obligation, of the guaranteeing person that guarantees or in effect guarantees, or which is given to induce the creation of a separate obligation by another Person (including any bank under any letter of credit) that guarantees or in effect guarantees, any Indebtedness, leases, dividends or other obligations (the “primary obligations”) of any other third Person (the “primary obligor”) in any manner, whether directly or indirectly, including any obligation of the guaranteeing person, whether or not contingent, (i) to purchase any such primary obligation or any property constituting direct or indirect security therefor, (ii) to advance or supply funds (1) for the purchase or payment of any such primary obligation or (2) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, (iii) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation or (iv) otherwise to assure or hold harmless the owner of any such primary obligation against loss in respect thereof; provided that the term Guarantee Obligation shall not include endorsements of instruments for deposit or collection in the ordinary course of business. The amount of any Guarantee Obligation of any guaranteeing person shall be deemed to be the lower of (a) an amount equal to the stated or determinable amount of the primary obligation in respect of which such Guarantee Obligation is made and (b) the maximum amount for which such guaranteeing person may be liable pursuant to the terms of the instrument embodying such Guarantee Obligation, unless such primary obligation and the maximum amount for which such guaranteeing person may be liable are not stated or determinable, in which case the amount of such Guarantee Obligation shall be such guaranteeing person’s maximum reasonably anticipated liability in respect thereof as determined by the Borrower in good faith. “Guarantors”: a collective reference to each entity that has become a Guarantor under the Guarantee and Collateral Agreement and each other wholly-owned (other than as a result of the issuance or sale of shares of any such Subsidiary’s Capital Stock to qualify directors if required by applicable law) Subsidiary of the Borrower which has become a Guarantor pursuant to the requirements of Section 6.12 hereof and the Guarantee and Collateral Agreement, unless and until such entity becomes an Excluded Subsidiary or ceases to be a party to the Loan Documents in a transaction permitted hereby.

ny-2616960 24 Notwithstanding the foregoing or any contrary provision herein or in any other Loan Document, no Excluded Subsidiary shall be required to be a Guarantor, and no Subsidiary shall be required to become a Guarantor if, in the reasonable judgment of the Administrative Agent and the Administrative Borrower, the burden or cost of providing a guarantee shall be excessive in view of the benefits to be obtained by the Secured Parties therefrom. “IFRS”: international accounting standards within the meaning of IAS Regulation 1606/2002 to the extent applicable to the relevant financial statements delivered under or referred to herein. “IIA”: the Israel Innovation Authority of the Israeli Ministry of the Economy. “Illegality Notice”: as defined in Section 2.14(a). “Immaterial Subsidiary”: at any date of determination, any Subsidiary of any Loan Party (other than a Borrower or a Guarantor) designated as such by the Administrative Borrower in writing and which as of such date (a) holds assets representing 5% or less of the Borrower’s consolidated total assets as of such date (determined in accordance with GAAP), (b) has generated less than 5% of the Borrower’s consolidated total revenues determined in accordance with GAAP for the four fiscal quarter period ending on the last day of the most recent period for which financial statements have been delivered after the Closing Date pursuant to Section 6.1(b); provided that all Subsidiaries that are individually “Immaterial Subsidiaries” shall not have aggregate consolidated total assets that would represent 10% or more of the Borrower’s consolidated total assets as of such date or have generated 10% or more of the Borrower’s consolidated total revenues for such four fiscal quarter period, in each case determined in accordance with GAAP, (c) owns no Capital Stock of any Subsidiary that is not an Immaterial Subsidiary, and (d) owns or otherwise holds or controls no Material Intellectual Property; provided that if the Borrower elects to have an Immaterial Subsidiary become a Guarantor, such Subsidiary may own such Capital Stock or Material Intellectual Property, and will no longer be considered an “Immaterial Subsidiary” for any purposes under the Loan Documents, so long as such Subsidiary remains a Guarantor. As of the Closing Date, the Immaterial Subsidiaries are listed on Schedule 4.15. “Increase”: as defined in Section 2.21(a). “Increase Joinder”: an instrument, in form and substance reasonably satisfactory to the Administrative Agent, by which a Lender becomes a party to this Agreement pursuant to Section 2.21. “Incurred”: as defined in the definition of “Pro Forma Basis”. “Indebtedness”: of any Person at any date, without duplication, (a) all indebtedness of such Person for borrowed money, (b) all obligations of such Person for the deferred purchase price of property or services (other than (i) current trade payables incurred in the ordinary course of such Person’s business and (ii) DP Amounts, Earn-Out Obligations, purchase price adjustments and indemnity obligations, in the case of this clause (ii), unless and until the amount of the asserted payment is reasonably determined and not contested in good faith and becomes a liability on the balance sheet of the person in accordance with GAAP (other than references thereto in the footnotes) (iii) trade accounts payable and accrued obligations incurred in the ordinary course of business which are not overdue by more than forty-five (45) days, (iv) the financing of insurance premiums and (v) any such obligations payable solely through the issuance of Capital Stock (which is not Disqualified Capital Stock)), (c) all obligations of such Person evidenced by notes, bonds, debentures or other similar instruments, (d) all indebtedness created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreement in the event of default are limited to repossession or sale of such property), (e) all Capital ny-2616960 25 Lease Obligations and all Synthetic Lease Obligations of such Person, (f) all obligations of such Person, contingent or otherwise, as an account party or applicant under or in respect of bankers’ guarantees or acceptances, letters of credit, surety bonds or similar arrangements (provided that obligations in respect of bankers’ guarantees or acceptances, letters of credit, surety bonds or similar arrangements issued in support of obligations not otherwise constituting Indebtedness shall not constitute Indebtedness except to the extent such bankers’ guarantees or acceptances, letters of credit, surety bonds or similar arrangements are drawn and not reimbursed within three (3) Business Days of such drawing), (g) all obligations of such Person in respect of Disqualified Stock, (h) all Guarantee Obligations of such Person in respect of obligations of the kind referred to in clauses (a) through (g) above, (i) all obligations of the kind referred to in clauses (a) through (h) above secured by (or for which the holder of such obligation has an existing right, contingent or otherwise, to be secured by) any Lien on property (including accounts and contract rights) owned by such Person, whether or not such Person has assumed or become liable for the payment of such obligation (with the amount of such Indebtedness outstanding being deemed to be the lesser of (1) the principal amount of such obligations outstanding and (2) the value of the assets of such Person securing such Indebtedness), and (j) the net obligations of such Person in respect of Swap Agreements. The Indebtedness of any Person shall include the Indebtedness of any other entity (including any partnership in which such Person is a general partner) to the extent such Person is liable therefor as a result of such Person’s ownership interest in or other relationship with such entity, except to the extent the terms of such Indebtedness expressly provide that such Person is not liable therefor. The amount of any net obligation under any Swap Agreement on any date shall be deemed to be zero unless and until such Indebtedness in respect of such Swap Obligation shall be terminated, in which case, the amount of such Indebtedness shall be the Swap Termination Value thereof as of such date. “Indemnified Taxes”: (a) Taxes, other than Excluded Taxes, imposed on or with respect to any payment made by or on account of any obligation of any Loan Party under any Loan Document and (b) to the extent not otherwise described in clause (a), Other Taxes. “Indemnitee”: as defined in Section 10.5(b). “Insolvency Proceeding”: (a) any case, action or proceeding (including an Israeli Insolvency Proceeding) before any court or other Governmental Authority relating to bankruptcy, reorganization, insolvency, liquidation, receivership, dissolution, winding-up or relief of debtors, or (b) any general assignment for the benefit of creditors, composition, marshalling of assets for creditors, or other, similar arrangement in respect of any Person’s creditors generally or any substantial portion of such Person’s creditors, in each case undertaken under Israeli, U.S. Federal, state or foreign law, including any Debtor Relief Law. “Intellectual Property”: the collective reference to all rights, priorities and privileges in, to or under intellectual property, whether arising under United States, multinational or foreign laws or otherwise, including copyrights, copyright licenses, patents, patent licenses, trademarks, trademark licenses and proprietary technology, know-how and processes, and all rights to sue at law or in equity for any infringement or other impairment thereof, including the right to receive all proceeds and damages therefrom. “Intellectual Property Security Agreement”: an intellectual property security agreement entered into between a Loan Party and the Administrative Agent pursuant to the terms of the Guarantee and Collateral Agreement in form and substance reasonably satisfactory to the Administrative Agent, together with each other intellectual property security agreement and supplement thereto delivered pursuant to Section 6.12, in each case as amended, restated, supplemented or otherwise modified from time to time.

ny-2616960 26 “Interest Payment Date”: (a) as to any ABR Loan (including any Swingline Loan), the first Business Day of each fiscal quarter to occur while such Loan is outstanding and the final maturity date of such Loan, (b) as to any SOFR Loan, (i) having an Interest Period of three (3) months or less, the last Business Day of such Interest Period and the final maturity date of such Loan and (ii) having an Interest Period longer than three (3) months, each Business Day that is three (3) months after the first (1st) day of such Interest Period, the last Business Day of such Interest Period and the final maturity date of such Loan, and (c) as to any Loan, the date of any repayment or prepayment made in respect thereof. “Interest Period”: as to any SOFR Loan, (a) initially, the period commencing on the borrowing or conversion date, as the case may be, with respect to such SOFR Loan and ending on the numerically corresponding day in the month that is one (1), three (3) or six (6) months thereafter, as selected by the Borrower by irrevocable notice to the Administrative Agent in its Notice of Borrowing or Notice of Conversion/Continuation, as the case may be, given with respect thereto; and (b) thereafter, each period commencing on the last day of the next preceding Interest Period applicable to such SOFR Loan and ending on the numerically corresponding day in the month that is one (1), three (3) or six (6) months thereafter, as selected by the Borrower in a Notice of Conversion/Continuation delivered to the Administrative Agent not later than 10:00 A.M. on the date that is three (3) U.S. Government Securities Business Days prior to the last day of the then current Interest Period with respect thereto; provided that all of the foregoing provisions relating to Interest Periods are subject to the following: (i) if any Interest Period would otherwise end on a day that is not a Business Day, such Interest Period shall be extended to the next succeeding Business Day unless the result of such extension would be to carry such Interest Period into another calendar month in which event such Interest Period shall end on the immediately preceding Business Day; (ii) the Borrower may not select an Interest Period under a particular Facility that would extend beyond the Revolving Termination Date; (iii) any Interest Period that begins on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the last calendar month at the end of such Interest Period) shall end on the last Business Day of a calendar month; and (iv) no tenor that has been removed from this definition pursuant to Section 2.12(b) shall be available for specification in any Notice of Borrowing or Notice of Conversion/Continuation. “Interest Rate Agreement”: any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedging agreement or other similar agreement or arrangement, each of which is (a) for the purpose of hedging the interest rate exposure associated with Borrower’s and its Subsidiaries’ operations, and (b) not for speculative purposes. “Inventory”: all “inventory,” as such term is defined in the UCC, now owned or hereafter acquired by any Group Member, wherever located, and in any event including inventory, merchandise, goods and other personal property that are held by or on behalf of any Group Member for sale or lease or are furnished or are to be furnished under a contract of service, or that constitutes raw materials, work in process, finished goods, returned goods, or materials or supplies of any kind used or consumed or to be used or consumed in such Group Member’s business or in the processing, production, packaging, promotion, delivery or shipping of the same, including all supplies and embedded software. “Investments”: as defined in Section 7.7.

ny-2616960 27 “IRS”: the United States Internal Revenue Service, or any successor thereto. “ISP”: with respect to any Letter of Credit, the “International Standby Practices 1998” published by the Institute of International Banking Law & Practice (or such later version thereof as may be in effect at the time of issuance). “Israeli Insolvency Proceeding” means any proceeding by or against any Person under the Israeli Companies Ordinance 5743-1983, the Israeli Companies Law 5759-1999, the Israeli Insolvency and Economic Rehabilitation Law 5788-2018, or any other bankruptcy or insolvency law, including assignments for the benefit of creditors, compositions, extensions generally with its creditors, or proceedings seeking reorganization, arrangement, receivership or other relief. “Israeli Lender”: any Lender organized under the laws of the State of Israel that is a banking corporations as defined under Israeli Banking Law (Licensing) 5741-1981. “Israeli Loan Party”: the BorrowerPagaya Israel and each other Guarantor organized under the laws of the State of Israel from time to time party to the Loan Documents. “Israeli Tax Certificate”: as defined in the definition of “Excluded Taxes”. “Issuing Lender”: as the context may require, (a) SVB or any Affiliate thereof, in its capacity as issuer of any Letter of Credit, and (b) any other Lender or an Affiliate thereof that may become an Issuing Lender pursuant to Section 3.11 or 3.12, with respect to Letters of Credit issued by such Lender or its Affiliate. The Issuing Lender may, in its discretion, arrange for one or more Letters of Credit to be issued by Affiliates of the Issuing Lender or other financial institutions, in which case the term “Issuing Lender” shall include any such Affiliate or other financial institution with respect to Letters of Credit issued by such Affiliate or other financial institution. “Issuing Lender Fees”: as defined in Section 3.3(a). “L/C Advance”: each L/C Lender’s funding of its participation in any L/C Disbursement in accordance with its L/C Percentage of the L/C Commitment. “L/C Commitment”: as to any L/C Lender, the obligation of such L/C Lender, if any, to purchase an undivided interest in the Issuing Lenders’ obligations and rights under and in respect of each Letter of Credit (including to make payments with respect to draws made under any Letter of Credit pursuant to Section 3.5(b)) in an aggregate Dollar Equivalent principal amount not to exceed the amount set forth under the heading “L/C Commitment” opposite such L/C Lender’s name on Schedule 1.1A or in the Assignment and Assumption or Increase Joinder pursuant to which such L/C Lender becomes a party hereto, as the same may be changed from time to time pursuant to the terms hereof. The L/C Commitment is a sublimit of the Revolving Commitment and the aggregate amount of the L/C Commitments shall not exceed the amount of the Total L/C Commitments at any time. “L/C Disbursements”: a payment or disbursement made by the Issuing Lender pursuant to a Letter of Credit. “L/C Exposure”: at any time, the sum of (a) the aggregate undrawn Dollar Equivalent amount of all outstanding Letters of Credit at such time, and (b) the aggregate Dollar Equivalent amount of all L/C Disbursements that have not yet been reimbursed or converted into Revolving Loans or Swingline Loans at such time. The L/C Exposure of any L/C Lender at any time shall equal its L/C Percentage of the aggregate L/C Exposure at such time.

ny-2616960 28 “L/C Facility”: the L/C Commitments and the extensions of credit made thereunder. “L/C Lender”: a Lender with an L/C Commitment. “L/C Percentage”: as to any L/C Lender at any time, the percentage of the Total L/C Commitments represented by such L/C Lender’s L/C Commitment, as such percentage may be adjusted as provided in Section 2.19. “L/C-Related Documents”: collectively, each Letter of Credit, all applications for any Letter of Credit (and applications for the amendment of any Letter of Credit) submitted by the Borrower to the Issuing Lender and any other document, agreement and instrument relating to any Letter of Credit, including any of the Issuing Lender’s standard form documents for letter of credit issuances. “Lead Arranger”: SVB, in its capacity as the lead arranger hereunder. “Lenders”: as defined in the preamble hereto; provided that unless the context otherwise requires, each reference herein to the Lenders shall be deemed to include the Issuing Lender, any L/C Lender and the Swingline Lender. “Letter of Credit”: as defined in Section 3.1(a). “Letter of Credit Availability Period”: the period from and including the Closing Date to but excluding the Letter of Credit Maturity Date. “Letter of Credit Fees”: as defined in Section 3.3(a). “Letter of Credit Fronting Fees”: as defined in Section 3.3(a). “Letter of Credit Maturity Date”: the date occurring fifteen (15) days prior to the Revolving Termination Date then in effect (or, if such day is not a Business Day, the next preceding Business Day). “Lien”: any mortgage, deed of trust, pledge, hypothecation, collateral assignment, deposit arrangement, encumbrance, lien (statutory or other), charge or other security interest or any preference, priority or other security interest or preferential arrangement of any kind or nature whatsoever (including any conditional sale or other title retention agreement and any capital lease having substantially the same economic effect as any of the foregoing). “Limited Guaranty”: means a customary unsecured “bad acts” guaranty for Permitted Risk Retention Facilities, Permitted Secured Financings, sponsored securitizations, warehouse facilities and other similar facilities or financings, or a guaranty or similar agreement which may cover any losses incurred after (i) the occurrence of customary “bad acts”, (ii) a bankruptcy, (iii) the incurrence of non-permitted Indebtedness and (iv) fees and expenses (x) incurred following the occurrence of customary “bad acts” or (y) related to enforcing the Limited Guaranty. “Loan”: any loan made or maintained by any Lender pursuant to this Agreement. “Loan Documents”: this Agreement, each Security Document, each Note, the Fee LetterLetters, each Assignment and Assumption, each Compliance Certificate, each Increase Joinder, each Notice of Borrowing, each Notice of Conversion/Continuation, the Solvency Certificate, the Collateral Information Certificate, each L/C-Related Document, each subordination or intercreditor agreement and any ny-2616960 29 agreement creating or perfecting rights in cash collateral pursuant to the provisions of Section 3.10, or otherwise, and any amendment, waiver, supplement or other modification to any of the foregoing. “Loan Parties”: the Borrower and each Guarantor. “Material Adverse Effect”: (a) a material adverse change in, or a material adverse effect on, the operations, business, assets, properties, liabilities (actual or contingent), or financial condition of the Group Members, taken as a whole; (b) a material impairment of the rights and remedies, taken as a whole, of the Administrative Agent and the Lenders under any Loan Document, or of the ability of the Loan Parties, taken as a whole, to perform their obligations under the Loan Documents; or (c) a material adverse effect upon the legality, validity, binding effect or enforceability against any Loan Party of any material Loan Document to which it is a party, including a material impairment in the perfection or priority of the Administrative Agent’s Lien in any material Collateral or in the value of such Collateral. “Material Intellectual Property” means any Intellectual Property that, individually or collectively, (a) is material to the business or operations of the Borrower and its Subsidiaries, taken as a whole, or (b) has a fair market value in excess of $1,500,000, in each case as reasonably determined by the Borrower in good faith. “Materials of Environmental Concern”: any substance, material or waste that is defined, regulated, governed or otherwise characterized under any Environmental Law as hazardous or toxic or as a pollutant or contaminant (or by words of similar meaning and regulatory effect), any petroleum or petroleum products, asbestos, polychlorinated biphenyls, urea-formaldehyde insulation, molds or fungus, and radioactivity, radiofrequency radiation at levels known to be hazardous to human health and safety. “Minority Lender”: as defined in Section 10.1(b). “Moody’s”: Moody’s Investors Service, Inc. “Mortgaged Properties”: the real properties as to which, pursuant to Section 6.12(b) or otherwise, the Administrative Agent, for the benefit of the Secured Parties, shall be granted a Lien pursuant to the Mortgages. “Mortgages”: each of the mortgages, deeds of trust, deeds to secure debt or such equivalent documents hereafter entered into and executed and delivered by one or more of the Loan Parties to the Administrative Agent, in each case, as such documents may be amended, amended and restated, supplemented or otherwise modified, renewed or replaced from time to time and in form and substance reasonably acceptable to the Administrative Agent. “Multiemployer Plan”: a “multiemployer plan” (within the meaning of Section 3(37) of ERISA) that is subject to Title IV of ERISA to which any Loan Party or any ERISA Affiliate thereof makes, is making, or is obligated to make contributions, or to which it has any liability. “Non-Consenting Lender”: any Lender that does not approve any consent, waiver or amendment that (a) requires the approval of all Affected Lenders in accordance with the terms of Section 10.1 and (b) has been approved by the Required Lenders. “Non-Defaulting Lender”: at any time, each Lender that is not a Defaulting Lender at such time. “Note”: a Revolving Loan Note or a Swingline Loan Note.

ny-2616960 30 “Notice of Borrowing”: a notice substantially in the form of Exhibit I. “Notice of Conversion/Continuation”: a notice substantially in the form of Exhibit J. “Obligations”: (a) the unpaid principal of and interest on (including interest accruing after the maturity of the Loans and interest accruing after the filing of any petition in bankruptcy, or the commencement of any Insolvency Proceeding relating to any Loan Party, whether or not a claim for post-filing or post-petition interest is allowed or allowable in such proceeding) the Loans and all other obligations and liabilities (including any fees or expenses that accrue after the filing of any petition in bankruptcy, or the commencement of any Insolvency Proceeding relating to any Loan Party, whether or not a claim for post-filing or post-petition interest is allowed or allowable in such proceeding) of the Loan Parties (and the other Group Members in the case of obligations in respect of Cash Management Services provided by a Cash Management Bank) to the Administrative Agent, the Issuing Lender, any other Lender, any applicable Cash Management Bank, and any Qualified Counterparty, whether direct or indirect, absolute or contingent, due or to become due, or now existing or hereafter incurred, which may arise under, out of, or in connection with, this Agreement, any other Loan Document, the Letters of Credit, any Specified Cash Management Agreement, any Specified Swap Agreement or any other document made, delivered or given in connection herewith or therewith, whether on account of principal, interest, reimbursement obligations, payment obligations, fees, indemnities, costs, expenses (including all reasonable and documented out-of-pocket fees, charges and disbursements of counsel to the Administrative Agent, the Issuing Lender, any other Lender, any applicable Cash Management Bank, to the extent that any applicable Specified Cash Management Agreement requires the reimbursement by any applicable Group Member of any such expenses, and any Qualified Counterparty) that are required to be paid by any Group Member pursuant any Loan Document, Specified Cash Management Agreement, Specified Swap Agreement or otherwise and (b) Erroneous Payment Subrogation Rights. The Obligations shall not include (i) any obligations arising under any warrants or other equity instruments issued by any Loan Party to any Lender, or (ii) solely with respect to any Guarantor that is not a Qualified ECP Guarantor, any Excluded Swap Obligations of such Guarantor. “OFAC”: the Office of Foreign Assets Control of the United States Department of the Treasury and any successor thereto. “Operating Documents”: for any Person as of any date, such Person’s constitutional documents, formation documents and/or certificate of incorporation (or equivalent thereof), as certified (if applicable) by such Person’s jurisdiction of formation as of a recent date, and, (a) if such Person is a corporation, its bylaws or memorandum and articles of association (or equivalent thereof) in current form, (b) if such Person is a limited liability company, its limited liability company agreement (or similar agreement), and (c) if such Person is a partnership, its partnership agreement (or similar agreement), each of the foregoing with all current amendments or modifications thereto. “Other Connection Taxes”: with respect to any Recipient, Taxes imposed as a result of a present or former connection between such Recipient and the jurisdiction imposing such Tax (other than connections arising from such Recipient having executed, delivered, become a party to, performed its obligations under, received payments under, received or perfected a security interest under, engaged in any other transaction pursuant to or enforced any Loan Document, or sold or assigned an interest in any Loan or Loan Document). “Other Taxes”: all present or future stamp, court or documentary, intangible, recording, filing or similar Taxes that arise from any payment made under, from the execution, delivery, performance, enforcement or registration of, from the receipt or perfection of a security interest under, or otherwise with respect to, any Loan Document, except any such Taxes that are Other Connection Taxes imposed ny-2616960 31 with respect to an assignment (other than an assignment made pursuant to Section 2.18). “Overadvance”: as defined in Section 2.5(a). “Pagaya Agreement”: that certain Articles of Association of Pagaya Technologies Ltd., as adopted on June 16, 2022. “Pagaya Israel”: as defined in the preamble hereto. “Pagaya US”: as defined in the preamble hereto. “Participant”: as defined in Section 10.6(d). “Participant Register”: as defined in Section 10.6(d). “Patriot Act”: the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism (USA PATRIOT ACT) Act of 2001, Title III of Pub. L. 107-56, signed into law October 26, 2001. “Payment Recipient”: as defined in Section 9.14(a). “PBGC”: the Pension Benefit Guaranty Corporation, or any successor thereto. “Pension Plan”: an employee benefit plan (as defined in Section 3(3) of ERISA) other than a Multiemployer Plan (a) that is or was at any time maintained or sponsored by any Loan Party or any ERISA Affiliate thereof or to which any Loan Party or any ERISA Affiliate thereof has ever made, or was obligated to make, contributions, (b) that is or was subject to Section 412 of the Code, Section 302 of ERISA or Title IV of ERISA, and (c) with respect to which a Loan Party would reasonably be expected to have any liability. “Periodic Term SOFR Determination Day: as defined in the definition of “Term SOFR”. “Permitted Acquisition”: as defined in Section 7.7(o). “Permitted Holder”: (i) each Founder and each Founder's spouse, siblings, descendants (including children or grandchildren by adoption) and the descendants of any of their siblings; (ii) any spouse or domestic partner of any Person described in clause (i) that receives any Common Stock pursuant to a court order or upon divorce, as required by settlement, order or decree, or as required by a domestic relations settlement, order or decree; (iii) in the event of the incompetence or death of any of the Persons described in clause (i) or (ii), such Person's estate, executor, administrator, committee or other personal representative, in each case who at any particular date shall beneficially own or have the right to acquire, directly or indirectly, the relevant Common Stock; (iv) any trust created for the benefit of the Persons described in clause (i), (ii) or (iii) or any trust for the benefit of any such trust; or (v) any Person Controlled by any of the Persons described in clause (i), (ii), (iii) or (iv). “Permitted Refinancing Indebtedness” any Indebtedness (the “Refinancing Indebtedness”), the proceeds of which are used to refinance, refund, renew, extend or replace outstanding Indebtedness (such outstanding Indebtedness, the “Refinanced Indebtedness”); provided that (a) the principal amount (or accreted value, if applicable) of such Refinancing Indebtedness (including any unused commitments thereunder) is not greater than the principal amount (or accreted value, if applicable) of the Refinanced Indebtedness at the time of such refinancing, refunding, renewal, extension or replacement, except by an amount equal to any original issue discount thereon and the amount of unpaid accrued interest and ny-2616960 32 premium thereon plus other reasonable amounts paid, and fees and expenses reasonably incurred, in connection with such refinancing, refunding, renewal, extension or replacement, and by an amount equal to any existing commitments thereunder that have not been utilized at the time of such refinancing, refunding, renewal, extension or replacement (provided that, the principal amount of such Indebtedness may exceed the amount set forth in this clause (a) so long as such additional principal amount was otherwise permitted to be incurred pursuant to Section 7.2; and provided, further, that such excess amount was a utilization (prior to the date of such refinancing) of such other provision(s) under Section 7.2 in the amount of such excess); (b) other than in the case of customary “bridge” facilities (so long as the long term debt into which any such customary “bridge” facility is to be automatically converted or may be converted at Company’s option on customary terms satisfies the following requirements); provided further in each case of clauses (a) and (b), the final stated maturity and weighted average life to maturity (determined without giving effect to prepayments that reduce amortization) of such Refinancing Indebtedness shall not be prior to or shorter than that applicable to the Refinanced Indebtedness and such Refinancing Indebtedness does not require any scheduled payment of principal, mandatory repayment, redemption or repurchase that is more favorable to the holders of the Refinancing Indebtedness than the corresponding terms (if any) of the Refinanced Indebtedness (including by virtue of such Refinancing Indebtedness participating on a greater basis in any mandatory repayment, redemption or repurchase as compared to the Refinanced Indebtedness, but excluding any scheduled payment of principal, mandatory repayment, redemption or repurchase occurring on or after the date that is ninety-one (91) days after the latest scheduled maturity date of the Loans and Commitments); (c) such Refinancing Indebtedness shall not be secured by (i) Liens on assets other than assets securing the Refinanced Indebtedness at the time of such refinancing, refunding, renewal, extension or replacement and extensions thereof or improvements thereon (unless such assets become Collateral) or (ii) Liens having a higher priority than the Liens, if any, securing the Refinanced Indebtedness at the time of such refinancing, refunding, renewal, extension or replacement; (d) such Refinancing Indebtedness shall not be guaranteed by or otherwise recourse to any Person other than the Person(s) to whom the Refinanced Indebtedness is recourse or by whom it is guaranteed, in each case as of the time of such refinancing, refunding, renewal, extension or replacement (unless such other Person becomes a Guarantor); (e) to the extent such Refinanced Indebtedness is subordinated in right of payment to the Obligations (or the Liens securing such Indebtedness were originally contractually subordinated to the Liens securing the Collateral pursuant to the Security Documents), such refinancing, refunding, renewal, extension or replacement is subordinated in right of payment to the Obligations (or the Liens securing such Indebtedness shall be subordinated to the Liens securing the Collateral pursuant to the Security Documents) on terms at least as favorable to the Lenders as those contained in the documentation governing such Refinanced Indebtedness or otherwise reasonably acceptable to the Administrative Agent; (f) the covenants with respect to such Refinancing Indebtedness, when taken as a whole, are not materially more restrictive to the Borrower and the other Group Members than those in the Refinanced Indebtedness (taken as a whole); (g) in the event that the Refinancing Indebtedness is unsecured Indebtedness (including unsecured Subordinated Indebtedness) such Refinancing Indebtedness does not include cross-defaults (but may include cross-payment defaults and cross-defaults at the final stated maturity thereof and cross-acceleration); and (h) no Event of Default shall have occurred and be continuing at the time of, or would result from, such refinancing, refunding, renewal, extension or replacement. The usual and customary terms of convertible or exchangeable debt instruments issued in a registered offering or under Rule 144A or Regulation S of the Securities Act shall be deemed to be no more restrictive in any material respect to Borrower and the other Group Members than the terms set forth in any such Refinanced Indebtedness; provided that no such convertible or exchangeable debt instruments shall have any financial maintenance covenants more onerous than the covenants set forth herein unless such financial maintenance covenants (x) only apply after the Revolving Termination Date or (y) are added for the benefit of the Lenders hereunder.

ny-2616960 33 “Permitted Risk Retention Facility”: with respect to any Permitted Secured Financing, a financing facility that is extended by a Person that is not a Group Member to the Borrower and/or any other Group Member and that finances assets described in clause (a) of the definition of “Financing Assets” forthat is secured by such Permitted Secured Financing Assets; provided that such facility is non-recourse to any other Loan Party (other than pursuant to a Limited Guaranty) and is secured only by such assets. “Permitted Secured Financing”: in which the Borrower or any Group Member sells or transfers Financing Assets to an SPV Subsidiary which issues or incurs debt that is secured by the cash flows from such Financing Assets to a Person that is not a Group Member; provided that such Indebtedness is non-recourse to any Loan Party or other Group Member (other than pursuant to a Limited Guaranty). “Permitted Seller Debt”: the unsecured Indebtedness (other than Earn-Out Obligations and DP Amounts) owing to the sellers of assets or Capital Stock to a Group Member that is incurred by a Group Member in connection with the consummation of one or more Permitted Acquisitions, so long as (i) with respect to any such Indebtedness that requires cash interest or principal payments while any Obligations remain outstanding, the aggregate principal amount for all such unsecured Indebtedness does not exceed $2,500,000 at any one time outstanding and such Indebtedness is otherwise on terms and conditions reasonably acceptable to the Administrative Agent, and (ii) any such Indebtedness is subordinated to the Obligations on terms and conditions reasonably acceptable to the Administrative Agent. “Person”: any natural person, corporation, limited liability company, trust, joint venture, association, company, partnership, Governmental Authority or other entity. “Plan”: an employee benefit plan (as defined in Section 3(3) of ERISA) other than a Multiemployer Plan which is or was at any time maintained or sponsored by any Loan Party or any Subsidiary thereof or to which any Loan Party or any Subsidiary thereof has ever made, or was obligated to make, contributions, including a Pension Plan, and a Qualified Plan. “Platform”: is any of Debt Domain, Intralinks, Syndtrak, DebtX or a substantially similar electronic transmission system. “Preferred Stock”: the preferred Capital Stock of the Borrower. “Prime Rate”: the rate of interest per annum published in the money rates section of the Wall Street Journal or any successor publication thereto as the “prime rate” then in effect; provided that if such rate of interest, as set forth from time to time in the money rates section of the Wall Street Journal, becomes unavailable for any reason as determined by the Administrative Agent, the “Prime Rate” shall mean the rate of interest per annum announced by the Administrative Agent as its prime rate in effect at its principal office in the State of California (such announced Prime Rate not being intended to be the lowest rate of interest charged by the Administrative Agent in connection with extensions of credit to debtors). “Pro Forma Basis”: with respect to any calculation or determination for any period, in making such calculation or determination on the specified date of determination (the “Determination Date”): (a) pro forma effect will be given to any Indebtedness incurred by the Group Members (including by assumption of then outstanding Indebtedness or by a Person becoming a Group Member) (“Incurred”) after the beginning of the applicable period and on or before the Determination Date to the extent the Indebtedness is outstanding or is to be Incurred on the ny-2616960 34 Determination Date, as if such Indebtedness had been Incurred on the first (1st) day of such period; (b) pro forma calculations of interest on Indebtedness bearing a floating interest rate will be made as if the rate in effect on the Determination Date (taking into account any Swap Agreement applicable to the Indebtedness) had been the applicable rate for the entire reference period; and (c) pro forma effect will be given to: (A) the acquisition or disposition of companies, divisions or lines of businesses, or any Division, by the Group Members; and (B) the discontinuation of any discontinued operations; in each case of clauses (A) and (B), that have occurred since the beginning of the applicable period and before the Determination Date as if such events had occurred, and, in the case of any disposition, the proceeds thereof applied, on the first (1st) day of such period. To the extent that pro forma effect is to be given to an acquisition or disposition of a company, division or line of business, the pro forma calculation will be calculated in good faith by a responsible financial or accounting officer of the Borrower in accordance with Regulation S-X under the Securities Act based upon the most recent four full fiscal quarters for which the relevant financial information is available. “Projections”: as defined in Section 6.2(b). “Public Company Costs”: as to any Person, costs associated with, or in anticipation of, or preparation for, compliance with the requirements of the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated in connection therewith and costs relating to compliance with the provisions of the Securities Act of 1933 (as amended, and the rules and regulations of the SEC promulgated thereunder, as amended) and the Securities Exchange Act of 1934 (as amended, and the rules and regulations of the SEC promulgated thereunder, as amended) or any other comparable body of laws, rules or regulations, as companies with listed equity, directors’ compensation, fees and expense reimbursement, costs relating to enhanced accounting functions and investor relations, stockholder meetings and reports to stockholders, directors’ and officers’ insurance and other executive costs, legal and other professional fees, listing fees and other transaction costs, in each case to the extent arising solely by virtue of the listing of such Person’s equity securities on a national securities exchange or issuance of public debt securities. “Qualified Cash”: all unrestricted cash and Cash Equivalents of the Loan Parties that is (on and after the date that is 90 days after the Closing Date (or such later date as the Administrative Agent may agree in its sole discretion)), held in Deposit Accounts or Securities Accounts that are subject to a first priority perfected Lien in favor of the Administrative Agent on such date (provided that the Liens securing the Obligations shall not result in such cash and Cash Equivalents being restricted). “Qualified Counterparty”: with respect to any Specified Swap Agreement, any counterparty thereto that is the Administrative Agent, a Lender or an Affiliate of the Administrative Agent or a Lender at the time such Specified Swap Agreement was entered into. “Qualified ECP Guarantor”: in respect of any Swap Obligation, (a) each Guarantor that has total assets exceeding $10,000,000 at the time the relevant Guarantee Obligation of such Guarantor provided in respect of, or the Lien granted by such Guarantor to secure, such Swap Obligation (or guaranty thereof) becomes effective with respect to such Swap Obligation, and (b) any other Guarantor that (i) constitutes an “eligible contract participant” under the Commodity Exchange Act or any regulations promulgated thereunder, or (ii) can cause another Person (including any other Guarantor not then constituting a “Qualified ECP Guarantor”) to qualify as an “eligible contract participant” at such ny-2616960 35 time by entering into a “keepwell, support, or other agreement” as contemplated by Section 1a(18)(A)(v)(II) of the Commodity Exchange Act. “Qualified Plan”: an employee benefit plan (as defined in Section 3(3) of ERISA) other than a Multiemployer Plan (a) that is or was at any time maintained or sponsored by any Loan Party or any ERISA Affiliate thereof or to which any Loan Party or any ERISA Affiliate thereof has ever made, or was ever obligated to make, contributions, (b) that is intended to be tax qualified under Section 401(a) of the Code, and (c) to which a Loan Party would reasonably be expected to have any liability. “Recipient”: the (a) Administrative Agent, (b) any Lender or (c) the Issuing Lender, as applicable. “Refinancing”: the repayment in full of all principal, interest, fees and other amounts due or outstanding under the Existing Credit Facility, the termination of all commitments under the Existing Credit Facility and the termination and release of all guarantees and security in support of the Existing Credit Facility. “Refunded Swingline Loans”: as defined in Section 2.4(b). “Register”: as defined in Section 10.6(c). “Regulation D”: Regulation D of the Board, as in effect from time to time and all official rulings and interpretations thereunder or thereof. “Regulation U”: Regulation U of the Board as in effect from time to time. “Regulation X”: Regulation X of the Board as in effect from time to time. “Related Parties”: with respect to any Person, such Person’s Affiliates and the partners, directors, officers, employees, agents, trustees, administrators, managers, advisors and representatives of such Person and of such Person’s Affiliates. “Relevant Governmental Body”: the Board of Governors of the Federal Reserve System or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Board of Governors of the Federal Reserve System or the Federal Reserve Bank of New York, or any successor thereto. “Replacement Lender”: as defined in Section 2.18. “Required Lenders”: at any time, (a) if only one Lender holds the Total Revolving Commitments, such Lender; and (b) if more than one Lender holds the Total Revolving Commitments, then at least two unaffiliated Lenders who together hold 50.1% or more of the Total Revolving Commitments (including, without duplication, the L/C Commitments) then in effect or, if the Revolving Commitments have been terminated, the Total Revolving Extensions of Credit then outstanding; provided that for the purposes of this clause (b), the Revolving Commitments of, and the portion of the Revolving Loans and participations in L/C Exposure and Swingline Loans held or deemed held by, any Defaulting Lender shall be excluded for purposes of making a determination of Required Lenders. “Requirement of Law”: as to any Person, the Operating Documents of such Person, and any law, treaty, rule or regulation or determination of an arbitrator or a court or other Governmental Authority (including the Basel Committee on Banking Supervision and any successor thereto or similar ny-2616960 36 authority or successor thereto), in each case applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject. “Resolution Authority”: an EEA Resolution Authority or, with respect to any UK Financial Institution, a UK Resolution Authority. “Responsible Officer”: with respect to any Person, the chief executive officer, president, chief financial officer, treasurer, controller, executive vice president or officer with similar duties of such Person, but in any event, with respect to financial matters, the chief financial officer, treasurer or controller of such Person. “Restricted Payments”: as defined in Section 7.6. “Revaluation Date”: with respect to any Letter of Credit, each of the following: (a) each date of issuance, amendment and/or extension of a Letter of Credit denominated in a Foreign Currency, (b) each date of any payment by the Issuing Lender under any Letter of Credit denominated in a Foreign Currency, (c) the first (1st) Business Day of each calendar month and (d) such additional dates as the Administrative Agent or the Issuing Lender shall determine or the Required Lenders shall require. “Revolving Commitment”: as to any Lender, the obligation of such Lender, if any, to make Revolving Loans and participate in Swingline Loans and Letters of Credit in an aggregate principal amount not to exceed the amount set forth under the heading “Revolving Commitment” opposite such Lender’s name on Schedule 1.1A or in the Assignment and Assumption or Increase Joinder pursuant to which such Lender became a party hereto, as the same may be changed from time to time pursuant to the terms hereof (including in connection with assignments and Increases permitted hereunder). The amount of the Total Revolving Commitments as of the Closing Date is $167,500,000. The L/C Commitment and the Swingline Commitment are each sublimits of the Total Revolving Commitments. “Revolving Commitment Period”: the period from and including the date which is three (3) Business Days after the date on which the condition precedent in Section 5.2(e) is satisfied to the Revolving Termination Date. “Revolving Extensions of Credit”: as to any Revolving Lender at any time, an amount equal to the sum of (a) the aggregate principal amount of all Revolving Loans held by such Lender then outstanding, plus (b) such Lender’s L/C Percentage of the aggregate undrawn Dollar Equivalent amount of all outstanding Letters of Credit at such time, plus (c) such Lender’s L/C Percentage of the aggregate Dollar Equivalent amount of all L/C Disbursements that have not yet been reimbursed or converted into Revolving Loans or Swingline Loans at such time, plus (d) such Lender’s Revolving Percentage of the aggregate principal amount of Swingline Loans then outstanding. “Revolving Facility”: the Revolving Commitments and the extensions of credit made thereunder. “Revolving Lender”: each Lender that has a Revolving Commitment or that holds Revolving Loans. “Revolving Loan Conversion”: as defined in Section 3.5(b). “Revolving Loan Funding Office”: the office of the Administrative Agent specified in Section 10.2 or such other office as may be specified from time to time by the Administrative Agent as ny-2616960 37 its funding office by written notice to the Borrower and the Lenders. “Revolving Loan Note”: a promissory note in the form of Exhibit G-1, as it may be amended, supplemented or otherwise modified from time to time. “Revolving Loans”: as defined in Section 2.1(a). “Revolving Percentage”: as to any Revolving Lender at any time, the percentage which such Lender’s Revolving Commitment then constitutes of the Total Revolving Commitments or, at any time after the Revolving Commitments of all Lenders shall have expired or terminated, the percentage which the aggregate principal amount of such Lender’s Revolving Loans then outstanding constitutes of the aggregate principal amount of all Revolving Loans then outstanding; provided that in the event that the Revolving Loans are paid in full prior to the reduction to zero of the Total Revolving Commitments, the Revolving Percentages shall be determined in a manner designed to ensure that the other outstanding Revolving Extensions of Credit shall be held by the Revolving Lenders on a comparable basis. “Revolving Termination Date”: September 2, 2025. “S&P”: Standard & Poor’s Ratings Services. “Sale Leaseback Transaction”: any arrangement with any Person or Persons, whereby in contemporaneous or substantially contemporaneous transactions a Loan Party sells substantially all of its right, title and interest in any property and, in connection therewith, acquires, leases or licenses back the right to use all or a material portion of such property. “Same Day Funds”: (a) with respect to disbursements and payments in Dollars, immediately available funds, and (b) with respect to disbursements and payments in a Foreign Currency, same day or other funds as may be determined by the Administrative Agent, to be customary in the place of disbursement or payment for the settlement of international banking transactions in the relevant Foreign Currency. “Sanction(s)”: any international economic sanction administered or enforced by the United States Government (including OFAC), the United Nations Security Council, the European Union, any European Union member state, Her Majesty’s Treasury, the Israeli Ministry of Finance, or other relevant (Israeli or otherwise) sanctions authority or Government Authority. “Sanctioned Person”: at any time, (a) any Person listed in any Sanctions-related list of designated Persons maintained by OFAC, the U.S. Department of State, the United Nations Security Council, the European Union, Israel, any European Union member state, Her Majesty’s Treasury of the United Kingdom or other relevant sanctions authority, (b) any Person located, organized or ordinarily resident in a Designated Jurisdiction, (c) any Person owned or controlled by any such Person or Persons described in the foregoing clauses (a) or (b), or (d) any Person otherwise the target of any Sanctions. “SEC”: the Securities and Exchange Commission, any successor thereto and any analogous Governmental Authority. “Secured Parties”: the collective reference to the Administrative Agent, the Lenders (including any Issuing Lender in its capacity as Issuing Lender and any Swingline Lender in its capacity as Swingline Lender), any Cash Management Bank (in its or their respective capacities as providers of Cash Management Services), and any Qualified Counterparties. “Securities Account”: any “securities account” as defined in the UCC with such additions to ny-2616960 38 such term as may hereafter be made. “Securities Account Control Agreement”: any control agreement, in form and substance reasonably satisfactory to the Administrative Agent, entered into by the Administrative Agent, a Loan Party and a securities intermediary holding a Securities Account of such Loan Party pursuant to which the Administrative Agent obtains or is otherwise granted “control” (for purposes of the UCC or any other applicable law) over such Securities Account. “Securities Act”: the Securities Act of 1933, as amended from time to time and any successor statute. “Security Documents”: the collective reference to (a) the Guarantee and Collateral Agreement, (b) the Mortgages (if any), (c) each Intellectual Property Security Agreement, (d) each Control Agreement, (e) the Debentures and required notices to the applicable registrars (as required), (f) all other security documents hereafter delivered to the Administrative Agent granting a Lien on any property of any Person to secure the Obligations of any Loan Party arising under any Loan Document, (g) all other security documents hereafter delivered to any applicable Cash Management Bank or any Qualified Counterparty granting a Lien on any property of any Person to secure the Obligations of any Group Member arising under any Specified Cash Management Agreement or any Specified Swap Agreement and (h) all financing statements, fixture filings, assignments, acknowledgments and other filings, documents and agreements made or delivered pursuant to any of the foregoing. “Spot Rate”: for any currency, the rate determined by the Administrative Agent to be the rate quoted by the Administrative Agent as the spot rate for the purchase of such currency with another currency through its principal foreign exchange trading office at approximately 11:00 A.M. on the date two (2) Business Days prior to the date as of which the foreign exchange computation is made; provided that the Administrative Agent may obtain such spot rate from another financial institution designated by it if the Administrative Agent does not have as of the date of determination a spot buying rate for any such currency. “SOFR”: a rate equal to the secured overnight financing rate as administered by the SOFR Administrator. “SOFR Administrator”: the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate). “SOFR Administrator’s Website”: the website of the Federal Reserve Bank of New York, currently at http://www.newyorkfed.org, or any successor source for the secured overnight financing rate identified as such by the SOFR Administrator from time to time. “SOFR Borrowing”: as to any borrowing hereunder, the SOFR Loans comprising such borrowing. “SOFR Determination Day”: as defined in the definition of “Daily Simple SOFR”. “SOFR Loan”: a Loan that bears interest at a rate based on Adjusted Term SOFR. “SOFR Rate Day”: as defined in the definition of “Daily Simple SOFR”. “SOFR Tranche”: the collective reference to SOFR Loans under a particular Facility (other than the L/C Facility), the then current Interest Periods with respect to all of which begin on the same date and ny-2616960 39 end on the same later date (whether or not such Loans shall originally have been made on the same day). “Solvency Certificate”: the Solvency Certificate, dated the Closing Date, and in substantially the form of Exhibit D. “Solvent”: when used with respect to any Person, as of any date of determination, (a) the amount of the “fair value” of the assets of such Person will, as of such date, exceed the amount of all “liabilities of such Person, contingent or otherwise,” as of such date, as such quoted terms are determined in accordance with applicable federal and state laws governing determinations of the insolvency of debtors, (b) the “present fair saleable value” of the assets of such Person will, as of such date, be greater than the amount that will be required to pay the liability of such Person on its debts as such debts become absolute and matured, as such quoted terms are determined in accordance with applicable federal and state laws governing determinations of the insolvency of debtors, (c) such Person will not have, as of such date, an unreasonably small amount of capital with which to conduct its business, and (d) such Person will be able to pay its debts generally as they mature, taking into account any bona fide potential refinancing opportunities. For purposes of this definition, (i) “debt” means liability on a “claim,” and (ii) “claim” means any (x) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured or (y) right to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured or unmatured, disputed, undisputed, secured or unsecured. “Specified Accounts”: Deposit Accounts or Securities Accounts maintained with SVB, another Lender (or a Person that was a Lender at the time such Deposit Account or Securities Account was opened), or their respective Affiliates (subject to (i) for Deposit Accounts, a Deposit Account Control Agreement unless (x) such Deposit Accounts are maintained with SVB, (y) one of SVB’s Affiliates, unless a Deposit Account Control Agreement is required by SVB in its reasonable discretion or (z) such Deposit Account is located in Israel and is subject to a Lien pursuant to the Debentures, or (ii) for Securities Accounts, a Securities Account Control Agreement unless such Securities Accounts are maintained with SVB). “Specified Cash Management Agreement”: any Cash Management Agreement with any Cash Management Bank to provide Cash Management Services to one or more of the Loan Parties or any of their Subsidiaries. “Specified Event of Default”: an Event of Default arising under Sections 8.1(a) or (f). “Specified Israeli Taxes”: as defined in the definition of “Excluded Taxes”. “Specified Swap Agreement”: any Swap Agreement entered into by a Loan Party or any of its Subsidiaries and any Qualified Counterparty (or any Person who was a Qualified Counterparty as of the Closing Date or as of the date such Swap Agreement was entered into) to the extent permitted under Section 7.12. “SPV Subsidiary”: a direct or indirect special purpose, bankruptcy remote securitization vehicle Subsidiary of the Borrower: (1) established in connection with, or otherwise designated as a party to, a Permitted Secured Financing, (2) is organized in a manner intended to reduce the likelihood that it would be substantively consolidated with the Borrower or any of the Subsidiaries in the event the Borrower or any such Subsidiary becomes subject to an Insolvency Proceeding, (3) that does not engage in, and whose charter prohibits it from engaging in, any activities other than Permitted Secured Financings and any activity necessary, incidental or related thereto, (4) other than with respect to any Limited Guaranty, no ny-2616960 40 portion of the Indebtedness or any other obligation, contingent or otherwise, of which (A) is guaranteed by the Borrower or any other Group Member, (B) is recourse to or obligates the Borrower or any other Group Member in any way, or (C) subjects any property or asset of the Borrower or any other Group Member, directly or indirectly, contingently or otherwise, to the satisfaction thereof, (5) with respect to which neither the Borrower nor any other Group Member (other than a SPV Subsidiary) has any obligation to maintain or preserve its financial condition or cause it to achieve certain levels of operating results, other than, in respect of clause (4) and (5), pursuant to (x) a Limited Guaranty and (y) services performed or to be performed by the Borrower or any other Group Member in the ordinary course of business with respect to such Permitted Secured Financing and the related Financing Assets and (6) such Subsidiary’s only material assets are the Financing Assets being financed pursuant to such Permitted Secured Financings. “Subordinated Debt Document”: any agreement, certificate, document or instrument executed or delivered by any Group Member and evidencing Indebtedness of such Group Member which is subordinated to the payment of the Obligations or the Liens securing such Indebtedness is subordinated to the Administrative Agent’s Lien, in each case, in a manner approved in writing by the Administrative Agent, and any renewals, modifications, or amendments thereof which are approved in writing by the Administrative Agent. “Subordinated Indebtedness”: Indebtedness of a Loan Party subordinated to the Obligations pursuant to subordination terms (including payment, lien and remedies subordination terms, as applicable) reasonably acceptable to the Administrative Agent. “Subsidiary”: as to any Person, a corporation, partnership, limited liability company or other entity of which shares of stock or other ownership interests having ordinary voting power (other than stock or such other ownership interests having such power only by reason of the happening of a contingency) to elect a majority of the board of directors or other managers of such corporation, partnership or other entity are at the time owned, or the management of which is otherwise controlled, directly or indirectly through one or more intermediaries, or both, by such Person. Unless otherwise qualified, all references to a “Subsidiary” or to “Subsidiaries” in this Agreement shall refer to a Subsidiary or Subsidiaries of the Borrower. “Surety Indebtedness”: as of any date of determination, indebtedness (contingent or otherwise) owing to sureties arising from surety bonds issued on behalf of the Borrower or any of its Subsidiaries as support for, among other things, their contracts with customers, whether such indebtedness is owing directly or indirectly by such Loan Party or any such Subsidiary. “SVB”: as defined in the preamble hereto. “Swap Agreement”: any agreement with respect to any swap, hedge, forward, future or derivative transaction or option or similar agreement (including, without limitation, any Interest Rate Agreement) involving, or settled by reference to, one or more rates, currencies, commodities, equity or debt instruments or securities, or economic, financial or pricing indices or measures of economic, financial or pricing risk or value or any similar transaction or any combination of these transactions; provided that the following shall not constitute “Swap Agreements”: (a) any phantom stock or similar plan providing for payments only on account of services provided by current or former directors, officers, employees or consultants of the Borrower and its Subsidiaries, (b) any stock option or warrant agreement for the purchase of Capital Stock of the Borrower or any of its Subsidiaries, (c) the purchase of Capital Stock or Indebtedness (including securities convertible into Capital Stock) of the Borrower or any of its Subsidiaries pursuant to delayed delivery contracts, accelerated stock repurchase agreements, forward contracts or other similar agreements and (d) any of the items specified in the foregoing clauses (a)

ny-2616960 41 through (c), to the extent the same constitutes a derivative embedded in a convertible security issued by the Borrower or any of its Subsidiaries. “Swap Obligation”: with respect to any Guarantor, any obligation of such Guarantor to pay or perform under any agreement, contract or transaction that constitutes a “swap” within the meaning of Section 1a(47) of the Commodity Exchange Act. “Swap Termination Value”: in respect of any one or more Swap Agreements, after taking into account the effect of any legally enforceable netting agreement relating to such Swap Agreements, (a) for any date on or after the date any such Swap Agreement has been closed out and termination value determined in accordance therewith, such termination value, and (b) for any date prior to the date referenced in clause (a), the amount determined as the mark-to-market value for such Swap Agreement, as determined based upon one or more mid-market or other readily available quotations provided by any recognized dealer in such Swap Agreements (which may include a Qualified Counterparty). “Swingline Commitment”: the obligation of the Swingline Lender to make Swingline Loans pursuant to Section 2.3 in an aggregate principal amount at any one time outstanding not to exceed $20,000,000. “Swingline Facility”: the Swingline Commitment and the extensions of credit made thereunder. “Swingline Lender”: SVB, in its capacity as the lender of Swingline Loans or such other Lender as the Administrative Borrower may from time to time select as the Swingline Lender hereunder pursuant to Section 2.4(f); provided that such Lender has agreed to be a Swingline Lender. “Swingline Loan Note”: a promissory note in the form of Exhibit G-2, as it may be amended, supplemented or otherwise modified from time to time. “Swingline Loans”: as defined in Section 2.3. “Swingline Participation Amount”: as defined in Section 2.4(c). “Synthetic Lease Obligation”: the monetary obligation of a Person under (a) a so-called synthetic, off-balance sheet or tax retention lease or (b) an agreement for the use of property creating obligations that do not appear on the balance sheet of such Person but which, upon the insolvency or bankruptcy of such Person, would be characterized as the indebtedness of such Person (without regard to accounting treatment). “Taxes”: all present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other charges imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto. “Term SOFR”: for any calculation with respect to a SOFR Loan, the Term SOFR Reference Rate for a tenor comparable to the applicable Interest Period on the day (such day, the “Periodic Term SOFR Determination Day”) that is two (2) U.S. Government Securities Business Days prior to the first day of such Interest Period, as such rate is published by the Term SOFR Administrator; provided, however, that if as of 5:00 P.M. (New York City time) on any Periodic Term SOFR Determination Day the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Term SOFR will be the Term SOFR Reference Rate for such tenor as published by the Term SOFR Administrator on the first preceding U.S. Government Securities Business Day for which ny-2616960 42 such Term SOFR Reference Rate for such tenor was published by the Term SOFR Administrator so long as such first preceding U.S. Government Securities Business Day is not more than three (3) U.S. Government Securities Business Days prior to such Periodic Term SOFR Determination Day. “Term SOFR Adjustment”: for any calculation with respect to a SOFR Loan, a percentage per annum as set forth below for the applicable Type of such Loan and (if applicable) Interest Period therefor: SOFR Loans: Six (6) months 0.25% One (1) month “Term SOFR Administrator”: the CME Group Benchmark Administration Limited (CBA) (or a successor administrator of the Term SOFR Reference Rate selected by the Administrative Agent in its reasonable discretion). “Term SOFR Borrowing”: as to any borrowing hereunder, the Loans bearing interest at a rate based on Adjusted Term SOFR comprising such borrowing. “Term SOFR Reference Rate”: the forward-looking term rate based on SOFR. “Total Credit Exposure”: as to any Lender at any time, the unused Commitments and Revolving Extensions of Credit of such Lender at such time. “Total L/C Commitments”: at any time, the sum of all L/C Commitments at such time, as the same may be reduced from time to time pursuant to Section 2.7 or 3.5(b). The initial amount of the Total L/C Commitments on the Closing Date is $50,000,000; provided that no more than the Dollar Equivalent of $20,000,000 of such L/C Commitments (such amount, the “Foreign L/C Sublimit”) may be issued in a Foreign Currency. “Total Revolving Commitments”: at any time, the aggregate amount of the Revolving Commitments then in effect. “Total Revolving Extensions of Credit”: at any time, the aggregate amount of the Revolving Extensions of Credit outstanding at such time. “Trade Date”: as defined in Section 10.6(b)(i)(B). “Type”: as to any Loan, its nature as an ABR Loan or a SOFR Loan. “UFCA”: as defined in Section 2.22. “UFTA”: as defined in Section 2.22. “UK Financial Institution”: any BRRD Undertaking (as such term is defined under the PRA Rulebook (as amended from time to time) promulgated by the United Kingdom Prudential Regulation Authority) or any person falling within IFPRU 11.6 of the FCA Handbook (as amended from time to 0.10% Interest Period Three (3) months Percentage 0.15%

ny-2616960 43 time) promulgated by the United Kingdom Financial Conduct Authority, which includes certain credit institutions and investment firms, and certain affiliates of such credit institutions or investment firms. “UK Resolution Authority”: the Bank of England or any other public administrative authority having responsibility for the resolution of any UK Financial Institution. “Unadjusted Benchmark Replacement”: the applicable Benchmark Replacement excluding the related Benchmark Replacement Adjustment. “Unasserted Obligations”: as defined in the definition of “Discharge of Obligations”. “Unfriendly Acquisition”: any acquisition that has not been approved by the board of directors (or other legally recognized governing body) of the Person to be acquired. “Uniform Commercial Code” or “UCC”: the Uniform Commercial Code (or any similar or equivalent legislation) as in effect from time to time in the State of New York, or as the context may require, any other applicable jurisdiction. “United States” and “U.S.”: the United States of America. “U.S. Government Securities Business Day”: any day except for (a) a Saturday, (b) a Sunday or (c) a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities. “U.S. Person”: any Person that is a “United States Person” as defined in Section 7701(a)(30) of the Code. “Withholding Agent”: as applicable, any of any applicable Loan Party and the Administrative Agent, as the context may require. “Write-Down and Conversion Powers”: (a) with respect to any EEA Resolution Authority, the write-down and conversion powers of such EEA Resolution Authority from time to time under the Bail-In Legislation for the applicable EEA Member Country, which write-down and conversion powers are described in the EU Bail-In Legislation Schedule, and (b) with respect to the United Kingdom, any powers of the applicable Resolution Authority under the Bail-In Legislation to cancel, reduce, modify or change the form of a liability of any UK Financial Institution or any contract or instrument under which that liability arises, to convert all or part of that liability into shares, securities or obligations of that person or any other person, to provide that any such contract or instrument is to have effect as if a right had been exercised under it or to suspend any obligation in respect of that liability or any of the powers under that Bail-In Legislation that are related to or ancillary to any of those powers. 1.2 Other Definitional and Interpretive Provisions. (a) Unless otherwise specified therein, all terms defined in this Agreement shall have the defined meanings when used in the other Loan Documents or any certificate or other document made or delivered pursuant hereto or thereto. (b) As used herein and in the other Loan Documents, and in any certificate or other document made or delivered pursuant hereto or thereto, (i) accounting terms relating to any Group Member not defined in Section 1.1 and accounting terms partly defined in Section 1.1, to the extent not defined, shall have the respective meanings given to them under GAAP, (ii) the words “include,”

ny-2616960 44 “includes” and “including” shall be deemed to be followed by the phrase “without limitation,” (iii) the word “incur” shall be construed to mean incur, create, issue, assume, become liable in respect of or suffer to exist (and the words “incurred” and “incurrence” shall have correlative meanings), (iv) the words “asset” and “property” shall be construed to have the same meaning and effect and to refer to any and all tangible and intangible assets and properties, including cash, Capital Stock, securities, revenues, accounts, leasehold interests and contract rights, (v) references to a given time of day shall, unless otherwise specified, be deemed to refer to Pacific time, and (vi) references to agreements (including this Agreement) or other Contractual Obligations shall, unless otherwise specified, be deemed to refer to such agreements or Contractual Obligations as amended, supplemented, restated, amended and restated or otherwise modified from time to time. (c) The words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision of this Agreement, unless otherwise specified. The word “will” shall be construed to have the same meaning and effect as the word “shall.” Unless the context requires otherwise, (i) any reference herein to any Person shall be construed to include such Person’s successors and assigns, (ii) unless otherwise specified, all references herein to Articles, Sections, Exhibits and Schedules shall be construed to refer to Articles and Sections of, and Exhibits and Schedules to, this Agreement, and (iii) any reference to any law or regulation herein shall, unless otherwise specified, refer to such law or regulation as amended, modified or supplemented from time to time. (d) The meanings given to terms defined herein shall be equally applicable to both the singular and plural forms of such terms. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine and neuter forms. (e) Any reference in any Loan Document to a merger, transfer, consolidation, amalgamation, consolidation, assignment, sale, disposition or transfer, or similar term, shall be deemed to apply to a Division of or by a limited liability company, or an allocation of assets to a series of a limited liability company (or the unwinding of such a Division or allocation), as if it were a merger, transfer, consolidation, amalgamation, consolidation, assignment, sale or transfer, or similar term, as applicable, to, of or with a separate Person. Any Division of a limited liability company shall constitute a separate Person under the Loan Documents (and each Division of any limited liability company that is a Subsidiary, joint venture or any other like term shall also constitute such a Person or entity) on the first date of its existence. In connection with any Division, if any asset, right, obligation or liability of any Person becomes the asset, right, obligation or liability of a different Person, then such asset shall be deemed to have been transferred from the original Person to the subsequent Person. (f) In the event that any Indebtedness, Lien, Restricted Payment, Investment or payment with respect to Subordinated Indebtedness meets the criteria of more than one of the categories described in Sections 7.2, 7.3, 7.6, 7.7 or 7.18, respectively, the Administrative Borrower, in its sole discretion, may elect to classify or reclassify such Indebtedness, Lien, Restricted Payment, Investment or payment with respect to Subordinated Indebtedness, as the case may be (or any portion thereof), and will only be required to include the amount and type of such Indebtedness, Lien, Restricted Payment, Investment or payment with respect to Subordinated Indebtedness, as the case may be, being so reclassified in the permitted category of Indebtedness, Lien, Restricted Payment, Investment or payment with respect to Subordinated Indebtedness, as the case may be, to which such Indebtedness, Lien, Restricted Payment, Investment or payment with respect to Subordinated Indebtedness is being reclassified. 1.3 Rounding. Any financial ratios required to be maintained by the Borrower pursuant to this Agreement shall be calculated by dividing the appropriate component by the other component, ny-2616960 45 carrying the result to one place more than the number of places by which such ratio is expressed herein and rounding the result up or down to the nearest number (with a rounding-up if there is no nearest number). 1.4 Rates. The Administrative Agent does not warrant or accept responsibility for, and shall not have any liability with respect to, (a) the continuation of, administration of, submission of, calculation of or any other matter related to ABR, Term SOFR Reference Rate, Adjusted Term SOFR, Term SOFR, or any component definition thereof or rates referred to in the definition thereof, or any alternative, successor or replacement rate thereto (including any Benchmark Replacement), including whether the composition or characteristics of any such alternative, successor or replacement rate (including any Benchmark Replacement) will be similar to, or produce the same value or economic equivalence of, or have the same volume or liquidity as, ABR, Term SOFR Reference Rate, Adjusted Term SOFR, Term SOFR or any other Benchmark prior to its discontinuance or unavailability, or (b) the effect, implementation or composition of any Conforming Changes. The Administrative Agent and its affiliates or other related entities may engage in transactions that affect the calculation of ABR, Term SOFR Reference Rate, Adjusted Term SOFR, Term SOFR, any alternative, successor or replacement rate (including any Benchmark Replacement) or any relevant adjustments thereto, in each case, in a manner adverse to the Borrower. The Administrative Agent may select information sources or services in its reasonable discretion to ascertain ABR, Term SOFR Reference Rate, Adjusted Term SOFR, Term SOFR or any other Benchmark, in each case, pursuant to the terms of this Agreement, and shall have no liability to the Borrower, any Lender or any other Person for damages of any kind, including direct or indirect, special, punitive, incidental or consequential damages, costs, losses or expenses (whether in tort, contract or otherwise and whether at law or in equity), for any error or calculation of any such rate (or component thereof) provided by any such information source or service. 1.5 Exchange Rates. (a) The Administrative Agent shall determine the Spot Rates as of each Revaluation Date to be used for calculating Dollar Equivalent amounts of Letters of Credit denominated in Foreign Currencies and shall notify the Administrative Borrower and Issuing Lender thereof. Such Spot Rates shall become effective as of such Revaluation Date and shall be the Spot Rates employed in converting any amounts between the applicable currencies until the next Revaluation Date to occur. Except for purposes of financial statements delivered by Loan Parties hereunder or calculating financial covenants hereunder or except as otherwise provided herein, the applicable amount of any currency (other than Dollars) for purposes of the Loan Documents shall be such Dollar Equivalent amount as so determined by the Administrative Agent. (b) Wherever in this Agreement the issuance, amendment or extension of a Letter of Credit, an amount, such as a required minimum or multiple amount, is expressed in Dollars, but such Letter of Credit is denominated in a Foreign Currency, such amount shall be the relevant Dollar Equivalent of such Dollar amount (rounded to the nearest unit of such Foreign Currency with 0.5 of a unit being rounded upward), as determined by the Administrative Agent. SECTION 2 AMOUNT AND TERMS OF COMMITMENTS 2.1 Revolving Commitments. Subject to the terms and conditions hereof, each Revolving Lender severally agrees to make revolving credit loans (each, a “Revolving Loan” and, collectively, the “Revolving Loans”) to the Borrower from time to time during the Revolving Commitment Period in an aggregate principal amount at any one time outstanding which, when added to the aggregate outstanding amount of the Swingline Loans, the aggregate undrawn Dollar Equivalent amount of all outstanding ny-2616960 46 Letters of Credit, and the aggregate Dollar Equivalent amount of all L/C Disbursements that have not yet been reimbursed or converted into Revolving Loans or Swingline Loans, incurred on behalf of the Borrower and owing to such Lender, does not exceed the amount of such Lender’s Revolving Commitment. In addition, such aggregate obligations shall not at any time exceed the Total Revolving Commitments in effect at such time. During the Revolving Commitment Period the Borrower may use the Revolving Commitments by borrowing, prepaying the Revolving Loans in whole or in part, and reborrowing, all in accordance with the terms and conditions hereof. The Revolving Loans may from time to time be SOFR Loans or ABR Loans, as determined by the Borrower and notified to the Administrative Agent in accordance with Sections 2.2 and 2.8. Borrowings of more than one Type may be outstanding at the same time; provided that, there shall not be more than a total of seven (7) SOFR Borrowings outstanding at any time. Each Lender at its option may make any Loan by causing any domestic or foreign branch or Affiliate of such Lender to make such Loan; provided that any exercise of such option shall not affect the obligation of the Borrower to repay such Loan in accordance with the terms of this Agreement (b) The Borrower shall repay all outstanding Revolving Loans (including all Overadvances) on the Revolving Termination Date. 2.2 Procedure for Revolving Loan Borrowing. The Borrower may borrow under the Revolving Commitments during the Revolving Commitment Period on any Business Day; provided that the Borrower shall give the Administrative Agent an irrevocable Notice of Borrowing (which must be received by the Administrative Agent prior to 10:00 A.M. (a) three U.S. Government Securities Business Days prior to the requested Borrowing Date, in the case of SOFR Loans, or (b) two (2) Business Days prior to the requested Borrowing Date, in the case of ABR Loans) (provided that any such Notice of Borrowing of ABR Loans under the Revolving Facility to finance payments under Section 3.5(a) may be given not later than 10:00 A.M. on the date of the proposed borrowing), in each such case specifying (i) the amount and Type of Revolving Loans to be borrowed, (ii) the requested Borrowing Date, (iii) the respective amounts of each such Type of Loan, (iv) in the case of SOFR Loans, the respective lengths of the initial Interest Period therefor, and (v) instructions for remittance of the proceeds of the applicable Loans to be borrowed. If no Interest Period is specified in the Notice of Borrowing requesting a SOFR Loan, the Borrower shall be deemed to have selected an Interest Period of one (1) month’s duration. Each borrowing under the Revolving Commitments shall be in an amount equal to in the case of ABR Loans or SOFR Loans, $1,000,000 or a whole multiple of $100,000 in excess thereof (or, if the then Available Revolving Commitment is less than $1,000,000, such lesser amount); provided that the Swingline Lender may request, on behalf of the Borrower, borrowings under the Revolving Commitments that are ABR Loans in other amounts pursuant to Section 2.4. Upon receipt of any such Notice of Borrowing from the Borrower, the Administrative Agent shall promptly notify each Revolving Lender thereof. Each Revolving Lender will make the amount of its pro rata share of each such borrowing available to the Administrative Agent for the account of the Borrower at the Revolving Loan Funding Office prior to 10:00 A.M. on the Borrowing Date requested by the Borrower in funds immediately available to the Administrative Agent. Such borrowing will then be made available to the Borrower by the Administrative Agent crediting such account as is designated in writing to the Administrative Agent by the Borrower with the aggregate of the amounts made available to the Administrative Agent by the Revolving Lenders and in like funds as received by the Administrative Agent. No Revolving Loan will be made on the Closing Date. 2.3 Swingline Commitment. Subject to the terms and conditions hereof, the Swingline Lender agrees to make available a portion of the credit accommodations otherwise available to the Borrower under the Revolving Commitments from time to time during the Revolving Commitment Period by making swing line loans (each a “Swingline Loan” and, collectively, the “Swingline Loans”) to the Borrower; provided that (a) the aggregate principal amount of Swingline Loans outstanding at any ny-2616960 47 time shall not exceed the Swingline Commitment then in effect, (b) the Borrower shall not request, and the Swingline Lender shall not make, any Swingline Loan if, after giving effect to the making of such Swingline Loan, the aggregate amount of the Available Revolving Commitments would be less than zero, and (c) the Borrower shall not use the proceeds of any Swingline Loan to refinance any then outstanding Swingline Loan. During the Revolving Commitment Period, the Borrower may use the Swingline Commitment by borrowing, repaying and reborrowing, all in accordance with the terms and conditions hereof. Swingline Loans shall be ABR Loans only. The Borrower shall repay to the Swingline Lender the then unpaid principal amount of each Swingline Loan on the Revolving Termination Date. The Swingline Lender shall not make a Swingline Loan during the period commencing at the time it has received notice (by telephone or in writing) from the Administrative Agent at the request of any Lender, acting in good faith, that one or more of the applicable conditions specified in Section 5.2 (other than Section 5.2(d)) is not then satisfied and has had a reasonable opportunity to react to such notice and ending when such conditions are satisfied or duly waived. 2.4 Procedure for Swingline Borrowing; Refunding of Swingline Loans. (a) Whenever the Borrower desires that the Swingline Lender make Swingline Loans the Borrower shall give the Swingline Lender irrevocable telephonic notice (which telephonic notice must be received by the Swingline Lender not later than 10:00 A.M. Pacific time on the proposed Borrowing Date) confirmed promptly in writing by a Notice of Borrowing, specifying (i) the amount to be borrowed, (ii) the requested Borrowing Date (which shall be a Business Day during the Revolving Commitment Period), and (iii) instructions for the remittance of the proceeds of such Loan. Each borrowing under the Swingline Commitment shall be in an amount equal to $500,000 or a whole multiple of $100,000 in excess thereof. Promptly thereafter, on the Borrowing Date specified in a notice in respect of Swingline Loans, the Swingline Lender shall make available to the Borrower an amount in immediately available funds equal to the amount of the Swingline Loan to be made by depositing such amount in the account designated in writing to the Administrative Agent by the Borrower. Unless a Swingline Loan is sooner refinanced by the advance of a Revolving Loan pursuant to Section 2.4(b), such Swingline Loan shall be repaid by the Borrower no later than five (5) Business Days after the advance of such Swingline Loan. (b) The Swingline Lender, at any time and from time to time in its sole and absolute discretion may, on behalf of the Borrower (which hereby irrevocably directs the Swingline Lender to act on its behalf), on one (1) Business Day’s telephonic notice given by the Swingline Lender no later than 10:00 A.M. and promptly confirmed in writing, request each Revolving Lender to make, and each Revolving Lender hereby agrees to make, a Revolving Loan, in an amount equal to such Revolving Lender’s Revolving Percentage of the aggregate amount of such Swingline Loan (each a “Refunded Swingline Loan”) outstanding on the date of such notice, to repay the Swingline Lender. Each Revolving Lender shall make the amount of such Revolving Loan available to the Administrative Agent at the Revolving Loan Funding Office in immediately available funds, not later than 10:00 A.M. one (1) Business Day after the date of such notice. The proceeds of such Revolving Loan shall immediately be made available by the Administrative Agent to the Swingline Lender for application by the Swingline Lender to the repayment of the Refunded Swingline Loan. The Borrower irrevocably authorizes the Swingline Lender to charge the Borrower’s accounts with the Administrative Agent (up to the amount available in each such account) immediately to pay the amount of any Refunded Swingline Loan to the extent amounts received from the Revolving Lenders are not sufficient to repay in full such Refunded Swingline Loan. (c) If prior to the time that the Borrower has repaid the Swingline Loans pursuant to Section 2.4(a) or a Revolving Loan has been made pursuant to Section 2.4(b), one of the events described in Section 8.1(f) shall have occurred or if for any other reason, as determined by the Swingline Lender in ny-2616960 48 its sole discretion, Revolving Loans may not be made as contemplated by Section 2.4(b), each Revolving Lender shall, on the date such Revolving Loan was to have been made pursuant to the notice referred to in Section 2.4(b) or on the date requested by the Swingline Lender (with at least one (1) Business Days’ notice to the Revolving Lenders), purchase for cash an undivided participating interest in the then outstanding Swingline Loans by paying to the Swingline Lender an amount (the “Swingline Participation Amount”) equal to (i) such Revolving Lender’s Revolving Percentage times (ii) the sum of the aggregate principal amount of the outstanding Swingline Loans that were to have been repaid with such Revolving Loans. (d) Whenever, at any time after the Swingline Lender has received from any Revolving Lender such Lender’s Swingline Participation Amount, the Swingline Lender receives any payment on account of the Swingline Loans, the Swingline Lender will distribute to such Lender its Swingline Participation Amount (appropriately adjusted, in the case of interest payments, to reflect the period of time during which such Lender’s participating interest was outstanding and funded and, in the case of principal and interest payments, to reflect such Lender’s pro rata portion of such payment if such payment is not sufficient to pay the principal of and interest on all Swingline Loans then due); provided that in the event that such payment received by the Swingline Lender is required to be returned, such Revolving Lender will return to the Swingline Lender any portion thereof previously distributed to it by the Swingline Lender. (e) Each Revolving Lender’s obligation to make the Loans referred to in Section 2.4(b) and to purchase participating interests pursuant to Section 2.4(c) shall be absolute and unconditional and shall not be affected by any circumstance, including (i) any setoff, counterclaim, recoupment, defense or other right that such Revolving Lender or the Borrower may have against the Swingline Lender, the Borrower or any other Person for any reason whatsoever, (ii) the occurrence of a Default or an Event of Default or the failure to satisfy any of the other conditions specified in Section 5, (iii) any adverse change in the condition (financial or otherwise) of the Borrower, (iv) any breach of this Agreement or any other Loan Document by the Borrower, any other Loan Party or any other Revolving Lender, or (v) any other circumstance, happening or event whatsoever, whether or not similar to any of the foregoing. (f) The Swingline Lender may resign at any time by giving thirty (30) days’ prior notice to the Administrative Agent, the Lenders and the Administrative Borrower. Following such notice of resignation from the Swingline Lender, the Swingline Lender may be replaced at any time by written agreement among the Borrower, the Administrative Agent, the Required Lenders and the successor Swingline Lender. After the resignation or replacement of the Swingline Lender hereunder, the retiring Swingline Lender shall remain a party hereto and shall continue to have all the rights and obligations of the Swingline Lender under this Agreement and the other Loan Documents with respect to Swingline Loans made by it prior to such resignation or replacement, but shall not be required or permitted to make any additional Swingline Loans. 2.5 Overadvances. If at any time or for any reason the aggregate amount of the Total Revolving Extensions of Credit exceeds the amount of the Total Revolving Commitments then in effect (any such excess, an “Overadvance”), the Borrower shall, if the amount of such Overadvance is (a) equal or greater than $500,000, promptly (and in any event not after the next Business Day) pay the full amount of such Overadvance to the Administrative Agent, without notice or demand, or (b) less than $500,000, within one (1) Business Day after the receipt of a request by the Administrative Agent therefor, pay the full amount of such Overadvance to the Administrative Agent, in each case, for application against the Revolving Extensions of Credit in accordance with the terms hereof. Any prepayment of any Revolving ny-2616960 49 Loan that is a SOFR Loan hereunder shall be subject to Borrower’s obligation to pay any amounts owing pursuant to Section 2.16. 2.6 Fees. (a) Fee Letter. The Borrower agrees to pay to the Administrative Agent the fees in the amounts and on the dates as set forth in the Fee LetterLetters and to perform any other obligations contained therein. (b) Commitment Fee. As additional compensation for the Revolving Commitments, the Borrower shall pay to the Administrative Agent for the account of the Lenders, in arrears, on the first day of each calendar quarter of the Borrower following the Closing Date and prior to the Revolving Termination Date and on the Revolving Termination Date, a fee for the Borrower’s non-use of available funds in an amount equal to the Commitment Fee Rate per annum multiplied by the difference between (x) the Total Revolving Commitments (as it may be reduced or increased from time to time) and (y) the sum of (A) the average for the period of the daily closing balance of the Revolving Loans outstanding but excluding the aggregate principal amount of Swingline Loans which shall be deemed to be zero for purposes hereof, (B) the aggregate undrawn amount of all Letters of Credit outstanding at such time and (C) the aggregate amount of all L/C Disbursements that have not yet been reimbursed or converted into Revolving Loans at such time. (c) Fees Nonrefundable. All fees payable under this Section 2.6 shall be fully earned on the date paid and nonrefundable. 2.7 Termination or Reduction of Revolving Commitments. The Borrower shall have the right, without penalty or premium, upon not less than three (3) Business Days’ notice to the Administrative Agent, to terminate the Revolving Commitments or, from time to time, to reduce the amount of the Revolving Commitments; provided that no such termination or reduction of the Revolving Commitments shall be permitted if, after giving effect thereto and to any prepayments of the Revolving Loans and Swingline Loans made on the effective date thereof (which prepayments may be made without penalty or premium other than any amounts owing (if any) pursuant to Section 2.16), the Total Revolving Extensions of Credit then outstanding would exceed the Total Revolving Commitments then in effect; provided that if such notice indicates that such termination or reduction is conditioned on the occurrence of a transaction it may be revoked if such transaction is not consummated. Any such reduction shall be in an amount equal to $1,000,000, or a whole multiple of $500,000 in excess thereof (or, if the then Total Revolving Commitments are less than $1,000,000, or such excess is a lesser multiple, such lesser amount), and shall reduce permanently the Revolving Commitments then in effect; provided further, if in connection with any such reduction or termination of the Revolving Commitments a SOFR Loan is prepaid on any day other than the last day of the Interest Period applicable thereto, the Borrower shall also pay any amounts owing (if any) pursuant to Section 2.16. The Borrower shall have the right, without penalty or premium, upon not less than three (3) U.S. Government Securities Business Days’ notice to the Administrative Agent, to terminate the L/C Commitments or, from time to time, to reduce the amount of the L/C Commitments; provided that no such termination or reduction of L/C Commitments shall be permitted if, after giving effect thereto, the Total L/C Commitments shall be reduced to an amount that would result in the aggregate L/C Exposure exceeding the Total L/C Commitments (as so reduced). Any such reduction shall be in an amount equal to $1,000,000, or a whole multiple of $500,000 in excess thereof (or, if the then Total L/C Commitments are less than $1,000,000, or such excess is a lesser multiple, such lesser amount), and shall reduce permanently the L/C Commitments then in effect. The Borrower shall have the right, without penalty or premium other than any amounts owing (if any) pursuant to Section 2.16, at any time and from time to ny-2616960 50 time to prepay any Loan in whole or in part, upon not less than three (3) U.S. Government Securities Business Days’ notice to the Administrative Agent; provided that if such notice indicates that such prepayment is conditioned on the occurrence of a transaction it may be revoked if such transaction is not consummated. Upon receipt of any such notice, the Administrative Agent shall promptly notify each relevant Lender thereof. 2.8 Conversion and Continuation Options. (a) The Borrower may elect from time to time to convert SOFR Loans to ABR Loans by giving the Administrative Agent prior irrevocable notice in a Notice of Conversion/Continuation of such election no later than 10:00 A.M. three (3) Business Days prior to the proposed conversion date; provided that any such conversion of SOFR Loans may only be made on the last day of an Interest Period with respect thereto. The Borrower may elect from time to time to convert ABR Loans to SOFR Loans by giving the Administrative Agent prior irrevocable notice in a Notice of Conversion/Continuation of such election no later than 10:00 A.M. three (3) U.S. Government Securities Business Days prior to the proposed conversion date (which notice shall specify the length of the initial Interest Period therefor); provided that no ABR Loan may be converted into a SOFR Loan when any Event of Default has occurred and is continuing. Upon receipt of any such notice, the Administrative Agent shall promptly notify each relevant Lender thereof. If no Interest Period is specified with respect to any SOFR Loan in a Notice of Conversion/Continuation delivered by the Borrower to the Administrative Agent, the Borrower shall be deemed to have selected an Interest Period of one (1) month’s duration. (b) The Borrower may elect from time to time to continue any SOFR Loan by giving the Administrative Agent prior notice of such election in a Notice of Conversion/Continuation, in accordance with the applicable provisions of the term “Interest Period” set forth in Section 1.1, of the length of the next Interest Period to be applicable to such SOFR Loan; provided that no SOFR Loan may be continued as such when any Event of Default has occurred and is continuing; provided further that (x) if the Borrower shall fail to give any required notice as described above in this paragraph, upon the expiration of the then current Interest Period, such SOFR Loans shall be automatically continued as SOFR Loans bearing interest at a rate based upon Adjusted Term SOFR and with an Interest Period of the same length as then expiring Interest Period or (y) if such continuation is not permitted pursuant to the preceding proviso, such SOFR Loans shall be automatically converted to ABR Loans on the last day of such then expiring Interest Period. Upon receipt of any such notice the Administrative Agent shall promptly notify each relevant Lender thereof. (c) After the occurrence and during the continuance of an Event of Default, (i) the Borrower may not elect to have a Loan be made or continued as, or converted to, a SOFR Loan after the expiration of any Interest Period then in effect for such Loan and (ii), any Notice of Conversion/Continuation given by the Borrower with respect to a requested conversion/continuation that has not yet occurred shall, at the Administrative Agent’s option, be deemed to be rescinded by the Borrower and be deemed a request to convert or continue Loans referred to therein as ABR Loans. 2.9 Limitations on SOFR Tranches. Notwithstanding anything to the contrary in this Agreement, all borrowings, conversions and continuations of SOFR Loans and all selections of Interest Periods shall be in such amounts and be made pursuant to such elections so that, (a) after giving effect thereto, the aggregate principal amount of the SOFR Loans comprising each SOFR Tranche shall be equal to $1,000,000 or a whole multiple of $100,000 in excess thereof, and (b) no more than seven (7) SOFR Tranches shall be outstanding at any one time.

ny-2616960 51 2.10 Interest Rates and Payment Dates. (a) Subject to Section 2.10(c), Each SOFR Loan shall bear interest at a rate per annum equal to Adjusted Term SOFR for the Interest Period therefor plus the Applicable Margin. (b) Subject to Section 2.10(c), Each ABR Loan (including any Swingline Loan) shall bear interest at a rate per annum equal to the ABR plus the Applicable Margin. (c) During the continuance of an Event of Default, at the request of the Required Lenders, all outstanding Obligations shall bear interest at a rate per annum equal to the rate that would otherwise be applicable thereto pursuant to the foregoing provisions of this Section plus 2.00% and all Letters of Credit Fees shall accrue at a rate per annum equal to the rate that would otherwise be applicable thereto plus 2.00% (collectively, the “Default Rate”); provided that the Default Rate shall apply to all outstanding Loans and Letter of Credit Fees automatically and without any Required Lender consent therefor upon the occurrence and during the continuance of any Event of Default arising under a Specified Event of Default. (d) Interest shall be payable in arrears on each Interest Payment Date; provided that (x) interest accruing pursuant to Section 2.10(c) shall be payable from time to time on demand and (y) in the event of any conversion of any SOFR Loan prior to the end of the Interest Period therefor, accrued interest on such SOFR Loan and any amounts owing pursuant to Section 2.16 shall be payable on the effective date of such conversion. 2.11 Computation of Interest and Fees; Conforming Changes. (a) Interest and fees payable pursuant hereto shall be calculated on the basis of a 360-day year for the actual days elapsed, except that, with respect to ABR Loans the rate of interest on which is calculated on the basis of the Prime Rate, the interest thereon shall be calculated on the basis of a 365- (or 366-, as the case may be) day year for the actual days elapsed. All interest hereunder on any Loan shall be computed on a daily basis based upon the outstanding principal amount of such Loan as of the applicable date of determination. Any change in the interest rate on a Loan resulting from a change in the ABR shall become effective as of the opening of business on the day on which such change becomes effective. The Administrative Agent shall as soon as practicable notify the Administrative Borrower and the relevant Lenders of the effective date and the amount of each such change in interest rate. (b) Each determination of an interest rate by the Administrative Agent pursuant to any provision of this Agreement shall be conclusive and binding on the Borrower and the Lenders in the absence of manifest error. The Administrative Agent shall, at the request of the Administrative Borrower, deliver to the Administrative Borrower a statement showing the quotations used by the Administrative Agent in determining any interest rate pursuant to Section 2.11(a). (c) In connection with the use or administration of any Benchmark, the Administrative Agent shall have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Conforming Changes shall become effective without any further action or consent of any other party to this Agreement or any other Loan Document. The Administrative Agent will promptly notify the Administrative Borrower and the Lenders of the effectiveness of any Conforming Changes in connection with the use or administration of such Benchmark.

ny-2616960 52 2.12 Inability to Determine Interest Rate. (a) Inability to Determine Interest Rate. Subject to Section 2.12(b), if, as of any date: (i) the Administrative Agent determines (which determination shall be conclusive and binding absent manifest error) that “Adjusted Term SOFR” cannot be determined pursuant to the definition thereof, or (ii) the Required Lenders determine that for any reason, in connection with any request for a SOFR Loan or a conversion thereto or a continuation thereof that “Adjusted Term SOFR” for any requested Interest Period with respect to a proposed SOFR Loan does not adequately and fairly reflect the cost to such Lenders of making and maintaining such Loan, and the Required Lenders have provided notice of such determination to the Administrative Agent, the Administrative Agent will promptly so notify the Administrative Borrower and each Lender. Upon notice thereof by the Administrative Agent to the Administrative Borrower, any obligation of the Lenders to make and any right of the Borrower to continue SOFR Loans or to convert ABR Loans to SOFR Loans shall be suspended (to the extent of the affected SOFR Loans or, in the case of a Term SOFR Borrowing, the affected Interest Periods) until the Administrative Agent (with respect to clause (ii), at the instruction of the Required Lenders) revokes such notice. Upon receipt of such notice, (i) the Borrower may revoke any pending request for a borrowing of, conversion to or continuation of SOFR Loans (to the extent of the affected SOFR Loans or, in the case of a Term SOFR Borrowing, the affected Interest Periods) or, failing that, the Borrower will be deemed to have converted any such request into a request for a Borrowing of or conversion to ABR Loans in the amount specified therein and (ii) any outstanding affected SOFR Loans will be deemed to have been converted into ABR Loans immediately or, in the case of a Term SOFR Borrowing, at the end of the applicable Interest Period. Upon any such conversion, the Borrower shall also pay accrued interest on the amount so converted, together with any additional amounts required pursuant to Section 2.16. (b) Benchmark Replacement Setting. (i) Benchmark Replacement. Notwithstanding anything to the contrary herein or in any other Loan Document, if a Benchmark Transition Event and its related Benchmark Replacement Date have occurred prior any setting of the then-current Benchmark, then (x) if a Benchmark Replacement is determined in accordance with clause (a) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of such Benchmark setting and subsequent Benchmark settings without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document and (y) if a Benchmark Replacement is determined in accordance with clause (b) of the definition of “Benchmark Replacement” for such Benchmark Replacement Date, such Benchmark Replacement will replace such Benchmark for all purposes hereunder and under any Loan Document in respect of any Benchmark setting at or after 5:00 P.M. (New York City time) on the fifth (5th) Business Day after the date notice of such Benchmark Replacement is provided to the affected Lenders without any amendment to, or further action or consent of any other party to, this Agreement or any other Loan Document so long as the Administrative Agent has not received, by such time, written notice of objection to such Benchmark Replacement from Lenders comprising the Required Lenders. If the Benchmark Replacement is Daily Simple SOFR, all interest payments will be payable on a monthly basis.

ny-2616960 53 (ii) Benchmark Replacement Conforming Changes. In connection with the use, administration, adoption or implementation of a Benchmark Replacement, the Administrative Agent will have the right to make Conforming Changes from time to time and, notwithstanding anything to the contrary herein or in any other Loan Document, any amendments implementing such Conforming Changes will become effective without any further action or consent of any other party to this Agreement or any other Loan Document other than written notice thereof to the Administrative Borrower pursuant to clause (iii) below. (iii) Notices; Standards for Decisions and Determinations. The Administrative Agent will promptly notify the Administrative Borrower and the Lenders of (i) the implementation of any Benchmark Replacement and (ii) the effectiveness of any Conforming Changes in connection with the use, administration, adoption or implementation of a Benchmark Replacement. The Administrative Agent will notify the Administrative Borrower of (x) the removal or reinstatement of any tenor of a Benchmark pursuant to Section 2.12(b)(iv) and (y) the commencement of any Benchmark Unavailability Period. Any determination, decision or election that may be made by the Administrative Agent or, if applicable, any Lender (or group of Lenders) pursuant to this Section 2.12(b), including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party to this Agreement or any other Loan Document, except, in each case, as expressly required pursuant to this Section 2.12(b). (iv) Unavailability of Tenor of Benchmark. Notwithstanding anything to the contrary herein or in any other Loan Document, at any time (including in connection with the implementation of a Benchmark Replacement), (i) if the then-current Benchmark is a term rate (including Term SOFR Reference Rate) and either (A) any tenor for such Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Administrative Agent in its reasonable discretion or (B) the regulatory supervisor for the administrator of such Benchmark has provided a public statement or publication of information announcing that any tenor for such Benchmark is not or will not be representative , then the Administrative Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for any Benchmark settings at or after such time to remove such unavailable or non-representative tenor and (ii) if a tenor that was removed pursuant to clause (i) above either (A) is subsequently displayed on a screen or information service for a Benchmark (including a Benchmark Replacement therefor) or (B) is not, or is no longer, subject to an announcement that it is not or will not be representative for a Benchmark (including a Benchmark Replacement), then the Administrative Agent may modify the definition of “Interest Period” (or any similar or analogous definition) for all Benchmark settings at or after such time to reinstate such previously removed tenor. (v) Benchmark Unavailability Period. Upon the Administrative Borrower’s receipt of notice of the commencement of a Benchmark Unavailability Period, the Borrower may revoke any pending request for a SOFR Borrowing of, conversion to or continuation of SOFR Loans to be made, converted or continued during any Benchmark Unavailability Period and, failing that, (i) the Borrower will be deemed to have converted any such request into a request for a Borrowing of or conversion to ABR Loans and (ii) any outstanding affected SOFR Loans will be deemed to have been converted into ABR Loans at the end of the applicable Interest Period. 2.13 Pro Rata Treatment and Payments. (a) Each borrowing by the Borrower from the Lenders hereunder, each payment by the Borrower on account of any commitment fee and any reduction of the Commitments shall be made ny-2616960 54 pro rata according to the respective L/C Percentages or Revolving Percentages, as the case may be, of the relevant Lenders. (b) Each payment (including each prepayment) by the Borrower on account of principal of and interest on the Revolving Loans shall be made pro rata according to the respective outstanding principal amounts of the Revolving Loans then held by the Revolving Lenders. (c) All payments (including prepayments) to be made by the Borrower hereunder, whether on account of principal, interest, fees or otherwise, shall be made without condition or deduction for any counterclaim, defense, recoupment or setoff and shall be made prior to 10:00 A.M. on the due date thereof to the Administrative Agent, for the account of the Lenders, at the Funding Office, in Dollars (except as otherwise provided herein with respect to a Foreign Currency) and in Same Day Funds. If, for any reason, the Borrower is prohibited by any Law from making any required payment hereunder in a Foreign Currency, the Borrower shall make such payment in Dollars in the Dollar Equivalent of the Foreign Currency payment amount. The Administrative Agent shall distribute such payments to the Lenders promptly upon receipt in like funds as received. Any payment received by the Administrative Agent after 10:00 A.M. shall be deemed received on the next succeeding Business Day and any applicable interest or fee shall continue to accrue. If any payment hereunder (other than payments on the SOFR Loans) becomes due and payable on a day other than a Business Day, such payment shall be extended to the next succeeding Business Day. If any payment on a SOFR Loan becomes due and payable on a day other than a Business Day, the maturity thereof shall be extended to the next succeeding Business Day unless the result of such extension would be to extend such payment into another calendar month, in which event such payment shall be made on the immediately preceding Business Day. In the case of any extension of any payment of principal pursuant to the preceding two sentences, interest thereon shall be payable at the then applicable rate during such extension. (d) Unless the Administrative Agent shall have been notified in writing by any Lender prior to the proposed date of any borrowing that such Lender will not make the amount that would constitute its share of such borrowing available to the Administrative Agent, the Administrative Agent may assume that such Lender has made such amount available to the Administrative Agent on such date in accordance with Section 2, and the Administrative Agent may, in reliance upon such assumption, make available to the Borrower a corresponding amount. If such amount is not in fact made available to the Administrative Agent by the required time on the Borrowing Date therefor, such Lender and the Borrower severally agree to pay to the Administrative Agent forthwith, on written demand, such corresponding amount with interest thereon, for each day from and including the date on which such amount is made available to the Borrower but excluding the date of payment to the Administrative Agent, at (i) in the case of a payment to be made by such Lender, a rate equal to the greater of (A) the Federal Funds Effective Rate and (B) a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation, and (ii) in the case of a payment to be made by the Borrower, the rate per annum applicable to ABR Loans under the relevant Facility. If the Borrower and such Lender shall pay such interest to the Administrative Agent for the same or an overlapping period, the Administrative Agent shall promptly remit to the Borrower the amount of such interest paid by the Borrower for such period. If such Lender pays its share of the applicable borrowing to the Administrative Agent, then the amount so paid shall constitute such Lender’s Loan included in such borrowing. Any payment by the Borrower shall be without prejudice to any claim the Borrower may have against a Lender that shall have failed to make such payment to the Administrative Agent. (e) Unless the Administrative Agent shall have received notice from the Borrower prior to the date on which any payment is due to the Administrative Agent for the account of the Lenders or the Issuing Lender hereunder that the Borrower will not make such payment, the Administrative Agent may assume that the Borrower has made such payment on such date in accordance herewith and may, in ny-2616960 55 reliance upon such assumption, distribute to the Lenders or the Issuing Lender, as the case may be, the amount due. In such event, if the Borrower has not in fact made such payment, then each of the Lenders or the Issuing Lender, as the case may be, severally agrees to repay to the Administrative Agent forthwith on demand the amount so distributed to such Lender or Issuing Lender, with interest thereon, for each day from and including the date such amount is distributed to it to but excluding the date of payment to the Administrative Agent, at the greater of the Federal Funds Effective Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation. Nothing in this clause (e) shall be deemed to limit the rights of Administrative Agent or any Lender against any Loan Party. (f) If any Lender makes available to the Administrative Agent funds for any Loan to be made by such Lender as provided in the foregoing provisions of this Section 2, and such funds are not made available to the Borrower by the Administrative Agent because the conditions to the applicable extension of credit set forth in Section 5.1 or Section 5.2 are not satisfied or waived in accordance with the terms hereof, the Administrative Agent shall return such funds (in like funds as received from such Lender) to such Lender, without interest. (g) The obligations of the Lenders hereunder to (i) make Revolving Loans, (ii) fund its participations in L/C Disbursements in accordance with its respective L/C Percentage, (iii) fund its respective Swingline Participation Amount of any Swingline Loan, and (iv) make payments pursuant to Section 9.7, as applicable, are several and not joint. The failure of any Lender to make any such Loan or, as applicable, to fund any such participation or to make any such payment under Section 9.7 on any date required hereunder shall not relieve any other Lender of its corresponding obligation to do so on such date, and no Lender shall be responsible for the failure of any other Lender to so make its applicable Loan, to purchase its participations, as applicable, or to make its payment under Section 9.7. (h) Nothing herein shall be deemed to obligate any Lender to obtain the funds for any Loan in any particular place or manner or to constitute a representation by any Lender that it has obtained or will obtain the funds for any Loan in any particular place or manner. (i) If at any time insufficient funds are received by and available to the Administrative Agent to pay fully all amounts of principal, interest and fees then due hereunder, such funds shall be applied (i) first, toward payment of interest and fees, Overadvances then due hereunder, ratably among the parties entitled thereto in accordance with the amounts of interest and fees, Overadvances then due to such parties, and (ii) second, toward payment of principal then due hereunder, ratably among the parties entitled thereto in accordance with the amounts of principal then due to such parties. (j) If any Lender shall obtain any payment (whether voluntary, involuntary, through the exercise of any right of set-off, or otherwise) on account of the principal of or interest on any Loan made by it, its participation in the L/C Exposure or other obligations hereunder, as applicable (other than pursuant to a provision hereof providing for non-pro rata treatment), in excess of its Revolving Percentage or L/C Percentage, as applicable, of such payment on account of the Loans or participations obtained by all of the Lenders, such Lender shall (a) notify the Administrative Agent of the receipt of such payment, and (b) within five (5) Business Days of such receipt purchase (for cash at face value) from the other Revolving Lenders or L/C Lenders, as applicable (through the Administrative Agent), without recourse, such participations in the Revolving Loans made by them and/or participations in the L/C Exposure held by them, as applicable, or make such other adjustments as shall be equitable, as shall be necessary to cause such purchasing Lender to share the excess payment ratably with each of the other Lenders in accordance with their respective Revolving Percentages or L/C Percentages, as applicable; provided, however, that (i) if any such participations are purchased and all or any portion of the payment ny-2616960 56 giving rise thereto is recovered, such participations shall be rescinded and the purchase price restored to the extent of such recovery, without interest and (ii) the provisions of this clause (k) shall not be construed to apply to (x) any payment made by the Borrower pursuant to and in accordance with the express terms of this Agreement (including the application of funds arising from the existence of a Defaulting Lender) or (y) any payment obtained by a Lender as consideration for the assignment or sale of a participation in any of its Loans or participations in L/C Disbursements to any assignee or participant, other than to the Borrower or any of its Affiliates (as to which the provisions of this clause (k) shall apply). The Borrower agrees that any Lender so purchasing a participation from another Lender pursuant to this Section 2.13(j) may exercise all its rights of payment (including the right of set-off) with respect to such participation as fully as if such Lender were the direct creditor of the Borrower in the amount of such participation. No documentation other than notices and the like referred to in this Section 2.13(j) shall be required to implement the terms of this Section 2.13(j). The Administrative Agent shall keep records (which shall be conclusive and binding in the absence of manifest error) of participations purchased pursuant to this Section 2.13(j) and shall in each case notify the Revolving Lenders or the L/C Lenders, as applicable, following any such purchase. The provisions of this Section 2.13(j) shall not be construed to apply to (i) any payment made by or on behalf of the Borrower pursuant to and in accordance with the express terms of this Agreement (including the application of funds arising from the existence of a Defaulting Lender), (ii) the application of Cash Collateral provided for in Section 3.10, or (iii) any payment obtained by a Lender as consideration for the assignment of or sale of a participation in any of its Loans or sub-participations in any L/C Exposure to any assignee or participant, other than an assignment to the Borrower or any Affiliate thereof (as to which the provisions of this Section 2.13(j) shall apply). The Borrower consents on behalf of itself and each other Loan Party to the foregoing and agrees, to the extent it may effectively do so under applicable law, that any Lender acquiring a participation pursuant to the foregoing arrangements may exercise against each Loan Party rights of setoff and counterclaim with respect to such participation as fully as if such Lender were a direct creditor of each Loan Party in the amount of such participation. No amounts received by the Administrative Agent or any Lender from any Guarantor that is not a Qualified ECP Guarantor shall be applied in partial or complete satisfaction of any Excluded Swap Obligations. (k) Notwithstanding anything to the contrary in this Agreement, the Administrative Agent may, in its discretion at any time or from time to time, without the Borrower’s request and even if the conditions set forth in Section 5.2 would not be satisfied, make a Revolving Loan in an amount equal to the portion of the Obligations constituting overdue interest and fees and Swingline Loans from time to time due and payable to itself, any Revolving Lender, the Swingline Lender or the Issuing Lender, and apply the proceeds of any such Revolving Loan to those Obligations; provided that after giving effect to any such Revolving Loan, the aggregate outstanding Revolving Loans will not exceed the Total Revolving Commitments then in effect. 2.14 Illegality; Requirements of Law. (a) Illegality. If any Lender determines that any Requirement of Law (i) has made it unlawful, or that any Governmental Authority has asserted that it is unlawful, for any Lender or its applicable lending office to make, maintain or fund Loans whose interest is determined by reference to SOFR, Adjusted Term SOFR, Term SOFR or Term SOFR Reference Rate, or to determine or charge interest based upon SOFR, Adjusted Term SOFR, Term SOFR or Term SOFR Reference Rate, then, upon notice thereof by such Lender to the Administrative Borrower (through the Administrative Agent) or (ii) in any applicable jurisdiction, it becomes unlawful for a Revolving Lender to perform any of its obligations as contemplated by this Agreement (other than as set forth in clause (a)(i) abvoveabove) or to fund, issue or maintain its participation in any Revolving Loan or it becomes unlawful for any Affiliate of a Revolving Lender for that Revolving Lender to do so (an “Illegality Notice”), any obligation of the Lenders to make, and the right of the Borrower to continue SOFR Loans or to convert ABR Loans to ny-2616960 57 SOFR Loans, shall be suspended until each affected Lender notifies the Administrative Agent and the Administrative Borrower that the circumstances giving rise to such determination no longer exist or solely with respect to an Illegality Notice delivered with respect to clause (a)(ii) above, each Available Revolving Commitment of such Revolving Lender will be immediately cancelled. Upon receipt of an Illegality Notice (1) with respect to clause (a)(i) above, the Borrower shall, if necessary to avoid such illegality, upon written demand from any Lender (with a copy to the Administrative Agent), prepay or, if applicable, convert all SOFR Loans to ABR Loans, on the last day of the Interest Period therefor, if all affected Lenders may lawfully continue to maintain such SOFR Loans to such day, or immediately, if any Lender may not lawfully continue to maintain such SOFR Loans to such day, in each case, until the Administrative Agent is advised in writing by each affected Lender that it is no longer illegal for such Lender to determine or charge interest rates based upon, Adjusted Term SOFR, Term SOFR or Term SOFR Reference Rate and (2) with respect to clause (a)(ii) above, to the extent that the Lender's participation has not been transferred pursuant to Section 2.18, the Borrower shall repay that Revolving Lender's participation in the Revolving Loans made to the Borrower, together with any amounts otherwise payable pursuant to Section 2.16, on the last day of the Interest Period for each Revolving Loan occurring after the Administrative Agent has notified the Administrative Borrower or, if earlier, the date specified by the Revolving Lender in the Illegality Notice delivered to the Administrative Agent (being no earlier than the last day of any applicable grace period permitted by law) and that Revolving Lender's corresponding Revolving Commitment(s) shall be immediately cancelled in the amount of the participations repaid). Upon any such prepayment or conversion, the Borrower shall also pay accrued interest on the amount so prepaid or converted, together with any additional amounts required to be paid with respect thereto pursuant to Section 2.16. (b) Requirements of Law. If the adoption of or any change in any Requirement of Law or in the administration, interpretation, implementation or application thereof by any Governmental Authority, or the making or issuance of any request, rule, guideline or directive (whether or not having the force of law) by any Governmental Authority made subsequent to the date hereof: (i) shall subject any Recipient to any Taxes (other than (A) Indemnified Taxes, (B) Taxes described in clauses (b) through (d) of the definition of Excluded Taxes, and (C) Connection Income Taxes) on its Loans, Loan principal, Letters of Credit, Commitments, or other obligations, or its deposits, reserves, other liabilities or capital attributable thereto; (ii) shall impose, modify or deem applicable any reserve (including pursuant to regulations issued from time to time by the Federal Reserve Board for determining the maximum reserve requirement (including any emergency, special, supplemental or other marginal reserve requirement) with respect to eurocurrency funding (currently referred to as “Eurocurrency liabilities” in Regulation D)), special deposit, compulsory loan, insurance charge or similar requirement against assets of, deposits with or for the account of or credit extended or participated in by, any Lender; or (iii) impose on any Lender any other condition, cost or expense (other than Taxes) affecting this Agreement or Loans made by such Lender or any Letter of Credit or participation therein; and the result of any of the foregoing shall be to increase the cost to such Lender or such other Recipient of making, converting to, continuing or maintaining Loans or of maintaining its obligation to make such Loans, or to increase the cost to such Lender or such other Recipient of issuing, maintaining or participating in Letters of Credit (or of maintaining its obligation to participate in or to issue any Letter of Credit), or to reduce the amount of any sum receivable or received by such Lender or other Recipient hereunder in respect thereof (whether of principal, interest or any other amount), then, in any such case, upon the request of such Lender or other Recipient, the Borrower will promptly pay such Lender or other ny-2616960 58 Recipient, as the case may be, any additional amount or amounts necessary to compensate such Lender or other Recipient, as the case may be, for such additional costs incurred or reduction suffered. If any Lender becomes entitled to claim any additional amounts pursuant to this paragraph, it shall promptly notify the Administrative Borrower (with a copy to the Administrative Agent) of the event by reason of which it has become so entitled. (c) If any Lender determines that any change in any Requirement of Law affecting such Lender or any lending office of such Lender or such Lender’s holding company, if any, regarding capital or liquidity requirements, has or would have the effect of reducing the rate of return on such Lender’s capital or on the capital of such Lender’s holding company, if any, as a consequence of this Agreement, the Commitments of such Lender or the Loans made by, or participations in Letters of Credit or Swingline Loans held by, such Lender, or the Letters of Credit issued by the Issuing Lender, to a level below that which such Lender or such Lender’s holding company could have achieved but for such change in such Requirement of Law (taking into consideration such Lender’s policies and the policies of such Lender’s holding company with respect to capital adequacy or liquidity), then from time to time the Borrower will pay to such Lender or the Issuing Lender, as the case may be, such additional amount or amounts as will compensate such Lender or the Issuing Lender or such Lender’s or Issuing Lender’s holding company for any such reduction suffered. (d) For purposes of this Agreement, (i) the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines, or directives thereunder or issued in connection therewith and (ii) all requests, rules, guidelines or directives promulgated by the Bank for International Settlements, the Basel Committee on Banking Supervision (or any successor or similar authority) or the United States or foreign regulatory authorities, in each case pursuant to Basel III, shall in each case (i) and (ii) be deemed to be a change in any Requirement of Law, regardless of the date enacted, adopted or issued. (e) A certificate as to any additional amounts payable pursuant to paragraphs (b), (c), or (d) of this Section submitted by any Lender to the Administrative Borrower (with a copy to the Administrative Agent) shall be conclusive in the absence of manifest error. The Borrower shall pay such Lender the amount shown as due on any such certificate within ten (10) days after receipt thereof. Failure or delay on the part of any Lender to demand compensation pursuant to this Section shall not constitute a waiver of such Lender’s right to demand such compensation. Notwithstanding anything to the contrary in this Section 2.14, the Borrower shall not be required to compensate a Lender pursuant to this Section 2.14 for any amounts incurred more than nine (9) months prior to the date that such Lender notifies the Administrative Borrower of the change in the Requirement of Law giving rise to such increased costs or reductions, and of such Lender’s intention to claim compensation therefor; provided that if the circumstances giving rise to such claim have a retroactive effect, then such nine (9) month period shall be extended to include the period of such retroactive effect. The obligations of the Borrower arising pursuant to this Section 2.14 shall survive the Discharge of Obligations and the resignation of the Administrative Agent. 2.15 Taxes. For purposes of this Section 2.15, the term “Lender” includes the Issuing Lender and the term “applicable law” includes FATCA. (a) Payments Free of Taxes. Any and all payments by or on account of any obligation of any Loan Party under any Loan Document shall be made without deduction or withholding for any Taxes, except as required by applicable law, and the Borrower shall, and shall cause each other Loan Party, to comply with the requirements set forth in this Section 2.15. If any applicable law (as ny-2616960 59 determined in the good faith discretion of an applicable Withholding Agent) requires the deduction or withholding of any Tax from any such payment by a Withholding Agent, then the applicable Withholding Agent shall be entitled to make such deduction or withholding and shall timely pay the full amount deducted or withheld to the relevant Governmental Authority in accordance with applicable law and, if such Tax is an Indemnified Tax, then the sum payable by the applicable Loan Party shall be increased as necessary so that after such deduction or withholding has been made (including such deductions and withholdings applicable to additional sums payable under this Section 2.15) the applicable Recipient receives an amount equal to the sum it would have received had no such deduction or withholding been made. (b) Payment of Other Taxes. The Borrower shall, and the Borrower shall cause each other Loan Party to, timely pay to the relevant Governmental Authority in accordance with applicable law, or at the option of the Administrative Agent timely reimburse it for the payment of, any Other Taxes applicable to such Loan Party. (c) Evidence of Payments. As soon as practicable after any payment of Taxes by any Loan Party to a Governmental Authority pursuant to this Section 2.15, the Borrower shall, or shall cause such other Loan Party to, deliver to the Administrative Agent the original or a certified copy of a receipt issued by such Governmental Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Administrative Agent. (d) Indemnification by Loan Parties. The Borrower shall, and shall cause each other Loan Party to, jointly and severally indemnify each Recipient, within ten (10) days after written demand therefor, for the full amount of any Indemnified Taxes (including Indemnified Taxes imposed or asserted on or attributable to amounts payable under this Section 2.15) payable or paid by such Recipient or required to be withheld or deducted from a payment to such Recipient and any reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate setting forth in reasonable detail the amount and calculation of such payment or liability delivered to the Administrative Borrower by a Lender (with a copy to the Administrative Agent), or by the Administrative Agent on its own behalf or on behalf of a Lender, shall be conclusive absent manifest error. (e) Indemnification by Lenders. Each Lender shall severally indemnify the Administrative Agent, within ten (10) days after demand therefor, for (i) any Indemnified Taxes attributable to such Lender (but only to the extent that any Loan Party has not already indemnified the Administrative Agent for such Indemnified Taxes and without limiting the obligation of the Loan Parties to do so), (ii) any Taxes attributable to such Lender’s failure to comply with the provisions of Section 10.6 relating to the maintenance of a Participant Register and (iii) any Excluded Taxes attributable to such Lender, in each case, that are payable or paid by the Administrative Agent in connection with any Loan Document, and any reasonable expenses arising therefrom or with respect thereto, whether or not such Taxes were correctly or legally imposed or asserted by the relevant Governmental Authority. A certificate as to the amount of such payment or liability delivered to any Lender by the Administrative Agent shall be conclusive absent manifest error. Each Lender hereby authorizes the Administrative Agent to set off and apply any and all amounts at any time owing to such Lender under any Loan Document or otherwise payable by the Administrative Agent to the Lender from any other source against any amount due to the Administrative Agent under this Section 2.15(e). (f) Status of Lenders. (i) Any Lender that is entitled to an exemption from or reduction of withholding Tax with respect to payments made under any Loan Document shall deliver to the ny-2616960 60 Administrative Borrower and the Administrative Agent, at the time or times reasonably requested by the Borrower or the Administrative Agent, such properly completed and executed documentation reasonably requested by the Borrower or the Administrative Agent as will permit such payments to be made without withholding or at a reduced rate of withholding. In addition, any Lender, if reasonably requested by the Borrower or the Administrative Agent, shall deliver such other documentation prescribed by applicable law or reasonably requested by the Borrower or the Administrative Agent as will enable the Borrower or the Administrative Agent to determine whether or not such Lender is subject to backup withholding or information reporting requirements. Notwithstanding anything to the contrary in the preceding two sentences, the completion, execution and submission of such documentation (other than such documentation set forth in Sections 2.15(f)(ii)(A), (ii)(B) and (ii)(D) below) shall not be required if the Lender is not legally entitled to complete, execute or deliver such documentation or, in the Lender’s reasonable judgment, such completion, execution or submission would subject such Lender to any material unreimbursed cost or expense or would materially prejudice the legal or commercial position of such Lender. (ii) Without limiting the generality of the foregoing, in the event that the Borrower is a U.S. Person, (A) any Lender that is a U.S. Person shall deliver to the Administrative Borrower, and the Administrative Agent on or prior to the date on which such Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), executed copies of IRS Form W-9 certifying that such Lender is exempt from U.S. federal backup withholding tax; (B) any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to the Administrative Borrower, and the Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), whichever of the following is applicable: (1) in the case of a Foreign Lender claiming the benefits of an income tax treaty to which the United States is a party (x) with respect to payments of interest under any Loan Document, executed originals of IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable (or any successor form) establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the “interest” article of such tax treaty and (y) with respect to any other applicable payments under any Loan Document, IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable (or any successor form) establishing an exemption from, or reduction of, U.S. federal withholding Tax pursuant to the “business profits” or “other income” article of such tax treaty; (2) executed copies of IRS Form W-8ECI; (3) in the case of a Foreign Lender claiming the benefits of the exemption for portfolio interest under Section 881(c) of the Code, (x) a certificate substantially in the form of Exhibit F-1 to the effect that such Foreign Lender is not a “bank” within the meaning of Section 881(c)(3)(A) of the Code, a “10 percent shareholder” of the Borrower within the meaning of Section 881(c)(3)(B) of the Code, or a “controlled foreign corporation” described in Section 881(c)(3)(C) of the Code (a “U.S. Tax Compliance Certificate”) and (y) executed copies of IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable (or any successor form); or (4) to the extent a Foreign Lender is not the beneficial owner, executed copies of IRS Form W-8IMY, accompanied by IRS Form W-8ECI, IRS Form W-8BEN ny-2616960 61 or IRS Form W-8BEN-E, as applicable (or any successor form), a U.S. Tax Compliance Certificate substantially in the form of Exhibit F-2 or Exhibit F-3, IRS Form W-9, and/or other certification documents from each beneficial owner, as applicable; provided that if the Foreign Lender is a partnership and one or more direct or indirect partners of such Foreign Lender are claiming the portfolio interest exemption, such Foreign Lender may provide a U.S. Tax Compliance Certificate substantially in the form of Exhibit F-4 on behalf of each such direct and indirect partner; (C) any Foreign Lender shall, to the extent it is legally entitled to do so, deliver to the Administrative Borrower and the Administrative Agent (in such number of copies as shall be requested by the recipient) on or prior to the date on which such Foreign Lender becomes a Lender under this Agreement (and from time to time thereafter upon the reasonable request of the Borrower or the Administrative Agent), executed copies of any other form prescribed by applicable law as a basis for claiming exemption from or a reduction in U.S. federal withholding Tax, duly completed, together with such supplementary documentation as may be prescribed by applicable law to permit the Borrower or the Administrative Agent to determine the withholding or deduction required to be made; and (D) if a payment made to a Lender under any Loan Document would be subject to U.S. federal withholding Tax imposed by FATCA if such Lender were to fail to comply with the applicable reporting requirements of FATCA (including those contained in Section 1471(b) or 1472(b) of the Code, as applicable), such Lender shall deliver to the Administrative Borrower and the Administrative Agent at the time or times prescribed by law and at such time or times reasonably requested by the Borrower or the Administrative Agent such documentation prescribed by applicable law (including as prescribed by Section 1471(b)(3)(C)(i) of the Code) and such additional documentation reasonably requested by the Borrower or the Administrative Agent as may be necessary for the Borrower and the Administrative Agent to comply with their obligations under FATCA and to determine that such Lender has complied with such Lender’s obligations under FATCA or to determine the amount to deduct and withhold from such payment. Solely for purposes of this clause (D), “FATCA” shall include any amendments made to FATCA after the date of this Agreement. (iii) Each Lender agrees that if any form or certification it previously delivered expires or becomes obsolete or inaccurate in any respect, it shall update such form or certification or promptly notify the Administrative Borrower and the Administrative Agent in writing of its legal inability to do so. Each Foreign Lender shall promptly notify the Administrative Borrower at any time it determines that it is no longer in a position to provide any previously delivered certificate to the Administrative Borrower (or any other form of certification adopted by the U.S. taxing authorities for such purpose). Notwithstanding any other provision of this paragraph, a Foreign Lender shall not be required to deliver any form pursuant to this paragraph that such Foreign Lender is not legally able to deliver. (g) Treatment of Certain Refunds. If any party determines, in its sole discretion exercised in good faith, that it has received a refund of any Taxes as to which it has been indemnified pursuant to this Section 2.15 (including by the payment of additional amounts pursuant to this Section 2.15), it shall pay to the indemnifying party an amount equal to such refund (but only to the extent of indemnity payments made under this Section with respect to the Taxes giving rise to such refund), net of all out-of-pocket expenses (including Taxes) of such indemnified party and without interest (other than any interest paid by the relevant Governmental Authority with respect to such refund). Such indemnifying party, upon the request of such indemnified party, shall repay to such indemnified party the amount paid over pursuant to this Section 2.15(g) (plus any penalties, interest or other charges imposed by the relevant Governmental Authority) in the event that such indemnified party is required to repay such refund to such Governmental Authority. Notwithstanding anything to the ny-2616960 62 contrary in this Section 2.15(g), in no event will the indemnified party be required to pay any amount to an indemnifying party pursuant to this Section 2.15(g) the payment of which would place the indemnified party in a less favorable net after-Tax position than the indemnified party would have been in if the Tax subject to indemnification and giving rise to such refund had not been deducted, withheld or otherwise imposed and the indemnification payments or additional amounts with respect to such Tax had never been paid. This paragraph shall not be construed to require any indemnified party to make available its Tax returns (or any other information relating to its Taxes that it deems confidential) to the indemnifying party or any other Person. (h) Payments On Behalf of Lenders. Notwithstanding anything in Section 2.15(a) to the contrary, unless such amounts have been previously debited by the Administrative Agent pursuant to Section 10.18, the Borrower will transfer all payments due to the Lenders (or any of each of their Affiliates or Approved Funds) to the Administrative Agent, without any withholding of Israeli tax. Within thirty (30) days of each payment by the Borrower to the Administrative Agent for the benefit of the Lenders (but in any event no later than three (3) Business Days prior to the deadline for remitting tax withholding by the Borrower as prescribed by applicable tax law), the Administrative Agent shall directly transfer to the Borrower the applicable Israeli withholding tax or amount of Israeli tax otherwise due and owing by such Lenders (or their Affiliates or Approved Funds) or with respect to such amount paid by the Borrower on behalf of such Lender or which should have been withheld by the Borrower in accordance with Israeli law or such certificate or determination (if any) or provide evidence of the Administrative Agent’s payment of such applicable amounts required to be paid to the Israeli Tax Authority for such period. (i) Survival. Each party’s obligations under this Section 2.15 shall survive the resignation or replacement of the Administrative Agent or any assignment of rights by, or the replacement of, a Lender and the Discharge of Obligations. 2.16 Indemnity. In the event of (a) the payment of any principal of any SOFR Loan other than on the last day of the Interest Period applicable thereto (including as a result of an Event of Default), (b) the conversion of any SOFR Loan other than on the last day of the Interest Period applicable thereto (including as a result of an Event of Default), (c) the failure to borrow, convert, continue or prepay any SOFR Loan on the date specified in any notice delivered pursuant hereto, (d) the assignment of any SOFR Loan other than on the last day of the Interest Period applicable thereto as a result of a request by the Borrower pursuant to Section 2.18, or (e) any failure of the Borrower to make payment of any drawing under any Letter of Credit (or interest due thereon) denominated in a Foreign Currency on its scheduled due date or any payment thereof in a different currency, then, in any such event, the Borrower shall compensate each Lender for any loss, cost and expense attributable to such event, including any loss, cost or expense arising from the liquidation or redeployment of funds or from any fees payable. A certificate of any Lender setting forth any amount or amounts that such Lender is entitled to receive pursuant to this Section shall be delivered to the Borrower and shall be conclusive absent manifest error. The Borrower shall pay such Lender the amount shown as due on any such certificate within fifteen (15) days after receipt thereof. 2.17 Change of Lending Office. Each Lender agrees that, upon the occurrence of any event giving rise to the operation of Section 2.14(b), Section 2.14(c), Section 2.15(a), Section 2.15(b) or Section 2.15(d) with respect to such Lender, it will, if requested by the Borrower, use reasonable efforts (subject to overall policy considerations of such Lender) to designate a different lending office for funding or booking its Loans affected by such event or to assign its rights and obligations hereunder to another of its offices, branches or affiliates, if, in the reasonable judgment of such Lender, such designation or assignment (i) would eliminate or reduce amounts payable pursuant to Section 2.14 or 2.15, as the case may be, in the future, and (ii) would not subject such Lender to any unreimbursed cost ny-2616960 63 or expense and would not otherwise be disadvantageous to such Lender; provided that nothing in this Section shall affect or postpone any of the obligations of the Borrower or the rights of any Lender pursuant to Section 2.14(b), Section 2.14(c), Section 2.15(a), Section 2.15(b) or Section 2.15(d). The Borrower hereby agrees to pay all reasonable and documented out-of-pocket costs and expenses incurred by any Lender in connection with any such designation or assignment made at the request of the Borrower. 2.18 Substitution of Lenders. Upon the receipt by the Administrative Borrower of any of the following (or in the case of clause (a) below, if the Borrower is required to pay any such amount), with respect to any Lender (any such Lender described in clauses (a) through (c) below being referred to as an “Affected Lender” hereunder): (a) a request from a Lender for payment of Indemnified Taxes or additional amounts under Section 2.15 or of increased costs pursuant to Section 2.14(b) or Section 2.14(c) (and, in any such case, such Lender has declined or is unable to designate a different lending office in accordance with Section 2.17 or is a Non-Consenting Lender); (b) a notice from the Administrative Agent under Section 10.1(b) that one or more Minority Lenders are unwilling to agree to an amendment or other modification approved by the Required Lenders and the Administrative Agent; or (c) notice from the Administrative Agent that a Lender is a Defaulting Lender; then the Borrower may, at its sole expense and effort, upon notice to such Lender and the Administrative Agent and such Affected Lender: (i) request that one or more of the other Lenders acquire and assume all or part of such Affected Lender’s Loans and Commitment; or (ii) designate a replacement lending institution (which shall be an Eligible Assignee) to acquire and assume all or a ratable part of such Affected Lender’s Loans and Commitment (the replacing Lender or lender in (i) or (ii) being a “Replacement Lender”); provided, however, that the Borrower shall be liable for the payment upon demand of all costs and other amounts arising under Section 2.16 that result from the acquisition of any Affected Lender’s Loan and/or Commitment (or any portion thereof) by a Lender or Replacement Lender, as the case may be, on a date other than the last day of the applicable Interest Period with respect to any SOFR Loans then outstanding and provided further, however, that if the Borrower elects to exercise such right with respect to any Affected Lender under clauses (a) or (b) of this Section 2.18, then the Borrower shall be obligated to replace all Affected Lenders under such clauses. The Affected Lender replaced pursuant to this Section 2.18 shall be required to assign and delegate, without recourse, all of its interests, rights and obligations under this Agreement and the related Loan Documents to one or more Replacement Lenders that so agree to acquire and assume all or a ratable part of such Affected Lender’s Loans and Commitment upon payment to such Affected Lender of an amount (in the aggregate for all Replacement Lenders) equal to 100% of the outstanding principal of the Affected Lender’s Loans, accrued interest thereon, accrued fees and all other amounts payable to it hereunder and under the other Loan Documents from such Replacement Lenders (to the extent of such outstanding principal and accrued interest and fees) or the Borrower (in the case of all other amounts, including amounts under Section 2.16 hereof). Any such designation of a Replacement Lender shall be effected in accordance with, and subject to the terms and conditions of, the assignment provisions contained in Section 10.6 (with the assignment fee to be paid by the Borrower in such instance), provided that, if such Affected Lender does not comply with Section 10.6 within ten (10) Business Days after the Administrative Borrower’s request, the Administrative Agent is authorized to execute the Assignment and Assumption on behalf of such Affected Lender. Notwithstanding the foregoing, with respect to any assignment pursuant to this Section 2.18, (a) in the case of any such assignment resulting from a claim for compensation under Section 2.14 or payments required to be made pursuant to Section 2.15, such ny-2616960 64 assignment shall result in a reduction in such compensation or payments thereafter; (b) such assignment shall not conflict with applicable law and (c) in the case of any assignment resulting from a Lender being a Minority Lender referred to in clause (b) of this Section 2.18, the applicable assignee shall have consented to the applicable amendment, waiver or consent. Notwithstanding the foregoing, an Affected Lender shall not be required to make any such assignment or delegation if, prior thereto, as a result of a waiver by such Affected Lender or otherwise, the circumstances entitling the Borrower to require such assignment and delegation cease to apply. 2.19 Defaulting Lenders. (a) Defaulting Lender Adjustments. Notwithstanding anything to the contrary contained in this Agreement, if any Lender becomes a Defaulting Lender, then, until such time as such Lender is no longer a Defaulting Lender, to the extent permitted by applicable law: (i) Waivers and Amendments. Such Defaulting Lender’s right to approve or disapprove any amendment, waiver or consent with respect to this Agreement shall be restricted as set forth in Section 10.1 and in the definition of Required Lenders. (ii) Defaulting Lender Waterfall. Any payment of principal, interest, fees or other amounts received by the Administrative Agent for the account of such Defaulting Lender (whether voluntary or mandatory, at maturity, pursuant to Section 8 or otherwise, and including any amounts made available to the Administrative Agent by such Defaulting Lender pursuant to Section 10.7), shall be applied at such time or times as may be determined by the Administrative Agent as follows: first, to the payment of any amounts owing by such Defaulting Lender to the Administrative Agent hereunder; second, to the payment on a pro rata basis of any amounts owing by such Defaulting Lender to the Issuing Lender or to the Swingline Lender hereunder; third, to be held as Cash Collateral for the funding obligations of such Defaulting Lender of any participation in any Letter of Credit; fourth, as the Borrower may request (so long as no Event of Default exists), to the funding of any Loan in respect of which such Defaulting Lender has failed to fund its portion thereof as required by this Agreement, as determined by the Administrative Agent; fifth, if so determined by the Administrative Agent and the Administrative Borrower, to be held in a Deposit Account and released pro rata to (x) satisfy such Defaulting Lender’s potential future funding obligations with respect to Loans under this Agreement, and (y) be held as Cash Collateral for the future funding obligations of such Defaulting Lender of any participation in any future Letter of Credit; sixth, to the payment of any amounts owing to any L/C Lender, Issuing Lender or Swingline Lender as a result of any judgment of a court of competent jurisdiction obtained by any L/C Lender, Issuing Lender or Swingline Lender against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement; seventh, so long as no Event of Default has occurred and is continuing, to the payment of any amounts owing to the Borrower as a result of any judgment of a court of competent jurisdiction obtained by the Borrower against such Defaulting Lender as a result of such Defaulting Lender’s breach of its obligations under this Agreement; and eighth, to such Defaulting Lender or as otherwise directed by a court of competent jurisdiction; provided that if (A) such payment is a payment of the principal amount of any Loans or L/C Advances in respect of which such Defaulting Lender has not fully funded its appropriate share and (B) such Loans or L/C Advances were made at a time when the conditions set forth in Section 5.2 were satisfied or waived, such payment shall be applied solely to pay the Loans of, and L/C Advances owed to, all Non-Defaulting Lenders on a pro rata basis prior to being applied to the payment of any Loans of, or L/C Advances owed to, such Defaulting Lender until such time as all Loans and funded and unfunded participations in L/C Advances and Swingline Loans are held by the Lenders pro rata in accordance with the Commitments under the applicable Facility without giving effect to Section 2.19(a)(iv). Any payments, prepayments or other amounts paid or payable to a Defaulting Lender that are applied (or held) to pay amounts owed by a Defaulting Lender or to post Cash Collateral pursuant to this ny-2616960 65 Section 2.19(a)(ii) shall be deemed paid to and redirected by such Defaulting Lender, and each Lender irrevocably consents hereto. (iii) Certain Fees. (A) No Defaulting Lender shall be entitled to receive any fee pursuant to Section 2.6(b) for any period during which such Lender is a Defaulting Lender (and the Borrower shall not be required to pay any such fee that otherwise would have been required to have been paid to such Defaulting Lender). (B) Each Defaulting Lender shall be limited in its right to receive Letter of Credit Fees as provided in Section 3.3(d). (C) With respect to any Letter of Credit Fee not required to be paid to any Defaulting Lender pursuant to clause (A) or (B) above, the Borrower shall (x) pay to each Non-Defaulting Lender that portion of any such fee otherwise payable to such Defaulting Lender with respect to such Defaulting Lender’s participation in Letters of Credit or Swingline Loans that has been reallocated to such Non-Defaulting Lender pursuant to clause (iv) below, (y) pay to the Issuing Lender and the Swingline Lender, as applicable, the amount of any such fee otherwise payable to such Defaulting Lender to the extent allocable to the Issuing Lender’s or the Swingline Lender’s Fronting Exposure to such Defaulting Lender, and (z) not be required to pay the remaining amount of any such fee. (iv) Reallocation of Pro Rata Share to Reduce Fronting Exposure. During any period in which there is a Defaulting Lender, for purposes of computing the amount of the obligation of each Non-Defaulting Lender to acquire, refinance or fund participations in Letters of Credit pursuant to Section 3.4 or in Swingline Loans pursuant to Section 2.4(c), the L/C Percentage of each Non-Defaulting Lender of any such Letter of Credit and the Revolving Percentage of each Non-Defaulting Lender of any such Swingline Loan, as the case may be, shall be computed without giving effect to the Revolving Commitment of such Defaulting Lender; provided that, (A) each such reallocation shall be given effect only if, at the date the applicable Lender becomes a Defaulting Lender, no Event of Default has occurred and is continuing; and (B) the aggregate obligations of each Non-Defaulting Lender to acquire, refinance or fund participations in Letters of Credit and Swingline Loans shall not exceed the positive difference, if any, of (1) the Revolving Commitment of that Non-Defaulting Lender minus (2) the aggregate outstanding amount of the Revolving Loans of that Lender plus the aggregate Dollar Equivalent amount of that Lender’s L/C Percentage of then outstanding Letters of Credit, plus the aggregate amount of such Lender’s pro-rata percentage of the then outstanding Swingline Loans. Subject to Section 10.21, no reallocation hereunder shall constitute a waiver or release of any claim of any party hereunder against a Defaulting Lender arising from that Lender having become a Defaulting Lender, including any claim of a Non-Defaulting Lender as a result of such Non-Defaulting Lender’s increased exposure following such reallocation. (v) Cash Collateral, Repayment of Swingline Loans. If the reallocation described in clause (iv) above cannot, or can only partially, be effected, the Borrower shall, without prejudice to any right or remedy available to it hereunder or under law, (x) first, prepay Swingline Loans in an amount equal to the Swingline Lender’s Fronting Exposure and (y) second, Cash Collateralize the Issuing Lender’s Fronting Exposure in accordance with the procedures set forth in Section 3.10. (b) Defaulting Lender Cure. If the Administrative Borrower, the Administrative Agent, the Swingline Lender and the Issuing Lender agree in writing that a Lender is no longer a Defaulting Lender, the Administrative Agent will so notify the parties hereto, whereupon as of the ny-2616960 66 effective date specified in such notice and subject to any conditions set forth therein (which may include arrangements with respect to any Cash Collateral), such Lender will, to the extent applicable, purchase at par that portion of outstanding Loans of the other Lenders or take such other actions as the Administrative Agent may determine to be necessary to cause the Loans and funded and unfunded participations in Letters of Credit and Swingline Loans to be held on a pro rata basis by the Lenders in accordance with their respective Revolving Percentages and L/C Percentages, as applicable (without giving effect to Section 2.19(a)(iv)), whereupon such Lender will cease to be a Defaulting Lender; provided that no adjustments will be made retroactively with respect to fees accrued or payments made by or on behalf of the Borrower while such Lender was a Defaulting Lender; and provided further that, except to the extent otherwise expressly agreed by the affected parties, no change hereunder from Defaulting Lender to Lender will constitute a waiver or release of any claim of any party hereunder arising from such Lender having been a Defaulting Lender. (c) New Swingline Loans/Letters of Credit. So long as any Lender is a Defaulting Lender, (i) the Swingline Lender shall not be required to fund any Swingline Loans unless it is satisfied that it will have no Fronting Exposure after giving effect to such Swingline Loan, and (ii) the Issuing Lender shall not be required to issue, extend, renew or increase any Letter of Credit unless it is satisfied that it will have no Fronting Exposure in respect of Letters of Credit after giving effect thereto. (d) Termination of Defaulting Lender. The Borrower may terminate the unused amount of the Revolving Commitment of any Revolving Lender that is a Defaulting Lender upon not less than ten (10) Business Days’ prior notice to the Administrative Agent (which shall promptly notify the Lenders thereof), and in such event the provisions of Section 2.19(a)(ii) will apply to all amounts thereafter paid by the Borrower for the account of such Defaulting Lender under this Agreement (whether on account of principal, interest, fees, indemnity or other amounts); provided that (i) no Event of Default shall have occurred and be continuing, and (ii) such termination shall not be deemed to be a waiver or release of any claim the Borrower, the Administrative Agent, the Issuing Lender, the Swingline Lender or any other Lender may have against such Defaulting Lender. 2.20 Notes. If so requested by any Lender by written notice to the Administrative Borrower (with a copy to the Administrative Agent), the Borrower shall execute and deliver to such Lender (and/or, if applicable and if so specified in such notice, to any Person who is an assignee of such Lender pursuant to Section 10.6) (promptly after the Administrative Borrower’s receipt of such notice) a Note or Notes to evidence such Lender’s Loans. 2.21 Incremental Facility. (a) At any time during the Revolving Commitment Period, the Borrower may request from time to time from one or more existing Lenders or from other Eligible Assignees reasonably acceptable to the Administrative Agent, the Issuing Lender, the Swingline Lender and the Borrower (but subject to the conditions set forth in clause (b) below) that the Total Revolving Commitments be increased by an aggregate amount not to exceed the Available Revolving Increase Amount (each such increase, an “Increase”); provided that the Borrower may not request an Increase on more than five (5) occasions during the Revolving Commitment Period. No Lender shall be obligated to increase its Revolving Commitments in connection with a proposed Increase. The Administrative Agent shall invite each Lender to provide a portion of the Increase ratably in accordance with its Revolving Percentage of each requested Increase (it being agreed that no Lender shall be obligated to provide an Increase and that any Lender may elect to participate in such Increase in an amount that is less than its Revolving Percentage of such requested Increase or more than its Revolving Percentage of such requested Increase if other Lenders have elected not to participate in any applicable requested Increase in accordance with their Revolving Percentage) and to the extent, seven (7) Business Days after receipt of invitation, ny-2616960 67 sufficient Lenders do not agree to provide the full amount of such Increase, then the Borrower may invite any prospective lender that satisfies the criteria of being an “Eligible Assignee” to become a Lender in connection with the proposed Increase (including that such prospective lender is reasonably acceptable to the Administrative Agent to the extent that the Administrative Agent would have to approve an assignment to such Person in accordance with Section 10.6(b)). Any Increase shall be in an amount of at least $5,000,000 (or, if the Available Revolving Increase Amount is less than $5,000,000, such remaining Available Revolving Increase Amount) and integral multiples of $1,000,000 (or if the Available Revolving Increase Amount is less than $1,000,000, such remaining Available Revolving Increase Amount). Each request for an Increase delivered by the Borrower to the Administrative Agent shall set forth the amount and proposed terms of the Increase. (b) Each of the following shall be conditions precedent to any Increase of the Revolving Commitments in connection therewith: (i) any Increase shall be on the same terms (including the interest rate, and maturity date but excluding any fees payable in connection therewith), as applicable, as, and pursuant to documentation applicable to, the Revolving Facility then in effect; provided that any such Increase may provide for terms (including interest rate) more favorable to such Increase lenders, if any existing Revolving Loans or Revolving Commitments at the time of such Increase are also provided the benefit of such more favorable terms (and the consent of any existing Revolving Lender shall not be required to implement such terms); (ii) the Administrative Borrower shall have delivered a written request for such Increase at least ten (10) Business Days prior to the requested establishment of such Increase (or such later date as may be reasonably approved by the Administrative Agent), which request shall set forth the amount and proposed terms of the Increase; (iii) each lender agreeing to such Increase, the Borrower and the Administrative Agent shall have signed an Increase Joinder (any Increase Joinder may, with the consent of the Administrative Agent, the Borrower and the lenders agreeing to such Increase, effect such amendments to this Agreement and the other Loan Documents as may be necessary or appropriate to effectuate the provisions of this Section 2.21 (including the preceding clause (ii)) and the Borrower shall have executed any Notes requested by any Lender in connection with the making of the Increase. Notwithstanding anything to the contrary in this Agreement or in any other Loan Document, an Increase Joinder reasonably satisfactory to the Administrative Agent, and the amendments to this Agreement effected thereby, shall not require the consent of any Lender other than the Lender(s) agreeing to establish such Increase; (iv) immediately after giving effect to such Increase, each of the conditions precedent in Section 5.2(a) and (d) are satisfied; and (v) in connection with such Increase, the Borrower shall pay to the Administrative Agent, for the benefit of the Administrative Agent or the Lenders or other entities providing such Increase, as applicable, all fees that the Borrower has agreed to pay in connection with such Increase. (c) upon the effectiveness of any Increase in accordance with this Section 2.21, all outstanding Loans, participations hereunder in Letters of Credit and participations hereunder in Swingline Loans held by each Lender shall be reallocated among the Lenders (including any newly added Lenders) in accordance with the Lenders’ respective revised Revolving Percentages and L/C ny-2616960 68 Percentages, pursuant to procedures reasonably determined by the Administrative Agent in consultation with the Administrative Borrower. (d) Upon the effectiveness of any Increase, (i) all references in this Agreement and any other Loan Document to the Revolving Loans shall be deemed, unless the context otherwise requires, to include such Increase advanced pursuant to this Section 2.21 and any amendments effected through the Increase Joinder and (ii) all references in this Agreement and any other Loan Document to the Revolving Commitment shall be deemed, unless the context otherwise requires, to include the commitment to advance an amount equal to such Increase pursuant to this Section 2.21. (e) The Revolving Loans and Revolving Commitments established pursuant to this Section 2.21 shall constitute Revolving Loans and Revolving Commitments under, and shall be entitled to all the benefits afforded by, this Agreement and the other Loan Documents, and shall, without limiting the foregoing, benefit equally and ratably from any guarantees and the security interests created by the Loan Documents. The Borrower shall take any actions reasonably required by Administrative Agent to ensure and demonstrate that the Liens and security interests granted by the Loan Documents continue to be perfected under the UCC or otherwise after giving effect to the establishment of any such new Revolving Commitments. 2.22 Joint and Several Liability of the Borrowers. (a) Each Borrower is accepting joint and several liability hereunder and under the other Loan Documents in consideration of the financial accommodations to be provided by the Lenders under this Agreement, for the mutual benefit, directly and indirectly, of each Borrower and in consideration of the undertakings of the other Borrowers to accept joint and several liability for the Obligations. (b) Each Borrower, jointly and severally, hereby irrevocably and unconditionally accepts, not merely as a surety but also as a co-debtor, joint and several liability with the other Borrowers, with respect to the payment and performance of all of the Obligations (including any Obligations arising under this Section 2.22), it being the intention of the parties hereto that all the Obligations shall be the joint and several obligations of each Borrower without preferences or distinction among them. (c) If and to the extent that any Borrower shall fail to make any payment with respect to any of the Obligations as and when due or to perform any of the Obligations in accordance with the terms thereof, then in each such event the other Borrowers will make such payment with respect to, or perform, such Obligations. (d) The Obligations of each Borrower under the provisions of this Section 2.25 constitute the absolute and unconditional, full recourse Obligations of each Borrower enforceable against each Borrower to the full extent of its properties and assets, irrespective of the validity, regularity or enforceability of this Agreement or any other circumstances whatsoever. (e) Except as otherwise expressly provided in this Agreement, each Borrower hereby waives notice of acceptance of its joint and several liability, notice of any Loans made or Letters of Credit issued under or pursuant to this Agreement, notice of the occurrence of any Default, Event of Default, or of any demand for any payment under this Agreement, notice of any action at any time taken or omitted by the Administrative Agent, Lenders or Secured Parties under or in respect of any of the Obligations, any requirement of diligence or to mitigate damages and, generally, to the extent permitted by applicable law, all demands, notices and other formalities of every kind in connection with this ny-2616960 69 Agreement (except as otherwise provided in this Agreement). Each Borrower hereby assents to, and waives notice of, any extension or postponement of the time for the payment of any of the Obligations, the acceptance of any payment of any of the Obligations, the acceptance of any partial payment thereon, any waiver, consent or other action or acquiescence by the Administrative Agent, Lenders or other Secured Parties at any time or times in respect of any default by any Borrower in the performance or satisfaction of any term, covenant, condition or provision of this Agreement, any and all other indulgences whatsoever by the Administrative Agent, Lenders or other Secured Parties in respect of any of the Obligations, and the taking, addition, substitution or release, in whole or in part, at any time or times, of any security for any of the Obligations or the addition, substitution or release, in whole or in part, of any Borrower. Without limiting the generality of the foregoing, each Borrower assents to any other action or delay in acting or failure to act on the part of the Administrative Agent, Lender or any other Secured Party with respect to the failure by any Borrower to comply with any of its respective Obligations, including, without limitation, any failure strictly or diligently to assert any right or to pursue any remedy or to comply fully with applicable laws or regulations thereunder, which might, but for the provisions of this Section 2.22 afford grounds for terminating, discharging or relieving any Borrower, in whole or in part, from any of its Obligations under this Section 2.22, it being the intention of each Borrower that, so long as any of the Obligations hereunder remain unsatisfied, the Obligations of each Borrower under this Section 2.22 shall not be discharged except by performance and then only to the extent of such performance. The Obligations of each Borrower under this Section 2.22 shall not be diminished or rendered unenforceable by any winding up, reorganization, arrangement, liquidation, reconstruction or similar proceeding with respect to any Borrower, the Administrative Agent, any Lender or any other Secured Party. (f) Each Borrower represents and warrants to the Administrative Agent, Lenders and Secured Parties that such Borrower is currently informed of the financial condition of the Borrowers and of all other circumstances which a diligent inquiry would reveal and which bear upon the risk of nonpayment of the Obligations. Each Borrower further represents and warrants to the Administrative Agent, Lenders and Secured Parties that such Borrower has read and understands the terms and conditions of the Loan Documents. Each Borrower hereby covenants that such Borrower will continue to keep informed of the Borrowers’ financial condition, the financial condition of other guarantors, if any, and of all other circumstances which bear upon the risk of nonpayment or nonperformance of the Obligations. (g) Each Borrower waives all rights and defenses (i) arising out of an election of remedies by the Administrative Agent, any Lender or any Secured Party, even though that election of remedies, such as a nonjudicial foreclosure with respect to security for a guaranteed obligation, has destroyed such Borrower’s rights of subrogation and reimbursement against any applicable Loan Party, and (ii) relating to any suretyship defenses available to it under the Uniform Commercial Code or any other applicable law. (h) Each Borrower waives all rights and defenses that such Borrower may have because the Obligations are secured by real property at any time. This means, among other things: (i) The Administrative Agent, Lenders and Secured Parties may collect from such Borrower without first foreclosing on any real or personal property Collateral pledged by the Borrowers. (ii) If the Administrative Agent, any Lender or any Secured Party forecloses on any Collateral consisting of real property pledged by the Borrowers:

ny-2616960 70 (A) The amount of the Obligations may be reduced only by the price for which that collateral is sold at the foreclosure sale, even if the collateral is worth more than the sale price. (B) The Administrative Agent, Lenders and Secured Parties may collect from such Borrower even if the Administrative Agent, Lenders or Secured Parties, by foreclosing on real property, has destroyed any right such Borrower may have to collect from the other Borrowers. (C) This is an unconditional and irrevocable waiver of any rights and defenses such Borrower may have because the Obligations are secured by real property. (i) The provisions of this Section 2.22 are made for the benefit of the Administrative Agent, the Lenders, the other Secured Parties and each of their respective successors and assigns, and may be enforced by it or them from time to time against any or all the Borrowers as often as occasion therefor may arise and without requirement on the part of the Administrative Agent, any Lender, any Secured Party, any successor or any assign first to marshal any of its or their claims or to exercise any of its or their rights against any Borrower or to exhaust any remedies available to it or them against any Borrower or to resort to any other source or means of obtaining payment of any of the Obligations hereunder or to elect any other remedy. The provisions of this Section 2.22 shall remain in effect until all of the Obligations shall have been paid in full or otherwise fully satisfied. If at any time, any payment, or any part thereof, made in respect of any of the Obligations, is rescinded or must otherwise be restored or returned by the Administrative Agent, any Lender or any Secured Party upon the insolvency, bankruptcy or reorganization of any Borrower, or otherwise, the provisions of this Section 2.22 will forthwith be reinstated in effect, as though such payment had not been made. (j) Each Borrower hereby agrees that it will not enforce any of its rights of contribution or subrogation against any other Borrower with respect to any liability incurred by it hereunder or under any of the other Loan Documents, any payments made by it to the Administrative Agent, Lenders or Secured Parties with respect to any of the Obligations or any collateral security therefor until such time as all of the Obligations have been paid in full in cash. Any claim which any Borrower may have against any other Borrower with respect to any payments to the Administrative Agent, Lender or Secured Parties hereunder or under any other Loan Documents are hereby expressly made subordinate and junior in right of payment, without limitation as to any increases in the Obligations arising hereunder or thereunder, to the prior payment in full in cash of the Obligations and, in the event of any insolvency, bankruptcy, receivership, liquidation, reorganization or other similar proceeding under the laws of any jurisdiction relating to any Borrower, its debts or its assets, whether voluntary or involuntary, all such Obligations shall be paid in full in cash before any payment or distribution of any character, whether in cash, securities or other property, shall be made to any other Borrower therefor. Notwithstanding anything to the contrary contained in this Section 2.22, no Borrower shall exercise any rights of subrogation, contribution, indemnity, reimbursement or other similar rights against, and shall not proceed or seek recourse against or with respect to any property or asset of, any other Borrower (the “Foreclosed Borrower”), including after payment in full of the Obligations, if all or any portion of the Obligations have been satisfied in connection with an exercise of remedies in respect of the Capital Stock of such Foreclosed Borrower whether pursuant to the Security Documents or otherwise. (k) Each Borrower hereby agrees that, after the occurrence and during the continuance of any Default or Event of Default, the payment of any amounts due with respect to the indebtedness owing by any Borrower to any other Borrower is hereby subordinated to the prior payment in full in cash of the Obligations. Each Borrower hereby agrees that after the occurrence and during the continuance of any Default or Event of Default, such Borrower will not demand, sue for or otherwise attempt to collect any indebtedness of any other Borrower owing to such Borrower until the Obligations ny-2616960 71 shall have been paid in full in cash. If, notwithstanding the foregoing sentence, such Borrower shall collect, enforce or receive any amounts in respect of such indebtedness, such amounts shall be collected, enforced and received by such Borrower as trustee for the Administrative Agent, and such Borrower shall deliver any such amounts to the Administrative Agent for application to the Obligations in accordance with the terms of this Agreement. (l) Subject to the foregoing, to the extent that any Borrower shall, under this Agreement as a joint and several obligor, repay any of the Obligations made to another Borrower hereunder or other Obligations incurred directly and primarily by any other Borrower (an “Accommodation Payment”), then the Borrower making such Accommodation Payment shall be entitled to contribution and indemnification from, and be reimbursed by, each other Borrower in an amount, for each of such other Borrower, equal to a fraction of such Accommodation Payment, the numerator of which fraction is such other Borrower’s Allocable Amount and the denominator of which is the sum of the Allocable Amounts of all of the Borrowers. As of any date of determination, the “Allocable Amount” of each Borrower shall be equal to the maximum amount of liability for Accommodation Payments which could be asserted against such Borrower hereunder without (a) rendering such Borrower “insolvent” within the meaning of Section 101(31) of the Bankruptcy Code, Section 2 of the Uniform Fraudulent Transfer Act (“UFTA”) or Section 2 of the Uniform Fraudulent Conveyance Act (“UFCA”), (b) leaving such Borrower with unreasonably small capital or assets, within the meaning of Section 548 of the Bankruptcy Code, Section 4 of the UFTA, or Section 5 of the UFCA, or (c) leaving such Borrower unable to pay its debts as they become due within the meaning of Section 548 of the Bankruptcy Code or Section 4 of the UFTA, or Section 5 of the UFCA. (m) Each entity composing the Borrower and each other Loan Party hereby irrevocably appoints Pagaya Technologies Ltd. as the borrowing agent and attorney-in-fact for all entities composing the Borrower (the “Administrative Borrower”), which appointment shall remain in full force and effect unless and until the Administrative Agent shall have received prior written notice signed by each entity composing the Borrower that such appointment has been revoked and that another entity composing the Borrower has been appointed Administrative Borrower. Each entity composing the Borrower hereby irrevocably appoints and authorizes the Administrative Borrower (a) to provide Agent with all notices with respect to Loans and Letters of Credit obtained for the benefit of any entity composing the Borrower and all other notices and instructions under this Agreement and the other Loan Documents, and (b) to take such action as the Administrative Borrower deems appropriate on its behalf to obtain Loans and Letters of Credit and to exercise such other powers as are reasonably incidental thereto to carry out the purposes of this Agreement and the other Loan Documents. SECTION 3 LETTERS OF CREDIT 3.1 L/C Commitment. (a) Subject to the terms and conditions hereof, the Issuing Lender agrees to issue, amend or extend letters of credit (“Letters of Credit”) for the account of the Borrower or any Subsidiary on any Business Day during the Letter of Credit Availability Period in such form as may reasonably be approved from time to time by the Issuing Lender; provided that the Issuing Lender shall have no obligation to issue any Letter of Credit if, after giving effect to such issuance, amendment or extension, (x) the Dollar Equivalent L/C Exposure for all Letters of Credit outstanding would exceed the Dollar Equivalent of Total L/C Commitments, (y) the aggregate Dollar Equivalent amount of L/C Exposure for all Letters of Credit denominated in a Foreign Currency outstanding would exceed the Foreign L/C Sublimit or (z) the Dollar Equivalent of Available Revolving Commitment at such time would be less than zero. Each Letter of Credit shall be denominated in Dollars (or Foreign Currency if agreed to by the ny-2616960 72 Administrative Agent and the applicable Issuing Lender). Unless otherwise agreed to by the Administrative Agent in its sole discretion, each Letter of Credit shall expire no later than the earlier of (i) the first anniversary of its date of issuance and (ii) the Letter of Credit Maturity Date, provided that any Letter of Credit with a one (1) year term may provide for the renewal thereof for additional one (1) year periods (which shall in no event extend beyond the date referred to in clause (ii) above). (b) The Issuing Lender shall not at any time be obligated to issue any Letter of Credit if: (i) such issuance would conflict with, or cause the Issuing Lender or any L/C Lender to exceed any limits imposed by, any applicable Requirement of Law; (ii) any order, judgment or decree of any Governmental Authority or arbitrator shall by its terms purport to enjoin or restrain the Issuing Lender from issuing, amending or reinstating such Letter of Credit, or any law, rule or regulation applicable to the Issuing Lender or any request, guideline or directive (whether or not having the force of law) from any Governmental Authority with jurisdiction over the Issuing Lender shall prohibit, or request that the Issuing Lender refrain from, the issuance, amendment, renewal or reinstatement of letters of credit generally or such Letter of Credit in particular or shall impose upon the Issuing Lender with respect to such Letter of Credit any restriction, reserve or capital requirement (for which the Issuing Lender is not otherwise compensated) not in effect on the Closing Date, or shall impose upon the Issuing Lender any unreimbursed loss, cost or expense which was not applicable on the Closing Date and which the Issuing Lender in good faith deems material to it; (iii) the Issuing Lender has received written notice from any Lender, the Administrative Agent or the Administrative Borrower, at least one (1) Business Day prior to the requested date of issuance, amendment, renewal or reinstatement of such Letter of Credit, that one or more of the applicable conditions contained in Section 5.2 shall not then be satisfied; (iv) any requested Letter of Credit is not in form and substance acceptable to the Issuing Lender, or the issuance, amendment or renewal of a Letter of Credit shall violate any applicable laws or regulations or any applicable policies of the Issuing Lender; (v) such Letter of Credit contains any provisions providing for automatic reinstatement of the stated amount after any drawing thereunder; (vi) except as otherwise agreed by the Administrative Agent and the Issuing Lender, such Letter of Credit is in an initial face amount less than $250,000; or (vii) any Lender is at that time a Defaulting Lender, unless the Issuing Lender has entered into arrangements, including the delivery of Cash Collateral pursuant to Section 3.10, satisfactory to the Issuing Lender (in its sole discretion) with the Borrower or such Defaulting Lender to eliminate the Issuing Lender’s actual or potential Fronting Exposure (after giving effect to Section 2.19(a)(iv)) with respect to the Defaulting Lender arising from either the Letter of Credit then proposed to be issued or such Letter of Credit and all other L/C Exposure as to which the Issuing Lender has actual or potential Fronting Exposure, as it may elect in its sole discretion. 3.2 Procedure for Issuance of Letters of Credit. The Administrative Borrower may from time to time request that the Issuing Lender issue a Letter of Credit for the account of the Borrower by delivering to the Issuing Lender at its address for notices specified herein an Application therefor, completed to the satisfaction of the Issuing Lender, and such other certificates, documents and other ny-2616960 73 papers and information as the Issuing Lender may request. Upon receipt of any Application, the Issuing Lender will process such Application and the certificates, documents and other papers and information delivered to it in connection therewith in accordance with its customary procedures and shall promptly issue the Letter of Credit requested thereby (but in no event shall the Issuing Lender be required to issue any Letter of Credit earlier than three (3) Business Days after its receipt of the Application therefor and all such other certificates, documents and other papers and information relating thereto) by issuing the original of such Letter of Credit to the beneficiary thereof or as otherwise may be agreed to by the Issuing Lender and the Borrower. The Issuing Lender shall furnish a copy of such Letter of Credit to the Borrower promptly following the issuance thereof. The Issuing Lender shall promptly furnish to the Administrative Agent, which shall in turn promptly furnish to the Lenders, notice of the issuance of each Letter of Credit (including the amount thereof). 3.3 Fees and Other Charges. (a) The Borrower agrees to pay, with respect to each outstanding Letter of Credit issued for the account of (or at the request of) the Borrower, (i) a fronting fee of 0.125% per annum on the daily Dollar Equivalent amount available to be drawn under each such Letter of Credit to the Issuing Lender for its own account (a “Letter of Credit Fronting Fee”), and (ii) a letter of credit fee equal to 2.00% multiplied by the daily Dollar Equivalent amount available to be drawn under each such Letter of Credit on the drawable Dollar Equivalent amount of such Letter of Credit to the Administrative Agent for the ratable account of the L/C Lenders (determined in accordance with their respective L/C Percentages) (a “Letter of Credit Fee”), in each case payable quarterly in arrears on the last Business Day of each calendar quarter and on the Letter of Credit Maturity Date after the issuance date of such Letter of Credit, and (iii) the Issuing Lender’s standard and reasonable fees with respect to the issuance, amendment, renewal or extension of any Letter of Credit issued for the account of (or at the request of) the Borrower or processing of drawings thereunder (the fees in this clause (iii), collectively, the “Issuing Lender Fees”). All Letter of Credit Fronting Fees and Letter of Credit Fees shall be computed on the basis of the actual number of days elapsed in a year of 360 days. For purposes of computing the Dollar Equivalent of the daily amount available to be drawn under any Letter of Credit, the amount of such Letter of Credit shall be determined in accordance with Section 1.5. (b) In addition to the foregoing fees, the Borrower shall pay or reimburse the Issuing Lender for such normal and customary costs and expenses as are incurred or charged by the Issuing Lender in issuing, negotiating, effecting payment under, amending or otherwise administering any Letter of Credit. (c) The Borrower shall furnish to the Issuing Lender and the Administrative Agent such other documents and information pertaining to any requested Letter of Credit issuance, amendment or renewal, including any L/C-Related Documents, as the Issuing Lender or the Administrative Agent may require. This Agreement shall control in the event of any conflict with any L/C-Related Document (other than any Letter of Credit). (d) Any Letter of Credit Fees otherwise payable for the account of a Defaulting Lender with respect to any Letter of Credit as to which such Defaulting Lender has not provided Cash Collateral satisfactory to the Issuing Lender pursuant to Section 3.10 shall be payable, to the maximum extent permitted by applicable law, to the other L/C Lenders in accordance with the upward adjustments in their respective L/C Percentages allocable to such Letter of Credit pursuant to Section 2.19(a)(iv), with the balance of such fee, if any, payable to the Issuing Lender for its own account.

ny-2616960 74 (e) All fees payable under this Section 3.3 shall be fully earned on the date paid and nonrefundable. 3.4 L/C Participations. The Issuing Lender irrevocably agrees to grant and hereby grants to each L/C Lender, and, to induce the Issuing Lender to issue Letters of Credit, each L/C Lender irrevocably agrees to accept and purchase and hereby accepts and purchases from the Issuing Lender, on the terms and conditions set forth below, for such L/C Lender’s own account and risk an undivided interest equal to such L/C Lender’s L/C Percentage in the Issuing Lender’s obligations and rights under and in respect of each Letter of Credit and the amount of each draft paid by the Issuing Lender thereunder. Each L/C Lender agrees with the Issuing Lender that, if a draft is paid under any Letter of Credit for which the Issuing Lender is not reimbursed in full by the Borrower pursuant to Section 3.5(a), such L/C Lender shall pay to the Issuing Lender upon demand at the Issuing Lender’s address for notices specified herein an amount equal to such L/C Lender’s L/C Percentage of the amount of such draft, or any part thereof, that is not so reimbursed. Each L/C Lender’s obligation to pay such amount shall be absolute and unconditional and shall not be affected by any circumstance, including (i) any setoff, counterclaim, recoupment, defense or other right that such L/C Lender may have against the Issuing Lender, the Borrower or any other Person for any reason whatsoever, (ii) the occurrence of a Default or an Event of Default or the failure to satisfy any of the other conditions specified in Section 5.2, (iii) any adverse change in the condition (financial or otherwise) of the Borrower, (iv) any breach of this Agreement or any other Loan Document by the Borrower, any other Loan Party or any other L/C Lender, or (v) any other circumstance, happening or event whatsoever, whether or not similar to any of the foregoing. 3.5 Reimbursement. (a) If the Issuing Lender shall make any L/C Disbursement in respect of a Letter of Credit, the Issuing Lender shall notify the Administrative Borrower and the Administrative Agent thereof and the Borrower shall pay or cause to be paid to the Issuing Lender an amount equal to the entire amount of such L/C Disbursement not later than the immediately following Business Day. In the case of a Letter of Credit denominated in a Foreign Currency, the Borrower shall reimburse the Issuing Lender in such Foreign Currency, unless (A) the Issuing Lender (at its option) shall have specified in such notice that it will require reimbursement in Dollars, or (B) in the absence of any such requirement for reimbursement in Dollars, the Borrower shall have notified the Issuing Lender promptly following receipt of the notice of drawing that the Borrower will reimburse the Issuing Lender in Dollars. In the case of any such reimbursement in Dollars of a drawing under a Letter of Credit denominated in a Foreign Currency, the Administrative Agent shall notify the Issuing Lender and the Borrower of the Dollar Equivalent of the amount of the drawing promptly following the determination thereof. In the event that a drawing denominated in a Foreign Currency is to be reimbursed in Dollars and the Dollar amount paid by the Borrower shall not be adequate on the date of that payment to purchase in accordance with normal banking procedures a sum denominated in the Foreign Currency equal to the drawing, the Borrower agrees, as a separate and independent obligation, to indemnify the Issuing Lender for the loss resulting from its inability on that date to purchase the Foreign Currency in the full amount of the drawing. Each such payment shall be made to the Issuing Lender at its address for notices referred to herein in Same Day Funds; provided that the Borrower may, subject to the satisfaction of the conditions to borrowing set forth herein, request in accordance with Section 2.2 or Section 2.4(a) that such payment be financed with a Revolving Loan or a Swingline Loan, as applicable, in an equivalent amount and, to the extent so financed, the Borrower’s obligations to make such payment shall be discharged and replaced by the resulting Revolving Loan or Swingline Loan. (b) If the Issuing Lender shall not have received from the Borrower the payment that it is required to make pursuant to Section 3.5(a) with respect to a Letter of Credit within the time ny-2616960 75 specified in such Section, the Issuing Lender will promptly notify the Administrative Agent of the L/C Disbursement and the Administrative Agent will promptly notify each L/C Lender of such L/C Disbursement and its L/C Percentage thereof, and each L/C Lender shall pay to the Issuing Lender upon demand at the Issuing Lender’s address for notices specified herein an amount equal to such L/C Lender’s L/C Percentage of such L/C Disbursement (expressed in Dollars in the amount of the Dollar Equivalent thereof in the case of a Letter of Credit denominated in a Foreign Currency) (and the Administrative Agent may apply Cash Collateral provided for this purpose); upon such payment pursuant to this paragraph to reimburse the Issuing Lender for any L/C Disbursement, the Borrower shall be required to reimburse the L/C Lenders for such payments (including interest accrued thereon from the date of such payment until the date of such reimbursement at the rate applicable to Revolving Loans that are ABR Loans plus 2% per annum) on demand; provided that if at the time of and after giving effect to such payment by the L/C Lenders, the conditions to borrowings and Revolving Loan Conversions set forth in Section 5.2 are satisfied, the Borrower may, by written notice to the Administrative Agent certifying that such conditions are satisfied and that all interest owing under this paragraph has been paid, request that such payments by the L/C Lenders be converted into Revolving Loans (a “Revolving Loan Conversion”), in which case, if such conditions are in fact satisfied, the L/C Lenders shall be deemed to have extended, and the Borrower shall be deemed to have accepted, a Revolving Loan in the aggregate principal amount of such payment without further action on the part of any party, and the Total L/C Commitments shall be permanently reduced by such amount; any amount so paid pursuant to this paragraph shall, on and after the payment date thereof, be deemed to be Revolving Loans for all purposes hereunder; provided that the Issuing Lender, at its option and without any further consent of any Lender or the Administrative Agent, may effectuate a Revolving Loan Conversion regardless of whether the conditions to borrowings and Revolving Loan Conversions set forth in Section 5.2 are satisfied. 3.6 Obligations Absolute. The Borrower’s obligations under this Section 3 shall be absolute and unconditional under any and all circumstances and irrespective of any setoff, counterclaim or defense to payment that the Borrower may have or have had against the Issuing Lender, any beneficiary of a Letter of Credit or any other Person. The Borrower also agrees with the Issuing Lender that the Issuing Lender shall not be responsible for, and the Borrower’s obligations hereunder shall not be affected by, among other things, the validity or genuineness of documents or of any endorsements thereon, even though such documents shall in fact prove to be invalid, fraudulent or forged, or any dispute between or among the Borrower and any beneficiary of any Letter of Credit or any other party to which such Letter of Credit may be transferred or any claims whatsoever of the Borrower against any beneficiary of such Letter of Credit or any such transferee. The Issuing Lender shall not be liable for any error, omission, interruption or delay in transmission, dispatch or delivery of any message or advice, however transmitted, in connection with any Letter of Credit, except for errors or omissions found by a final and nonappealable decision of a court of competent jurisdiction to have resulted from the bad faith, gross negligence or willful misconduct of the Issuing Lender. The Borrower agrees that any action taken or omitted by the Issuing Lender under or in connection with any Letter of Credit or the related drafts or documents, if done in the absence of bad faith, gross negligence or willful misconduct, shall be binding on the Borrower and shall not result in any liability of the Issuing Lender to the Borrower. In addition to amounts payable as elsewhere provided in the Agreement, the Borrower hereby agrees to pay and to protect, indemnify, and save Issuing Lender harmless from and against any and all claims, demands, liabilities, damages, losses, costs, charges and expenses (including reasonable attorneys’ fees) that the Issuing Lender may incur or be subject to as a consequence, direct or indirect, of (A) the issuance of any Letter of Credit, or (B) the failure of Issuing Lender or of any L/C Lender to honor a demand for payment under any Letter of Credit thereof as a result of any act or omission, whether rightful or wrongful, of any present or future de jure or de facto government or Governmental Authority, in each case other than to the extent solely as a result of the bad faith, gross negligence or ny-2616960 76 willful misconduct of Issuing Lender or such L/C Lender (as determined by a court of competent jurisdiction by a final nonappealable judgment). 3.7 Letter of Credit Payments. If any draft shall be presented for payment under any Letter of Credit, the Issuing Lender shall promptly notify the Administrative Borrower and the Administrative Agent of the date and amount thereof. The responsibility of the Issuing Lender to the Borrower in connection with any draft presented for payment under any Letter of Credit shall, in addition to any payment obligation expressly provided for in such Letter of Credit, be limited to determining that the documents (including each draft) delivered under such Letter of Credit in connection with such presentment are substantially in conformity with such Letter of Credit. 3.8 Applications. To the extent that any provision of any Application related to any Letter of Credit is inconsistent with the provisions of this Section 3, the provisions of this Section 3 shall apply. 3.9 Interim Interest. If the Issuing Lender shall make any L/C Disbursement in respect of a Letter of Credit, then, unless either the Borrower shall have reimbursed such L/C Disbursement in full within the time period specified in Section 3.5(a) or the L/C Lenders shall have reimbursed such L/C Disbursement in full on such date as provided in Section 3.5(b), in each case the Dollar Equivalent of the unpaid amount thereof shall bear interest for the account of the Issuing Lender, for each day from and including the date of such L/C Disbursement to but excluding the date of payment by the Borrower, at the rate per annum that would apply to such amount if such amount were a Revolving Loan that is an ABR Loan; provided that the provisions of Section 2.10(c) shall be applicable to any such amounts not paid when due. 3.10 Cash Collateral. (a) Certain Credit Support Events. Upon the request of the Administrative Agent or the Issuing Lender (i) if the Issuing Lender has honored any full or partial drawing request under any Letter of Credit and such drawing has resulted in an L/C Advance by all the L/C Lenders that is not reimbursed by the Borrower or converted into a Revolving Loan or Swingline Loan pursuant to Section 3.5(b), or (ii) if, as of the Letter of Credit Maturity Date, any L/C Exposure for any reason remains outstanding, the Borrower shall, in each case, immediately Cash Collateralize the then effective L/C Exposure in an amount equal to 103% of such L/C Exposure (110% in the case of any Letter of Credit in a currency other than Dollars). At any time that there shall exist a Defaulting Lender, within one (1) Business Day following the request of the Administrative Agent or the Issuing Lender (with a copy to the Administrative Agent), the Borrower shall deliver to the Administrative Agent Cash Collateral in an amount sufficient to cover 103% (110% in the case of any Letter of Credit in a currency other than Dollars) of the Fronting Exposure relating to the Letters of Credit (after giving effect to Section 2.19(a)(iv) and any Cash Collateral provided by such Defaulting Lender). (b) Grant of Security Interest. All Cash Collateral (other than credit support not constituting funds subject to deposit) shall be maintained in blocked, non-interest bearing deposit accounts with the Administrative Agent. The Borrower, and to the extent provided by any Lender or Defaulting Lender, such Lender or Defaulting Lender, hereby grants to (and subjects to the control of) the Administrative Agent, for the benefit of the Administrative Agent, the Issuing Lender and the L/C Lenders, and agrees to maintain, a first priority security interest and Lien in all such Cash Collateral and in all proceeds thereof, as security for the Obligations to which such Cash Collateral may be applied pursuant to Section 3.10(c). If at any time the Administrative Agent determines that Cash Collateral is subject to any right or claim of any Person other than the Administrative Agent or any Issuing Lender as ny-2616960 77 herein provided, or that the total amount of such Cash Collateral is less than 103% (110% in the case of any Letter of Credit in a currency other than Dollars) of the applicable L/C Exposure, Fronting Exposure and other Obligations secured thereby, the Borrower or the relevant Lender or Defaulting Lender, as applicable, will, promptly upon demand by the Administrative Agent, pay or provide to the Administrative Agent additional Cash Collateral in an amount sufficient to eliminate such deficiency (after giving effect to any Cash Collateral provided by such Defaulting Lender). (c) Application. Notwithstanding anything to the contrary contained in this Agreement, Cash Collateral provided under any of this Section 3.10, Section 2.19 or otherwise in respect of Letters of Credit shall be held and applied to the satisfaction of the specific L/C Exposure, obligations to fund participations therein (including, as to Cash Collateral provided by a Defaulting Lender, any interest accrued on such obligation) and other obligations for which the Cash Collateral was so provided, prior to any other application of such property as may otherwise be provided for herein. (d) Termination of Requirement. Cash Collateral (or the appropriate portion thereof) provided to reduce Fronting Exposure in respect of Letters of Credit or other Obligations shall no longer be required to be held as Cash Collateral pursuant to this Section 3.10 following (i) the elimination of the applicable Fronting Exposure and other Obligations giving rise thereto (including by the termination of the Defaulting Lender status of the applicable Lender), or (ii) a determination by the Administrative Agent and the Issuing Lender that there exists excess Cash Collateral; provided, however, (A) that Cash Collateral furnished by or on behalf of a Loan Party shall not be released during the continuance of an Event of Default, and (B) that, subject to Section 2.19, the Person providing such Cash Collateral and the Issuing Lender may agree that such Cash Collateral shall not be released but instead shall be held to support future anticipated Fronting Exposure or other obligations, and provided further, that to the extent that such Cash Collateral was provided by the Borrower or any other Loan Party, such Cash Collateral shall remain subject to any security interest and Lien granted pursuant to the Loan Documents including any applicable Specified Cash Management Agreement. 3.11 Additional Issuing Lenders. The Borrower may, at any time and from time to time with the consent of the Administrative Agent (which consent shall not be unreasonably withheld) and such Lender, designate one or more additional Lenders to act as an Issuing Lender under the terms of this Agreement. Any Lender designated as an Issuing Lender pursuant to this paragraph shall be deemed to be an “Issuing Lender” (in addition to being a Lender) in respect of Letters of Credit issued or to be issued by such Lender, and, with respect to such Letters of Credit, such term shall thereafter apply to the other Issuing Lender and such Lender. 3.12 Resignation of the Issuing Lender. The Issuing Lender may resign at any time by giving at least thirty (30) days’ prior written notice to the Administrative Agent, the Lenders and the Administrative Borrower. Subject to the next succeeding paragraph, upon the acceptance of any appointment as the Issuing Lender hereunder by a Lender that shall agree to serve as successor Issuing Lender, such successor shall succeed to and become vested with all the interests, rights and obligations of the retiring Issuing Lender and the retiring Issuing Lender shall be discharged from its obligations to issue additional Letters of Credit hereunder without affecting its rights and obligations with respect to Letters of Credit previously issued by it. At the time such resignation shall become effective, the Borrower shall pay all accrued and unpaid fees pursuant to Section 3.3. The acceptance of any appointment as the Issuing Lender hereunder by a successor Lender shall be evidenced by an agreement entered into by such successor, in a form satisfactory to the Administrative Borrower and the Administrative Agent, and, from and after the effective date of such agreement, (i) such successor Lender shall have all the rights and obligations of the previous Issuing Lender under this Agreement and the other Loan Documents and (ii) references herein and in the other Loan Documents to the term “Issuing Lender” shall be deemed to refer to such successor or to any previous Issuing Lender, or to such ny-2616960 78 successor and all previous Issuing Lenders, as the context shall require. After the resignation of the Issuing Lender hereunder, the retiring Issuing Lender shall remain a party hereto and shall continue to have all the rights and obligations of an Issuing Lender under this Agreement and the other Loan Documents with respect to Letters of Credit issued by it prior to such resignation, but shall not be required to issue additional Letters of Credit. 3.13 Applicability of UCP and ISP. Unless otherwise expressly agreed by the Issuing Lender and the Borrower when a Letter of Credit is issued and subject to applicable laws, the Letters of Credit shall be governed by and subject to (a) with respect to standby Letters of Credit, the rules of the ISP, and (b) with respect to commercial Letters of Credit, the rules of the Uniform Customs and Practice for Documentary Credits, as published in its most recent version by the International Chamber of Commerce on the date any commercial Letter of Credit is issued. SECTION 4 REPRESENTATIONS AND WARRANTIES To induce the Administrative Agent and the Lenders to enter into this Agreement and to make the Loans and issue the Letters of Credit, the Borrower hereby jointly and severally represent and warrant to the Administrative Agent and each Lender, as to itself and each other Group Member, that: 4.1 Financial Condition. The audited consolidated balance sheets of the Borrower as of December 31, 2019, December 31, 2020 and December 31, 2021 and the related consolidated statements of income and of cash flows for the fiscal years ended on such dates, reported on by and accompanied by an unqualified report from March 31, 2022 present fairly in all material respects the consolidated financial condition of the Borrower as at such dates, and the consolidated results of its operations and its consolidated cash flows for the respective fiscal years then ended. The unaudited consolidated balance sheet of the Borrower as at March 31, 2022, and the related unaudited consolidated statements of income and cash flows for the fiscal quarter ended on such date, present fairly in all material respects the consolidated financial condition of the Borrower as at such date, and the consolidated results of its operations and its consolidated cash flows for the fiscal quarter then ended (subject to normal year-end audit adjustments). All such financial statements, including the related schedules and notes thereto, have been prepared in accordance with GAAP applied consistently throughout the periods involved (except as disclosed therein). 4.2 No Change. Since December 31, 2021, there has been no development or event that has had or would reasonably be expected to have a Material Adverse Effect. 4.3 Existence; Compliance with Law. Each Group Member (a) is duly organized, validly existing and in good standing (if applicable) under the laws of the jurisdiction of its organization, (b) has the power and authority, and the legal right, to own and operate its property, to lease the property it operates as lessee and to conduct the business in which it is currently engaged, except to the extent where such Group Member’s failure to have such power, authority or legal right would not reasonably be expected to have a Material Adverse Effect, (c) is duly qualified as a foreign corporation or other organization and in good standing (if applicable) under the laws of each jurisdiction where the failure to be so qualified or in good standing would reasonably be expected to have a Material Adverse Effect and (d) is in material compliance with all Requirements of Law except in such instances in which (i) such Requirement of Law is being contested in good faith by appropriate proceedings diligently conducted, or (ii) the failure to comply therewith, either individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

ny-2616960 79 4.4 Power, Authorization; Enforceable Obligations. Each Loan Party has the power and authority, and the legal right, to make, deliver and perform the Loan Documents to which it is a party and, in the case of the Borrower, to obtain extensions of credit hereunder. Each Loan Party has taken all necessary organizational action to authorize the execution, delivery and performance of the Loan Documents to which it is a party and, in the case of the Borrower, to authorize the extensions of credit on the terms and conditions of this Agreement. No Governmental Approval or consent or authorization of, filing with, notice to or other act by or in respect of, any other Person is required in connection with the extensions of credit hereunder or with the execution, delivery, performance, validity or enforceability of this Agreement or any of the Loan Documents, except (i) (x) Governmental Approvals, consents, authorizations, filings and notices have been obtained or made and are in full force and effect or (y) the Loan Party’s failure to so obtain would not reasonably be expected to have a Material Adverse Effect, (ii) the filings referred to in Section 4.19 (and subsequent filings and recordings with respect to registered or applied-for Intellectual Property acquired by the Loan Parties after the Closing Date) and (iii) recording of the transfer of registrations and applications for Intellectual Property upon foreclosure. Each Loan Document has been duly executed and delivered on behalf of each Loan Party party thereto. This Agreement constitutes, and each other Loan Document upon execution and delivery will constitute, a legal, valid and binding obligation of each Loan Party party thereto, enforceable against each such Loan Party in accordance with its terms, except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors’ rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law). 4.5 No Legal Bar. The execution, delivery and performance of this Agreement and the other Loan Documents, the issuance of Letters of Credit, the extensions of credit hereunder and the use of the proceeds thereof will not violate any material Requirement of Law or any material Contractual Obligation of any Group Member and will not result in, or require, the creation or imposition of any Lien on any of their respective properties or revenues pursuant to any Requirement of Law or any such material Contractual Obligation (other than the Liens created by the Security Documents). 4.6 Litigation. No litigation, investigation or proceeding of or before any arbitrator or Governmental Authority is pending or, to the knowledge of any Loan Party, threatened in writing by or against any Group Member or against any of their respective properties or revenues that would reasonably be expected to have a Material Adverse Effect. 4.7 No Default. No Group Member is in default under or with respect to any of its Contractual Obligations in any respect that would reasonably be expected to have a Material Adverse Effect. No Default or Event of Default has occurred and is continuing, nor shall either result from the making of a requested credit extension. 4.8 Ownership of Property; Liens; Investments. Each Group Member has title in fee simple to, or a valid leasehold interest in, or other rights to use, all of its real property, and good title to, or a valid leasehold interest in, or other rights to use all of its other property material to the Group Member’s business, except where such failure would not reasonably be expected to have a Material Adverse Effect and none of such property is subject to any Lien except as permitted by Section 7.3. 4.9 Intellectual Property. Each Group Member owns, or is licensed (or otherwise has valid rights) to use, all Material Intellectual Property reasonably necessary for the conduct of its business as currently conducted. No claim has been asserted and is pending by any Person against any Group Member challenging or questioning any Group Member’s use of any Intellectual Property or the validity or effectiveness of any Group Member’s Intellectual Property, nor does any Loan Party know of any valid basis for any such claim threatened in writing, unless such claim could not reasonably be expected ny-2616960 80 to have a Material Adverse Effect; provided that for the purpose of the foregoing sentence, the definition of Intellectual Property shall not be deemed to include ‘licenses’ as described therein. The use of Intellectual Property by each Group Member, and the conduct of such Group Member’s business, as currently used or conducted, does not infringe on or otherwise violate the rights of any Person, unless such infringement or violation would not reasonably be expected to have a Material Adverse Effect, and there are no claims pending or, to the knowledge of any Loan Party, threatened in writing to such effect, except any such claim that could not reasonably be expected to have a Material Adverse Effect. 4.10 Taxes. Each Group Member has filed or caused to be filed all Israeli, U.S. federal, state income and other material tax returns that are required to be filed (taking into account all applicable extension periods) and has paid all taxes shown to be due and payable on said returns or on any assessments made against it or any of its property and all other taxes, fees or other charges imposed on it or any of its property by any Governmental Authority (other than any such taxes, fees or other charges, the amount or validity of which is currently being contested in good faith by appropriate proceedings and with respect to which reserves in conformity with GAAP have been provided on the books of the relevant Group Member or where the failure to file such returns or pay such Taxes would not reasonably be expected to have a Material Adverse Effect); no tax Lien has been filed, and, to the knowledge of the Loan Parties, no claim is being asserted in writing, with respect to any such tax, fee or other charge, except any such Lien that is permitted to exist under Section 7.3 and any claim that would not reasonably be expected to have a Material Adverse Effect. 4.11 Federal Regulations. The Borrower is not engaged and will not engage, principally or as one of its important activities, in the business of “buying” or “carrying” “margin stock” (within the respective meanings of each of the quoted terms under Regulation U as now and from time to time hereafter in effect) or extending credit for the purpose of purchasing or carrying margin stock. No part of the proceeds of any Loans, and no other extensions of credit hereunder, will be used for buying or carrying any such margin stock or for extending credit to others for the purpose of purchasing or carrying margin stock in violation of Regulation U or Regulation X. 4.12 Labor Matters. Except as, in the aggregate, would not reasonably be expected to have a Material Adverse Effect: (a) there are no strikes or other labor disputes against any Loan Party pending or, to the knowledge of the Loan Parties, threatened; (b) hours worked by and payment made to employees of each Loan Party have not been in violation of the Fair Labor Standards Act or any other applicable Requirement of Law dealing with such matters; and (c) all payments due from any Loan Party on account of employee health and welfare insurance have been paid or accrued as a liability on the books of the relevant Loan Party. 4.13 ERISA. Except as, in the aggregate, could not reasonably be expected to have a Material Adverse Effect (a) the Borrower and its ERISA Affiliates are in compliance in all material respects with all applicable provisions and requirements of ERISA with respect to each Plan; (b) no ERISA Event has occurred or is reasonably expected to occur; (c) the Borrower and each of its ERISA Affiliates have met all applicable requirements under the ERISA Funding Rules with respect to each Pension Plan, and no waiver of the minimum funding standards under the ERISA Funding Rules has been applied for or obtained; (d) as of the most recent valuation date for any Pension Plan, the funding target attainment percentage (as defined in Section 430(d)(2) of the Code) is at least 60%, and neither the ny-2616960 81 Borrower nor any of its ERISA Affiliates knows of any facts or circumstances that would reasonably be expected to cause the funding target attainment percentage to fall below 60% as of the most recent valuation date; (e) (g)(f) assuming no Lender is using “plan assets” to fund any transactions contemplated hereunder, the execution and delivery of this Agreement and the consummation of the transactions contemplated hereunder will not result in any transaction that is subject to the prohibitions of Section 406 of ERISA or in connection with which taxes could be imposed pursuant to Section 4975(c)(1)(A)-(D) of the Code; (f) (i) the Borrower is not and will not be a “plan” within the meaning of Section 4975(e) of the Code; (ii) the assets of the Borrower do not and will not constitute “plan assets” within the meaning of the United States Department of Labor Regulations set forth in 29 C.F.R. §2510.3-101; (iii) the Borrower is not and will not be a “governmental plan” within the meaning of Section 3(32) of ERISA; and (iv) transactions by or with the Borrower are not and will not be subject to state statutes applicable to the Borrower regulating investments of fiduciaries with respect to governmental plans. 4.14 Investment Company Act. No Loan Party is required to register as an “investment company,” or a company “controlled” by an “investment company,” within the meaning of the Investment Company Act of 1940, as amended. 4.15 Subsidiaries. As of the Closing Date, (a) Schedule 4.15 sets forth the name and jurisdiction of organization of each Subsidiary of the Borrower and, as to each such Subsidiary, the percentage of each class of Capital Stock owned by any Loan Party, and (b) there are no outstanding subscriptions, options, warrants, calls, rights or other agreements or commitments (other than equity awards granted to employees, consultants or directors and directors’ qualifying shares) of any nature relating to any Capital Stock of any Subsidiary of the Borrower, except as may be created by the Loan Documents. 4.16 Use of Proceeds. The proceeds of (a) the Revolving Loans, Swingline Loans and Letters of Credit shall be used to consummate the Refinancing, to arrange and syndicate the Facilities, to pay related fees and expenses of the foregoing (collectively the “Transactions”) and for ongoing working capital and other general corporate purposes, and (b) any Increase shall be used for working capital and other general corporate purposes. 4.17 Environmental Matters. Except as, in the aggregate, would not reasonably be expected to have a Material Adverse Effect, no Loan Party has failed to comply with any Environmental Law or to obtain, maintain or comply with any permit license or other approval required under any Environmental Law, (ii) to the knowledge of the Borrower, is subject to any Environmental Liability or (iii) has received written notice of any claim with respect to any Environmental Liability. 4.18 Accuracy of Information, etc. No statement or information contained in this Agreement, any other Loan Document or any other document, certificate or written statement furnished by or on behalf of any Loan Party to the Administrative Agent or the Lenders, or any of them, for use in connection with the transactions contemplated by this Agreement or the other Loan Documents, taken as a whole, including any supplements or updates thereto, contained as of the date such statement, information, document or certificate was so furnished, any untrue statement of a material fact or omitted to state a material fact necessary to make the statements contained herein or therein not misleading. The projections and any pro forma financial information contained in the materials referenced above are based upon good faith estimates and assumptions believed by management of the Borrower to be reasonable at the time made, it being recognized by the Lenders that such financial information as it ny-2616960 82 relates to future events is not to be viewed as fact and that actual results during the period or periods covered by such financial information may differ from the projected results set forth therein by a material amount. 4.19 Security Documents. (a) The Guarantee and Collateral Agreement and Debentures are effective to create in favor of the Administrative Agent, for the benefit of the Secured Parties, a legal, valid and enforceable security interest in the Collateral described therein and proceeds thereof. In the case of the Pledged Stock (as defined in the Guarantee and Collateral Agreement and the Debentures) that are securities represented by stock certificates or otherwise constituting certificated securities within the meaning of Section 8-102(a)(15) of the UCC or the corresponding code or statute of any other applicable jurisdiction (“Certificated Securities”), when certificates representing such Pledged Stock are delivered to the Administrative Agent, and in the case of the other Collateral constituting personal property described in the Guarantee and Collateral Agreement and/or the Debentures, when financing statements and/or other filings specified on Schedule 4.19(a) in appropriate form are filed in the offices specified on Schedule 4.19(a), the Administrative Agent, for the benefit of the Secured Parties, shall have a fully perfected (to the extent perfection is required under the Loan Documents) Lien on, and security interest in, all right, title and interest of the Loan Parties in such Collateral and the proceeds thereof, as security for the Obligations, in each case prior and superior in right to any other Person (except, in the case of Collateral other than Pledged Stock, Liens permitted by Section 7.3). As of the Closing Date, none of the Loan Parties that is a limited liability company or partnership has any Capital Stock that is a Certificated Security. (b) Each of the Mortgages delivered after the Closing Date will be, upon execution, effective to create in favor of the Administrative Agent, for the benefit of the Secured Parties, a legal, valid and enforceable Lien on the Mortgaged Properties described therein and proceeds thereof, and when the Mortgages are filed in the offices for the applicable jurisdictions in which the Mortgaged Properties are located, each such Mortgage shall constitute a fully perfected Lien on, and security interest in, all right, title and interest of the Loan Parties in the Mortgaged Properties and the proceeds thereof, as security for the Obligations (as defined in the relevant Mortgage), in each case prior and superior in right to any other Person. 4.20 Solvency; Voidable Transaction. The Group Members, when taken as whole, and after giving effect to the incurrence of all Indebtedness, Obligations and obligations being incurred in connection herewith, are Solvent. No transfer of property is being made by any Loan Party and no obligation is being incurred by any Loan Party in connection with the transactions contemplated by this Agreement or the other Loan Documents with the intent to hinder, delay, or defraud either present or future creditors of such Loan Party. 4.21 Insurance. All insurance maintained by the Loan Parties is in full force and effect, all premiums have been duly paid, no Loan Party has received notice cancellation thereof, and there exists no default under any requirement of such insurance, in each case except as would not or would not reasonably be expected to have a Material Adverse Effect. Each Loan Party maintains insurance (which may be self-insurance reasonable and customary for similarly situated Persons engaged in the same or similar business) with financially sound and reputable insurance companies (determined as of the date such insurance is obtained) on all its property in at least such amounts and against at least such risks as are usually insured against in the same general area by companies engaged in the same or a similar business, in each case except as would not or would not reasonably be expected to have a Material Adverse Effect.

ny-2616960 83 4.22 Revenue. No such Account included in any calculation of Consolidated Total Revenue or Consolidated Quick Assets, shall have been sold, disposed or otherwise transferred as part of a Permitted Secured Financing or Permitted Risk Retention Facility, nor shall such Account be a Financing Asset. To the knowledge of the Group Members, the Group Members are the owner of and have the legal right to sell, transfer, assign and encumber its rights with respect to each Account, except to the extent the lack thereof would not reasonably be expected to have a Material Adverse Effect, and there are no defenses, offsets, counterclaims or agreements for which the Account Debtor may claim any deduction or discount which would reasonably be expected to have a Material Adverse Effect. 4.23 OFAC. No Group Member, nor, to the knowledge of the Borrower or any such Group Member, any director, officer, employee, agent, affiliate or representative thereof, is a Sanctioned Person. 4.24 Anti-Corruption Laws. Each of the Group Members and, to the knowledge of each of the Group Members, each officer, director, employee and agent of each Group Member has conducted its business in compliance in all material respects with applicable anti-corruption laws and have instituted and maintained policies and procedures reasonably designed to promote and achieve compliance by each of the Group Members and their respective directors, officers, employees and agents with such laws. 4.25 Breaching Company. The BorrowerPagaya Israel and any other Israeli Loan Party from time to time party hereto, is not a “Breaching Company” under Section 362A of the Israeli Companies Laws 5759-1999. 4.26 IIA and Investment Center. As of the Closing Date, other than under a tax ruling concerning “Industrial Enterprise”, “Preferred Technological Enterprise” and “Technological Income” issued to the BorrowerPagaya Israel by the Israeli Tax Authority on November 18, 2021, the BorrowerPagaya Israel did not receive any grants, funds or benefits (including, but not limited to, tax benefits) from IIA (formerly known as the National Authority for Technological Innovation), Investment Center or the Binational Industrial Research and Development Foundation. The Borrower is not obligated to pay any royalties or any other payments to the IIA, Investment Center or the Binational Industrial Research and Development Foundation. The transactions contemplated under this Agreement and any other Loan Document (including the realization of the Collateral) are not subject to any right and do not require the approval of the IIA, Investment Center or the Binational Industrial Research and Development Foundation. 4.27 Representations as to Foreign Obligors. (a) Each Foreign Obligor is subject to civil and commercial Requirements of Law with respect to its Obligations under, as applicable, this Agreement and the other Loan Documents to which it is a party (collectively, as to each such Foreign Obligor, the “Applicable Foreign Obligor Documents”), and the execution, delivery and performance by each such Foreign Obligor of the Applicable Foreign Obligor Documents to which it is party constitute and will constitute private and commercial acts and not public or governmental acts. No such Foreign Obligor nor any of its respective property has any immunity from jurisdiction of any court or from any legal process (whether through service or notice, attachment prior to judgment, attachment in aid of execution, execution or otherwise) under the laws of the jurisdiction in which such Foreign Obligor is organized and existing in respect of its Obligations under the Applicable Foreign Obligor Documents to which it is party. (b) Each of the Applicable Foreign Obligor Documents are in proper legal form under the respective Requirements of Law of the jurisdiction in which the applicable Foreign Obligor party to such Applicable Foreign Obligor Documents is organized and existing (i) for the enforcement ny-2616960 84 thereof against such Foreign Obligor under such Requirements of Law, and (ii) to ensure the legality, validity, enforceability, priority or admissibility in evidence thereof. It is not necessary to ensure the legality, validity, enforceability, priority or admissibility in evidence of any such Applicable Foreign Obligor Documents that such Applicable Foreign Obligor Documents be filed, registered or recorded with, or executed or notarized before, any court or other authority in the jurisdiction in which the applicable Foreign Obligor is organized and existing or that any registration charge or stamp or similar tax be paid on or in respect of any such Applicable Foreign Obligor Documents or any other document, except for (x) any such filing, registration, recording, execution or notarization that has been made or that is not required to be made until such Applicable Foreign Obligor Document or any such other document is sought to be enforced, (y) any charge or tax as has been timely paid and (z) registration of the Debentures with the Israeli Registrar of Companies. (c) There is no tax, levy, impost, duty, fee, assessment or other governmental charge, or any deduction or withholding, imposed by any Governmental Authority in or of the jurisdiction in which any Foreign Obligor is organized and existing either (i) on or by virtue of the execution or delivery of the Applicable Foreign Obligor Documents to which any such Foreign Obligor is party, or (ii) on any payment to be made by any such Foreign Obligor pursuant to the Applicable Foreign Obligor Documents to which it is party, except as has been disclosed to the Administrative Agent. SECTION 5 CONDITIONS PRECEDENT 5.1 Conditions to Initial Extension of Credit. Except as set forth in Section 5.3, the effectiveness of this Agreement and the obligation of each Lender to make its initial extension of credit hereunder shall be subject to the satisfaction or waiver, prior to or concurrently with the making of such extension of credit on the Closing Date, of the following conditions precedent: (a) Loan Documents. The Administrative Agent shall have received each of the following, each of which shall be in form and substance reasonably satisfactory to the Administrative Agent: (i) this Agreement, executed and delivered by the Administrative Agent, the Borrower and each Lender listed on Schedule 1.1A; (ii) the Collateral Information Certificate executed by a Responsible Officer of the Borrower; (iii) if requested by a Revolving Lender at least three (3) Business Days prior to the Closing Date, a Revolving Loan Note executed by the Borrower in favor of such Revolving Lender; (iv) if requested by the Swingline Lender at least three (3) Business Days prior to the Closing Date, the Swingline Loan Note executed by the Borrower in favor of the Swingline Lender; (v) the Guarantee and Collateral Agreement, executed and delivered by the parties thereto;

ny-2616960 85 (vi) each Intellectual Property Security Agreement, executed by the parties thereto; (vii) duly executed original signatures of Debentures (together with each Israeli Loan Party’s stamp) and duly executed original notices to the Israeli Registrar of Companies for the registration of the Debentures (together with each Israeli Loan Party’s stamp) as required for the registration of the Debentures; and (viii) a flow of funds agreement, which shall be prepared by the Administrative Agent and approved by the Borrower. (b) Approvals. Except for the Governmental Approvals described on Schedule 4.4, all Governmental Approvals and consents and approvals of, or notices to, any Person (including the holders of any Capital Stock issued by any Loan Party) required in connection with the execution and performance of the Loan Documents, and the consummation of the transactions contemplated hereby, shall have been obtained and be in full force and effect. (c) Secretary’s or Managing Member’s Certificates; Certified Operating Documents; Good Standing Certificates. The Administrative Agent shall have received a certificate of each Loan Party, dated the Closing Date and executed by the Secretary, Managing Member or equivalent officer of such Loan Party, in form and substance reasonably acceptable to the Administrative Agent, with following insertions and attachments: (A) the Operating Documents of such Loan Party certified, in the case of formation documents, as of a recent date by the secretary of state or similar official of the relevant jurisdiction of organization of such Loan Party, (B) the relevant board resolutions or written consents of such Loan Party adopted by the applicable governing body of such Loan Party for the purposes of authorizing such Loan Party to enter into and perform the Loan Documents to which such Loan Party is party, (C) the names, titles, incumbency and signature specimens of those representatives of such Loan Party who have been authorized by such resolutions and/or written consents to execute Loan Documents on behalf of such Loan Party, and (D) a good standing certificate for each Loan Party from its respective jurisdiction of organization. (d) Responsible Officer’s Certificate. The Administrative Agent shall have received a certificate signed by a Responsible Officer of the Borrower, dated as of the Closing Date, in form and substance reasonably satisfactory to it, certifying that the conditions specified in Sections 5.1(n), 5.1(p), 5.2(a) and 5.2(d) have been satisfied. (e) Patriot Act, etc. The Administrative Agent and each Lender shall have received, prior to the Closing Date, all documentation and other information requested to comply with applicable “know your customer” and anti-money-laundering rules and regulations, including the Patriot Act and the Beneficial Ownership Regulation (including a Beneficial Ownership Certification), and a properly completed and signed IRS Form W-8 or W-9, as applicable, for each Loan Party, and which was requested by the Administrative Agent or any Lender in writing at least five (5) Business Days prior to the Closing Date. (f) [Reserved]. (g) Existing Credit Facility. (A) The Administrative Agent shall have received a duly executed copy of a customary payoff letter in form and substance reasonably acceptable to the Administrative Agent, (B) all obligations of the Borrower in respect of the Existing Credit Facility (other than Unasserted Obligations shall, substantially concurrently with the funding of the Loan proceeds on the Closing Date have been paid in full and (C) evidence reasonably satisfactory to the Administrative ny-2616960 86 Agent, in its reasonable discretion, that all Liens created in connection with the Existing Credit Facility were terminated and released. (h) Collateral Matters. (i) Lien Searches. The Administrative Agent shall have received the results of recent lien, judgment and litigation searches in each of the jurisdictions reasonably required by the Administrative Agent, and such searches shall reveal no liens on any of the assets of the Loan Parties except for Liens permitted by Section 7.3, or Liens to be discharged on or prior to the Closing Date. (ii) Pledged Stock; Stock Powers; Pledged Notes. The Administrative Agent shall have received (A) the certificates representing the shares of Capital Stock pledged to the Administrative Agent (for the benefit of the Secured Parties) pursuant to the Guarantee and Collateral Agreement and the Debentures, together with an undated stock power for each such certificate executed in blank by a duly authorized officer of the pledgor thereof, and (B) each promissory note (if any) pledged to the Administrative Agent (for the benefit of the Secured Parties) pursuant to the Guarantee and Collateral Agreement and the Debentures, endorsed (without recourse) in blank (or accompanied by an executed transfer form in blank) by the pledgor thereof. (iii) Filings, Registrations, Recordings, Agreements, Etc. Subject to the provisions of Section 5.3, each document or instrument (including any UCC financing statements, notices in connection with the Debentures, the Intellectual Property Security Agreement and Control Agreements) required by the Security Documents to be filed, registered or recorded to create in favor of the Administrative Agent (for the benefit of the Secured Parties), a perfected (to the extent perfection is required under the Loan Documents) Lien on the Collateral described therein, prior and superior in right and priority to any Lien in the Collateral held by any other Person (other than with respect to Liens expressly permitted by Section 7.3), shall have been executed and/or delivered (if applicable) to the Administrative Agent or, as applicable, be in proper form for filing, registration or recordation. (i) Minimum Revenue. The Lenders shall be satisfied (in their reasonable discretion) that the Consolidated Total Revenue for the period of twelve consecutive months ending on June 30, 2022, shall have been no less than the amount previously disclosed by the Borrower to the Administrative Agent and the Lenders. (j) Fees. The Lenders and the Administrative Agent shall have received all fees required to be paid on or prior to the Closing Date (including pursuant to the Closing Date Fee Letter), and all reasonable and documented fees and expenses for which invoices have been presented (including the reasonable and documented fees and expenses of legal counsel to the Administrative Agent) for payment three (3) Business Days (or such later date as may be agreed by the Borrower and the Administrative Agent) before the Closing Date. (k) Legal Opinions. The Administrative Agent shall have received the executed legal opinions of (x) Skadden, Arps, Slate, Meagher & Flom LLP, New York counsel to the Loan Parties and (y) Goldfarb Seligman & Co., local Israeli counsel to the Loan Parties, in each case, in form and substance reasonably satisfactory to the Administrative Agent. (l) Borrowing Notices. The Administrative Agent shall have received, in respect of any Revolving Loans to be made on the Closing Date, a completed Notice of Borrowing executed by the Borrower and otherwise complying with the requirements of Section 2.2.

ny-2616960 87 (m) Solvency Certificate. The Administrative Agent shall have received a Solvency Certificate from the chief financial officer or treasurer of the Borrower. (n) No Material Adverse Effect. There shall not have occurred since December 31, 2021, any event or condition that has had or could be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. (o) No Litigation. No litigation, investigation or proceeding of or before any arbitrator, court or Governmental Authority shall be pending or, to the knowledge of any Loan Party, threatened in writing, that would reasonably be expected to have a Material Adverse Effect. (p) Minimum Consolidated Adjusted Quick Ratio. The Consolidated Adjusted Quick Ratio of the Loan Parties shall not be less than 1.25:1.00 as of March 31, 2022, calculated on a Pro Forma Basis to give effect to the Transactions. For purposes of determining compliance with the conditions specified in this Section 5.1, each Lender that has executed this Agreement shall be deemed to have consented to, approved or accepted or to be satisfied with, each document or other matter either sent (or made available) by the Administrative Agent to such Lender for consent, approval, acceptance or satisfaction, or required thereunder to be consented to or approved by or acceptable or satisfactory to such Lender, unless an officer of the Administrative Agent responsible for the transactions contemplated by the Loan Documents shall have received notice from such Lender prior to the Closing Date specifying such Lender’s objection thereto and either such objection shall not have been withdrawn by notice to the Administrative Agent to that effect on or prior to the Closing Date. For the avoidance of doubt, the Closing Date has previously occurred on September 2, 2022. 5.2 Conditions to Each Extension of Credit. The agreement of each Lender (including the Swingline Lender) and the Issuing Lender to make any extension of credit requested to be made by it on any date (including on the Closing Date) is subject to the satisfaction of the following conditions precedent: (a) Representations and Warranties. Each of the representations and warranties made by each Loan Party in or pursuant to any Loan Document (i) that is qualified by materiality shall be true and correct in all respects, and (ii) that is not qualified by materiality, shall be true and correct in all material respects, in each case, on and as of such date as if made on and as of such date, except to the extent any such representation and warranty expressly relates to an earlier date, in which case such representation and warranty shall have been true and correct in all material respects as of such earlier date. (b) Availability. With respect to any requests for any Revolving Extensions of Credit, after giving effect to such Revolving Extension of Credit, the availability and borrowing limitations specified in Section 2.1 shall be complied with. With respect to any requests for the issuance, amendment or extension of any Letter of Credit, after giving effect to such issuance, amendment or extension, the availability limitations specified in Section 3.1(a) shall be complied with. (c) Notices of Borrowing. The Administrative Agent shall have received a Notice of Borrowing or Application, as applicable, in connection with any such request for extension of credit which complies with the requirements hereof.

ny-2616960 88 (d) No Default. No Default or Event of Default shall have occurred and be continuing as of or on such date or after giving effect to the extensions of credit requested to be made on such date. (e) Registration of Israeli Debentures. Solely with respect to the first such extension of credit requested to be made under this Agreement, no later than three (3) Business Days prior to the proposed effectiveness contained in the Notice of Borrowing delivered to the Administrative Agent, the BorrowerPagaya Israel shall have delivered to Administrative Agent satisfactory evidence of the filing of the originally executed copies of the Fixed Charge Debenture and Floating Charge Debenture in respect of the BorrowerPagaya Israel and the Fixed Charge Debenture and Floating Charge Debenture in respect of Pagaya Investment Israel Ltd., which were, in each case, provided in escrow to the Administrative Agent on the Closing Date. Each borrowing of Loans (other than a continuation or conversion of then-outstanding Loans which shall only require delivery of a Notice of Conversion/Continuation) and each issuance of a Letter of Credit shall constitute a representation and warranty by the Borrower as of the date of such extension of credit that the conditions contained in clauses (a), (b) and (d) of this Section 5.2 have been satisfied. 5.3 Post-Closing Covenants. The Borrower shall satisfy each of the following to the reasonable satisfaction of the Administrative Agent, in each case, by no later than the date specified below for such conditions (or such later date as the Administrative Agent shall agree in its sole but reasonable discretion): (a) within ninety (90) days after the Closing Date, the applicable Loan Parties shall have delivered Control Agreements such that the Loan Parties are in compliance with Section 6.10; (b) within thirty (30) days after the Closing Date, the Loan Parties shall have delivered evidence of customary insurance certificates and endorsements naming the Administrative Agent as an additional insured and/or lender loss payee, as the case may be, under all property and general liability insurance policies maintained with respect to the Collateral, in each case, in form and substance reasonably satisfactory to the Administrative Agent; and (c) to the extent applicable, within thirty (30) days after the Closing Date, the Loan Parties shall have delivered a master promissory note, in form and substance reasonably acceptable to the Administrative Agent, evidencing Indebtedness owing to a Loan Party incurred pursuant to Section 7.2(c)(iii). SECTION 6 AFFIRMATIVE COVENANTS The Borrower agrees that, at all times prior to the Discharge of Obligations, each of the Loan Parties shall, and, where applicable, shall cause each of the other Group Members (and, solely with respect to Sections 6.2(c), 6.3, and 6.15, any other SPV Subsidiaries that are not Group Members) to: 6.1 Financial Statements. Furnish to the Administrative Agent for distribution to each Lender: (a) as soon as available, but in any event prior to the earlier of (x) five (5) days after the date they are required by the SEC and (y) one hundred eighty (180) days (or, in each case, such longer time as may be permitted by the SEC, including pursuant to Rule 12b-25) after the end of each fiscal year of the Borrower, a copy of the audited consolidated balance sheet of the Borrower as at the ny-2616960 89 end of such fiscal year and the related audited consolidated statements of income and of cash flows for such fiscal year, setting forth, in each case, commencing with the fiscal year ending December 31, 2023, in comparative form the figures for the previous year, reported on without a “going concern” or like qualification or exception, or qualification arising out of the scope of the audit (other than a “going concern” or like qualification, exception or qualification arising out of a potential inability to satisfy a financial covenant or an upcoming maturity of Indebtedness), by Ernst & Young Global Limited or other independent certified public accountants of nationally or internationally recognized standing; and (b) as soon as available, but in any event not later than forty-five (45) days (or such longer time as may be permitted by the SEC, including pursuant to Rule 12b-25) after the end of each of the first three fiscal quarters occurring during each fiscal year of the Borrower, commencing with the quarterly period ending on June 30, 2022, the unaudited consolidated balance sheet of the Borrower as at the end of such quarter and the related unaudited consolidated statements of income, balance sheet and of cash flows for such quarter and the portion of the fiscal year through the end of such fiscal quarter, setting forth in each case, commencing with the fiscal quarter ending March 31, 2023, in comparative form the figures for the previous year, certified by a Responsible Officer of the Borrower as being fairly stated in all material respects (subject to normal year-end audit adjustments and the absence of year-end audit footnotes). All such financial statements shall be complete and correct in all material respects and shall be prepared in reasonable detail and in accordance with GAAP applied (except as disclosed in reasonable detail therein) consistently throughout the periods reflected therein and with prior periods. Additionally, documents required to be delivered pursuant to this Section 6.1 may be delivered electronically and if so, shall be deemed to have been delivered on the date on which the Borrower posts such documents, or provides a link thereto, either: (i) on the Borrower’s website on the Internet at the website address listed in Section 10.2 (as updated from time to time); or (ii) when such documents are posted electronically on the Borrower’s behalf on an internet or intranet website to which each Lender and the Administrative Agent have access (whether a commercial, third-party website or whether sponsored by the Administrative Agent including the EDGAR filing system), if any; provided that: (A) the Borrower shall deliver paper copies of such documents to the Administrative Agent or any Lender upon its request to the Borrower to deliver such paper copies until written request to cease delivering paper copies is given by the Administrative Agent or such Lender; and (B) the Borrower shall notify (which may be by facsimile or electronic mail) the Administrative Agent and each Lender of the posting of any such documents and provide to the Administrative Agent by email electronic versions (i.e. soft copies) of such documents. The Administrative Agent shall have no obligation to request the delivery of or to maintain paper copies of the documents referred to above, and in any event shall have no responsibility to monitor compliance by the Borrower with any such request by a Lender for delivery, and each Lender shall be solely responsible for requesting delivery to it or maintaining its copies of such documents. 6.2 Certificates; Reports; Other Information. Furnish (or, in the case of clause (a) below, use commercially reasonable efforts to furnish) to the Administrative Agent, for distribution to each Lender (or, in the case of clause (f) below, to the relevant Lender): (a) concurrently with the delivery of any financial statements pursuant to Section 6.1, (i) a certificate of a Responsible Officer of the Borrower stating that such Responsible Officer has obtained no knowledge of any Default or Event of Default except as specified in such certificate, (ii) a Compliance Certificate containing all information and calculations necessary for determining whether the Loan Parties were in compliance with Section 7.1 as of the last day of the applicable fiscal period of the Borrower, (iii) to the extent not previously disclosed to the Administrative ny-2616960 90 Agent, a description of any change in the jurisdiction of organization of any Loan Party and a list of any Intellectual Property issued to, applied for or (in respect of applications and registrations of Intellectual Property) acquired by any Loan party, in each case, since the date of the most recent report delivered pursuant to this clause (iii) (or, in the case of the first such report so delivered, since the Closing Date), (iv) updated insurance certificates with respect to any policy that has been renewed to the extent that such certificates have not been previously delivered to the Administrative Agent, (v) a list of all Permitted Risk Retention Facilities and Permitted Secured Financings that have been created, acquired or entered into by any Group Member over the course of the previous fiscal quarter, setting forth in each case, which Group Member owns such financing or facility and the aggregate principal amount of Financing Assets secured in connection with such facility or financing and (vi) a list of all new Group Members created or acquired by any Group Member in the previous fiscal quarter, in each case setting forth (1) the direct parent of such new Subsidiary, and (2) whether such new Subsidiary qualifies as an Excluded Subsidiary, Immaterial Subsidiary or SPV Subsidiary; (b) as soon as available, and in any event no later than ninety (90) days (or such later date as may be agreed to by the Administrative Agent in its reasonable discretion) after the end of each fiscal year of the Borrower, a detailed consolidated financial projections or budget for the following fiscal year approved by the board of directors or management of the Borrower (including a projected consolidated balance sheet of the Borrower as of the end of each fiscal quarter of such fiscal year, the related consolidated statements of projected cash flow, projected changes in financial position and projected income and a description of the underlying assumptions applicable thereto), and, as soon as available, significant revisions, if any, of such budget and projections with respect to such fiscal year (collectively, the “Projections”), which Projections shall in each case be accompanied by a certificate of a Responsible Officer of the Borrower stating that such Projections are based on reasonable estimates, information and assumptions and that such Responsible Officer has no reason to believe that such Projections are incorrect or misleading in any material respect; (c) promptly, and in any event within five (5) Business Days after receipt thereof by any Loan Party or any other Group Member or any SPV Subsidiary, thereof, copies of each material notice or other material correspondence received from the SEC (or comparable agency in any applicable non-U.S. jurisdiction) concerning any investigation or possible investigation or other inquiry by such agency regarding financial or other operational results of any Loan Party, any other Group Member or any SPV Subsidiary (in each case, other than routine comment letters from the staff of the SEC relating to the Borrower’s or any Group Member’s or SPV Subsidiary’s filings with the SEC and any routine examination letters); (d) within five (5) days after the same are sent, copies of each annual report, proxy or financial statement or other material report that the Borrower sends to the holders of any class of any Group Member’s debt securities or public equity securities and, within five (5) days after the same are filed, copies of all annual, regular, periodic and special reports and registration statements (other than registration statements filed on a confidential basis) which the Borrower may file with the SEC under Section 13 or 15(d) of the Exchange Act, or with any national securities exchange, and not otherwise required to be delivered to the Administrative Agent pursuant hereto; (e) upon reasonable request by the Administrative Agent, within five (5) days after the same are sent or received, copies of all correspondence, reports, documents and other filings with any Governmental Authority regarding compliance with or maintenance of Governmental Approvals or Requirements of Law or that would reasonably be expected to have a Material Adverse Effect on any of the Governmental Approvals or otherwise on the operations of the Group Members; and

ny-2616960 91 (f) promptly, such additional financial and other information as the Administrative Agent or any Lender may from time to time reasonably request with respect to the Borrower and its Subsidiaries. The Borrower shall not be required to provide information or documentation pursuant to Sections 6.2(c), (e) or (f), in each case, (x) the disclosure of which would, or would reasonably be expected to, breach any confidentiality obligations binding on a Group Member (provided that such confidentiality obligations were not entered into in contemplation of hindering, conditioning or prohibiting distribution of such information pursuant to this Agreement), (y) that is subject to attorney, client or similar privilege or constitutes attorney work-product or (z) constitutes trade secrets or other sensitive information. Additionally, documents required to be delivered pursuant to this Section 6.2 may be delivered electronically and if so, shall be deemed to have been delivered on the date on which the Borrower posts such documents, or provides a link thereto, either: (i) on the Borrower’s website on the Internet at the website address listed in Section 10.2 (as updated from time to time); or (ii) when such documents are posted electronically on the Borrower’s behalf on an internet or intranet website to which each Lender and the Administrative Agent have access (whether a commercial, third-party website or whether sponsored by the Administrative Agent including the EDGAR filing system), if any; provided that: (A) the Borrower shall deliver paper copies of such documents to the Administrative Agent or any Lender upon its request to the Borrower to deliver such paper copies until written request to cease delivering paper copies is given by the Administrative Agent or such Lender; and (B) the Borrower shall notify (which may be by facsimile or electronic mail) the Administrative Agent and each Lender of the posting of any such documents and provide to the Administrative Agent by email electronic versions (i.e. soft copies) of such documents. The Administrative Agent shall have no obligation to request the delivery of or to maintain paper copies of the documents referred to above, and in any event shall have no responsibility to monitor compliance by the Borrower with any such request by a Lender for delivery, and each Lender shall be solely responsible for requesting delivery to it or maintaining its copies of such documents. 6.3 Excess Cash. The Borrower shall cause each SPV Subsidiary with Excess Cash to distribute on a periodic basis, but not less often then quarterly, such Excess Cash into an account of a Loan Party, which account shall, if on any distribution date following the date that is ninety (90) days after the Closing Date, the Borrower is not in pro-forma compliance with Section 7.1, be a Specified Account; provided that no such distribution by an SPV Subsidiary shall be required (i) at any time such distribution is prohibited by such SPV Subsidiary’s Permitted Secured Financing or other Contractual Obligations binding on such SPV Subsidiary or its assets (provided that such Contractual Obligations were not entered into in connection with, or in contemplation of such Permitted Secured Financing or hindering or prohibiting such distribution), (ii) if such distribution would result in a default or event of default under the definitive documentation governing such SPV Subsidiary’s Permitted Secured Financing or any other or other Contractual Obligations (provided that such Contractual Obligations were not entered into in connection with, or in contemplation of such Permitted Secured Financing or hindering or prohibiting such distribution) binding on such SPV Subsidiary or its assets, (iii) if such Excess Cash would be permitted to be reinvested in such SPV Subsidiary pursuant to Section 7.7 hereof, or (iv) if the Consolidated Adjusted Quick Ratio is equal to or greater than 1.60:1.00 on the date of such distribution. 6.4 Payment of Obligations. Pay, discharge or otherwise satisfy at or before maturity or before they become delinquent, as the case may be, all its material obligations of whatever nature, except where the amount or validity thereof is currently being contested in good faith by appropriate proceedings and reserves in conformity with GAAP with respect thereto have been provided on the books of the relevant Group Member; provided, however, that for purposes of determining compliance with this ny-2616960 92 Section 6.4, material obligations in respect of Indebtedness (other than the Obligations) shall only refer to Indebtedness in excess of $20,000,000. 6.5 Maintenance of Existence; Compliance. (a)(i) Preserve, renew and keep in full force and effect its organizational existence and (ii) take all reasonable action to maintain or obtain all Governmental Approvals and all other rights, privileges and franchises necessary in the normal conduct of its business or necessary for the performance by such Person of its Obligations under any Loan Document, except, in each case, as otherwise permitted by Section 7.4 and except, in the case of clause (ii) above, to the extent that failure to do so could not reasonably be expected to have a Material Adverse Effect; (b) comply with all Contractual Obligations (including with respect to leasehold interests of the Borrower) and Requirements of Law except to the extent that failure to comply therewith could not, in the aggregate, reasonably be expected to have a Material Adverse Effect; and (c) comply with all Governmental Approvals, and any term, condition, rule, filing or fee obligation, or other requirement related thereto, except to the extent that failure to do so could not reasonably be expected to have a Material Adverse Effect. 6.6 Maintenance of Property; Insurance. (a) Keep all tangible property necessary in its business in good working order and condition, ordinary wear and tear excepted, (b) maintain with financially sound and reputable insurance companies insurance on all its property in at least such amounts and against at least such risks (but including in any event public liability, product liability and business interruption) as are usually insured against in the same general area by companies engaged in the same or a similar business; provided that except as otherwise agreed by the Administrative Agent, all general liability policies and property policies (with respect to the Collateral) required to be maintained by the Loan Parties shall, in the case of policies maintained in the U.S. (i) provide that no cancellation, non-renewal or amendment thereof shall be effective until at least thirty (30) days (or ten (10) days for non-payment of premium) after delivery to the Administrative Agent of written notice thereof, and (ii) name the Administrative Agent as an additional insured party or lender’s loss payee, as applicable, and with respect to any insurance policy maintained in Israel, the Administrative Agent shall be designated as a ‘Motav’ in the meaning and for the purposes of the Israeli Insurance Contract Law 5741-1981, and (c) maintain flood insurance on all real property subject to a Mortgage as required under Section 6.12(b). 6.7 Inspection of Property; Books and Records; Discussions. (a) Keep proper books of records and account in which full, true and correct entries in conformity with GAAP and all Requirements of Law shall be made of all dealings and transactions in relation to its business and activities and (b) on three (3) Business Days’ notice (provided that no notice or mutual agreement of timing shall be required if an Event of Default has occurred and is continuing) and at times to be agreed (provided that the Borrower’s mutual agreement shall not be unreasonably conditioned, withheld or delayed) permit representatives, agents and independent contractors of the Administrative Agent (who may be accompanied by any Lender) to visit and inspect any of its properties, Collateral and examine and make abstracts or copies (which may be provided to the Lenders upon their request), in each case from any of its books and records at any reasonable time and as often as may reasonably be desired during normal business hours and to discuss the business, operations, properties and financial and other condition of the Group Members with officers, directors and employees of the Group Members and, so long as the Borrower is offered the opportunity to be present, with their independent certified public accountants; provided that such inspections shall not be undertaken more frequently than once every twelve (12) months unless an Event of Default has occurred and is continuing. The foregoing inspections and audits shall be at the Borrower’s expense, and the charge therefor shall be $1,000 per person per day (or such higher amount as shall represent the Administrative Agent’s then-current standard charge for the same), plus reasonable out-of-pocket expenses. In the event the Administrative Borrower and the Administrative Agent schedule an audit more than ten (10) days in advance, and the Borrower cancels or seeks to or reschedules the audit with less than ten (10) days written notice to the Administrative Agent ny-2616960 93 (without limiting any of the Administrative Agent’s rights or remedies) then the Borrower shall pay the Administrative Agent a fee of $1,000 plus any out of pocket expenses incurred by the Administrative Agent to compensate the Administrative Agent for the anticipated costs and expenses of the cancellation or rescheduling. 6.8 Notices. Give prompt written notice to the Administrative Agent of: (a) the occurrence of any Default or Event of Default; (b) any litigation, investigation or proceeding that may exist at any time between any Group Member and any Governmental Authority, that in either case would reasonably be expected to have a Material Adverse Effect; (c) any litigation or proceeding affecting (i) any Group Member in which the amount that would reasonably be expected to be due and owing by such Group Member and not reasonably expected to be covered by insurance is $5,000,000 or more and (ii) any Group Member in which injunctive or similar relief is sought against any such Group Member that would reasonably be expected to have a Material Adverse Effect or (iii) which relates to any Loan Document; (d) (i) promptly after the Borrower has knowledge or becomes aware of the occurrence of any of the following events affecting the Borrower or any ERISA Affiliate (but in no event more than ten (10) days after such event), the occurrence of any of the following ERISA Events, and shall provide the Administrative Agent with a copy of any notice with respect to such event that may be required to be filed with a Governmental Authority and any notice delivered by a Governmental Authority to the Borrower or any ERISA Affiliate with respect to such event: (A) an ERISA Event, (B) the adoption of any new Pension Plan by the Borrower or any ERISA Affiliate, (C) the adoption of any amendment to a Pension Plan, if such amendment will result in a material increase in contribution obligations or unfunded benefit liabilities (as defined in Section 4001(a)(18) of ERISA), or (D) the commencement of contributions by the Borrower or any ERISA Affiliate to any Plan that is subject to Title IV of ERISA or Section 412 of the Code; and (ii) promptly after the giving, sending or filing thereof, or the receipt thereof, copies of (1) if requested by the Administrative Agent, each Schedule B (Actuarial Information) to the annual report (Form 5500 Series) filed by the Borrower or any of its ERISA Affiliates with the IRS with respect to each Pension Plan, (2) all notices received by the Borrower or any of its ERISA Affiliates from a Multiemployer Plan sponsor concerning an ERISA Event, and (3) copies of such other documents or governmental reports or filings relating to any Pension Plan or Multiemployer Plan as the Administrative Agent shall reasonably request. (e) unless included in any public filings or in any financial statements delivered pursuant to Section 6.1, any material change in accounting policies or financial reporting practices (except as required or permitted by GAAP) by any Loan Party; and (f) any development or event that has had or would reasonably be expected to have a Material Adverse Effect. Each notice pursuant to this Section 6.8 shall be accompanied by a statement of a Responsible Officer of the Borrower setting forth details of the occurrence referred to therein and stating what action, if any, the relevant Group Member proposes to take with respect thereto.; provided that no such statement shall be required to disclose any information (x) the disclosure of which would, or would reasonably be expected to, breach any confidentiality obligations binding on a Group Member (provided ny-2616960 94 that such confidentiality obligations were not entered into in contemplation of hindering, conditioning or prohibiting distribution of such information pursuant to this Agreement), (y) that is subject to attorney, client or similar privilege or constitutes attorney work-product or (z) constitutes trade secrets or other sensitive information. 6.9 Environmental Laws. (a) Except as could not reasonably be expected to result in a Material Adverse Effect, comply with, and ensure compliance by all tenants and subtenants, if any, with, all applicable Environmental Laws, and obtain and comply with and maintain, and ensure that all tenants and subtenants obtain and comply with and maintain, any and all licenses, approvals, notifications, registrations or permits required by applicable Environmental Laws. (b) Except as could not reasonably be expected to result in a Material Adverse Effect, conduct and complete all investigations, studies, sampling and testing, and all remedial, removal and other actions required under Environmental Laws and promptly comply with all lawful orders and directives of all Governmental Authorities regarding Environmental Laws. 6.10 Operating Accounts. Except as agreed to by the Administrative Agent in its sole discretion, from and after the date which is forty-five (45) (or such later date as the Administrative Agent may extend in its sole discretion) days after the Closing Date, the Borrower and the other Group Members shall maintain at least 80% of all aggregate cash and Cash Equivalents of the Group Members (as determined on a monthly average basis of all such operating accounts of the Group Members) in Specified Accounts. 6.11 [Reserved]. 6.12 Additional Collateral, Etc. (a) With respect to any property (to the extent included in the definition of Collateral and not constituting Excluded Assets (as defined in the Guarantee and Collateral Agreement)) acquired after the Closing Date by any Loan Party (other than (x) any property described in paragraph (b), (c) or (d) below, and (y) any property subject to a Lien expressly permitted by Section 7.3(g)) as to which the Administrative Agent, for the benefit of the Secured Parties, does not have a perfected Lien, promptly (and in any event within thirty (30) days or such later date as the Administrative Agent may agree in its sole discretion, or, with respect to Intellectual Property acquired or created after the Closing Date, promptly following the delivery of a Compliance Certificate pursuant to Section 6.2(b) (or such earlier disclosure of such Intellectual Property from the Borrower to the Administrative Agent) listing such Intellectual Property) take all actions necessary or advisable in the reasonable opinion of the Administrative Agent to grant to the Administrative Agent, for the benefit of the Secured Parties, a perfected first priority (except as expressly permitted by Section 7.3) security interest and Lien in such property, including the filing of Uniform Commercial Code financing statements in such jurisdictions as may be required by the Guarantee and Collateral Agreement or by law or as may be requested by the Administrative Agent. Without limiting the generality of the foregoing, the BorrowerPagaya Israel and each other Israeli Loan Party undertakes to (A) amend the Debentures and/or register within forty-five (45) days of the end of each fiscal quarter, and more often if requested at the sole and absolute discretion of the Administrative Agent, a first ranking fixed charge over (i) such Israeli Loan Party’s Intellectual Property, and (ii) such Israeli Loan Party’s Capital Stock, and (B) provide exhibits to the Debentures, in form and substance reasonably acceptable to the Administrative Agent no more than once per fiscal quarter (unless a Default or an Event of Default has occurred and is continuing) upon the request of the Administrative Agent in its sole discretion, setting forth (i) each Account of the BorrowerPagaya Israel ny-2616960 95 or any other Israeli Loan Party which is outstanding at such time, (ii) such Israeli Loan Party’s rights, whether then existing or thereafter created, to receive funds from its customers, and (iii) such Israeli Loan Party’s Equipment; provided, in each case, that, the Administrative Agent and the Secured Parties shall not make any filing, or require the Loan Parties to file such exhibit, with respect to, or register their Lien over, such Accounts, rights to receive funds from customers or Equipment, or take any other action that could cause such information to become publicly available unless an Event of Default has occurred and is ongoing (or, in the case that the fair market value of such Collateral is in excess of $5,000,000, at the sole discretion of the Administrative Agent). Notwithstanding anything to the contrary in this Agreement or in the Loan Documents, neither Borrower nor any Subsidiary shall have any obligation to perfect Liens in any Intellectual Property created, registered or applied-for in any jurisdiction other than the United States or Israel, in any case, to the extent that such Intellectual Property is not material to the business of the Loan Parties (or as otherwise agreed to by the Administrative Agent in its reasonable discretion). (b) With respect to any fee interest in any real property having a fair market value (together with improvements thereof) of at least $5,000,000 acquired after the Closing Date by any Loan Party (other than any such real property subject to a Lien expressly permitted by Section 7.3(g) or any such real property obtained by a Loan Party in connection with an exercise of remedies under an Investment held by such Loan Party), promptly (and in any event within sixty (60) days (or such longer time period as the Administrative Agent may agree in its sole discretion)) after such acquisition, to the extent requested by the Administrative Agent, (i) execute and deliver a first priority Mortgage, in favor of the Administrative Agent, for the benefit of the Secured Parties, covering such real property, (ii) if requested by the Administrative Agent, provide the Lenders with title and extended coverage insurance covering such real property in an amount at least equal to the purchase price of such real property or such greater amount as shall be reasonably specified by the Borrower as well as a current ALTA survey thereof, together with a surveyor’s certificate, each of the foregoing in form and substance reasonably satisfactory to the Administrative Agent and (iii) if requested by the Administrative Agent, deliver to the Administrative Agent legal opinions relating to the matters described above, which opinions shall be in form and substance, and from counsel, reasonably satisfactory to the Administrative Agent. In connection with the foregoing, no later than five (5) Business Days prior to the date on which a Mortgage is executed and delivered pursuant to this Section 6.12, in order to comply with the Flood Laws, the Administrative Agent (for delivery to each Lender) shall have received the following documents: (A) a completed standard “life of loan” flood hazard determination form and such other documents as any Lender may reasonably request to complete its flood due diligence, (B) if the improvement(s) to the applicable improved real property is located in a special flood hazard area, a notification to the applicable Loan Party (if applicable) (“Loan Party Notice”) that flood insurance coverage under the National Flood Insurance Program (“NFIP”) is not available because the community does not participate in the NFIP, (C) documentation evidencing the applicable Loan Party’s receipt of any such Loan Party Notice (e.g., countersigned Loan Party Notice, return receipt of certified U.S. Mail, or overnight delivery), and (D) if the Loan Party Notice is required to be given and, to the extent flood insurance is required by any applicable Requirement of Law or any Lenders’ written regulatory or compliance procedures and flood insurance is available in the community in which the property is located, a copy of one of the following: the flood insurance policy, the applicable Loan Party’s application for a flood insurance policy plus proof of premium payment, a declaration page confirming that flood insurance has been issued, or such other evidence of flood insurance that complies with all applicable laws and regulations reasonably satisfactory to the Administrative Agent and each Lender. Notwithstanding anything contained herein to the contrary, no Mortgage will be executed and delivered until each Lender has confirmed to the Administrative Agent that such Lender has satisfactorily completed its flood insurance due diligence and compliance requirements.

ny-2616960 96 (c) With respect to any new direct or indirect Subsidiary (other than an Excluded Subsidiary or SPV Subsidiary) created or acquired after the Closing Date by any Loan Party (including pursuant to a Permitted Acquisition), any Subsidiary formed by a Division or if an Excluded Subsidiary ceases to qualify as an Excluded Subsidiary, promptly (i) execute and deliver to the Administrative Agent such amendments to the Guarantee and Collateral Agreement and, in the case of any such Group Member incorporated or organized in Israel, the Debentures as the Administrative Agent reasonably deems necessary or advisable to grant to the Administrative Agent, for the benefit of the Secured Parties, a perfected first priority security interest in the Capital Stock of such Subsidiary that is owned directly by such Loan Party, (ii) deliver to the Administrative Agent such documents and instruments as may be required to grant, perfect, protect and ensure the priority of such security interest, including but not limited to, the certificates representing such Capital Stock (if applicable), together with undated stock powers, in blank, executed and delivered by a duly authorized officer of the relevant Loan Party, (iii) cause such Subsidiary (A) to become a party to the Guarantee and Collateral Agreement and, in the case of any such Group Member incorporated or organized in Israel, the Debentures, (B) to take such actions as are necessary or advisable in the opinion of the Administrative Agent to grant to the Administrative Agent for the benefit of the Secured Parties a perfected first priority security interest in the Collateral described in the Guarantee and Collateral Agreement and, if applicable, the Debentures, with respect to such Subsidiary, including the filing of Uniform Commercial Code financing statements in such jurisdictions as may be required by the Guarantee and Collateral Agreement and, if applicable, the Debentures or by law or as may be reasonably requested by the Administrative Agent and (C) to deliver to the Administrative Agent a certificate of such Subsidiary, in a form reasonably satisfactory to the Administrative Agent, with appropriate insertions and attachments, and (iv) if requested by the Administrative Agent, deliver to the Administrative Agent legal opinions relating to the matters described above, which opinions shall be in form and substance, and from counsel, reasonably satisfactory to the Administrative Agent; it being agreed that if such Subsidiary is formed by a Division, the foregoing requirements shall be satisfied substantially concurrently with the formation of such Subsidiary. Notwithstanding anything to the contrary in this Agreement or in the Loan Documents, neither Borrower nor any Subsidiary shall have any obligation to perfect Liens in any Intellectual Property created, registered or applied-for in any jurisdiction other than the United States or Israel, in any case, to the extent that such Intellectual Property is not material to the business of the Loan Parties (or as otherwise agreed to by the Administrative Agent in its reasonable discretion). (d) With respect to any new Excluded Foreign Subsidiary, promptly (i) execute and deliver to the Administrative Agent such amendments to the Guarantee and Collateral Agreement and, if applicable, the Debentures, as the Administrative Agent deems necessary or advisable to grant to the Administrative Agent, for the benefit of the Secured Parties, a perfected first priority security interest in the Capital Stock of such new Excluded Foreign Subsidiary that is a CFC or CFC Holding Company that is directly owned by any such Loan Party (provided that in no event shall more than 66% of the total outstanding voting Capital Stock of any such new Excluded Foreign Subsidiary that is a CFC or CFC Holding Company be required to be so pledged; provided further that no Capital Stock (or other ownership or profit interests) of an SPV Subsidiary shall be required to be pledged) and (ii) deliver to the Administrative Agent the certificates representing such Capital Stock (if certificated), together with undated stock powers, in blank, executed and delivered by a duly authorized officer of the relevant Loan Party, and take such other action (including, as applicable, the delivery of any foreign law pledge documents reasonably requested by the Administrative Agent) as may be necessary or, in the opinion of the Administrative Agent, desirable to perfect the Administrative Agent’s security interest therein, and (iii) if reasonably requested by the Administrative Agent, deliver to the Administrative Agent legal opinions relating to the matters described above, which opinions shall be in form and substance, and from counsel, reasonably satisfactory to the Administrative Agent.

ny-2616960 97 (e) Notwithstanding the foregoing, (i) in the case of Foreign Subsidiaries, all guarantees and security shall be subject to any applicable general mandatory statutory limitations, fraudulent preference, financial assistance, equitable subordination, foreign exchange laws or regulations (or analogous restrictions), transfer pricing or “thin capitalization” rules, earnings stripping, exchange control restrictions, applicable maintenance of capital, retention of title claims, employee consultation or approval requirements, corporate benefit, financial assistance, protection of liquidity, and similar laws, rules and regulations and customary guarantee limitation language in the relevant jurisdiction, (ii) Foreign Subsidiaries may be excluded from the guarantee requirements in circumstances where (1) the Administrative Borrower and the Administrative Agent reasonably agree that the cost or other consequence of providing such a guarantee is excessive in relation to the value afforded thereby or (2) such requirements would contravene any legal prohibition, would reasonably be expected to result in any violation or breach of, or conflict with, fiduciary duties, any Contractual Obligations or applicable Requirement of Law or result in a risk of personal or criminal liability on the part of any officer, director, member or manager of such Subsidiary. As a result of the limitations in clause (i) above, the Administrative Agent may elect to waive the requirement to cause a Group Member to become a Guarantor hereunder and such Group Member shall not be a Loan Party for any purposes hereof. 6.13 Use of Proceeds. Use the proceeds of each credit extension only for the purposes specified in Section 4.16. 6.14 Designated Senior Indebtedness. Cause the Loan Documents and all of the Obligations to be deemed “Designated Senior Indebtedness” or a concept similar thereto, if applicable, for purposes of any Indebtedness of the Loan Parties. 6.15 Anti-Corruption Laws. Conduct its business in compliance in all material respects with all applicable anti-corruption laws and maintain policies and procedures reasonably designed to promote and achieve compliance with such laws. 6.16 Further Assurances. Execute any further instruments and take such further action as the Administrative Agent reasonably deems necessary to perfect, protect, ensure the priority of or continue the Administrative Agent’s Lien on the Collateral or to effect the purposes of this Agreement. 6.17 Grants. Each Israeli Loan Party shall obtain the prior written consent of the Administrative Agent before receiving any new grants, funds or benefits, or filing for an application to receive funding from the IIA or the Investment Center or the Binational Industrial Research and Development Foundation or any other Governmental Authority. SECTION 7 NEGATIVE COVENANTS The Borrower hereby agrees that, at all times prior to the Discharge of Obligations, no Loan Party shall, nor shall any Loan Party permit any other Group Member (and, solely with respect to Sections 7.15, 7.16, 7.18, and 7.20, any other SPV Subsidiaries that are not Group Members) to, directly or indirectly: 7.1 Financial Condition Covenants. (a) Permit the Consolidated Adjusted Quick Ratio calculated as of the last day of any fiscal quarter ending on or after September 30, 2022 to be less than 1.25:1.00;

ny-2616960 98 December 31, 2023 $826,000,00015,000,000 March 31, 2023 March 31, 2024 $623,000,000 $874,000,00025,000,000 September 30, 2022 June 30, 2024 $931,000,00035,000,000 June 30, 2023 $605,000,000 September 30, 2024 $668,000,000 $998,000,00045,000,000 Fiscal Quarter Ending December 31, 2024 and each fiscal quarter thereafter $1,075,000,00056,000,000 September 30, 2023 March 31, 2025 $741,000,000 $1,075,000,000 December 31, 2022 7.2 Indebtedness. Create, issue, incur, assume, become liable in respect of or suffer to exist any Indebtedness, except for the following (and, in each case, any Permitted Refinancing Indebtedness in respect thereof): (a) the Obligations; (b) (i) Indebtedness under any Cash Management Agreement entered into in the ordinary course of business and (ii) Indebtedness consisting solely of (x) cash collateralized letters of credit and deposits in connection with rent for leased real property in the ordinary course of business and (y) other escrowed amounts deposited in connection with an Investment permitted under Section 7.7 and entered into in the ordinary course of business; (c) Indebtedness of (i) any Loan Party owing to any other Loan Party; (ii) any Group Member (which is not a Loan Party) owing to any other Group Member (which is not a Loan Party); (iii) any Group Member (which is not a Loan Party) owing to any Loan Party, which constitutes an Investment permitted by Section 7.7(f)(iii); provided, that, any such Indebtedness owing to a Loan Party shall be evidenced by a promissory note (including a master promissory note) and such promissory note shall be pledged as Collateral; and (iv) any Loan Party owing to any Group Member (which is not a Loan Party) which constitutes an Investment permitted by Section 7.7(g); provided that such Indebtedness is subordinated to the Obligations on terms and conditions reasonably acceptable to the Administrative Agent; (d) Guarantee Obligations (i) of any Loan Party of the Indebtedness of any other Loan Party; (ii) of any Group Member (which is not a Loan Party) of the Indebtedness of any Loan Party; (d) Permit the Consolidated Adjusted EBITDA calculated as of the last day of each period of twelve consecutive months ending on the fiscal quarter end set forth below to be less than the amount set forth below opposite such quarter end; Minimum Consolidated Total Revenue Fiscal Quarter Ending $636,000,000 Minimum Consolidated Adjusted EBITDA (b) Permit the amount of Qualified Cash at any time, certified as of the last day of any fiscal quarter ending on or after the First Amendment Effective Date, to be less than $95,000,000; (c) (b) Permit the Consolidated Total Revenue calculated as of the last day of each period of twelve consecutive months ending on the fiscal quarter end set forth below to be less than the amount set forth below opposite such quarter end;

ny-2616960 99 (iii) by any Group Member (which is not a Loan Party) of the Indebtedness of any other Group Member (which is not a Loan Party) or (iv) of any Loan Party of the Indebtedness of any Group Member that is not a Loan Party, so long as the aggregate amount of such Guarantee Obligations is an Investment permitted by Section 7.7(f)(iii); provided that, in any case of clauses (i), (ii), (iii) and (iv), (x) the underlying Indebtedness so guaranteed is otherwise permitted by the terms hereof and (y) if the Indebtedness being so guaranteed is unsecured or contractually subordinated to the Obligations, such guarantee shall also be unsecured and/or contractually subordinated to the Obligations; (e) Indebtedness outstanding on the date hereof and listed on Schedule 7.2(e); (f) Indebtedness (including, without limitation, Capital Lease Obligations) secured by Liens permitted by Section 7.3(g) in an aggregate principal amount not to exceed $10,000,000 at any one time outstanding; (g) unsecured Subordinated Indebtedness in an aggregate principal amount not to exceed $25,000,000; (h) Surety Indebtedness and any other Indebtedness in respect of letters of credit, banker’sbankers’ guarantees or acceptances or similar arrangements, provided that the aggregate amount of any such Indebtedness outstanding at any time shall not exceed $2,500,000; (i) obligations (contingent or otherwise) existing or arising under any Swap Agreement not for purposes of speculation; (j) Indebtedness of a Person (other than a Loan Party or another Group Member) existing at the time such Person is merged with or into a Loan Party or a Group Member or becomes a Group Member, provided that (i) such Indebtedness was not, in any case, issued or incurred by such other Person in connection with, or in contemplation of, such merger or acquisition, (ii) such merger or acquisition constitutes a Permitted Acquisition, (iii) with respect to any such Person who becomes a Group Member, (A) such Group Member and any of its Subsidiaries are the only obligors in respect of such Indebtedness, and (B) to the extent such Indebtedness is permitted to be secured hereunder, only the assets of such Group Member and any of its Subsidiaries secure such Indebtedness, and (iv) the aggregate amount of such Indebtedness does not exceed $20,000,000 in the aggregate; (k) Indebtedness incurred as a result of endorsing negotiable instruments received in the ordinary course of business; (l) Indebtedness in the form of purchase price adjustments, Earn-Out Obligations consistent with acquisitions of such nature and which are not disguised installment payments of the initial purchase price, Permitted Seller Debt, deferred compensation, or other arrangements representing acquisition consideration or deferred payments of a similar nature incurred in connection with Investments permitted by Section 7.7 and any DP Amount and Accrued DP Interest; provided that in each case, (A) no Event of Default has occurred and is continuing both immediately before and immediately after giving effect to the incurrence of such Indebtedness, (B) at the time of incurrence thereof, the Loan Parties shall be in compliance with the covenants set forth in Section 7.1, calculated on Pro Forma Basis to give effect to such incurrence of Indebtedness, and (C) the sum of the amounts pursuant to this Section 7.2(l) plus the initial purchase price and all other consideration paid in connection with the Permitted Acquisitions, does not in the aggregate exceed the limit on consideration imposed by Section 7.7(o); provided further, that the amount of such obligation shall be deemed part of the cost of such Investment ny-2616960 100 (the amount of which shall be deemed to be the amount required to be accrued as a liability in accordance with GAAP or the amount actually paid); (m) Indebtedness consisting of the financing of insurance premiums of any Group Member in the ordinary course of business; provided that such Indebtedness shall not be in excess of the amount of the unpaid cost of such insurance and any related interest costs; (n) Indebtedness in respect of Permitted Secured Financings incurred by SPV Subsidiaries; provided that (i) no Event of Default shall have occurred and be continuing or would be caused by the incurrence of such Indebtedness and (ii) the advance rate with respect to Financing Assets financing by such Permitted Secured Financings does not fall below 60% except that such minimum advance rate condition shall not apply to Permitted Secured Financings for which the Financing Assets secured thereby are solely comprised of fee receivables); (o) Indebtedness in respect of Limited Guarantees; provided that no Event of Default shall have occurred and be continuing or would immediately result from the incurrence of such Indebtedness; (p) Indebtedness in respect of Permitted Risk Retention Facilities; provided that no Event of Default shall have occurred and be continuing or would immediately result from the incurrence of such Indebtedness; and (q) Indebtedness not otherwise permitted by this Section 7.2 in an aggregate principal amount not to exceed $50,000,00062,500,000 at any time outstanding; provided that such Indebtedness shall not consist of Subordinated Indebtedness. Notwithstanding the foregoing, in no event shall the total amount of Indebtedness permitted pursuant to Sections 7.2(f), (g), (h), (j), (k), (m) and (q) above exceed $50,000,00062,500,000 in the aggregate outstanding at any time. 7.3 Liens. Create, incur, assume or suffer to exist any Lien upon any of its property, whether now owned or hereafter acquired, except: (a) Liens for Taxes not yet due or that are being contested in good faith by appropriate proceedings; provided that adequate reserves with respect thereto are maintained on the books of the applicable Group Member in conformity with GAAP (to the extent required thereby); (b) carriers’, warehousemen’s, landlord’s, mechanics’, materialmen’s, repairmen’s or other like Liens arising in the ordinary course of business that are not overdue for a period of more than thirty (30) days or that are being contested in good faith by appropriate proceedings; (c) pledges or deposits in connection with workers’ compensation, unemployment insurance and other social security legislation; (d) deposits to secure the performance of bids, trade contracts (other than for borrowed money), leases, bankers’ guarantees or acceptances (other than to support an obligation constituting Indebtedness), statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business (other than for indebtedness or any Liens arising under ERISA);

ny-2616960 101 (e) easements, rights-of-way, restrictions and other similar encumbrances incurred in the ordinary course of business that, in the aggregate, are not substantial in amount and that do not in any case materially detract from the value of the property subject thereto or materially interfere with the ordinary conduct of the business of the applicable Group Member; (f) Liens in existence on the date hereof listed on Schedule 7.3(f) and any Liens granted as a replacement or substitute therefor; provided that (i) no such Lien shall cover any additional property after the Closing Date other than improvements thereon and accessions thereto, (ii) the amount of Indebtedness or obligations secured or benefitted thereby is not increased (unless consisting of Permitted Refinancing Indebtedness), (iii) the direct or any contingent obligor with respect thereto is not changed, and (iv) any renewal or extension of the obligations secured thereby is permitted by Section 7.2(e); (g) Liens securing Indebtedness incurred pursuant to Section 7.2(f) to finance the acquisition, repair, construction, improvement or lease of fixed or capital assets; provided that (i) such Liens shall be created substantially simultaneously with, or within ninety (90) days after, the acquisition, repair, construction, improvement or lease, as applicable, of such fixed or capital assets, (ii) such Liens do not at any time encumber any property other than the property financed by such Indebtedness, (iii) the principal amount of Indebtedness secured by any such Lien shall at no time exceed one hundred percent (100%) of the original price for the purchase, repair, construction, improvement or lease amount (as applicable) of such Property at the time of purchase, repair, construction, improvement or lease (as applicable), and (iv) the amount of Indebtedness secured thereby is not increased, except by an amount permitted by Section 7.2(f); (h) Liens created pursuant to the Loan Documents; (i) any interest or title of a lessor or licensor under any lease or license entered into by a Group Member in the ordinary course of its business and covering only the assets so leased or licensed; (j) judgment Liens that do not constitute an Event of Default under Section 8.1(h) of this Agreement; (k) bankers’ Liens, rights of setoff and other similar Liens existing solely with respect to cash, Cash Equivalents, securities, commodities and other funds on deposit in one or more accounts maintained by a Group Member, in each case arising in the ordinary course of business in favor of banks, other depositary institutions, securities or commodities intermediaries or brokerages with which such accounts are maintained securing amounts owing to such banks or financial institutions with respect to cash management and operating account management or are arising under Section 4-208 or 4-210 of the UCC on items in the course of collection; (l) Liens on property of a Person existing at the time such Person is acquired by, merged into or consolidated with a Group Member or becomes a Subsidiary of a Group Member or acquired by a Group Member; provided that (i) such Liens were not created in contemplation of such acquisition, merger, consolidation or Investment, (ii) such Liens do not extend to any assets other than those of such Person, and (iii) the applicable Indebtedness or obligation secured by such Lien is permitted under Section 7.2; (m) the replacement, extension or renewal of any Lien permitted by Section 7.3(l) above upon or in the same property theretofore subject thereto or the replacement, extension or renewal ny-2616960 102 (without increase in the amount or change in any direct or contingent obligor or priority of such Lien) of the Indebtedness secured thereby; (n) Liens on insurance proceeds in favor of insurance companies granted solely to secured financed insurance premiums permitted under Section 7.2(m); (o) (i) non-exclusive licenses of patents, trademarks, copyrights, and other Intellectual Property rights in the ordinary course of business; (ii) licenses of patents, trademarks, copyrights, and other Intellectual Property rights customary for companies of similar size and in the same industry as the Borrower which would not result in a legal transfer of title of such licensed Intellectual Property, but that may be exclusive in respects other than territory and that may be exclusive as to territory only as to discrete geographical areas outside of the United States; and (iii) licenses of patents, trademarks, copyrights and other Intellectual Property rights between any Loan Parties; (p) Liens in favor of custom and revenue authorities arising as a matter of law to secure the payment of custom duties in connection with the importation of goods; (q) Liens on any earnest money deposits required in connection with a Permitted Acquisition or consisting of earnest money or other deposits required in connection with an acquisition of property or Investment not otherwise prohibited hereunder (including Investments permitted under Section 7.7); (r) in connection with any Permitted Secured Financing, Liens on the related Financing Assets; (s) in connection with any Permitted Risk Retention Facility, Liens on the applicable Financing Assets; (t) Liens on the Capital Stock of an SPV Subsidiary to the extent pledged to secure a Permitted Secured Financing; (u) Liens securing Indebtedness permitted by Section 7.2(b)(ii) to the extent solely attaching to such assets securing such permitted Indebtedness; (v) Liens securing any Permitted Refinancing Indebtedness (to the extent the Indebtedness being refinanced by such Permitted Refinancing Indebtedness was permitted to be secured pursuant to Loan Documents); and (w) other Liens securing obligations in an outstanding amount not to exceed $25,000,00062,500,000 at any one time; provided that any Lien securing amounts in excess of the first $10,000,00022,500,000 outstanding pursuant to this clause (w) must be cash collateralized. 7.4 Fundamental Changes. Consummate any merger, consolidation, amalgamation, Division of or by a limited company, or an allocation of assets to a series of a limited liability company (or the unwinding of such Division or allocation), or liquidate, wind up or dissolve itself (or suffer any liquidation or dissolution), or Dispose of all or substantially all of its property or business, except that: (a) (i) any Group Member that is not a Loan Party may be merged, amalgamated or consolidated with or into (A) any Loan Party (provided that a Loan Party shall be the continuing or surviving Person, or the continuing or surviving Person shall become a Loan Party substantially contemporaneous with such merger, amalgamation or consolidation) or (B) any Group Member that is ny-2616960 103 not a Loan Party, and (ii) any Loan Party may be merged, amalgamated or consolidated with or into with any other Loan Party (provided that if such merger, amalgamation or consolidation involves the Borrower, the Borrowereither Pagaya Israel or Pagaya US, Pagaya Israel or Pagaya US, as applicable, shall be the continuing or surviving Person (provided further that if such merger, amalgamation or consolidation with or into between Pagaya Israel and Pagaya US, Pagaya Israel shall be the surviving entity); (b) (i) any Group Member that is not a Loan Party may Dispose of any or all of its assets (including upon voluntary liquidation, dissolution or otherwise) (A) to any other Group Member or (B) pursuant to a Disposition permitted by Section 7.5; and (ii) any Loan Party (other than the Borrower) may Dispose of any or all of its assets (including upon voluntary liquidation, dissolution or otherwise) (A) to any other Loan Party or (B) pursuant to a Disposition permitted by Section 7.5; and (c) any Investment expressly permitted by Section 7.7 may be structured as a merger, consolidation or amalgamation. 7.5 Disposition of Property. Dispose of any of its property, whether now owned or hereafter acquired, or, in the case of any Group Member other than the Borrower, issue or sell any shares of such Group Member’s Capital Stock to any Person, except: (a) Dispositions of obsolete or worn out property that is, in the reasonable judgement of Borrower, no longer economically practicable to maintain or useful in any material respect in the ordinary course of business of the Group Members; (b) Dispositions of Inventory in the ordinary course of business; (c) Dispositions permitted by Sections 7.4(b)(i)(A) and (b)(ii)(A); (d) the sale or issuance of the Capital Stock of a Subsidiary of the BorrowerPagaya Israel (i) to the Borrower or any other Loan Party, or (ii) by a Group Member that is not a Loan Party to another Group Member that is not a Loan Party or (iii) in connection with any transaction that does not result in a Change of Control; (e) the use or transfer of money, cash or Cash Equivalents in a manner that is not prohibited by the terms of this Agreement or the other Loan Documents; (f) the non-exclusive licensing of patents, trademarks, copyrights, and other Intellectual Property rights in the ordinary course of business; and (ii) licensing of patents, trademarks, copyrights, and other Intellectual Property rights customary for companies of similar size and in the same industry as Borrower which would not result in a legal transfer of title of such licensed Intellectual Property, but that may be exclusive in respects other than territory and that may be exclusive as to territory only as to discrete geographical areas outside of the United States or Israel; (g) the Disposition of property (i) from any Loan Party to any other Loan Party, (ii) from any Loan Party to any other Group Member that is not a Loan Party; provided that, in respect of clause (ii), (x) the fair market value of any property Disposed does not exceed, in the aggregate $5,000,000, and (y) such property is not Material Intellectual Property or the Capital Stock of any Group Member, and (iii) from any Group Member (which is not a Loan Party) to any other Group Member; (h) Dispositions of property subject to a Casualty Event;

ny-2616960 104 (i) leases or subleases of real property; (j) the sale or discount without recourse of accounts receivable arising in the ordinary course of business in connection with the compromise or collection thereof. (k) Dispositions of other property having a book value not to exceed $10,000,000 in the aggregate for any fiscal year of the Borrower, provided that at the time of any such Disposition, no Event of Default shall have occurred and be continuing or would result from such Disposition; (l) any abandonment, cancellation, non-renewal or discontinuance of use or maintenance of Intellectual Property (or rights relating thereto) of any Group Member that the Borrower determines in good faith is desirable in the conduct of its business and not materially disadvantageous to the interests of the Lenders; (m) Restricted Payments permitted by Section 7.6, Investments permitted by Section 7.7 and Liens permitted by Section 7.3; (n) Dispositions of Financing Assets (i) to any Group Member, so long as such assets will be substantially concurrently sold, transferred or otherwise Disposed of, for fair market value, to an SPV Subsidiary in connection with a Permitted Secured Financing or (ii) provided no Event of Default has occurred and is continuing, to any other Person in connection with any Investment permitted under Section 7.7 in which the terms thereof in favor of a Loan Party shall be made in good faith on an arm’s length basis for fair value; (o) any Foreign Subsidiary may issue Capital Stock to qualified directors where required by or to satisfy any applicable Requirement of Law, including any Requirement of Law with respect to ownership of Capital Stock in Foreign Subsidiaries; and (p) any Dispositions of property; provided that, (i) not less than 75% of the consideration payable to the Borrower and its Subsidiaries in connection with such Disposition is in the form of cash or Cash Equivalents; provided that (A) the amount of any Indebtedness that is assumed by the transferee of any such assets shall be deemed to be cash and (B) any Designated Non-Cash Consideration received by any Group Member in respect of the applicable Disposition having an aggregate fair market value (as determined by the Borrower in good faith on such date the Designated Non-Cash Consideration is received), not in excess of the Available Designated Non-Cash Consideration Amount at such time shall be deemed to be cash, (ii) the consideration payable to the Borrower and the Subsidiaries in connection with any such Disposition is equal to the fair market value of such property or, in the case of a disposition of Accounts, is otherwise reasonable (in each case, as determined by the Borrower in good faith) and (iii) such Disposition does not constitute all or substantially all of the assets of the Group Members, taken as a whole. 7.6 Restricted Payments. Make any payment or prepayment of principal of, premium, if any, or interest on, or redemption, purchase, retirement, defeasance (including in-substance or legal defeasance), sinking fund or similar payment with respect to, any Subordinated Indebtedness, any payment of Earn-Out Obligations, Permitted Seller Debt or deferred purchase price payments, declare or pay any dividend (other than dividends payable solely in Capital Stock (other than Disqualified Stock) of the Person making such dividend) on, or make any payment on account of, or set apart assets for a sinking or other analogous fund for, the purchase, redemption, defeasance, retirement or other acquisition of, any Capital Stock of any Group Member, whether now or hereafter outstanding, or make any other ny-2616960 105 distribution in respect thereof, either directly or indirectly, whether in cash or property or in obligations of any Group Member (collectively, “Restricted Payments”), except: (a) (i) any Loan Party may make Restricted Payments to any Loan Party and (ii) any Group Member that is not a Loan Party may make Restricted Payments to any other Group Member or any Loan Party; (b) each Loan Party may so long as no Event of Default shall have occurred and be continuing, (i) purchase Capital Stock from present or former officers, directors or employees of any Group Member upon the death, disability or termination of employment of such officer, director or employee; provided that the aggregate amount of payments made under this clause (i) shall not exceed $10,000,000 during any fiscal year of the Borrower; provided that any unused amount in any fiscal year provided in this clause (i) can be rolled over into the immediately following fiscal year; provided, further, that such unused basket shall only be available to be used once the current year’s capacity for such Restricted Payments under this clause (i) has been exhausted, (ii) declare and make dividend payments or other distributions payable solely in Capital Stock (other than Disqualified Stock) of the Borrower and (iii) issue stock options and restricted stock units in connection with customary compensation, option, benefit and similar plans; (c) any Group Member may pay dividends to the Borrower to permit the Borrower to (and the Borrower shall be permitted to) (i) pay corporate overhead expenses incurred in the ordinary course of business in any fiscal year and any Public Company Costs and (ii) pay any Taxes that are due and payable by the Borrower, including by the Borrower as part of a consolidated group (provided that no such overhead expenses or Taxes shall be deemed a Restricted Payment as a result of this clause (c)); (d) each Group Member may purchase, redeem or otherwise acquire Capital Stock issued by it with the proceeds received from the substantially concurrent issue of new shares of its Capital Stock (other than Disqualified Stock); provided that any such issuance is otherwise permitted hereunder; (e) (i) each Group Member may make repurchases of Capital Stock deemed to occur upon exercise of stock options or warrants if such repurchased Capital Stock represents a portion of the exercise price of such options or warrants, and (ii) each Group Member may make repurchases of Capital Stock deemed to occur upon the withholding of a portion of the Capital Stock granted or awarded to a current or former officer, director, employee or consultant to pay for the Taxes payable by such Person upon such grant or award (or upon vesting thereof); and (f) the Group Members may make payments on Earn-Out Obligations, payments in respect of Permitted Seller Debt or DP Amounts (including any Accrued DP Interest) in connection with a Permitted Acquisition so long as (x) with respect to Permitted Seller Debt, any such payment is in compliance with the subordination terms applicable to such Permitted Seller Debt, (y) immediately before and immediately after giving effect to any payment, no Event of Default shall have occurred and be continuing and (z) immediately after giving effect to payment, the Borrower shall be in compliance with the covenant set forth in Section 7.1, calculated on a Pro Forma Basis to give effect to such payment. Notwithstanding the foregoing, in no event shall the total amount of Restricted Payments paid in cash pursuant to Sections 7.6(b)(i) and (e) above exceed $15,000,000 in the aggregate during the term of this Agreement.

ny-2616960 106 7.7 Investments. Make any advance, loan, extension of credit (by way of guarantee or otherwise) or capital contribution to, or purchase any Capital Stock, bonds, notes, debentures or other debt securities of, or any assets constituting a business unit of, or make any other investment in, any Person (all of the foregoing, “Investments”), except: (a) extensions of trade credit in the ordinary course of business; (b) Investments in (i) cash and Cash Equivalents and (ii) provided that immediately before and immediately after giving effect to any such Investment, no Event of Default shall have occurred and be continuing, Financing Assets described in clause (a) of the definition thereof; (c) Guarantee Obligations permitted by Section 7.2; (d) loans and advances to employees, officers, consultants and directors of any Group Member in the ordinary course of business (including for travel, entertainment and relocation expenses) in an aggregate amount for all Group Members not to exceed $3,000,000 at any one time outstanding (or such greater amount as the Administrative Agent shall agree in its sole discretion); (e) Investments existing on the Closing Date and set forth on Schedule 7.7(e); (f) intercompany Investments by (i) any Loan Party in any other Loan Party, (ii) any Group Member that is not a Loan Party in any other Group Member, (iii) any Loan Party in any Group Member that is not a Loan Party to the extent (x) no Event of Default exists or would result therefrom and (y) such Investments (combined with the outstanding amount of any Investments pursuant to Section 7.7(o)(x)(ii) below) do not exceed $15,000,000 at any one time outstanding (or such greater amount as the Administrative Agent shall agree in its sole discretion), (iv) to the extent no Event of Default exists or would result therefrom, any Loan Party in any Group Member, so long as the proceeds of such Investment are solely and substantially contemporaneously used to purchase Financing Assets in connection with a Permitted Secured Financing, and (v) any Loan Party in any Group Member (which is not a Loan Party) for amounts arising from customary transfer pricing or cost-plus services agreements entered into in the ordinary course of business and on terms that are, when taken as a whole and in the good faith judgment of the Borrower, no less favorable to the Loan Parties than would be obtained in arm’s length transactions with a nonaffiliated third party; provided that the amount of such Investments by Loan Parties, calculated net of any such Investments by a Group Member (which is not a Loan Party) in a Loan Party, shall not exceed $2,000,000 in any fiscal year of the Borrower; (g) Investments by any Loan Party in an SPV Subsidiary with Excess Cash previously distributed to it by such SPV Subsidiary; provided that (i) no Event of Default exists or would result therefrom, (ii) immediately after giving effect to such Investment, the Borrower and its Subsidiaries shall be in compliance with each of the covenant set forth in Section 7.1, based upon financial statements delivered to the Administrative Agent which give effect, on a Pro Forma Basis, to such Investment and (iii) the aggregate amount Invested in any fiscal year shall not exceed $2,000,000 (or such greater amount as the Administrative Agent may agree in its sole discretion); (h) Investments in the ordinary course of business consisting of endorsements of negotiable instruments for collection or deposit; (i) Investments received in settlement of amounts due to any Group Member effected in the ordinary course of business or owing to such Group Member as a result of Insolvency ny-2616960 107 Proceedings involving an Account Debtor or upon the foreclosure or enforcement of any Lien in favor of such Group Member; (j) Investments held by any Person as of the date such Person is acquired in connection with a Permitted Acquisition, provided that (A) such Investments were not made, in any case, by such Person in connection with, or in contemplation of, such Permitted Acquisition, and (B) with respect to any such Person which becomes a Group Member as a result of such Permitted Acquisition, such Group Member remains the only holder of such Investment (except in the case of Cash Equivalents); (k) so long as (i) no Event of Default exists at the time of such Investment or immediately after giving effect thereto and (ii) immediately after giving effect to such Investment, the Borrower shall be in compliance with each of the covenants set forth in Section 7.1 on a Pro Forma Basis, in addition to Investments otherwise expressly permitted by this Section, any Investments in an aggregate amount not to exceed $25,000,000; provided that, such cap shall be increased to $150,000,000 if the Consolidated Adjusted Quick Ratio (calculated on a Pro Forma Basis) is equal to or greater than 1.50:1.00 as of the date of consummation of such Investment; provided further that, at the election of the Borrower, the Consolidated Adjusted Quick Ratio may be tested as of the date the definitive documentation for such Investment is entered into, and such Investment shall be permitted to be made notwithstanding any change in the Consolidated Adjusted Quick Ratio (whether on a Pro Forma Basis or actual) so long as such Investment is consummated within 120 days (or such longer period as the Administrative Agent may agree in its reasonable discretion) of the date of such definitive documentation;187,500,000 (for purposes of determining the aggregate amount of Investments made under this Section 7.7(k), such foregoing cap shall not include the portion of the consideration for such Investments (x) made with the proceeds of a substantially contemporaneous issuance or sale of Capital Stock (which is not Disqualified Stock) of the Borrower or (y) that is in the form of Capital Stock (which is not Disqualified Stock) of the Borrower that is issued as consideration for such Investment substantially contemporaneously with the making of such Investment); (l) deposits made to secure the performance of leases, licenses or contracts in the ordinary course of business, and other deposits made in connection with the incurrence of Liens permitted under Section 7.3; (m) the licensing of Intellectual Property pursuant to joint marketing or joint venture arrangements with other Persons in the ordinary course of business; (n) promissory notes and other non-cash consideration received in connection with Dispositions permitted by Section 7.5, to the extent not exceeding the limits specified therein with respect to the receipt of non-cash consideration in connection with such Dispositions; (o) purchases or other acquisitions by any Group Member of the Capital Stock in a Person that, upon the consummation thereof, will be a Subsidiary (including as a result of a merger or consolidation) or all or substantially all of the assets of, or assets constituting one or more business units of, any Person (each, a “Permitted Acquisition”); provided that, with respect to each such purchase or other acquisition: (i) the newly-created or acquired Subsidiary (or assets acquired in connection with such asset sale) shall be (x) in the same or a related line of business as that conducted by the Borrower on the date hereof, or (y) in a business permitted by Section 7.16;

ny-2616960 108 (ii) all transactions related to such purchase or acquisition shall be consummated in all material respects in accordance with all Requirements of Law; (iii) no Loan Party shall, as a result of or in connection with any such purchase or acquisition, assume or incur any direct or contingent liabilities (whether relating to environmental, tax, litigation or other matters) that, as of the date of such purchase or acquisition, could reasonably be expected to result in the existence or incurrence of a Material Adverse Effect; (iv) the Borrower shall give the Administrative Agent at least twenty (20) Business Days’ prior written notice of the closing (or if execution of the related purchase agreement or similar agreement will occur simultaneously with closing, then ten (10) Business Days prior notice, or such shorter period as the Administrative Agent may agree to) of any such purchase or acquisition; (v) the Borrower shall provide to the Administrative Agent as soon as available but in any event not later than five (5) Business Days after the execution thereof, a copy of any executed purchase agreement or similar agreement with respect to any such purchase or acquisition; (vi) any such newly-created or acquired Subsidiary, or the Loan Party that is the acquirer of assets in connection with an asset acquisition, shall comply or be prepared to comply with the requirements of Section 6.12; (vii) (x) immediately before and immediately after giving effect to any such purchase or other acquisition, no Event of Default shall have occurred and be continuing and (y) immediately after giving effect to such purchase or other acquisition, the Borrower and its Subsidiaries shall be in compliance with each of the covenants set forth in Section 7.1, based upon financial statements delivered to the Administrative Agent which give effect, on a Pro Forma Basis, to such acquisition or other purchase; (viii) no Indebtedness is assumed or incurred in connection with any such purchase or acquisition other than Indebtedness permitted by the terms of Section 7.2; (ix) such purchase or acquisition shall not constitute an Unfriendly Acquisition; (x) (i) the aggregate amount of the consideration (excluding Capital Stock of the Borrower that is not Disqualified Stock, but including payments on Earn-Out Obligations, Permitted Seller Debt or deferred purchase price payments unless repayable or redeemable with or exchangeable into Capital Stock of the Borrower that is not Disqualified Stock) paid by such Group Member in connection with all such Permitted Acquisitions shall not exceed $40,000,000 from and after the Closing Date; and (ii) in the case of any Permitted Acquisitions for which the property acquired does not become Collateral or such Person does not become a Loan Party, such total consideration shall not exceed (together with all outstanding Investments pursuant to Section 7.7(f)(iii)) $15,000,000 from and after the Closing Date (which amount shall be a sublimit of, and not in addition to, the consideration caps set forth above in clause (x)(i)); provided that the amount of any such Investment outstanding at any time pursuant to this clause (ii) shall be reduced by the value of any such asset that becomes Collateral or Person that becomes a Loan Party; (xi) the assets being acquired or the target whose stock is being acquired shall not have pro forma earnings before interest, taxes, depreciation and amortization (calculated as though all references to Group Members contained in such definition or any other defined term used in such definition refer to the target) that is negative (after taking into account reasonable adjustments, ny-2616960 109 including the effects of proposed consolidation and restructuring by Borrower after such proposed purchase or acquisition) during the twelve (12) month consecutive period most recently concluded prior to the date the agreement to consummate such proposed purchase or acquisition is effective; and (xii) the Borrower shall have delivered to the Administrative Agent, at least five (5) Business Days prior to the date on which any such purchase or other acquisition is to be consummated (or such later date as is agreed by the Administrative Agent in its sole discretion), a certificate of a Responsible Officer of the Borrower, in form and substance reasonably satisfactory to the Administrative Agent, certifying that all of the requirements set forth in this definition have been satisfied or will be satisfied on or prior to the consummation of such purchase or other acquisition; and (p) any other Investment, so long as, at the time such Investment is made, such Investment does not exceed the Available Equity Amount at such time.; and (q) Investments (i) made with the proceeds of a substantially contemporaneous issuance of Capital Stock (which is not Disqualified Stock) of the Borrower or (ii) the consideration for which is in the form of Capital Stock (which is not Disqualified Stock) of the Borrower that is issued as consideration for such Investment substantially contemporaneously with the making of such Investment. Notwithstanding the foregoing, in no event shall the total amount of Investments permitted pursuant to Sections 7.7(d), (f)(iii), (g), (h), (k), and (o) above exceed $150,000,000187,500,000 in the aggregate during the term of this Agreement. 7.8 ERISA. The Borrower shall not, and shall not permit any of its ERISA Affiliates to: (a) terminate any Pension Plan so as to result in any material liability to the Borrower or any ERISA Affiliate, (b) permit to exist any ERISA Event, or any other event or condition, which presents the risk of a material liability to any ERISA Affiliate, (c) make a complete or partial withdrawal (within the meaning of ERISA Section 4201) from any Multiemployer Plan so as to result in any material liability to the Borrower or any ERISA Affiliate, (d) enter into any new Pension Plan or Multiemployer Plan or modify any existing Pension Plan or Multiemployer Plan so as to increase its obligations thereunder which could be reasonably likely to result in material liability to any ERISA Affiliate or permit the present value of all nonforfeitable accrued benefits under any Plan (using the actuarial assumptions utilized by the PBGC upon termination of a Plan) materially to exceed the fair market value of Plan assets allocable to such benefits, all determined as of the most recent valuation date for each such Plan, or (e) engage in any transaction which would cause any obligation, or action taken or to be taken, hereunder (or the exercise by the Administrative Agent or any Lender of any of its rights under this Agreement, any Note or the other Loan Documents) to be a non-exempt (under a statutory or administrative class exemption) prohibited transaction under Section 406 of ERISA or Section 4975 of the Code with respect to a Plan. 7.9 [Reserved]. 7.10 Transactions with Affiliates. Directly or indirectly, enter into or permit to exist any transaction or series of related transactions involving the payment of consideration in excess of $500,000, including any purchase, sale, lease or exchange of property, the rendering of any service or the payment of any management, advisory or similar fees, with any Affiliate (other than any other Loan Party) unless such transaction is (a) (i) otherwise permitted under this Agreement, (ii) in the ordinary course of business of the relevant Group Member and (iii) upon fair and reasonable terms no less favorable to the relevant Group Member than it would obtain in a comparable arm’s length transaction with a Person that is not an Affiliate, (b) a Restricted Payment permitted by Section 7.6 or (c) reasonable and customary indemnification arrangements, employee benefits, compensation arrangements (including equity-based ny-2616960 110 compensation and bonuses), and reimbursement of expenses of employees, consultants, officers, and directors, in each case, approved by the board of directors or management of the Borrower or its Subsidiaries; provided that, no Loan Party shall transfer, sell or dispose of any Material Intellectual Property to any Excluded Subsidiary or Immaterial Subsidiary. 7.11 Sale Leaseback Transactions. Enter into any Sale Leaseback Transaction, except in connection with transactions that would be permitted under Sections 7.2(f) and 7.3(g). 7.12 [Reserved]. 7.13 Accounting Changes. Make any change in its (a) accounting policies or reporting practices, except as permitted under GAAP, or (b) fiscal year. 7.14 Negative Pledge Clauses. Enter into or suffer to exist or become effective any agreement that prohibits or limits the ability of any Loan Party to create, incur, assume or suffer to exist any Lien upon any of its property or revenues, whether now owned or hereafter acquired, to secure its Obligations under the Loan Documents and any agreements governing any Permitted Refinancing Indebtedness in respect of the foregoing, to which it is a party, other than (a) this Agreement and the other Loan Documents, (b) any agreements governing any purchase money Liens or Capital Lease Obligations otherwise permitted hereby (in which case, any prohibition or limitation shall only be effective against the assets financed thereby), (c) customary restrictions on the assignment of leases, licenses and other agreements, (d) any agreement in effect at the time any Subsidiary becomes a Subsidiary of a Loan Party, so long as (i) any such prohibition contained in any such agreement applies solely with respect to the creation, incurrence, assumption or sufferance by such Subsidiary of a Lien upon Excluded Assets (other than with respect to Financing Assets), or (ii) such agreement was not entered into solely in contemplation of such Person becoming a Subsidiary or, in any such case, that is set forth in any agreement evidencing any amendments, restatements, supplements, modifications, extensions, renewals and replacements of the foregoing, so long as such amendment, restatement, supplement, modification, extension, renewal or replacement applies only to such Subsidiary and does not otherwise expand in any material respect the scope of any restriction or condition contained therein, and (e) any restriction pursuant to any document, agreement or instrument governing or relating to any Lien permitted under Sections 7.3(c), (l) and (m) or any agreement or option to Dispose any asset of any Group Member, the Disposition of which is permitted by any other provision of this Agreements (in each case, provided that any such restriction relates only to the assets or property subject to such Lien or being Disposed and such Group Member). 7.15 Clauses Restricting Subsidiary Distributions. Enter into or suffer to exist or become effective any consensual encumbrance or restriction on the ability of any Group Member other than the Borrower (and with respect to subclauses (c)(vi) and (c)(vii) below, including any other SPV Subsidiary that is not a Group Member) to (a) make Restricted Payments in respect of any Capital Stock of such Group Member held by, or to pay any Indebtedness owed to, any other Group Member, (b) make loans or advances to, or other Investments in, any other Group Member, or (c) transfer any of its assets to any other Group Member, except for such encumbrances or restrictions existing under or by reason of (i) any restrictions existing under the Loan Documents, (ii) any restrictions with respect to a Group Member imposed pursuant to an agreement that has been entered into in connection with a Disposition permitted hereby of all or substantially all of the Capital Stock or assets of such Group Member, (iii) customary restrictions on the assignment of leases, licenses and other agreements, (iv) restrictions of the nature referred to in clause (c) above under agreements governing purchase money liens or Capital Lease Obligations otherwise permitted hereby which restrictions are only effective against the assets financed thereby, (v) any agreement in effect at the time any Subsidiary becomes a Subsidiary of a Borrower, so long as such agreement applies only to such Subsidiary, was not entered into solely in contemplation of ny-2616960 111 such Person becoming a Subsidiary or, in each case that is set forth in any agreement evidencing any amendments, restatements, supplements, modifications, extensions, renewals and replacements of the foregoing, so long as such amendment, restatement, supplement, modification, extension, renewal or replacement is not as a whole materially less favorable to such Subsidiary, (vi) restrictions on the transfer of any Financed Asset pending the close of any Permitted Risk Retention Facility or Permitted Secured Financing, (vii) restrictions on the distribution of Excess Cash except as set forth in Section 6.3 hereof, (viii) applicable law, (ix) provisions in joint venture agreements and other similar agreements (including equity holder agreements) relating to such joint venture or its members or entered into in the ordinary course of business or (x) any restriction pursuant to any document, agreement or instrument governing or relating to any Lien permitted under Sections 7.3(c), (l) and (m) (provided that any such restriction relates only to the assets or property subject to such Lien or being Disposed). 7.16 Changes in Nature of Business. Enter into any business, substantially different from businesses of the type conducted by the Borrower and its Subsidiaries (taken as a whole) on the Closing Date and businesses reasonably related, ancillary, complementary or incidental thereto. 7.17 Organizational Agreements. Amend or permit any amendments to any Loan Party’s Operating Documents, if such amendment would reasonably be expected to be materially adverse to Administrative Agent or the Lenders. 7.18 Use of Proceeds. Use the proceeds of any Loan or extension of credit hereunder, whether directly or indirectly, and whether immediately, incidentally or ultimately, (a) to purchase or carry margin stock (within the meaning of Regulation U of the Board) or to extend credit to others for the purpose of purchasing or carrying margin stock or to refund Indebtedness originally incurred for such purpose, in each case in violation of, or for a purpose which violates, or would be inconsistent with, Regulations U or X of the Board; (b) to finance an Unfriendly Acquisition; (c) to fund, in violation of any Sanctions, any activities of or business with any Sanctioned Person or in any Designated Jurisdiction, or in any other manner that will result in a violation by any individual or entity participating in the transaction, whether as Lender, Arranger, Administrative Agent, Issuing Lender, Swingline Lender, or otherwise of Sanctions (or lend, contribute or otherwise make available such proceeds to any Subsidiary, joint venture partner or other individual or entity in violation of the foregoing); or (d) for any purpose which would breach the United States Foreign Corrupt Practices Act of 1977 as amended, the UK Bribery Act 2010, or other similar legislation in other jurisdictions. 7.19 Subordinated Indebtedness. (a) Amendments. Amend, modify, supplement, waive compliance with, or consent to noncompliance with, any Subordinated Debt Document (if any), unless the amendment, modification, supplement, waiver or consent (i) is not material and adverse to the Administrative Agent and the Lenders, and (ii) is in compliance with the subordination provisions therein and any subordination agreement with respect thereto in favor of the Administrative Agent and the Lenders. (b) Payments. Make any payment (including any interest payment, other than paid-in-kind interest), prepayment or repayment on, redemption, exchange or acquisition for value of, or any sinking fund or similar payment with respect to, any Subordinated Indebtedness, except as expressly permitted by the subordination provisions in the applicable Subordinated Debt Documents and any subordination agreement with respect thereto in favor of the Administrative Agent and the Lenders.

ny-2616960 112 7.20 Anti-Terrorism Laws. Conduct, deal in or engage in or permit any Affiliate or agent of any Loan Party within its control to conduct, deal in or engage in any of the following activities in violation of Sanctions: (a) conduct any business or engage in any transaction or dealing with any person blocked pursuant to Executive Order No. 13224 (a “Blocked Person”), including the making or receiving any contribution of funds, goods or services to or for the benefit of any Blocked Person; (b) deal in, or otherwise engage in any transaction relating to, any property or interests in property blocked pursuant to Executive Order No. 13224; or (c) engage in or conspire to engage in any transaction that evades or avoids, or has the purpose of evading or avoiding, or attempts to violate, any of the prohibitions set forth in Executive Order No. 13224 or the Patriot Act. SECTION 8 EVENTS OF DEFAULT 8.1 Events of Default. The occurrence of any of the following shall constitute an Event of Default: (a) the Borrower shall fail to pay any amount of principal of any Loan when due in accordance with the terms hereof; or the Borrower shall fail to pay any amount of interest on any Loan, or any other amount payable hereunder or under any other Loan Document, within five (5) Business Days after any such interest or other amount becomes due in accordance with the terms hereof; or (b) any representation or warranty made or deemed made by any Loan Party herein or in any other Loan Document or that is contained in any certificate, document or financial or other statement furnished by it at any time under or in connection with this Agreement or any such other Loan Document (i) if qualified by materiality, shall be incorrect or misleading when made or deemed made, or (ii) if not qualified by materiality, shall be incorrect or misleading in any material respect when made or deemed made; or (c) (i) any Loan Party shall default in the observance or performance of any agreement contained in Section 6.10 and such default shall continue unremedied for a period of seven (7) Business Days from a Responsible Officer of the Borrower having knowledge thereof, (ii) any Loan Party shall default in the observance or performance of any agreement contained in Section 5.3, Section 6.1, Section 6.2(a), clause (i) or (ii) of Section 6.5(a) (with respect to the Borrower), Section 6.6(b), Section 6.8(a), or Section 7 of this Agreement and/or the Debentures or (iii) an “Event of Default” under and as defined in any Security Document shall have occurred and be continuing; or (d) any Loan Party shall default in the observance or performance of any other agreement contained in this Agreement or any other Loan Document (other than as provided in paragraphs (a) through (c) of this Section), and such default shall continue unremedied for a period of thirty (30) days from a Responsible Officer of the Borrower having knowledge thereof; or (e) any Group Member or other SPV Subsidiary shall (i) default in making any payment of any principal of any Indebtedness (including any Guarantee Obligation, but excluding the Loans) on the scheduled or original due date with respect thereto (taking into account all applicable extension periods); (ii) default in making any payment of any interest, fees, costs or expenses on any such Indebtedness (other than the Loans) beyond the period of grace, if any, provided in the instrument or agreement under which such Indebtedness was created; (iii) default in making any payment or delivery under any such Indebtedness (other than the Loans) constituting a Swap Agreement beyond the period of grace, if any, provided in such Swap Agreement; or (iv) default in the observance or performance of any other agreement or condition relating to any such Indebtedness or contained in any instrument or agreement evidencing, securing or relating thereto, or any other event shall occur or condition exist, the ny-2616960 113 effect of which default or other event or condition is to (1) cause, or to permit the holder or beneficiary of, or, in the case of any such Indebtedness constituting a Swap Agreement, counterparty under, such Indebtedness (or a trustee or agent on behalf of such holder, beneficiary, or counterparty) to cause, with the giving of notice if required, such Indebtedness to become due prior to its stated maturity or (in the case of any such Indebtedness constituting a Guarantee Obligation) to become payable or (in the case of any such Indebtedness constituting a Swap Agreement) to be terminated, or (2) to cause, with the giving of notice if required, any Group Member or other SPV Subsidiary to purchase, redeem, mandatorily prepay or make an offer to purchase, redeem or mandatorily prepay such Indebtedness prior to its stated maturity; provided that, unless such Indebtedness constitutes a Specified Swap Agreement, a default, event or condition described in clauses (i), (ii), (iii), or (iv) of this Section 8.1(e) shall not at any time constitute an Event of Default unless, at such time, one or more defaults, events or conditions of the type described in any of clauses (i), (ii), (iii), or (iv) of this Section 8.1(e) shall have occurred with respect to Indebtedness, the outstanding principal amount (and, in the case of Swap Agreements, other than Specified Swap Agreements, the Swap Termination Value) of which, individually or in the aggregate for all such Indebtedness (other than Indebtedness in respect of Permitted Secured Financings or Subordinated Indebtedness), exceeds $20,000,000 (or in the case of Permitted Secured Financings, $25,000,000 in the aggregate); in each case of this clause (e), with respect to any non-consolidated SPV Subsidiary solely to the extent that any of the foregoing would reasonably be expected to result in a Material Adverse Effect unless the aggregate outstanding principal amount for such SPV Subsidiary’s Permitted Secured Financings for which an Event of Default or Events of Default have occurred exceeds $25,000,000; or (f) (i) any Group Member (other than an Immaterial Subsidiary) or other SPV Subsidiary shall commence any case, proceeding or other action (a) under any Debtor Relief Law seeking to have an order for relief entered with respect to it, or seeking to adjudicate it a bankrupt or insolvent, or seeking reorganization, arrangement, adjustment, winding-up, liquidation, dissolution, composition or other relief with respect to it or its debts, or (b) seeking appointment of a receiver, trustee, custodian, conservator or other similar official for it or for all or any substantial part of its assets, or any Group Member (other than an Immaterial Subsidiary) or other SPV Subsidiary shall make a general assignment for the benefit of its creditors; or (ii) there shall be commenced against any Group Member (other than an Immaterial Subsidiary) or other SPV Subsidiary any case, proceeding or other action of a nature referred to in clause (i) above that (x) results in the entry of an order for relief or any such adjudication or appointment or (y) remains undismissed, undischarged or unbonded for a period of sixty (60) days (provided that, during such sixty (60) day period, no Loan shall be advanced or Letters of Credit issued hereunder); or (iii) there shall be commenced against any Group Member (other than an Immaterial Subsidiary) or other SPV Subsidiary any case, proceeding or other action seeking issuance of a warrant of attachment, execution, distraint or similar process against all or any substantial part of its assets that results in the entry of an order for any such relief that shall not have been vacated, discharged, or stayed or bonded pending appeal within sixty (60) days from the entry thereof (provided that, during such sixty (60) day period, no Loan shall be advanced or Letters of Credit issued hereunder); or (iv) any Group Member (other than an Immaterial Subsidiary) or other SPV Subsidiary shall take any action in furtherance of, or indicating its consent to, approval of, or acquiescence in, any of the acts set forth in clause (i), (ii), or (iii) above (other than a meeting of the board of directors of any Group Member or other SPV Subsidiary to discuss such acts, so long as the board of directors does not approve of, consent to, agree to, or otherwise acquiesce to such acts); or (v) any Group Member (other than an Immaterial Subsidiary) or other SPV Subsidiary shall generally not, or shall be unable to, or shall admit in writing its inability to, pay its debts as they become due; in each case of this clause (f) with respect to any non-consolidated SPV Subsidiary, solely to the extent that any of the foregoing would reasonably be expected to result in a Material Adverse Effect; or

ny-2616960 114 (g) there shall occur one or more ERISA Events which individually or in the aggregate results in or could reasonably be expected to result in a Material Adverse Effect; or (h) there is entered against any Group Member (other than an Immaterial Subsidiary) or other SPV Subsidiary (i) one or more final judgments or orders for the payment of money involving in the aggregate a liability (to the extent not paid or covered by insurance as to which the relevant insurance company has not denied coverage) of $20,000,000 or more, or (ii) one or more non-monetary final judgments that have, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and, in either case, (A) enforcement proceedings are commenced by any creditor upon such judgment or order, or (B) all such judgments or decrees shall not have been paid, vacated, discharged, stayed or bonded pending appeal within sixty (60) days from the entry thereof; in each case of this clause (h) with respect to any non-consolidated SPV Subsidiary, solely to the extent that any of the foregoing would reasonably be expected to result in a Material Adverse Effect; or (i) (1) any of the Security Documents (other than those set forth in clause (b) of the definition thereof) shall cease, for any reason, to be in full force and effect (other than (x) pursuant to the terms thereof or (y) due to the gross negligence, willful misconduct or bad faith of any Secured Party, as determined in a final and nonappealable judgment by a court of competent jurisdiction), or any Loan Party shall so assert in writing, or any Lien created by any of the Security Documents shall cease to be enforceable and of the same effect and priority purported to be created thereby; or (2) any court order enjoins, restrains or prevents a Loan Party from conducting all or any material part of its business; or (j) the guarantee contained in Section 2 of the Guarantee and Collateral Agreement shall cease, for any reason, to be in full force and effect (except as otherwise permitted pursuant to the terms of the Loan Documents) or any Loan Party shall so assert; or (k) a Change of Control shall occur; or (l) the commencement of or any development in (a) any regulatory action by any applicable Governmental Authority against Borrower or any of its Subsidiaries, or (b) any legal action or proceeding to which Borrower or any of its Subsidiaries conducts its business is a party that, in the case of either (a) or (b), would or would reasonably be expected to have a Material Adverse Effect; or (m) any of the Governmental Approvals necessary for any of the Group Members (other than an Immaterial Subsidiary) to operate their respective business, taken as a whole, shall have been (i) revoked, rescinded, suspended, modified in an adverse manner or not renewed in the ordinary course for a full term or (ii) subject to any decision by a Governmental Authority that designates a hearing with respect to any applications for renewal of any of the Governmental Approvals or that could result in the Governmental Authority taking any of the actions described in clause (i) above, and such decision or such revocation, rescission, suspension, modification or nonrenewal or decision has or would reasonably be expected to have a Material Adverse Effect; or (n) any Loan Document (including the subordination provisions of any subordination agreement or intercreditor agreement governing Subordinated Indebtedness) not otherwise referenced in Section 8.1(i) or (j), at any time after its execution and delivery and for any reason other than as expressly permitted hereunder or thereunder or the Discharge of Obligations, ceases to be in full force and effect; or any Loan Party or any other Person contests in writing in any manner the validity or enforceability of any Loan Document; or any Loan Party denies that it has any liability or obligation ny-2616960 115 under any Loan Document to which it is a party, or purports to revoke, terminate or rescind any such Loan Document. If notice of any enforcement action is required to be given to the Loan Parties, such notice of an Event of Default, solely for the purposes of any Israeli Lender shall be deemed the notice required under the provisions of the Israeli Banking Law (Service to Customers) 5741-1981 (if required) and any relevant grace period shall be deemed to be the period required by such law and shall not be in addition to any such grace periods otherwise provided herein. Upon any such exercise of the remedies set forth in Section 8.2 below, for the purposes of any Israeli Lender, the Administrative Agent shall hold any funds received for such Israeli Lender until such grace period shall have expired before applying such funds in accordance with Section 8.3 for such Israeli Lender. 8.2 Remedies Upon Event of Default. If any Event of Default occurs and is continuing, the Administrative Agent shall, at the request of, or may, with the consent of, the Required Lenders, take any or all of the following actions: (a) if such event is an Event of Default specified in Section 8.1(k) or clause (i) or (ii) of paragraph (f) of Section 8.1 with respect to any Loan Party, the Commitments shall immediately terminate automatically and the Loans (with accrued interest thereon) and all other amounts owing under this Agreement and the other Loan Documents shall automatically immediately become due and payable, and (b) if such event is any other Event of Default, any of the following actions may be taken: (i) with the consent of the Required Lenders, the Administrative Agent may, or upon the request of the Required Lenders, the Administrative Agent shall, by notice to the Administrative Borrower declare the Revolving Commitments, the Swingline Commitments and the L/C Commitments to be terminated forthwith, whereupon the Revolving Commitments, the Swingline Commitments and the L/C Commitments shall immediately terminate; (ii) with the consent of the Required Lenders, the Administrative Agent may, or upon the request of the Required Lenders, the Administrative Agent shall, by notice to the Administrative Borrower, declare the Loans (with accrued interest thereon) and all other amounts owing under this Agreement and the other Loan Documents to be due and payable forthwith, whereupon the same shall immediately become due and payable; (iii) any Cash Management Bank may terminate any Specified Cash Management Agreement then outstanding and declare all Obligations then owing by the Loan Parties under any such Specified Cash Management Agreements then outstanding to be due and payable forthwith, whereupon the same shall immediately become due and payable; and (iv) the Administrative Agent may exercise on behalf of itself, any Cash Management Bank, the Lenders and the Issuing Lender all rights and remedies available to it, any such Cash Management Bank, the Lenders and the Issuing Lender under the Loan Documents. With respect to all Letters of Credit with respect to which presentment for honor shall not have occurred at the time of an acceleration pursuant to this paragraph, the Borrower shall Cash Collateralize an amount equal to 103% (110% in the case of any Letter of Credit in a currency other than Dollars) of the aggregate then undrawn and unexpired amount of such Letters of Credit. Amounts so Cash Collateralized shall be applied by the Administrative Agent to the payment of drafts drawn under such Letters of Credit, and the unused portion thereof after all such Letters of Credit shall have expired or been fully drawn upon, if any, shall be applied to repay other Obligations of the Borrower hereunder and under the other Loan Documents in accordance with Section 8.3. In addition, (x) the Borrower shall also Cash Collateralize the full amount of any Swingline Loans then outstanding, and (y) to the extent elected by any applicable Cash Management Bank, the Borrower shall also Cash Collateralize the amount of any Obligations in respect of Cash ny-2616960 116 Management Services provided by such Cash Management Bank then outstanding, which Cash Collateralized amounts shall be applied by the Administrative Agent to the payment of all such outstanding Cash Management Services provided by such Cash Management Bank, and any unused portion thereof remaining after all such Cash Management Services shall have been fully paid and satisfied in full shall be applied by the Administrative Agent to repay other Obligations of the Loan Parties hereunder and under the other Loan Documents in accordance with the terms of Section 8.3. (c) After all such Letters of Credit and Specified Cash Management Agreements shall have been terminated, expired or fully drawn upon, as applicable, and all amounts drawn under any such Letters of Credit shall have been reimbursed in full and all other Obligations of the Borrower and the other Loan Parties (including any such Obligations arising in connection with Cash Management Services provided by a Cash Management Bank) shall have been paid in full, the balance, if any, of the funds having been so Cash Collateralized shall be returned to the Borrower (or such other Person as may be lawfully entitled thereto). Except as expressly provided above in this Section, presentment, demand, protest and all other notices of any kind are hereby expressly waived by the Borrower. (d) exercise all rights and remedies available to any Secured Party under the Loan Documents or at law or equity, including all remedies provided under the UCC or any applicable law (including disposal of the Collateral pursuant to the terms thereof) or any other applicable law, including realization of securities and the exercise of all of Secured Party’s rights and remedies with respect to the Debentures. 8.3 Application of Funds. After the exercise of remedies provided for in Section 8.2, any amounts received by the Administrative Agent on account of the Obligations shall be applied by the Administrative Agent, subject to applicable law, in the following order: First, to the payment of that portion of the Obligations constituting fees, indemnities, expenses and other amounts (other than principal and interest but including any Collateral-Related Expenses, fees, charges and disbursements of counsel to the Administrative Agent required to be paid by the Borrower hereunder and amounts payable under Sections 2.14, 2.15 and 2.16 (including interest thereon)), payable to the Administrative Agent, in its capacity as such; Second, to payment of that portion of the Obligations constituting fees, indemnities and other amounts (other than principal, interest, and Letter of Credit Fees) payable to the Lenders, the Issuing Lender ((including any Letter of Credit Fronting Fees and Issuing Lender Fees), and any Qualified Counterparty and any applicable Cash Management Bank (in its respective capacity as a provider of Cash Management Services), and the reasonable and documented out-of-pocket fees, charges and disbursements of counsel to the respective Lenders and the Issuing Lender, and amounts payable under Sections 2.14, 2.15 and 2.16), in each case, ratably among them in proportion to the respective amounts described in this clause Second payable to them; Third, to the extent that the Swingline Lender has advanced any Swingline Loans that have not been refunded by each Lender’s Swingline Participation Amount, payment to the Swingline Lender of that portion of the Obligations constituting the unpaid principal of and interest upon the Swingline Loans advanced by the Swingline Lender; Fourth, to the payment of that portion of the Obligations constituting accrued and unpaid Letter of Credit Fees and interest in respect of any Cash Management Services provided by a Cash Management Bank and on the Loans and L/C Disbursements which have not yet been converted into Revolving Loans, and to payment of premiums and other fees (including any interest thereon) under any Specified Swap Agreements and any Specified Cash Management Agreements, in each case, ratably ny-2616960 117 among the Lenders, any applicable Cash Management Bank (in its respective capacity as a provider of such Cash Management Services), and any Qualified Counterparties, in each case, ratably among them in proportion to the respective amounts described in this clause Fourth payable to them; Fifth, to payment of that portion of the Obligations constituting unpaid principal of the Loans, L/C Disbursements which have not yet been converted into Revolving Loans, and settlement amounts, payment amounts and other termination payment obligations under any Specified Swap Agreements and Specified Cash Management Agreements, in each case, ratably among the Lenders, any applicable Cash Management Bank (in its respective capacity as a provider of such Cash Management Services), and any applicable Qualified Counterparties, in each case, ratably among them in proportion to the respective amounts described in this clause Fifth and payable to them; Sixth, to the Administrative Agent for the account of the Issuing Lender, to Cash Collateralize that portion of the L/C Exposure comprised of the aggregate undrawn Dollar Equivalent amount of Letters of Credit pursuant to Section 3.10; Seventh, for the account of any applicable Qualified Counterparty and any applicable Cash Management Bank, to any settlement amounts, payment amounts and other termination payment obligations under any Specified Swap Agreements and Specified Cash Management Agreements not paid pursuant to clause Fifth and to Cash Collateralize Obligations arising under any then outstanding Specified Swap Agreements and Specified Cash Management Services, in each case, ratably among them in proportion to the respective amounts described in this clause Seventh payable to them; Eighth, to the payment of all other Obligations of the Loan Parties that are then due and payable to the Administrative Agent and the other Secured Parties on such date, in each case, ratably among them in proportion to the respective aggregate amounts of all such Obligations described in this clause Eight and payable to them; and Last, the balance, if any, after the Discharge of Obligations, to the Borrower or as otherwise required by applicable law. Subject to Sections 2.19(a), 3.4, 3.5 and 3.10, amounts used to Cash Collateralize the aggregate undrawn Dollar Equivalent amount of Letters of Credit pursuant to clause Sixth above shall be applied to satisfy drawings under such Letters of Credit as they occur. If any amount remains on deposit as Cash Collateral for Letters of Credit after all Letters of Credit have either been fully drawn or expired, such remaining amount shall be applied to the other Obligations, if any, in the order set forth above. Notwithstanding the foregoing, no Excluded Swap Obligation of any Guarantor shall be paid with amounts received from such Guarantor or from any Collateral in which such Guarantor has granted to the Administrative Agent a Lien (for the benefit of the Secured Parties) pursuant to the Guarantee and Collateral Agreement and the Debentures; provided, however, that each party to this Agreement hereby acknowledges and agrees that appropriate adjustments shall be made by the Administrative Agent (which adjustments shall be controlling in the absence of manifest error) with respect to payments received from other Loan Parties to preserve the allocation of such payments to the satisfaction of the Obligations in the order otherwise contemplated in this Section 8.3.

ny-2616960 118 SECTION 9 THE ADMINISTRATIVE AGENT 9.1 Appointment and Authority. (a) Each of the Lenders hereby irrevocably appoints SVB to act on its behalf as the Administrative Agent hereunder and under the other Loan Documents and authorizes the Administrative Agent to take such actions on its behalf and to exercise such powers as are delegated to the Administrative Agent by the terms hereof or thereof, together with such actions and powers as are reasonably incidental thereto. (b) The provisions of Section 9 are solely for the benefit of the Administrative Agent, the Lenders, the Issuing Lender, and the Swingline Lender, and neither the Borrower nor any other Loan Party shall have rights as a third party beneficiary of any of such provisions (except as set forth in Section 9.9). Notwithstanding any provision to the contrary elsewhere in this Agreement, the Administrative Agent shall not have any duties or obligations, except those expressly set forth herein and in the other Loan Documents, or any fiduciary relationship with any Lender, and no implied covenants, functions, responsibilities, duties, obligations or liabilities shall be read into this Agreement or any other Loan Document or otherwise exist against the Administrative Agent. It is understood and agreed that the use of the term “agent” herein or in any other Loan Documents (or any other similar term) with reference to the Administrative Agent is not intended to connote any fiduciary or other implied (or express) obligations arising under agency doctrine of any applicable law. Instead such term is used as a matter of market custom, and is intended to create or reflect only an administrative relationship between contracting parties. (c) The Administrative Agent shall also act as the collateral agent under the Loan Documents, and each of the Lenders (in their respective capacities as a Lender and, as applicable, Qualified Counterparty and provider of Cash Management Services as a Cash Management Bank) hereby irrevocably (i) authorizes the Administrative Agent to enter into all other Loan Documents, as applicable, including the Guarantee and Collateral Agreement and the Debentures and any subordination or intercreditor agreements, and (ii) appoints and authorizes the Administrative Agent to act as the agent of the Secured Parties for purposes of acquiring, holding and enforcing any and all Liens on Collateral granted by any of the Loan Parties to secure any of the Obligations, together with such powers and discretion as are reasonably incidental thereto. The Administrative Agent, as collateral agent and any co-agents, sub-agents and attorneys-in-fact appointed by the Administrative Agent pursuant to Section 9.2 for purposes of holding or enforcing any Lien on the Collateral (or any portion thereof) granted under the Security Documents, or for exercising any rights and remedies thereunder at the direction of the Administrative Agent, shall be entitled to the benefits of all provisions of this Section 9 and Section 10 (including Section 9.7, as though such co-agents, sub-agents and attorneys-in-fact were the collateral agent under the Loan Documents) as if set forth in full herein with respect thereto. Without limiting the generality of the foregoing, the Administrative Agent is further authorized on behalf of all the Lenders, without the necessity of any notice to or further consent from the Lenders, from time to time to take any action, or permit the any co-agents, sub-agents and attorneys-in-fact appointed by the Administrative Agent to take any action, with respect to any Collateral or the Loan Documents which may be necessary to perfect and maintain perfected the Liens upon any Collateral granted pursuant to any Loan Document. 9.2 Delegation of Duties. The Administrative Agent may perform any and all of its duties and exercise its rights and powers hereunder or under any other Loan Document by or through any one or more sub-agents appointed by the Administrative Agent. The Administrative Agent and any such sub-agent may perform any and all of its duties and exercise its rights and powers by or through their respective Related Parties. The exculpatory provisions of this Section shall apply to any such sub-agent ny-2616960 119 and to the Related Parties of the Administrative Agent and any such sub-agent, and shall apply to their respective activities in connection with the syndication of the Facilities provided for herein as well as activities as the Administrative Agent. The Administrative Agent shall not be responsible for the negligence or misconduct of any sub-agents except to the extent that a court of competent jurisdiction determines in a final and nonappealable judgment that the Administrative Agent acted with bad faith, gross negligence or willful misconduct in the selection of such sub agents. 9.3 Exculpatory Provisions. The Administrative Agent shall have no duties or obligations except those expressly set forth herein and in the other Loan Documents, and its duties hereunder and thereunder shall be administrative in nature. Without limiting the generality of the foregoing, the Administrative Agent shall not: (a) be subject to any fiduciary or other implied duties, regardless of whether any Default or any Event of Default has occurred and is continuing; (b) have any duty to take any discretionary action or exercise any discretionary powers, except discretionary rights and powers expressly contemplated hereby or by the other Loan Documents that the Administrative Agent is required to exercise as directed in writing by the Required Lenders (or such other number or percentage of the Lenders as shall be expressly provided for herein or in the other Loan Documents), as applicable; provided that the Administrative Agent shall not be required to take any action that, in its opinion or the opinion of its counsel, may expose the Administrative Agent to liability or that is contrary to any Loan Document or applicable law, including any action that may be in violation of the automatic stay under any Debtor Relief Law or that may effect a forfeiture, modification or termination of property of a Defaulting Lender in violation of any Debtor Relief Law; and (c) except as expressly set forth herein and in the other Loan Documents, have any duty to disclose, and the Administrative Agent shall not be liable for the failure to disclose, any information relating to the Borrower or any of its Affiliates that is communicated to or obtained by any Person serving as the Administrative Agent or any of its Affiliates in any capacity. The Administrative Agent shall not be liable for any action taken or not taken by it (i) with the consent or at the request of the Required Lenders (or such other number or percentage of the Lenders as shall be necessary, or as the Administrative Agent shall believe in good faith shall be necessary, under the circumstances as provided in Sections 8.2 and 10.1), or (ii) in the absence of its own bad faith, gross negligence or willful misconduct as determined by a court of competent jurisdiction by a final and nonappealable judgment. The Administrative Agent shall not be responsible for or have any duty to ascertain or inquire into (i) any statement, warranty or representation made in or in connection with this Agreement or any other Loan Document, (ii) the contents of any certificate, report or other document delivered hereunder or thereunder or in connection herewith or therewith, (iii) the performance or observance of any of the covenants, agreements or other terms or conditions set forth herein or therein or the occurrence of any Default or Event of Default, (iv) the validity, enforceability, effectiveness or genuineness of this Agreement, any other Loan Document or any other agreement, instrument or document or (v) the satisfaction of any condition set forth in Section 5.1, Section 5.2 or elsewhere herein, other than to confirm receipt of items expressly required to be delivered to the Administrative Agent. 9.4 Reliance by Administrative Agent. The Administrative Agent shall be entitled to rely upon, and shall not incur any liability for relying upon, any notice, request, certificate, consent, statement, instrument, document or other writing (including any electronic message, internet or intranet ny-2616960 120 website posting or other distribution) believed by it to be genuine and to have been signed, sent or otherwise authenticated by the proper Person. The Administrative Agent also may rely upon any statement made to it orally or by telephone and believed by it to have been made by the proper Person, and shall not incur any liability for relying thereon. In determining compliance with any condition hereunder to the making of a Loan, or the issuance, extension, renewal or increase of a Letter of Credit, that by its terms must be fulfilled to the satisfaction of a Lender, the Administrative Agent may presume that such condition is satisfactory to such Lender unless the Administrative Agent shall have received notice to the contrary from such Lender prior to the making of such Loan or the issuance of such Letter of Credit. The Administrative Agent may consult with legal counsel (who may be counsel for any of the Loan Parties), independent accountants and other experts selected by it, and shall not be liable for any action taken or not taken by it in accordance with the advice of any such counsel, accountants or experts. The Administrative Agent may deem and treat the payee of any Note as the owner thereof for all purposes unless a written notice of assignment, negotiation or transfer thereof shall have been filed with the Administrative Agent. The Administrative Agent shall be fully justified in failing or refusing to take any action under this Agreement or any other Loan Document unless it shall first receive such advice or concurrence of the Required Lenders (or such other number or percentage of Lenders as shall be provided for herein or in the other Loan Documents) as it deems appropriate or it shall first be indemnified to its satisfaction by the Lenders against any and all liability and expense that may be incurred by it by reason of taking or continuing to take any such action. The Administrative Agent shall in all cases be fully protected in acting, or in refraining from acting, under this Agreement and the other Loan Documents in accordance with a request of the Required Lenders (or such other number or percentage of Lenders as shall be provided for herein or in the other Loan Documents), and such request and any action taken or failure to act pursuant thereto shall be binding upon the Lenders and all future holders of the Loans. 9.5 Notice of Default. The Administrative Agent shall not be deemed to have knowledge or notice of the occurrence of any Default or Event of Default unless the Administrative Agent has received notice in writing from a Lender or the Borrower referring to this Agreement, describing such Default or Event of Default and stating that such notice is a “notice of default.” In the event that the Administrative Agent receives such a notice, the Administrative Agent shall give notice thereof to the Lenders. The Administrative Agent shall take such action with respect to such Default or Event of Default as shall be reasonably directed by the Required Lenders (or, if so specified by this Agreement, all Lenders); provided that unless and until the Administrative Agent shall have received such directions, the Administrative Agent may (but shall not be obligated to) take such action or refrain from taking such action with respect to such Default or Event of Default as it shall deem advisable in the best interests of the Lenders. 9.6 Non-Reliance on Administrative Agent and Other Lenders. Each Lender expressly acknowledges that neither the Administrative Agent nor any of its officers, directors, employees, agents, attorneys in fact or Affiliates has made any representations or warranties to it and that no act by the Administrative Agent hereafter taken, including any review of the affairs of a Group Member or any Affiliate of a Group Member, shall be deemed to constitute any representation or warranty by the Administrative Agent to any Lender. Each Lender represents to the Administrative Agent that it has, independently and without reliance upon the Administrative Agent or any other Lender or any of their Related Parties, and based on such documents and information as it has deemed appropriate, made its own appraisal of, and investigation into, the business, operations, property, financial and other condition and creditworthiness of the Group Members and their Affiliates and made its own credit analysis and decision to make its Loans hereunder and enter into this Agreement. Each Lender also agrees that it will, independently and without reliance upon the Administrative Agent or any other Lender or any of their Related Parties, and based on such documents and information as it shall from time to time deem appropriate, continue to make its own credit analysis, appraisals and decisions in taking or not taking ny-2616960 121 action under or based upon this Agreement, the other Loan Documents or any related agreement or any document furnished hereunder or thereunder, and to make such investigation as it deems necessary to inform itself as to the business, operations, property, financial and other condition and creditworthiness of the Group Members and their Affiliates. Except for notices, reports and other documents expressly required to be furnished to the Lenders by the Administrative Agent hereunder, the Administrative Agent shall have no duty or responsibility to provide any Lender with any credit or other information concerning the business, operations, property, condition (financial or otherwise), prospects or creditworthiness of any Group Member or any Affiliate of a Group Member that may come into the possession of the Administrative Agent or any of its officers, directors, employees, agents, attorneys in fact or Affiliates. 9.7 Indemnification. Each of the Lenders agrees to indemnify each of the Administrative Agent, the Issuing Lender and the Swingline Lender and each of its Related Parties in its capacity as such (to the extent not reimbursed by the Borrower or any other Loan Party and without limiting the obligation of the Borrower or any other Loan Party to do so) according to its Aggregate Exposure Percentage in effect on the date on which indemnification is sought under this Section 9.7 (or, if indemnification is sought after the date upon which the Commitments shall have terminated and the Loans shall have been paid in full, in accordance with its Aggregate Exposure Percentage immediately prior to such date), from and against any and all liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements of any kind whatsoever that may at any time (whether before or after the payment of the Loans) be imposed on, incurred by or asserted against the Administrative Agent or such other Person in any way relating to or arising out of, the Commitments, this Agreement, any of the other Loan Documents or any documents contemplated by or referred to herein or therein or the transactions contemplated hereby or thereby or any action taken or omitted by the Administrative Agent or such other Person under or in connection with any of the foregoing and any other amounts not reimbursed by the Borrower or such other Loan Party; provided that no Lender shall be liable for the payment of any portion of such liabilities, obligations, losses, damages, penalties, actions, judgments, suits, costs, expenses or disbursements that are found by a final and nonappealable decision of a court of competent jurisdiction to have resulted primarily from the Administrative Agent’s or such other Person’s bad faith, gross negligence or willful misconduct. The agreements in this Section shall survive the payment of the Loans and all other amounts payable hereunder. 9.8 Agent in Its Individual Capacity. The Person serving as the Administrative Agent hereunder shall have the same rights and powers in its capacity as a Lender as any other Lender and may exercise the same as though it were not the Administrative Agent and the term “Lender” or “Lenders” shall, unless otherwise expressly indicated or unless the context otherwise requires, include the Person serving as the Administrative Agent hereunder in its individual capacity. Such Person and its Affiliates may accept deposits from, lend money to, own securities of, act as the financial advisor or in any other advisory capacity for and generally engage in any kind of business with the Group Members or other Affiliate thereof as if such Person were not the Administrative Agent hereunder and without any duty to account therefor to the Lenders. 9.9 Successor Administrative Agent. (a) The Administrative Agent may at any time give notice of its resignation to the Lenders and the Administrative Borrower. Upon receipt of any such notice of resignation, the Required Lenders shall have the right, with the consent of the Administrative Borrower (unless a Specified Event of Default has occurred and is continuing), to appoint a successor. If no such successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within thirty (30) days after the retiring Administrative Agent gives notice of its resignation (or such earlier day as shall be agreed by the Required Lenders) (the “Resignation Effective Date”), then the retiring Administrative ny-2616960 122 Agent may (but shall not be obligated to), on behalf of the Lenders, appoint a successor Administrative Agent meeting the qualifications set forth above; provided that in no event shall any such successor Administrative Agent be a Defaulting Lender or an Excluded Lender (unless such Lender was not an Excluded Lender at the time of the Trade Date of such Lender’s Assignment and Assumption). Whether or not a successor has been appointed, such resignation shall become effective in accordance with such notice on the Resignation Effective Date. (b) If the Person serving as Administrative Agent is a Defaulting Lender pursuant to clause (d) of the definition thereof, the Required Lenders may, to the extent permitted by applicable law, by notice in writing to the Administrative Borrower and such Person remove such Person as Administrative Agent and, with the consent of the Administrative Borrower (unless a Specified Event of Default has occurred and is continuing), appoint a successor. If no such successor shall have been so appointed by the Required Lenders and shall have accepted such appointment within thirty (30) days (or such earlier day as shall be agreed by the Required Lenders) (the “Removal Effective Date”), then such removal shall nonetheless become effective in accordance with such notice on the Removal Effective Date. (c) With effect from the Resignation Effective Date or the Removal Effective Date (as applicable) (i) the retiring or removed Administrative Agent shall be discharged from its duties and obligations hereunder and under the other Loan Documents (except that in the case of any collateral security held by the Administrative Agent on behalf of the Secured Parties under any of the Loan Documents, the retiring or removed Administrative Agent shall continue to hold such collateral security until such time as a successor Administrative Agent is appointed and such collateral security is assigned to such successor Administrative Agent) and (ii) except for any indemnity payments owed to the retiring or removed Administrative Agent, all payments, communications and determinations provided to be made by, to or through the Administrative Agent shall instead be made by or to each Lender directly, until such time, if any, as the Required Lenders appoint a successor Administrative Agent as provided for above in this Section. Upon the acceptance of a successor’s appointment as Administrative Agent hereunder, such successor shall succeed to and become vested with all of the rights, powers, privileges and duties of the retiring or removed Administrative Agent (other than any rights to indemnity payments owed to the retiring or removed Administrative Agent), and the retiring or removed Administrative Agent shall be discharged from all of its duties and obligations hereunder or under the other Loan Documents (if not already discharged therefrom as provided above in this Section). The fees payable by the Borrower to a successor Administrative Agent shall be the same as those payable to its predecessor unless otherwise agreed between the Borrower and such successor. After the retiring or removed Administrative Agent’s resignation or removal hereunder and under the other Loan Documents, the provisions of Section 9 and Section 10.5 shall continue in effect for the benefit of such retiring or removed Administrative Agent, its sub-agents and their respective Related Parties in respect of any actions taken or omitted to be taken by any of them while the retiring or removed Administrative Agent was acting as the Administrative Agent. To the extent the retiring or removed Administrative Agent is holding cash, deposit account balances or other credit support as collateral for Cash Collateralized Obligations, the retiring or removed Administrative Agent shall at or reasonably promptly following the Resignation Effective Date cause such collateral to be transferred to the successor Administrative Agent (unless such Cash Collateralization is in respect of Obligations held or otherwise maintained by such Administrative Agent after such Administrative Agent’s resignation) or, if no successor Administrative Agent has been appointed and accepted such appointment, to the respective Issuing Lenders ratably according to the outstanding amount of Cash Collateralized Obligations issued by them, in each case to be held as collateral for such Cash Collateralized Obligations in accordance with this Agreement. 9.10 Collateral and Guaranty Matters.

ny-2616960 123 (a) The Lenders irrevocably authorize the Administrative Agent, at its option and in its discretion, (i) to release or subordinate, as applicable, any Lien on any Collateral or other property granted to or held by the Administrative Agent under any Loan Document (A) upon the Discharge of Obligations, (B) that is sold or otherwise disposed of or to be sold or otherwise disposed of as part of or in connection with any sale or other disposition, or any Collateral that becomes Excluded Assets, in each case, as permitted hereunder or under any other Loan Document, including the sale or other disposition or pledge of Financing Assets in connection with any Permitted Secured Financing, any Permitted Risk Retention Facility or other Collateral sold, disposed or pledged in connection with any similar asset based financing expressly permitted under the Credit Agreement, or (C) subject to Section 10.1, if approved, authorized or ratified in writing by the Required Lenders or, to the extent set forth herein, the Administrative Agent; (ii) to subordinate any Lien on any Collateral or other property granted to or held by the Administrative Agent under any Loan Document to the holder of any Lien on such property that is permitted by Sections 7.3 (g) and (i); and (iii) to release any Guarantor from its obligations under the Guarantee and Collateral Agreement if such Person (1) ceases to be a Group Member or, (2) becomes an SPV Subsidiary or (3) becomes an Excluded Subsidiary, in each case, as a result of a transaction permitted under the Loan Documents. Upon request by the Administrative Agent at any time, the Required Lenders will confirm in writing the Administrative Agent’s authority to release or subordinate its interest in particular types or items of property, or to release any Guarantor from its obligations under the guaranty pursuant to this Section 9.10. (b) The Administrative Agent shall not be responsible for or have a duty to ascertain or inquire into any representation or warranty regarding the existence, value or collectability of the Collateral, the existence, priority or perfection of the Administrative Agent’s Lien thereon, or any certificate prepared by any Loan Party in connection therewith, nor shall the Administrative Agent be responsible or liable to the Lenders for any failure to monitor or maintain any portion of the Collateral. (c) Notwithstanding anything contained in any Loan Document, no Secured Party shall have any right individually to realize upon any of the Collateral or to enforce any guaranty of the Obligations (including any such guaranty provided by the Guarantors pursuant to the Guarantee and Collateral Agreement), it being understood and agreed that all powers, rights and remedies under the Loan Documents may be exercised solely by the Administrative Agent on behalf of the Secured Parties in accordance with the terms thereof; provided that, in no event shall a Secured Party be restricted hereunder from filing a proof of claim on its own behalf during the pendency of a proceeding relative to any Loan Party under any Debtor Relief Law or any other judicial proceeding. In the event of a foreclosure by the Administrative Agent on any of the Collateral pursuant to a public or private sale or other disposition, the Administrative Agent or any Secured Party may be the purchaser or licensor of any or all of such Collateral at any such sale or other disposition, and the Administrative Agent, as agent for and representative of such Secured Party (but not any Lender or Lenders in its or their respective individual capacities unless the Required Lenders shall otherwise agree in writing) shall be entitled, for the purpose of bidding and making settlement or payment of the purchase price for all or any portion of the Collateral sold at any such public sale, to use and apply any of the Obligations as a credit on account of the purchase price for any Collateral payable by the Administrative Agent on behalf of the Secured Parties at such sale or other disposition. Each Secured Party, whether or not a party hereto, will be ny-2616960 124 deemed, by its acceptance of the benefits of the Collateral and of the guarantees of the Obligations provided by the Loan Parties under the Guarantee and Collateral Agreement and the Debentures, to have agreed to the foregoing provisions. In furtherance of the foregoing, and not in limitation thereof, no Specified Swap Agreement and no Specified Cash Management Agreement, the Obligations under which constitute Obligations, will create (or be deemed to create) in favor of any Secured Party that is a party thereto any rights in connection with the management or release of any Collateral or of the Obligations of any Loan Party under any Loan Document except as expressly provided herein or in the Guarantee and Collateral Agreement. By accepting the benefits of the Collateral and of the guarantees of the Obligations provided by the Loan Parties under the Guarantee and Collateral Agreement and the Debentures, any Secured Party that is a Cash Management Bank or a Qualified Counterparty shall be deemed to have appointed the Administrative Agent to serve as administrative and collateral agent under the Loan Documents and to have agreed to be bound by the Loan Documents as a Secured Party thereunder, subject to the limitations set forth in this paragraph. 9.11 Administrative Agent May File Proofs of Claim. In case of the pendency of any proceeding under any Debtor Relief Law or any other judicial proceeding relative to any Loan Party, the Administrative Agent (irrespective of whether the principal of any Loan or Obligation in respect of any Letter of Credit shall then be due and payable as herein expressed or by declaration or otherwise and irrespective of whether the Administrative Agent shall have made any demand on the Borrower) shall be entitled and empowered (but not obligated), by intervention in such proceeding or otherwise: (a) to file and prove a claim for the whole amount of the principal and interest owing and unpaid in respect of the Loans, Obligations in respect of any Letter of Credit and all other Obligations that are owing and unpaid and to file such other documents as may be necessary or advisable to have the claims of the Lenders and the Administrative Agent (including any claim for the reasonable compensation, expenses, disbursements and advances of the Lenders and the Administrative Agent and their respective agents and counsel and all other amounts due the Lenders and the Administrative Agent under Sections 2.6 and 10.5) allowed in such judicial proceeding; and (b) to collect and receive any monies or other property payable or deliverable on any such claims and to distribute the same; and any custodian, receiver, assignee, trustee, liquidator, sequestrator or other similar official in any such judicial proceeding is hereby authorized by each Lender to make such payments to the Administrative Agent and, in the event that the Administrative Agent shall consent to the making of such payments directly to the Lenders, to pay to the Administrative Agent any amount due for the reasonable compensation, expenses, disbursements and advances of the Administrative Agent and its agents and counsel, and any other amounts due the Administrative Agent under Sections 2.6 and 10.5. Nothing contained herein shall be deemed to authorize the Administrative Agent to authorize or consent to or accept or adopt on behalf of any Lender any plan of reorganization, arrangement, adjustment or composition affecting the Obligations or the rights of any Lender to authorize the Administrative Agent to vote in respect of the claim of any Lender in any such proceeding. 9.12 No Other Duties, etc. Anything herein to the contrary notwithstanding, the Lead Arranger hereof shall not have any powers, duties or responsibilities under this Agreement or any of the other Loan Documents, except in its capacity, as applicable, as the Administrative Agent, a Lender, the Issuing Lender or the Swingline Lender hereunder. 9.13 Cash Management Bank and Qualified Counterparty Reports. Each Cash Management Bank and each Qualified Counterparty agrees to furnish to the Administrative Agent, as ny-2616960 125 frequently as the Administrative Agent may reasonably request, with a summary of all Obligations in respect of Cash Management Services and/or Specified Swap Agreements, as applicable, due or to become due to such Cash Management Bank or Qualified Counterparty, as applicable. In connection with any distributions to be made hereunder, the Administrative Agent shall be entitled to assume that no amounts are due to any Cash Management Bank or Qualified Counterparty (in its capacity as a Cash Management Bank or Qualified Counterparty and not in its capacity as a Lender) unless the Administrative Agent has received written notice thereof from such Cash Management Bank or Qualified Counterparty and if such notice is received, the Administrative Agent shall be entitled to assume that the only amounts due to such Cash Management Bank or Qualified Counterparty on account of Cash Management Services or Specified Swap Agreements are set forth in such notice. 9.14 Recovery of Erroneous Payments. (a) If the Administrative Agent notifies a Lender, Issuing Lender, Swingline Lender or Secured Party, or any Person who has received funds on behalf of a Lender, Issuing Lender, Swingline Lender or Secured Party (any such Lender, Issuing Lender, Swingline Lender, Secured Party or other recipient, a “Payment Recipient”) that the Administrative Agent has determined in its sole discretion (whether or not after receipt of any notice under immediately succeeding clause (b)) that any funds received by such Payment Recipient from the Administrative Agent or any of its Affiliates were erroneously transmitted to, or otherwise erroneously or mistakenly received by, such Payment Recipient (whether or not known to such Lender, Issuing Lender, Swingline Lender, Secured Party or other Payment Recipient on its behalf) (any such funds, whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise, individually and collectively, an “Erroneous Payment”) and demands the return of such Erroneous Payment (or a portion thereof), such Erroneous Payment shall at all times remain the property of the Administrative Agent and shall be segregated by the Payment Recipient and held in trust for the benefit of the Administrative Agent, and such Lender, Issuing Lender, Swingline Lender or Secured Party shall (or, with respect to any Payment Recipient who received such funds on its behalf, shall cause such Payment Recipient to) promptly, but in no event later than two (2) Business Days thereafter, return to the Administrative Agent the amount of any such Erroneous Payment (or portion thereof) as to which such a demand was made, in same day funds (in the currency so received), together with interest thereon in respect of each day from and including the date such Erroneous Payment (or portion thereof) was received by such Payment Recipient to the date such amount is repaid to the Administrative Agent in same day funds at the greater of the Federal Funds Effective Rate and a rate determined by the Administrative Agent in accordance with banking industry rules on interbank compensation from time to time in effect. A notice of the Administrative Agent to any Payment Recipient under this clause (a) shall be conclusive, absent manifest error. (b) Without limiting immediately preceding clause (a), each Lender, Issuing Lender, Swingline Lender or Secured Party, or any Person who has received funds on behalf of a Lender, Issuing Lender, Swingline Lender or Secured Party, hereby further agrees that if it receives a payment, prepayment or repayment (whether received as a payment, prepayment or repayment of principal, interest, fees, distribution or otherwise) from the Administrative Agent (or any of its Affiliates) (x) that is in a different amount than, or on a different date from, that specified in a notice of payment, prepayment or repayment sent by the Administrative Agent (or any of its Affiliates) with respect to such payment, prepayment or repayment, (y) that was not preceded or accompanied by a notice of payment, prepayment or repayment sent by the Administrative Agent (or any of its Affiliates), or (z) that such Lender, Issuing Lender, Swingline Lender or Secured Party, or other such recipient, otherwise becomes aware was transmitted, or received, in error or by mistake (in whole or in part) in each case:

ny-2616960 126 (i) in the case of immediately preceding clauses (x) or (y), an error shall be presumed to have been made (absent written confirmation from the Administrative Agent to the contrary) or (B) an error has been made (in the case of immediately preceding clause (z)), in each case, with respect to such payment, prepayment or repayment; and (ii) such Lender, Issuing Lender, Swingline Lender or Secured Party shall (and shall cause any other recipient that receives funds on its respective behalf to) promptly (and, in all events, within one (1) Business Day of its knowledge of such error) notify the Administrative Agent of its receipt of such payment, prepayment or repayment, the details thereof (in reasonable detail) and that it is so notifying the Administrative Agent pursuant to this Section 9.14(b). (c) Each Lender, Issuing Lender, Swingline Lender or Secured Party hereby authorizes the Administrative Agent to set off, net and apply any and all amounts at any time owing to such Lender, Issuing Lender, Swingline Lender or Secured Party under any Loan Document, or otherwise payable or distributable by the Administrative Agent to such Lender, Issuing Lender, Swingline Lender or Secured Party from any source, against any amount due to the Administrative Agent under clause (a) hereof or under the indemnification provisions of this Agreement. (d) In the event that an Erroneous Payment (or portion thereof) is not recovered by the Administrative Agent for any reason, after demand therefor by the Administrative Agent in accordance with clause (a) hereof, from any Lender, Issuing Lender or Swingline Lender that has received such Erroneous Payment (or portion thereof) (and/or from any Payment Recipient who received such Erroneous Payment (or portion thereof) on its respective behalf) (such unrecovered amount, an “Erroneous Payment Return Deficiency”), upon the Administrative Agent’s notice to such Lender, Issuing Lender or Swingline Lender at any time, (i) such Lender, Issuing Lender or Swingline Lender shall be deemed to have assigned its Loans (but not its Commitments) with respect to which such Erroneous Payment was made (the “Erroneous Payment Impacted Class”) in an amount equal to the Erroneous Payment Return Deficiency (or such lesser amount as the Administrative Agent may specify) (such assignment of the Loans (but not Commitments) of the Erroneous Payment Impacted Class, the “Erroneous Payment Deficiency Assignment”) at par plus any accrued and unpaid interest (with the assignment fee to be waived by the Administrative Agent in such instance), and is hereby (together with Borrower) deemed to execute and deliver an Assignment and Assumption (or, to the extent applicable, an agreement incorporating an Assignment and Assumption by reference pursuant to a Platform as to which the Administrative Agent and such parties are participants) with respect to such Erroneous Payment Deficiency Assignment, and such Lender, Issuing Lender or Swingline Lender shall deliver any Notes evidencing such Loans to Borrower or the Administrative Agent, (ii) the Administrative Agent as the assignee Lender shall be deemed to acquire the Erroneous Payment Deficiency Assignment, (iii) upon such deemed acquisition, the Administrative Agent as the assignee Lender shall become a Lender, Issuing Lender or Swingline Lender, as applicable, hereunder with respect to such Erroneous Payment Deficiency Assignment and the assigning Lender or assigning Issuing Lender or assigning Swingline Lender shall cease to be a Lender, Issuing Lender or Swingline Lender, as applicable, hereunder with respect to such Erroneous Payment Deficiency Assignment, excluding its obligations under the indemnification provisions of this Agreement and its applicable Commitments which shall survive as to such assigning Lender, assigning Issuing Lender or assigning Swingline Lender and (iv) the Administrative Agent may reflect in the Register its ownership interest in the Loans subject to the Erroneous Payment Deficiency Assignment. The Administrative Agent may, in its discretion, sell any Loans acquired pursuant to an Erroneous Payment Deficiency Assignment and upon receipt of the proceeds of such sale, the Erroneous Payment Return Deficiency owing by the applicable Lender, Issuing Lender or Swingline Lender shall be reduced by the net proceeds of the sale of such Loan (or portion thereof), and the Administrative Agent shall retain all other rights, remedies and claims against such Lender, Issuing Lender or Swingline Lender (and/or against any recipient that receives funds on its ny-2616960 127 respective behalf). No Erroneous Payment Deficiency Assignment will reduce the Commitments of any Lender, Issuing Lender or Swingline Lender and such Commitments shall remain available in accordance with the terms of this Agreement. In addition, each party hereto agrees that, except to the extent that the Administrative Agent has sold a Loan (or portion thereof) acquired pursuant to an Erroneous Payment Deficiency Assignment, and irrespective of whether the Administrative Agent may be equitably subrogated, the Administrative Agent shall be contractually subrogated to all the rights and interests of the applicable Lender, Issuing Lender, Swingline Lender or Secured Party under the Loan Documents with respect to each Erroneous Payment Return Deficiency (the “Erroneous Payment Subrogation Rights”). (e) The parties hereto agree that an Erroneous Payment shall not pay, prepay, repay, discharge or otherwise satisfy any Obligations owed by the Borrower or any other Loan Party, except, in each case, to the extent such Erroneous Payment is, and solely with respect to the amount of such Erroneous Payment that is, comprised of funds received by the Administrative Agent from the Borrower or any other Loan Party for the purpose of making such Erroneous Payment. (f) To the extent permitted by applicable law, no Payment Recipient shall assert any right or claim to an Erroneous Payment, and hereby waives, and is deemed to waive, any claim, counterclaim, defense or right of set-off or recoupment with respect to any demand, claim or counterclaim by the Administrative Agent for the return of any Erroneous Payment received, including without limitation any defense based on “discharge for value” or any similar doctrine. (g) Each party’s obligations, agreements and waivers under this Section 9.14 shall survive the resignation or replacement of the Administrative Agent, any transfer of rights or obligations by, or the replacement of, a Lender, Swingline Lender or Issuing Lender, or the Discharge of Obligations. 9.15 Survival. This Section 9 shall survive the Discharge of Obligations. SECTION 10 MISCELLANEOUS 10.1 Amendments and Waivers. (a) Neither this Agreement, any other Loan Document (other than any L/C Related Document), nor any terms hereof or thereof may be amended, supplemented or modified except in accordance with the provisions of this Section 10.1. The Required Lenders and each Loan Party party to the relevant Loan Document may, or, with the written consent of the Required Lenders, the Administrative Agent and each Loan Party party to the relevant Loan Document may, from time to time, (i) enter into written amendments, supplements or modifications hereto and to the other Loan Documents for the purpose of adding any provisions to this Agreement or the other Loan Documents or changing in any manner the rights of the Lenders or of the Loan Parties hereunder or thereunder or (ii) waive, on such terms and conditions as the Required Lenders or the Administrative Agent, as the case may be, may specify in such instrument, any of the requirements of this Agreement or the other Loan Documents or any Default or Event of Default and its consequences; provided that no such waiver and no such amendment, supplement or modification shall (A) forgive the principal amount or extend the final scheduled date of maturity of any Loan, reduce the stated rate of any interest or fee payable hereunder (except that no amendment or modification of defined terms used in the financial covenants in this Agreement or waiver of any Default or Event of Default or the right to receive interest at the Default Rate shall constitute a reduction in the rate of interest or fees for purposes of this clause (A)) or extend the scheduled date of any payment thereof, or increase the amount or extend the expiration date of any Lender’s Revolving Commitment, in each case, without the written consent of each Lender directly ny-2616960 128 affected thereby (except that no waiver of any Overadvance repayment shall be considered such an extension); (B) change any of the provisions of this Section 10.1 or any other provision of any Loan Document specifying the number or percentage of Lenders required to waive, amend or modify any rights thereunder or make any determination or grant any consent thereunder, without the written consent of each Lender; (C) reduce any percentage specified in the definition of Required Lenders, consent to the assignment or transfer by the Borrower of any of its rights and obligations under this Agreement and the other Loan Documents, release all or substantially all of the Collateral, contractually subordinate the Obligations (including any guarantees thereof) or the Administrative Agent’s Lien on all or substantially all of the Collateral, or release all or substantially all the value of the guarantees (taken as a whole) of the Guarantors from their obligations under the Guarantee and Collateral Agreement, in each case without the written consent of all Lenders; (D) (i) amend, modify or waive the pro rata requirements of Section 2.13 or any other provision of the Loan Documents requiring pro rata treatment of the Lenders in a manner that adversely affects Revolving Lenders without the written consent of each Revolving Lender or (ii) amend, modify or waive the pro rata requirements of Section 2.13 or any other provision of the Loan Documents requiring pro rata treatment of the Lenders in a manner that adversely affects the L/C Lenders without the written consent of each L/C Lender; (E) amend, modify or waive any provision of Section 9 without the written consent of the Administrative Agent; (F) amend, modify or waive any provision of Section 2.3 or 2.4 without the written consent of the Swingline Lender; (G) amend, modify or waive any provision of Section 3 without the written consent of the Issuing Lender; or (H) (i) amend or modify the application of payments set forth in Section 8.3 without the written consent of each affected Revolving Lender, (ii) amend or modify the application of payments set forth in Section 8.3 without the written consent of each affected L/C Lender, or (iii) amend or modify the application of payments provisions set forth in Section 8.3 in a manner that affects the Issuing Lender, any Cash Management Bank or any Qualified Counterparty, as applicable, without the written consent of the Issuing Lender, such Cash Management Bank or any such Qualified Counterparty, as applicable. Any such waiver and any such amendment, supplement or modification shall apply equally to each of the Lenders and shall be binding upon the Loan Parties, the Lenders, the Administrative Agent, the Issuing Lender, each Cash Management Bank, each Qualified Counterparty, and all future holders of the Loans. In the case of any waiver, the Loan Parties, the Lenders and the Administrative Agent shall be restored to their former position and rights hereunder and under the other Loan Documents, and any Default or Event of Default waived shall be deemed to be cured during the period such waiver is effective; but no such waiver shall extend to any subsequent or other Default or Event of Default, or impair any right consequent thereon. Notwithstanding the foregoing, the Issuing Lender may amend any of the L/C-Related Documents without the consent of the Administrative Agent or any other Lender. Notwithstanding anything to the contrary herein, no Defaulting Lender shall have any right to approve or disapprove any amendment, waiver or consent hereunder (and any amendment, waiver or consent which by its terms requires the consent of all Lenders or each affected Lender may be effected with the consent of the applicable Lenders other than Defaulting Lenders), except that (x) the Revolving Commitment of any Defaulting Lender may not be increased or extended without the consent of such Lender and (y) any waiver, amendment or modification requiring the consent of all Lenders or each affected Lender that by its terms affects any Defaulting Lender disproportionately adversely relative to other affected Lenders shall require the consent of such Defaulting Lender. (b) Notwithstanding anything to the contrary contained in Section 10.1(a) above, in the event that the Borrower requests that this Agreement or any of the other Loan Documents be amended or otherwise modified in a manner which would require the consent of all of the Lenders and such amendment or other modification is agreed to by the Borrower, the Required Lenders and the Administrative Agent, then, with the consent of the Administrative Borrower, the Administrative Agent and the Required Lenders, this Agreement or such other Loan Document may be amended without the ny-2616960 129 Borrower: Pagaya Technologies Ltd. 90 Park Avenue New York, NY 10016 Attention: Michael Kurlander E-Mail: michael.kurlander@pagaya.com consent of the Lender or Lenders who are unwilling to agree to such amendment or other modification (each, a “Minority Lender”), to provide for: (i) the termination of the Commitment of each such Minority Lender; (ii) the assumption of the Loans and Commitment of each such Minority Lender by one or more Replacement Lenders pursuant to the provisions of Section 2.18; and (iii) the payment of all interest, fees and other obligations payable or accrued in favor of each Minority Lender and such other modifications to this Agreement or to such Loan Documents as the Administrative Borrower, the Administrative Agent and the Required Lenders may determine to be appropriate in connection therewith. (c) Notwithstanding any provision herein to the contrary, any Specified Cash Management Agreement and any Specified Swap Agreement may be amended or otherwise modified by the parties thereto in accordance with the terms thereof without the consent of the Administrative Agent or any Lender. (d) Notwithstanding any provision herein or in any other Loan Document to the contrary, no Cash Management Bank and no Qualified Counterparty shall have any voting or approval rights hereunder (or be deemed a Lender) solely by virtue of its status as the provider or holder of Cash Management Services or Specified Swap Agreements or Obligations owing thereunder, nor shall the consent of any such Cash Management Bank or Qualified Counterparty, as applicable, be required for any matter, other than in their capacities as Lenders, to the extent applicable. (e) Notwithstanding any other provision, no consent of any Lender (or other Secured Party other than the Administrative Agent) shall be required to effectuate any amendment to implement any Increase permitted by Section 2.21. (f) The Administrative Agent may, with the consent of the Loan Parties only, amend, modify or supplement this Agreement or any of the Loan Documents to cure any omission, mistake or defect. 10.2 Notices. (a) All notices, requests and demands to or upon the respective parties hereto to be effective shall be in writing (including by facsimile or electronic mail), and, unless otherwise expressly provided herein, shall be deemed to have been duly given or made when delivered, or three (3) Business Days after being deposited in the mail, postage prepaid, or, in the case of facsimile or electronic mail notice, when received, addressed as follows in the case of the Borrower and the Administrative Agent, and as set forth in an administrative questionnaire delivered to the Administrative Agent in the case of the Lenders, or to such other address as may be hereafter notified by the respective parties hereto:

ny-2616960 130 provided that any notice, request or demand to or upon the Administrative Agent or the Lenders shall not be effective until received. (b) Notices and other communications to the Lenders hereunder may be delivered or furnished by electronic communications (including email and Internet or intranet websites) pursuant to procedures approved by the Administrative Agent; provided that the foregoing shall not apply to notices to any Lender pursuant to Section 2 unless otherwise agreed by the Administrative Agent and the applicable Lender. The Administrative Agent or any Loan Party may, in its discretion, agree to accept notices and other communications to it hereunder by electronic communications pursuant to procedures approved by it; provided that approval of such procedures may be limited to particular notices or communications. Unless the Administrative Agent otherwise prescribes, (i) notices and other communications sent to an email address shall be deemed received upon the sender’s receipt of an acknowledgment from the intended recipient (such as by the “return receipt requested” function, as available, return email or other written acknowledgment); and (ii) notices or communications posted to an Internet or intranet website shall be deemed received upon the deemed receipt by the intended recipient at its email address as described in the foregoing clause (i) of notification that such notice or communication is available and identifying the website address therefor; provided that, for both clauses (i) and (ii), if such notice or other communication is not sent during the normal business hours of the with a copy (which shall not constitute notice) to: Skadden, Arps, Slate, Meagher & Flom LLP Davis Polk & Wardwell LLP One Manhattan West 450 Lexington Ave New York, NY 1000110017 Attention: Tracey ChenowethJason Kyrwood and Yuko Sin E-Mail: Tracey.Chenoweth@skadden.comjason.kyrwood @davispolk.com yuko.sin@davispolk.com Administrative Agent: Silicon Valley Bank, a division of First-Citizens Bank & Trust Company 275 Grove Street, Suite 300 Newton, MA 02466 Attention: Charles Bradford E-Mail: CBradford@svb.com with a copy (which shall not constitute notice) to: Morrison & Foerster LLP 200 Clarendon Street Boston, MA 02116 Attention: Charles Stavros E-Mail: CStavros@mofo.com ny-2616960 131 recipient, such notice or communication shall be deemed to have been sent at the opening of business on the next Business Day for the recipient. (c) Any party hereto may change its address or facsimile number for notices and other communications hereunder by notice to the other parties hereto. (d) (i) Each Loan Party agrees that the Administrative Agent may, but shall not be obligated to, make the Communications (as defined below) available to the Issuing Lender and the other Lenders by posting the Communications on the Platform. (ii) The Platform is provided “as is” and “as available.” The Agent Parties (as defined below) do not warrant the adequacy of the Platform and expressly disclaim liability for errors or omissions in the Communications. No warranty of any kind, express, implied or statutory, including, without limitation, any warranty of merchantability, fitness for a particular purpose, non-infringement of third-party rights or freedom from viruses or other code defects, is made by any Agent Party in connection with the Communications or the Platform. In no event shall the Administrative Agent or any of its Related Parties (collectively, the “Agent Parties”) have any liability to the Borrower or the other Loan Parties, any Lender or any other Person or entity for damages of any kind, including direct or indirect, special, incidental or consequential damages, losses or expenses (whether in tort, contract or otherwise) arising out of the Borrower’s, any Loan Party’s or the Administrative Agent’s transmission of communications through the Platform. “Communications” means, collectively, any notice, demand, communication, information, document or other material provided by or on behalf of any Loan Party pursuant to any Loan Document or the transactions contemplated therein which is distributed to the Administrative Agent, any Lender or the Issuing Lender by means of electronic communications pursuant to this Section, including through the Platform. 10.3 No Waiver; Cumulative Remedies. No failure to exercise and no delay in exercising, on the part of the Administrative Agent or any Lender, any right, remedy, power or privilege hereunder or under the other Loan Documents shall operate as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. The rights, remedies, powers and privileges herein provided are cumulative and not exclusive of any rights, remedies, powers and privileges provided by law. 10.4 Survival of Representations and Warranties. All representations and warranties made hereunder, in the other Loan Documents and in any document, certificate or statement delivered pursuant hereto or in connection herewith shall survive the execution and delivery of this Agreement and the making of the Loans and other extensions of credit hereunder. 10.5 Expenses; Indemnity; Damage Waiver. (a) Costs and Expenses. The Borrower shall pay (i) all reasonable and documented out-of-pocket expenses incurred by the Administrative Agent and its Affiliates (including the reasonable fees, charges and disbursements of counsel for the Administrative Agent (to be limited to a single counsel for the Administrative Agent and, if applicable, of a single local counsel to the Administrative Agent in each relevant jurisdiction (which may include a single special counsel acting in multiple other jurisdictions), and of such other counsel retained with the prior written consent of the Administrative Borrower (such consent not to be unreasonably withheld or delayed)), in connection with the syndication of the Facilities, the preparation, negotiation, execution, delivery and administration of this Agreement and the other Loan Documents, or any amendments, modifications or waivers of the provisions hereof or thereof (whether or not the transactions contemplated hereby or thereby shall be consummated), (ii) all ny-2616960 132 reasonable and documented out-of-pocket expenses incurred by the Issuing Lender in connection with the issuance, amendment, renewal or extension of any Letter of Credit or any demand for payment thereunder, and (iii) all reasonable and documented out-of-pocket expenses (including Collateral-Related Expenses) incurred by the Administrative Agent or any Lender (including the fees, charges and disbursements of a single counsel for the Administrative Agent and the Lenders, and, if applicable, of a single local counsel to the Administrative Agent and the Lenders in each relevant jurisdiction (which may include a single special counsel acting in multiple other jurisdictions), and of such other counsel retained with the prior written consent of the Administrative Borrower (such consent not to be unreasonably withheld or delayed) (and of such other counsel retained by a Lender or a group of Lenders in the event of any actual or perceived conflict for the matters covered thereby), in connection with the enforcement or protection of its rights (A) in connection with this Agreement and the other Loan Documents, including its rights under this Section, or (B) in connection with the Loans made or Letters of Credit issued or participated in hereunder, including all such reasonable and documented out-of-pocket expenses incurred during any workout, restructuring or negotiations in respect of such Loans or Letters of Credit. (b) Indemnification by the Borrower. The Borrower shall indemnify the Administrative Agent (and any sub-agent thereof), each Lender (including the Issuing Lender), and each Related Party of any of the foregoing Persons (each such Person being called an “Indemnitee”) against, and hold each Indemnitee harmless from, any and all losses, claims, damages, liabilities and related expenses (including the reasonable and documented, out-of-pocket fees, charges and disbursements of any counsel for any Indemnitee (to be limited to a single counsel for the Administrative Agent and, if applicable, of a single local counsel to the Administrative Agent in each relevant jurisdiction (which may include a single special counsel acting in multiple other jurisdictions), and of such other counsel retained with the prior written consent of the Administrative Borrower (such consent not to be unreasonably withheld or delayed) and of such other counsel retained by a Lender or a group of Lenders in the event of any actual or perceived conflict for the matters covered thereby), incurred by any Indemnitee or asserted against any Indemnitee by any Person (including the Borrower or any other Loan Party) other than such Indemnitee and its Related Parties arising out of, in connection with, or as a result of (i) the execution or delivery of this Agreement, any other Loan Document or any agreement or instrument contemplated hereby or thereby, the performance by the parties hereto of their respective obligations hereunder or thereunder or the consummation of the transactions contemplated hereby or thereby, (ii) any Loan or Letter of Credit or the use or proposed use of the proceeds therefrom (including any refusal by the Issuing Lender to honor a demand for payment under a Letter of Credit if the documents presented in connection with such demand do not strictly comply with the terms of such Letter of Credit), (iii) any actual or alleged presence or release of Materials of Environmental Concern on or from any property owned or operated by the Group Members, or any Environmental Liability related in any way to the Group Members, or (iv) any actual or prospective claim, litigation, investigation or proceeding relating to any of the foregoing, whether based on contract, tort or any other theory, whether brought by a third party or by the Borrower or any other Loan Party, and regardless of whether any Indemnitee is a party thereto; provided that such indemnity shall not, as to any Indemnitee, be available to the extent that such losses, claims, damages, liabilities or related expenses (x) are determined by a court of competent jurisdiction by a final and nonappealable judgment to have resulted from the bad faith, gross negligence or willful misconduct of such Indemnitee, (y) result from a claim brought by the Borrower or any other Loan Party against an Indemnitee for breach in bad faith of such Indemnitee's obligations hereunder or under any other Loan Document, if the Borrower or such Loan Party has obtained a final and nonappealable judgment in its favor on such claim as determined by a court of competent jurisdiction or (z) result from a claim not involving an act or omission of the Borrower in violation of the Loan Documents that is brought by an Indemnitee against another Indemnitee. This Section 10.5(b) shall not ny-2616960 133 apply with respect to Taxes other than any Taxes that represent losses, claims, damages, etc. arising from any non-Tax claim. (c) Reimbursement by Lenders. To the extent that the Borrower for any reason fails indefeasibly to pay any amount required under paragraph (a) or (b) of this Section to be paid by it to the Administrative Agent (or any sub-agent thereof), the Issuing Lender, the Swingline Lender or any Related Party of any of the foregoing, each Lender severally agrees to pay to the Administrative Agent (or any such sub-agent), the Issuing Lender, the Swingline Lender or such Related Party, as the case may be, such Lender’s pro rata share (determined as of the time that the applicable unreimbursed expense or indemnity payment is sought based on each Lender’s share of the Total Credit Exposure at such time) of such unpaid amount (including any such unpaid amount in respect of a claim asserted by such Lender); provided further, that the unreimbursed expense or indemnified loss, claim, damage, liability or related expense, as the case may be, was incurred by or asserted against the Administrative Agent (or any such sub-agent), the Issuing Lender or the Swingline Lender in its capacity as such, or against any Related Party of any of the foregoing acting for the Administrative Agent (or any such sub-agent), the Issuing Lender or the Swingline Lender in connection with such capacity. The obligations of the Lenders under this paragraph (c) are subject to the provisions of Sections 2.1 and 2.15(e). (d) Waiver of Consequential Damages, Etc. To the fullest extent permitted by applicable law, the Borrower and each other Loan Party shall not assert, and hereby waives, any claim against any Indemnitee, on any theory of liability, for special, indirect, consequential or punitive damages (as opposed to direct or actual damages) arising out of, in connection with, or as a result of, this Agreement, any other Loan Document or any agreement or instrument contemplated hereby, the transactions contemplated hereby or thereby, any Loan or Letter of Credit, or the use of the proceeds thereof. No Indemnitee referred to in paragraph (b) above shall be liable for any damages arising from the use by unintended recipients of any information or other materials distributed by it through telecommunications, electronic or other information transmission systems in connection with this Agreement or the other Loan Documents or the transactions contemplated hereby or thereby. (e) Payments. All amounts due under this Section shall be payable promptly after written demand therefor. (f) Survival. Each party’s obligations under this Section shall survive the Discharge of Obligations. 10.6 Successors and Assigns; Participations and Assignments. (a) Successors and Assigns Generally. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns permitted hereby (which, for purposes of this Section 10.6, shall include any Cash Management Bank and any Qualified Counterparty), except that neither the Borrower nor any other Loan Party may assign or otherwise transfer any of its rights or obligations hereunder without the prior written consent of the Administrative Agent and each Lender (it being understood and agreed that a merger, consolidation, amalgamation or other similar transaction permitted by this Agreement shall not constitute an assignment by a Loan Party), and no Lender may assign or otherwise transfer any of its rights or obligations hereunder except (i), to an assignee in accordance with the provisions of paragraph (b) of this Section, (ii) by way of participation in accordance with the provisions of Section 10.6(d), or (iii) by way of pledge or assignment of a security interest subject to the restrictions of Section 10.6(e) (and any other attempted assignment or transfer by any party hereto shall be null and void). Nothing in this Agreement, expressed or implied, shall be construed to confer upon any Person (other than the parties hereto, their respective successors and assigns permitted hereby, Participants to the extent provided in paragraph (d) of this ny-2616960 134 Section and, to the extent expressly contemplated hereby, the Related Parties of each of the Administrative Agent and the Lenders) any legal or equitable right, remedy or claim under or by reason of this Agreement. (b) Assignments by Lenders. Any Lender may at any time assign to one or more assignees all or a portion of its rights and obligations under this Agreement (including all or a portion of its Commitment and the Loans at the time owing to it); provided that (in each case with respect to any Facility) any such assignment shall be subject to the following conditions: (i) Minimum Amounts. (A) in the case of an assignment of the entire remaining amount of the assigning Lender’s Commitment and/or the Loans at the time owing to it (in each case with respect to any Facility) or contemporaneous assignments to related Approved Funds (determined after giving effect to such assignments) that equal at least the amount specified in paragraph (b)(i)(B) of this Section in the aggregate or in the case of an assignment to a Lender, an Affiliate of a Lender or an Approved Fund, no minimum amount need be assigned; and (B) in any case not described in paragraph (b)(i)(A) of this Section, the aggregate amount of the Commitment (which for this purpose includes Loans outstanding thereunder) or, if the applicable Commitment is not then in effect, the principal outstanding balance of the Loans of the assigning Lender subject to each such assignment (determined as of the date the Assignment and Assumption with respect to such assignment is delivered to the Administrative Agent or, if “Trade Date” is specified in the Assignment and Assumption, as of the Trade Date) shall not be less than $5,000,000, unless each of the Administrative Agent and, so long as no Default or Event of Default has occurred and is continuing, the Administrative Borrower otherwise consents (each such consent not to be unreasonably withheld or delayed). (ii) Proportionate Amounts. Each partial assignment shall be made as an assignment of a proportionate part of all the assigning Lender’s rights and obligations under this Agreement with respect to the Loan or the Commitment assigned, except that this clause (ii) shall not prohibit any Lender from assigning all or a portion of its rights and obligations among separate Facilities on a non-pro rata basis. Notwithstanding the foregoing or anything herein to the contrary, the L/C Facility is a sublimit of the Revolving Facility and the commitments and obligations in respect of the Revolving Facility and the L/C Facility shall be assigned on a pro rata basis with each other. (iii) Required Consents. No consent shall be required for any assignment except to the extent required by paragraph (b)(i)(B) of this Section and, in addition: (A) the consent of the Administrative Borrower (such consent not to be unreasonably withheld or delayed) shall be required unless (x) a Specified Event of Default has occurred and is continuing at the time of such assignment, or (y) such assignment is to a Lender, an Affiliate of a Lender or an Approved Fund; provided that the Administrative Borrower shall be deemed to have consented to any such assignment unless it shall object thereto by written notice to the Administrative Agent within ten (10) Business Days after having received notice thereof; and (B) the consent of the Administrative Agent, the Issuing Lender and the Swingline Lender (in each case, such consent not to be unreasonably withheld or delayed) shall be required for assignments if such assignment is to a Person that is not a Lender, an Affiliate of such Lender or an Approved Fund with respect to such Lender.

ny-2616960 135 (iv) Assignment and Assumption. The parties to each assignment shall execute and deliver to the Administrative Agent an Assignment and Assumption, together with a processing and recordation fee of $3,500; provided that the Administrative Agent may, in its sole discretion, elect to waive such processing and recordation fee in the case of any assignment. The assignee, if it is not a Lender, shall deliver to the Administrative Agent any such administrative questionnaire as the Administrative Agent may request. (v) No Assignment to Certain Persons. No such assignment shall be made to (A) the Borrower or any of the Borrower’s Affiliates or Subsidiaries, (B) any Defaulting Lender or any of its Subsidiaries, or any Person who, upon becoming a Lender hereunder, would constitute any of the foregoing Persons described in this clause (B), (C) any Excluded Lender or (D) any Affiliate of the Loan Parties. (vi) No Assignment to Natural Persons. No such assignment shall be made to a natural Person (or a holding company, investment vehicle or trust established for, or owned and operated for the primary benefit of, a natural Person). (vii) Certain Additional Payments. In connection with any assignment of rights and obligations of any Defaulting Lender hereunder, no such assignment shall be effective unless and until, in addition to the other conditions thereto set forth herein, the parties to the assignment shall make such additional payments to the Administrative Agent in an aggregate amount sufficient, upon distribution thereof as appropriate (which may be outright payment, purchases by the assignee of participations or subparticipations, or other compensating actions, including funding, with the consent of the Administrative Borrower and the Administrative Agent, the applicable pro rata share of Loans previously requested but not funded by the Defaulting Lender, to each of which the applicable assignee and assignor hereby irrevocably consent), to (x) pay and satisfy in full all payment liabilities then owed by such Defaulting Lender to the Administrative Agent, the Issuing Lender, the Swingline Lender and each other Lender hereunder (and interest accrued thereon), and (y) acquire (and fund as appropriate) its full pro rata share of all Loans and participations in Letters of Credit and Swingline Loans in accordance with its Revolving Percentage. Notwithstanding the foregoing, in the event that any assignment of rights and obligations of any Defaulting Lender hereunder shall become effective under applicable law without compliance with the provisions of this paragraph, then the assignee of such interest shall be deemed to be a Defaulting Lender for all purposes of this Agreement until such compliance occurs. Subject to acceptance and recording thereof by the Administrative Agent pursuant to paragraph (c) of this Section, from and after the effective date specified in each Assignment and Assumption, the assignee thereunder shall be a party to this Agreement and, to the extent of the interest assigned by such Assignment and Assumption, have the rights and obligations of a Lender under this Agreement, and the assigning Lender thereunder shall, to the extent of the interest assigned by such Assignment and Assumption, be released from its obligations under this Agreement (and, in the case of an Assignment and Assumption covering all of the assigning Lender’s rights and obligations under this Agreement, such Lender shall cease to be a party hereto) but shall continue to be entitled to the benefits of Sections 2.14, 2.15, 2.16 and 10.5 with respect to facts and circumstances occurring prior to the effective date of such assignment; provided, that except to the extent otherwise expressly agreed by the affected parties, no assignment by a Defaulting Lender will constitute a waiver or release of any claim of any party hereunder arising from that Lender’s having been a Defaulting Lender. Any assignment or transfer by a Lender of rights or obligations under this Agreement that does not comply with this paragraph shall be treated for purposes of this Agreement as a sale by such Lender of a participation in such rights and obligations in accordance with paragraph (d) of this Section.

ny-2616960 136 (c) Register. The Administrative Agent, acting solely for this purpose as a non-fiduciary agent of the Borrower, shall maintain at one of its offices in California a copy of each Assignment and Assumption delivered to it and a register for the recordation of the names and addresses of the Lenders, and the Commitments of, and principal amounts (and stated interest) of the Loans owing to, each Lender pursuant to the terms hereof from time to time (the “Register”). The entries in the Register shall be conclusive absent manifest error, and the Borrower, the Administrative Agent and the Lenders shall treat each Person whose name is recorded in the Register pursuant to the terms hereof as a Lender hereunder for all purposes of this Agreement. The Register shall be available for inspection by the Administrative Borrower and any Lender, at any reasonable time and from time to time upon reasonable prior notice. (d) Participations. Any Lender may at any time, without the consent of, or notice to, the Borrower or the Administrative Agent, sell participations to any Person (other than a natural Person, a holding company, investment vehicle or trust established for, or owned and operated for the primary benefit of, a natural Person, any Excluded Lender or the Borrower or any of the Borrower’s Affiliates or Subsidiaries) (each, a “Participant”) in all or a portion of such Lender’s rights and/or obligations under this Agreement (including all or a portion of its Commitment and/or the Loans owing to it); provided that (i) such Lender’s obligations under this Agreement shall remain unchanged, (ii) such Lender shall remain solely responsible to the other parties hereto for the performance of such obligations, and (iii) the Borrower, the Administrative Agent, the Issuing Lender and the other Lenders shall continue to deal solely and directly with such Lender in connection with such Lender’s rights and obligations under this Agreement. Each Lender shall be responsible for the indemnities under Sections 2.15(e) and 9.7 with respect to any payments made by such Lender to its Participant(s). Any agreement or instrument pursuant to which a Lender sells such a participation shall provide that such Lender shall retain the sole right to enforce this Agreement and to approve any amendment, modification or waiver of any provision of this Agreement; provided that such agreement or instrument may provide that such Lender will not, without the consent of the Participant, agree to any amendment, modification or waiver which affects such Participant and for which the consent of such Lender is required (as described in Section 10.1). The Borrower agrees that each Participant shall be entitled to the benefits of Sections 2.14, 2.15 and 2.16 (subject to the requirements and limitations therein, including the requirements under Section 2.15(f) (it being understood that the documentation required under Section 2.15(f) shall be delivered by such Participant to the Lender granting such participation)) to the same extent as if it were a Lender and had acquired its interest by assignment pursuant to Section 10.6(b); provided that such Participant (A) agrees to be subject to the provisions of Sections 2.18 as if it were an assignee under Section 10.6(b); and (B) shall not be entitled to receive any greater payment under Sections 2.14 or 2.15, with respect to any participation, than its participating Lender would have been entitled to receive, except to the extent such entitlement to receive a greater payment results from a change in any Requirement of Law that occurs after the Participant acquired the applicable participation. Each Lender that sells a participation agrees, at the Borrower's request and expense, to use reasonable efforts to cooperate with the Borrower to effectuate the provisions of Section 2.18 with respect to any Participant. To the extent permitted by law, each Participant also shall be entitled to the benefits of Section 10.7 as though it were a Lender; provided that such Participant agrees to be subject to Section 2.13(j) as though it were a Lender. Each Lender that sells a participation shall, acting solely for this purpose as a non-fiduciary agent of the Borrower, maintain a register on which it enters the name and address of each Participant and the principal amounts (and stated interest) of each Participant’s interest in the Loans or other obligations under the Loan Documents (the “Participant Register”); provided that no Lender shall have any obligation to disclose all or any portion of the Participant Register (including the identity of any Participant or any information relating to a Participant’s interest in any Commitments, Loans, Letters of Credit or its other obligations under any Loan Document) to any Person except to the extent that such disclosure is necessary to establish that such commitment, loan, letter of credit or other ny-2616960 137 obligation is in registered form under Section 5f.103-1(c) of the United States Treasury Regulations. The entries in the Participant Register shall be conclusive absent manifest error, and such Lender shall treat each Person whose name is recorded in the Participant Register as the owner of such participation for all purposes of this Agreement notwithstanding any notice to the contrary. The Administrative Agent (in its capacity as Administrative Agent) shall have no responsibility for maintaining a Participant Register. (e) Certain Pledges. Any Lender may at any time pledge or assign a security interest in all or any portion of its rights under this Agreement to secure obligations of such Lender, including any pledge or assignment to secure obligations to a Federal Reserve Bank; provided that no such pledge or assignment shall release such Lender from any of its obligations hereunder or substitute any such pledgee or assignee for such Lender as a party hereto. (f) Notes. The Borrower, upon receipt by the Administrative Borrower of written notice from the relevant Lender, agrees to issue Notes to any Lender requiring Notes to facilitate transactions of the type described in Section 10.6. (g) Representations and Warranties of Lenders. Each Lender, upon execution and delivery hereof or upon succeeding to an interest in the Commitments or Loans, as the case may be, represents and warrants as of the Closing Date or as of the effective date of the applicable Assignment and Assumption that (i) it is an Eligible Assignee; (ii) it has experience and expertise in the making of or investing in commitments, loans or investments such as the Commitments and Loans; and (iii) it will make or invest in its Commitments and Loans for its own account in the ordinary course of its business and without a view to distribution of such Commitments and Loans within the meaning of the Securities Act or the Exchange Act, or other federal securities laws (it being understood that, subject to the provisions of this Section 10.6, the disposition of such Commitments and Loans or any interests therein shall at all times remain within its exclusive control). 10.7 Adjustments; Set-off. (a) Except to the extent that this Agreement expressly provides for payments to be allocated to a particular Lender or to the Lenders under a particular Facility, if any Lender (a “Benefitted Lender”) shall receive any payment of all or part of the Obligations owing to it, or receive any collateral in respect thereof (whether voluntarily or involuntarily, by set-off, pursuant to events or proceedings of the nature referred to in Section 8.1(f), or otherwise), in a greater proportion than any such payment to or collateral received by any other Lender, if any, in respect of the Obligations owing to such other Lender, such Benefitted Lender shall purchase for cash from the other Lenders a participating interest in such portion of the Obligations owing to each such other Lender, or shall provide such other Lenders with the benefits of any such collateral, as shall be necessary to cause such Benefitted Lender to share the excess payment or benefits of such collateral ratably with each of the Lenders; provided that if all or any portion of such excess payment or benefits is thereafter recovered from such Benefitted Lender, such purchase shall be rescinded, and the purchase price and benefits returned, to the extent of such recovery, but without interest. (b) Upon (i) the occurrence and during the continuance of any Event of Default and (ii) obtaining the prior written consent of the Administrative Agent, each Lender and each of its Affiliates is hereby authorized at any time and from time to time, without prior notice to the Administrative Borrower or any other Loan Party, any such notice being expressly waived by the Borrower and each Loan Party, to the fullest extent permitted by applicable law, to set off and apply any and all deposits (general or special, time or demand, provisional or final), in any currency, at any time held or owing, and any other credits, indebtedness, claims or obligations, in any currency, in each case whether direct or indirect, absolute or contingent, matured or unmatured, at any time held or owing by ny-2616960 138 such Lender, its Affiliates or any branch or agency thereof to or for the credit or the account of the Borrower or any other Loan Party, as the case may be, against any and all of the obligations of the Borrower or such other Loan Party now or hereafter existing under this Agreement or any other Loan Document to such Lender or its Affiliates, irrespective of whether or not such Lender or Affiliate shall have made any demand under this Agreement or any other Loan Document and although such obligations of the Borrower or such other Loan Party may be contingent or unmatured or are owed to a branch, office or Affiliate of such Lender different from the branch, office or Affiliate holding such deposit or obligated on such indebtedness; provided, that in the event that any Defaulting Lender or any of its Affiliates shall exercise any such right of setoff, (x) all amounts so set off shall be paid over immediately to the Administrative Agent for further application in accordance with the provisions of Section 2.18 and, pending such payment, shall be segregated by such Defaulting Lender or Affiliate thereof from its other funds and deemed held in trust for the benefit of the Administrative Agent and the Lenders, and (y) the Defaulting Lender shall provide promptly to the Administrative Agent a statement describing in reasonable detail the Obligations owing to such Defaulting Lender or Affiliate thereof as to which it exercised such right of setoff. Each Lender agrees to notify the Administrative Borrower and the Administrative Agent promptly after any such setoff and application made by such Lender or any of its Affiliates; provided that the failure to give such notice shall not affect the validity of such setoff and application. The rights of each Lender and its Affiliates under this Section 10.7 are in addition to other rights and remedies (including other rights of set-off) which such Lender or its Affiliates may have. 10.8 Payments Set Aside. To the extent that any payment by or on behalf of the Borrower is made to the Administrative Agent or any Lender, or the Administrative Agent or any Lender exercises its right of setoff, and such payment or the proceeds of such setoff or any part thereof is subsequently invalidated, declared to be fraudulent or preferential, set aside or required (including pursuant to any settlement entered into by the Administrative Agent or such Lender in its discretion) to be repaid to a trustee, receiver or any other party, in connection with any Insolvency Proceeding or otherwise, then (a) to the extent of such recovery, the obligation or part thereof originally intended to be satisfied shall be revived and continued in full force and effect as if such payment had not been made or such setoff had not occurred, and (b) each Lender severally agrees to pay to the Administrative Agent upon demand its applicable share (without duplication) of any amount so recovered from or repaid by the Administrative Agent, plus interest thereon from the date of such demand to the date such payment is made at a rate per annum equal to the Federal Funds Effective Rate from time to time in effect. The obligations of the Lenders under clause (b) of the preceding sentence shall survive the Discharge of Obligations. 10.9 Interest Rate Limitation. Notwithstanding anything to the contrary contained in any Loan Document, the interest paid or agreed to be paid under the Loan Documents shall not exceed the maximum rate of non-usurious interest permitted by applicable law (the “Maximum Rate”). If the Administrative Agent or any Lender shall receive interest in an amount that exceeds the Maximum Rate, the excess interest shall be applied to the principal of the Loans or, if it exceeds such unpaid principal, refunded to the Borrower. In determining whether the interest contracted for, charged, or received by the Administrative Agent or a Lender exceeds the Maximum Rate, such Person may, to the extent permitted by applicable law, (a) characterize any payment that is not principal as an expense, fee, or premium rather than interest, (b) exclude voluntary prepayments and the effects thereof, and (c) amortize, prorate, allocate, and spread in equal or unequal parts the total amount of interest throughout the contemplated term of the Obligations hereunder. 10.10 Counterparts; Electronic Execution of Assignments. (a) This Agreement may be executed by one or more of the parties to this Agreement on any number of separate counterparts, and all of said counterparts taken together shall be deemed to constitute one and the same instrument. Delivery of an executed signature page of this ny-2616960 139 Agreement by facsimile or other electronic mail transmission shall be effective as delivery of an original executed counterpart hereof. A set of the copies of this Agreement signed by all the parties shall be lodged with the Administrative Borrower and the Administrative Agent. (b) The words “execution,” “signed,” “signature,” and words of like import in any Assignment and Assumption or in any amendment or other modification hereof (including any waivers and consents) shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act. 10.11 Severability. Any provision of this Agreement that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. Without limiting the foregoing provisions of this Section 10.11, if and to the extent that the enforceability of any provisions in this Agreement relating to Defaulting Lenders shall be limited under or in connection with any Insolvency Proceeding, as determined in good faith by the Administrative Agent or the Issuing Lender, as applicable, then such provisions shall be deemed to be in effect only to the extent not so limited. 10.12 Integration. This Agreement and the other Loan Documents represent the entire agreement of the Borrower, the other Loan Parties, the Administrative Agent and the Lenders with respect to the subject matter hereof and thereof, and there are no promises, undertakings, representations or warranties by the Administrative Agent or any Lender relative to the subject matter hereof not expressly set forth or referred to herein or in the other Loan Documents. 10.13 GOVERNING LAW. THIS AGREEMENT, THE OTHER LOAN DOCUMENTS, AND ANY CLAIM, CONTROVERSY, DISPUTE, CAUSE OF ACTION, OR PROCEEDING (WHETHER BASED IN CONTRACT, TORT, OR OTHERWISE) BASED UPON, ARISING OUT OF, CONNECTED WITH, OR RELATING TO THIS AGREEMENT OR ANY OTHER LOAN DOCUMENT (EXCEPT, AS TO ANY OTHER LOAN DOCUMENT, AS EXPRESSLY SET FORTH THEREIN) AND THE TRANSACTIONS CONTEMPLATED HEREBY AND THEREBY, AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HERETO AND THERETO, SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE INTERNAL LAWS (AND NOT THE CONFLICT OF LAW RULES) OF THE STATE OF NEW YORK. THIS SECTION 10.13 SHALL SURVIVE THE DISCHARGE OF OBLIGATIONS. 10.14 Submission to Jurisdiction; JURY TRIAL WAIVER and other Waivers. Each party hereto hereby irrevocably and unconditionally: (a) agrees that all disputes, controversies, claims, actions and other proceedings involving, directly or indirectly, any matter in any way arising out of, related to, or connected with, this Agreement, any other Loan Document, any contemplated transactions related hereto or thereto, or the relationship between any Loan Party, on the one hand, and the Administrative Agent or any Lender or any other Secured Party, on the other hand, and any and all other claims of the Borrower or any of its Subsidiaries against the Administrative Agent or any Lender or any other Secured Party of any kind, shall be brought only in a state court located in the Borough of Manhattan, or, to the extent permitted by law, ny-2616960 140 in a federal court sitting in the Borough of Manhattan; provided that nothing in this Agreement shall be deemed to operate to preclude the Administrative Agent or any Lender or any other Secured Party from bringing suit or taking other legal action in any other jurisdiction to realize on the Collateral or any other security for the Obligations, or to enforce a judgment or other court order in favor of Administrative Agent or such Lender or any other Secured Party, to the extent permitted by law. The Borrower, on behalf of itself and each other Loan Party (i) expressly submits and consents in advance to such jurisdiction in any action or suit commenced in any such court and to the selection of any referee referred to below, (ii) hereby waives any objection that it may have based upon lack of personal jurisdiction, improper venue, or forum non conveniens and hereby consents to the granting of such legal or equitable relief as is deemed appropriate by such court, and (iii) agrees that it shall not file any motion or other application seeking to change the venue of any such suit or other action. The Borrower, on behalf of themselves and each other Loan Party, hereby waives personal service of any summons, complaints, and other process issued in any such action or suit and agrees that service of any such summons, complaints, and other process may be made by registered or certified mail addressed to the Borrower at the address set forth in Section 10.2 of this Agreement and that service so made shall be deemed completed upon the earlier to occur of the Borrower’s actual receipt thereof or three (3) days after deposit in the U.S. mails, proper postage prepaid; (b) WAIVES, TO THE EXTENT PERMITTED BY APPLICABLE LAW, ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY OF ANY CLAIM, CAUSE OF ACTION, OR PROCEEDING (WHETHER BASED IN CONTRACT, TORT, OR OTHERWISE) DIRECTLY OR INDIRECTLY BASED UPON, ARISING OUT OF, CONNECTED WITH, OR RELATING TO THIS AGREEMENT, ANY OTHER LOAN DOCUMENT, OR ANY TRANSACTION CONTEMPLATED HEREBY AND THEREBY, AMONG ANY OF THE PARTIES HERETO AND THERETO. THIS WAIVER IS A MATERIAL INDUCEMENT FOR THE PARTIES HERETO TO ENTER INTO THIS AGREEMENT AND THE OTHER LOAN DOCUMENTS. THE BORROWER HAS REVIEWED THIS WAIVER WITH ITS COUNSEL; and (c) waives, to the maximum extent not prohibited by law, any right it may have to claim or recover in any legal action or proceeding referred to in this Section any special, exemplary, punitive or consequential damages; provided that nothing contained herein shall limit the rights of any Indemnitee to be indemnified as provided in this Agreement and the other Loan Documents. This Section 10.14 shall survive the Discharge of Obligations. 10.15 Acknowledgements. The Borrower hereby acknowledges that: (a) it has been advised by counsel in the negotiation, execution and delivery of this Agreement and the other Loan Documents; (b) in connection with all aspects of each transaction contemplated hereby (including in connection with any amendment, waiver or other modification hereof or of any other Loan Document), the Borrower, on behalf of each of its Subsidiaries, acknowledges and agrees that: (i) (A) the arranging and other services regarding this Agreement provided by the Administrative Agent and any Affiliate thereof, and the Lenders and any Affiliate thereof are arm’s-length commercial transactions between the Borrower, each other Loan Party and their respective Affiliates, on the one hand, and the Administrative Agent, the Lenders and their respective applicable Affiliates (collectively, solely for purposes of this Section, the “Lenders”), on the other hand, (B) each of the Borrower and the other Loan Parties has consulted its own legal, accounting, regulatory and tax advisors to the extent it has deemed appropriate, and (C) the Borrower and each other Loan Party is capable of evaluating, and understands ny-2616960 141 and accepts, the terms, risks and conditions of the transactions contemplated hereby and by the other Loan Documents; (ii) (A) the Administrative Agent, its Affiliates, each Lender and their Affiliates is and has been acting solely as a principal and, except as expressly agreed in writing by the relevant parties, has not been, is not, and will not be acting as an advisor, agent or fiduciary for Borrower, any other Loan Party or any of their respective Affiliates, or any other Person and (B) neither the Administrative Agent, its Affiliates, any Lender nor any of their Affiliates has any obligation to the Borrower, any other Loan Party or any of their respective Affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth herein and in the other Loan Documents; (iii) the relationship between the Administrative Agent and Lenders, on one hand, and the Borrower and each of its Subsidiaries, on the other hand, in connection herewith or therewith is solely that of debtor and creditor, and (iv) the Administrative Agent, its Affiliates, the Lenders and their Affiliates may be engaged in a broad range of transactions that involve interests that differ from those of the Borrower, the other Loan Parties and their respective Affiliates, and neither the Administrative Agent, its Affiliates, any Lender nor any of their Affiliates has any obligation to disclose any of such interests to the Borrower, any other Loan Party or any of their respective Affiliates. To the fullest extent permitted by law, each of the Borrower and each other Loan Party hereby waives and releases any claims that it may have against the Administrative Agent, its Affiliates, each Lender and any of their Affiliates with respect to any breach or alleged breach of agency or fiduciary duty in connection with any aspect of any transactions contemplated hereby; and (c) no joint venture is created hereby or by the other Loan Documents or otherwise exists by virtue of the transactions contemplated hereby among the Lenders or among the Borrower and each of its Subsidiaries and the Lenders. 10.16 Releases of Guarantees and Liens. (a) Notwithstanding anything to the contrary contained herein or in any other Loan Document, the Administrative Agent is hereby irrevocably authorized by each Lender (without requirement of notice to or consent of any Lender except as expressly required by Section 10.1) to take any action requested by the Borrower having the effect of releasing any Collateral or guarantee obligations (1) to the extent necessary to permit consummation of any transaction not prohibited by any Loan Document or that has been consented to in accordance with Section 10.1 or (2) under the circumstances described in Section 10.16(b) below. (b) Upon the Discharge of Obligations, the Collateral (other than any cash collateral securing any Specified Swap Agreements, any Cash Management Services provided by a Cash Management Bank or outstanding Letters of Credit) shall be released from the Liens created by the Security Documents and Specified Cash Management Agreements (other than any Specified Cash Management Agreements used to Cash Collateralize any Obligations arising in connection with Specified Cash Management Agreements), and all obligations (other than those expressly stated to survive such termination) of the Administrative Agent and each Loan Party under the Security Documents and Specified Cash Management Agreements (other than any Specified Cash Management Agreements used to Cash Collateralize any Obligations arising in connection with Specified Cash Management Agreements) shall terminate, all without delivery of any instrument or performance of any act by any Person. 10.17 Treatment of Certain Information; Confidentiality. Each of the Administrative Agent and each Lender agrees to maintain the confidentiality of the Information (as defined below), except that Information may be disclosed (a) to its Affiliates and to its Related Parties (it being understood that the Persons to whom such disclosure is made will be informed of the confidential nature of such Information and instructed to keep such Information confidential); (b) to the extent required or ny-2616960 142 requested by any regulatory authority purporting to have jurisdiction over such Person or its Related Parties (including any self-regulatory authority, such as the National Association of Insurance Commissioners); (c) to the extent required by applicable laws or regulations or by any subpoena or similar legal process; (d) to any other party hereto; (e) in connection with the exercise of any remedies hereunder or under any other Loan Document or any action or proceeding relating to this Agreement or any other Loan Document or the enforcement of rights hereunder or thereunder; (f) subject to an agreement containing provisions substantially the same as those of this Section, to (i) any assignee of or Participant in, or any prospective assignee of or Participant in, any of its rights and obligations under this Agreement, or (ii) any actual or prospective party (or its Related Parties) to any swap, derivative or other transaction under which payments are to be made by reference to the Borrower and its obligations, this Agreement or payments hereunder; (g) on a confidential basis to (i) any rating agency in connection with rating the Borrower or its Subsidiaries or the Facilities or (ii) the CUSIP Service Bureau or any similar agency in connection with the issuance and monitoring of CUSIP numbers with respect to the Facilities; (h) with the consent of the Borrower; or (i) to the extent such Information (x) becomes publicly available other than as a result of a breach of this Section, or (y) becomes available to the Administrative Agent, any Lender or any of their respective Affiliates on a non-confidential basis from a source other than the Borrower. In addition, the Administrative Agent, the Lenders, and any of their respective Related Parties, may (A) disclose the existence of this Agreement and information about this Agreement to market data collectors, similar service providers to the lending industry and service providers to the Administrative Agent or the Lenders in connection with the administration of this Agreement, the other Loan Documents, and the Commitments; and (B) use any information (not constituting Information subject to the foregoing confidentiality restrictions) related to the syndication and arrangement of the credit facilities contemplated by this Agreement in connection with marketing, league tables, press releases, or other transactional announcements or updates provided to investor or trade publications, including the placement of “tombstone” advertisements in publications of its choice at its own expense. Notwithstanding anything herein to the contrary, any party to this Agreement (and any employee, representative, or other agent of any party to this Agreement) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the transactions contemplated by this Agreement and all materials of any kind (including opinions or other tax analyses) that are provided to it relating to such tax treatment and tax structure. However, any such information relating to the tax treatment or tax structure is required to be kept confidential to the extent necessary to comply with any applicable federal or state securities laws, rules, and regulations. For purposes of this Section, “Information” means all information received from the Borrower or any of its Subsidiaries relating to the Borrower or any of its Subsidiaries or any of their respective businesses, other than any such information that is available to the Administrative Agent or any Lender on a non-confidential basis prior to disclosure by the Borrower or any of its Subsidiaries; provided that, in the case of information received from the Borrower or any of its Subsidiaries after the date hereof, such information is clearly identified at the time of delivery as confidential. Any Person required to maintain the confidentiality of Information as provided in this Section shall be considered to have complied with its obligation to do so if such Person has exercised the same degree of care to maintain the confidentiality of such Information as such Person would accord to its own confidential information. 10.18 Automatic Debits. With respect to any principal, interest, fee, or, any other cost or expense (including attorney costs of the Administrative Agent or any Lender payable by the Borrower hereunder) due and payable to the Administrative Agent or any Lender under the Loan Documents, the Borrower hereby irrevocably authorizes the Administrative Agent to debit any deposit account of the Borrower maintained with the Administrative Agent in an amount such that the aggregate amount debited from all such deposit accounts does not exceed such principal, interest, fee or other cost or expense. If there are insufficient funds in such deposit accounts to cover the amount then due, such debits will be ny-2616960 143 reversed (in whole or in part, in the Administrative Agent’s sole discretion) and such amount not debited shall be deemed to be unpaid. No such debit under this Section 10.18 shall be deemed a set-off. 10.19 Judgment Currency. If, for the purposes of obtaining judgment in any court, it is necessary to convert a sum due hereunder or any other Loan Document in one currency into another currency, the rate of exchange used shall be that at which in accordance with normal banking procedures the Administrative Agent could purchase the first currency with such other currency on the Business Day preceding that on which final judgment is given. The obligation of each Borrower and each other Loan Party in respect of any such sum due from it to the Administrative Agent or any Lender hereunder or under any other Loan Document shall, notwithstanding any judgment in a currency (the “Judgment Currency”) other than that in which such sum is denominated in accordance with the applicable provisions of this Agreement (the “Agreement Currency”), be discharged only to the extent that on the Business Day following receipt by the Administrative Agent or such Lender, as the case may be, of any sum adjudged to be so due in the Judgment Currency, the Administrative Agent or such Lender, as the case may be, may in accordance with normal banking procedures purchase the Agreement Currency with the Judgment Currency. If the amount of the Agreement Currency so purchased is less than the sum originally due to the Administrative Agent or any Lender from any Borrower or any other Loan Party in the Agreement Currency, such Borrower and each other Loan Party agrees, as a separate obligation and notwithstanding any such judgment, to indemnify the Administrative Agent or such Lender, as the case may be, against such loss. If the amount of the Agreement Currency so purchased is greater than the sum originally due to the Administrative Agent or any Lender in such currency, the Administrative Agent or such Lender, as the case may be, agrees to return the amount of any excess to such Borrower or other Loan Party, as applicable (or to any other Person who may be entitled thereto under applicable law). 10.20 Patriot Act; Other Regulations. Each Lender and the Administrative Agent (for itself and not on behalf of any other party) hereby notifies each other Loan Party that, pursuant to the requirements of “know your customer” and anti-money laundering rules and regulations, including the Patriot Act and Beneficial Ownership Regulation, it is required to obtain, verify and record information that identifies each Loan Party and certain related parties thereto, which information includes the names and addresses and other information that will allow such Lender or the Administrative Agent, as applicable, to identify each Loan Party and certain of their beneficial owners and other officers in accordance with the Patriot Act and Beneficial Ownership Regulation. Each Loan Party will, and will cause each of their respective Subsidiaries to, provide, to the extent commercially reasonable or required by any Requirement of Law, such information and documents and take such actions as are reasonably requested by the Administrative Agent or any Lender to assist the Administrative Agent and the Lenders in maintaining compliance with “know your customer” requirements under the Patriot Act, Beneficial Ownership Regulation or other applicable anti-money laundering laws. 10.21 Acknowledgement and Consent to Bail-In of Affected Financial Institutions. Notwithstanding anything to the contrary in this Agreement or in any other Loan Document or in any other agreement, arrangement or understanding among any such parties, each party hereto acknowledges that any liability of any Affected Financial Institution arising under any Loan Document, to the extent such liability is unsecured, may be subject to the Write-Down and Conversion Powers of the applicable Resolution Authority and agrees and consents to, and acknowledges and agrees to be bound by: (a) the application of any Write-Down and Conversion Powers by the applicable Resolution Authority to any such liabilities arising hereunder which may be payable to it by any party hereto that is an Affected Financial Institution; and (b) the effects of any Bail-In Action on any such liability, including, if applicable:

ny-2616960 144 (i) a reduction in full or in part or cancellation of any such liability; (ii) a conversion of all, or a portion of, such liability into shares or other instruments of ownership in such Affected Financial Institution, its parent undertaking, or a bridge institution that may be issued to it or otherwise conferred on it, and that such shares or other instruments of ownership will be accepted by it in lieu of any rights with respect to any such liability under this Agreement or any other Loan Document; or (iii) the variation of the terms of such liability in connection with the exercise of the Write-Down and Conversion Powers of the applicable Resolution Authority. 10.22 Acknowledgement Regarding Any Supported QFCs. To the extent that the Loan Documents provide support, through a guarantee or otherwise, for any Swap Agreements or any other agreement or instrument that is a QFC (such support, “QFC Credit Support”, and each such QFC, a “Supported QFC”), the parties hereto hereby acknowledge and agree as follows with respect to the resolution power of the Federal Deposit Insurance Corporation under the Federal Deposit Insurance Act and Title II of the Dodd-Frank Wall Street Reform and Consumer Protection Act (together with the regulations promulgated thereunder, the “U.S. Special Resolution Regimes”) in respect of such Supported QFC and QFC Credit Support (with the provisions below applicable notwithstanding that the Loan Documents and any Supported QFC may in fact be stated to be governed by the laws of the State of New York and/or of the United States or any other state of the United States): (a) In the event a Covered Entity that is party to a Supported QFC (each, a “Covered Party”) becomes subject to a proceeding under a U.S. Special Resolution Regime, the transfer of such Supported QFC and the benefit of such QFC Credit Support (and any interest and obligation in or under such Supported QFC and such QFC Credit Support, and any rights in property securing such Supported QFC) from such Covered Party will be effective to the same extent as the transfer would be effective under the U.S. Special Resolution Regime if the Supported QFC and such QFC Credit Support (and any such interest, obligation and rights in property) were governed by the laws of the United States or a state of the United States. In the event a Covered Party or a BHC Act Affiliate of a Covered Party becomes subject to a proceeding under a U.S. Special Resolution Regime, Default Rights under the Loan Documents that might otherwise apply to such Supported QFC or any QFC Credit Support that may be exercised against such Covered Party are permitted to be exercised to no greater extent than such Default Rights could be exercised under the U.S. Special Resolution Regime if the Supported QFC and the Loan Documents were governed by the laws of the United States or a state of the United States. Without limitation of the foregoing, it is understood and agreed that rights and remedies of the parties with respect to a Defaulting Lender shall in no event affect the rights of any Covered Party with respect to a Supported QFC or any QFC Credit Support; (b) As used in this Section 10.22, the following terms have the following meanings: (i) “BHC Act Affiliate” of a party means an “affiliate” (as such term is defined under, and interpreted in accordance with, 12 U.S.C. 1841(k)) of such party. (ii) “Covered Entity” means any of the following: (a) a “covered entity” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 252.82(b); (b) a “covered bank” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 47.3(b); or (c) a “covered FSI” as that term is defined in, and interpreted in accordance with, 12 C.F.R. § 382.2(b).

ny-2616960 145 (iii) “Default Right” has the meaning assigned to that term in, and shall be interpreted in accordance with, 12 C.F.R. §§ 252.81, 47.2 or 382.1, as applicable. (iv) “QFC” has the meaning assigned to the term “qualified financial contract” in, and shall be interpreted in accordance with, 12 U.S.C. 5390(c)(8)(D). 10.23 Acknowledgement Regarding Israeli Banking Laws. Any reference in this Agreement to laws and regulations that apply to the Lenders shall, solely for purposes of any Israeli Lenders, include the directives of the Israeli Supervisor of Banks, the Proper Conduct of Banking Business Directives, including with respect to any single borrower ('loveh boded'), group of borrowers ('kvutzat lovim'), related persons ('anashim kshurim'), the largest borrowers or groups of borrowers ('sikun anafi') any other restrictions, guidelines, directives or regulations, including of the Commissioner of the Bank of Israel, as may be in effect from time to time (as applicable). The proposed Loan shall not result in any Israeli Lender exceeding the limits under any Bank of Israel guidelines and directives with respect to a single borrower ('loveh boded'), group of borrowers ('kvutzat lovim'), related persons ('anashim kshurim'), the largest borrowers or groups of borrowers ('sikun anafi') or any other limit or limitations imposed thereunder, or under any guidelines, directives or regulations of the Commissioner of the Bank of Israeli, in each case as such guidelines, directives or regulations are implemented by any of such Lenders (as applicable). [Remainder of page left blank intentionally]

ny-2616960 IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered by their proper and duly authorized officers as of the day and year first above written. BORROWER: PAGAYA TECHNOLOGIES LTD. By: Name: Gal Krubiner Title: Chief Executive Officer By: Name: Michael Kurlander Title: Chief Financial Officer PAGAYA US HOLDING COMPANY LLC By: Name: Gal Krubiner Title: Chief Executive Officer By: Name: Michael Kurlander Title: Chief Financial Officer

ny-2616960 ADMINISTRATIVE AGENT: SILICON VALLEYFIRST-CITIZENS BANK & TRUST COMPANY By: Name: Charles Bradford Title: Vice President

ny-2616960 LENDERS: SILICON VALLEYFIRST-CITIZENS BANK & TRUST COMPANY, as Issuing Lender, Swingline Lender and as a Lender By: Name: Charles Bradford Title: Vice President

ny-2616960 Bank Leumi le-Israel, as a Lender By: Name: Title: Valley National Bank, as a Lender By: Name: Title: Israeli Discount Bank Ltd, as a Lender By: Name: Title: JPMorgan Chase Bank, N.A., as a Lender By: Name: Title:

SCHEDULE 1.1A

COMMITMENTS
AND AGGREGATE EXPOSURE PERCENTAGES

REVOLVING COMMITMENTS

Lender	Revolving Commitment	Revolving Percentage
~~Silicon Valley~~First-Citizens Bank & Trust Company	$75,000,000.00	44.77612%
Valley National Bank	$37,500,000.00	22.38806%
Bank Leumi Le-Israel B.M	$25,000,000.00	14.92537%
Israel Discount Bank Limited	$20,000,000.00	11.94030%
JPMorgan Chase Bank, N.A.	$10,000,000.00	5.97015%
Total	$167,500,000.00	100.000000000%

L/C COMMITMENT

Lender	L/C Commitment	L/C Percentage
~~Silicon Valley~~First-Citizens Bank & Trust Company	$22,388,060.00	44.77612%
Valley National Bank	$11,194,030.00	22.38806%
Bank Leumi Le-Israel B.M	$7,462,685.00	14.92537%
Israel Discount Bank Limited	$5,970,150.00	11.94030%
JPMorgan Chase Bank, N.A.	$2,985,075.00	5.97015%
Total	$50,000,000.00	100.000000000%

SWINGLINE COMMITMENT

Lender	Swingline Commitment	Exposure Percentage
~~Silicon Valley~~First-Citizens Bank & Trust Company	$20,000,000.00	100.000000000%
Total	**$20,000,000.00**	**100.000000000%**

ny-2616960

ny-2622710 Annex B Exhibits to Credit Agreement [see attached]

Exhibit B ny-2632060 EXHIBIT B FORM OF COMPLIANCE CERTIFICATE PAGAYA TECHNOLOGIES LTD. PAGAYA US HOLDING COMPANY LLC Date: ___________ ____, 20____ This Compliance Certificate is delivered pursuant to Section 6.2(b)(ii) of that certain Credit Agreement, dated as of September 2, 2022, among PAGAYA TECHNOLOGIES LTD., a company organized under the laws of Israel (“Pagaya Israel”), PAGAYA US HOLDING COMPANY LLC, a Delaware limited liability company (“Pagaya US”, and together with Pagaya Israel, individually and collectively, jointly and severally, as the context may require, the “Borrower”), the Lenders party thereto, and SILICON VALLEY BANK, a division of FIRST-CITIZENS BANK & TRUST COMPANY, as Administrative Agent, Issuing Lender and Swingline Lender (as amended, restated, amended and restated, supplemented, restructured or otherwise modified from time to time, the “Credit Agreement”). Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement. The undersigned, a duly authorized and acting Responsible Officer of each Borrower, hereby certifies, in [his][her] capacity as a Responsible Officer of each Borrower, and not in any personal capacity, as follows: 1. I have reviewed and am familiar with the contents of this Compliance Certificate; and 2. I have reviewed the terms of the Credit Agreement and the other Loan Documents and have made, or caused to be made under my supervision, a review in reasonable detail of the transactions and condition of the Group Members during the financial period covered by the financial statements attached hereto as Attachment 1 (the “Financial Statements”). Except as set forth on Attachment 2 I have no knowledge of the existence as of the date of this Compliance Certificate, of any condition or event which constitutes a Default or an Event of Default that has occurred and is continuing. Attached hereto as Attachment 3 are the computations showing whether the Borrower is in compliance with the covenants set forth in Section 7.1 of the Credit Agreement. [To the extent not previously disclosed to the Administrative Agent, attached hereto as Attachment 4 is a description of any change in the jurisdiction of organization of any Loan Party.]1 [To the extent not previously disclosed to the Administrative Agent, attached hereto as Attachment 5 is a list of any applications for registration, or registrations, of registered Intellectual Property (excluding, for clarity, domain names) issued to, applied for by, or acquired by any Loan Party since the [Closing Date] [date of the most recent report delivered].]2 1 To be included if applicable in accordance with Section 6.2(a)(iii) of the Credit Agreement 2 To be included if applicable in accordance with Section 6.2(a)(iii) of the Credit Agreement

3 ny-2632060 [To the extent not previously disclosed to the Administrative Agent, attached hereto as Attachment 6 is a list of updates to any insurance certificates.]3 [Attached hereto as Attachment [7][8] is a list of all [Permitted Risk Retention Facilities and Permitted Secured Financings that have been created, acquired or entered into by any Group Member over the course of the previous fiscal quarter, setting forth in each case, which Group Member owns such financing or facility and the aggregate principal amount of Financing Assets secured in connection with such facility or financing], [new Group Members created or acquired by any Group Member in the previous fiscal quarter, in each case setting forth (1) the direct parent of such new Subsidiary, and (2) whether such new Subsidiary qualifies as an Excluded Subsidiary, Immaterial Subsidiary or SPV Subsidiary.]4 [Remainder of page intentionally left blank; signature page follows] 3 To be included if applicable in accordance with Section 6.2(a)(iv) of the Credit Agreement 4 To be included if applicable in accordance with Section 6.2(a)(v) of the Credit Agreement

Exhibit B ny-2632060 IN WITNESS WHEREOF, I have executed this Compliance Certificate as of the date first written above. PAGAYA TECHNOLOGIES LTD. By: Name: Title: By: Name: Title: PAGAYA US HOLDING COMPANY LLC By: Name: Title: By: Name: Title:

Exhibit B ny-2632060 Attachment 1 to Compliance Certificate [Attach Financial Statements]

Exhibit B ny-2632060 Attachment 2 to Compliance Certificate [Except as set forth below, no][No] Default or Event of Default has occurred and is continuing as of the date of this Compliance Certificate. [If a Default or Event of Default has occurred, the following describes the nature of the Default or Event of Default in reasonable detail and the steps, if any, being taken or contemplated by the Borrower to be taken on account thereof.]

Exhibit B Attachment 3 to Compliance Certificate The information described herein is as of ____________, ____ (the “Statement Date”), and pertains to the period from ____________, ____ to ____________, ___. I. Section 7.1(a) — Consolidated Adjusted Quick Ratio A.1 all unrestricted cash and Cash Equivalents of the Loan Parties that is (on and after the date that is 90 days after the Closing Date (or such later date as the Administrative Agent may agree in its sole discretion)), held in Deposit Accounts or Securities Accounts that are subject to a first priority perfected Lien in favor of the Administrative Agent on such date (provided that the Liens securing the Obligations shall not result in such cash and Cash Equivalents being restricted) (“Qualified Cash”): $____________ A.2 all Accounts of the Loan Parties that are due and payable within one (1) year of such date, in each case to the extent appearing on a consolidated balance sheet of the Loan Parties on such date: Fees and other receivables: $___________ Total Accounts: $___________ A.3 all Accounts included in item I.A.2 above to the extent such Accounts are (i) securing Permitted Secured Financings, Permitted Risk Retention Facilities or any other Indebtedness (other than the Loans) or (ii) financed with the proceeds of any Indebtedness (other than the Loans): $___________ A.4 the sum, without duplication of items in I.A.1, of I.A.2 minus I.A.3 $___________ B.1 all amounts that would, in conformity with GAAP, be set forth opposite the caption “total current liabilities” (or any like caption) on a consolidated balance sheet of the Loan Parties on such date: $___________ B.2 all amounts included in item B.1 above related to Permitted Secured Financings to the extent that such financing has a stated maturity date equal to the maturity date of the underlying Financing Assets and (y) liabilities under any Permitted Risk Retention Facility to the extent that such financing has a stated maturity date equal to the maturity date of the Financing Assets described in clause (a) of the definition thereof securing such Permitted Risk Retention Facility): $___________ B.3 the sum of I.B.1 minus I.B.2 $___________ B.4 without duplication of items in I.B.1 or I.B.2, all issued Letters of Credit: $___________

B.5 without duplication of items in I.B.1 or I.B.2, all outstanding Indebtedness that is: B.6.1 Indebtedness of the Loan Parties for borrowed money: $___________ B.6.2 all obligations of the Loan Parties for the deferred purchase price of property or services (other than (i) current trade payables incurred in the ordinary course of the Loan Parties’ business and (ii) DP Amounts, Earn-Out Obligations, purchase price adjustments and indemnity obligations, in the case of this clause (ii), unless and until the amount of the asserted payment is reasonably determined and not contested in good faith and becomes a liability on the balance sheet of the person in accordance with GAAP (other than references thereto in the footnotes) (iii) trade accounts payable and accrued obligations incurred in the ordinary course of business which are not overdue by more than forty-five (45) days, (iv) the financing of insurance premiums and (v) any such obligations payable solely through the issuance of Capital Stock (which is not Disqualified Capital Stock)): $___________ B.6.3 all obligations of the Loan Parties evidenced by notes, bonds, debentures or other similar instruments: $___________ B.6.4 all obligations of the Loan Parties, contingent or otherwise, as an account party or applicant under or in respect of bankers’ guarantees or acceptances, letters of credit, surety bonds or similar arrangements (provided that obligations in respect of bankers’ guarantees or acceptances, letters of credit, surety bonds or similar arrangements issued in support of obligations not otherwise constituting Indebtedness shall not constitute Indebtedness except to the extent such bankers’ guarantees or acceptances, letters of credit, surety bonds or similar arrangements are drawn and not reimbursed within three (3) Business Days of such drawing): $___________ B.6.5 solely to the extent related to Indebtedness referred to in such items I.B.3.1, I.B.3.2, I.B.3.3 and I.B.3.4, Indebtedness arising pursuant to clause (i) of the definition of Limited Guarantees and guarantees of payment: $___________ C. I.A.1 plus I.A.4: $___________ D. I.B.1 plus I.B.3 plus I.B.4 plus I.B.5 plus I.B.6.1 plus I.B.6.2 plus I.B.6.3 plus I.B.6.4 plus I. B.6.5: $___________ E. I.C divided by I.D: [___] to 1.00 F. Minimum Required: 1.25 to 1.00 Covenant compliance: Yes  No  II. Section 7.1(b) — Qualified Cash A. Qualified Cash (as set forth on line I.A.1): $____________

B. Minimum Required: $ 95,000,000 Covenant compliance: Yes  No  III. Section 7.1(c) — Consolidated Total Revenue A. The total revenue of the Group Members, on a consolidated basis, in each case determined in accordance with GAAP $____________ B. Minimum Required: $___________5 Covenant compliance: Yes  No  5 Minimum Consolidated Total Revenue requirement for the applicable period can be found in the table under Section 7.1(c) of the Credit Agreement.

Exhibit B IV. Section 7.1(d) — Consolidated Adjusted EBITDA A. Consolidated Net Income: $___________ B. Consolidated Interest Expense: $___________ C. provisions for taxes based on income: $___________ D. total depreciation expense: $___________ E. total amortization expense: $___________ F. noncash stock based compensation expense: $___________ G. extraordinary, unusual or nonrecurring expenses, losses or charges, in an aggregate amount for all such items under this item IV.G paid in cash, not to exceed 10% of Consolidated Adjusted EBITDA (or such higher amount as may be approved by the Required Lenders in their sole discretion) in any trailing twelve month period in the aggregate when calculated with all amounts paid in cash added back pursuant to items IV.K and IV.M below (calculated, in each case, after giving effect to all permitted addbacks): $___________ H. fair value adjustment to warrant liability: $___________ I. impairment loss on any Investments $___________ J. write-downs of capitalized software $___________ K. the amount of any restructuring charge, accrual or reserve, integration cost or other business optimization expense, including any restructuring costs incurred in connection with acquisitions, mergers or consolidations and any other restructuring expenses, severance expenses, one-time compensation charges, post- retirement employee benefits plans, any expenses relating to reconstruction, expenses or charges relating to facility closing costs, acquisition integration costs and signing, retention or completion bonuses or expenses in an aggregate amount for all such items under this clause IV.K paid in cash, not to exceed 10% of Consolidated Adjusted EBITDA in any trailing twelve month period in the aggregate when calculated with all amounts paid in cash added back pursuant to item IV.G above and item IV.M below (calculated, in each case, after giving effect to all permitted addbacks): $___________

L. costs, fees and expenses in connection with the execution and delivery of this Agreement and the other Loan Documents and any amendments or other modifications thereto: $___________ M. one-time costs, fees, and expenses in connection with Permitted Acquisitions, Investments, dispositions, issuances or repurchases of Capital Stock, or the incurrence, amendment or waiver of Indebtedness (in each case solely to the extent permitted hereunder), in each case, whether or not consummated (provided that the aggregate amount of addbacks for all such items under this item IV.M paid in cash for all such transactions that are not consummated shall not exceed 10% of Consolidated Adjusted EBITDA (or such higher amount as may be approved by the Required Lenders in their sole discretion) in any trailing twelve month period in the aggregate when calculated with all amounts paid in cash added back pursuant to items IV.G and IV.K above (calculated, in each case, after giving effect to all permitted addbacks)): $___________ N. noncash exchange, transaction or performance losses relating to any foreign currency hedging transactions or currency fluctuations: $___________ O. without duplication of any amounts added back pursuant to items IV.M above, noncash purchase accounting adjustments (including, but not limited to deferred revenue write down) and any adjustments as required or permitted by GAAP, in each case, in connection with Permitted Acquisitions: $___________ P. without duplication of any addback made pursuant to items IV.D and IV.E above, noncash charges for goodwill and other intangible write-offs and write-downs in connection with Permitted Acquisitions or otherwise $___________ Q. other non-cash items reducing Consolidated Net Income (excluding any such non-cash item to the extent that it represents an accrual or reserve for potential cash items in any future period or amortization of a prepaid cash item that was paid in a prior period) approved by the Administrative Agent and Required Lenders in writing as an ‘add back’ to Consolidated Adjusted EBITDA: $___________ R. other non-cash items increasing Consolidated Net Income for such period (excluding any such non-cash item to the extent it represents the reversal of an accrual or reserve for potential cash item in any prior period): $___________ S. interest income: $___________ T. extraordinary, unusual or nonrecurring gains, additions or credits: $___________ U. Consolidated Adjusted EBITDA (the sum of line IV.A plus the sum, without duplication, of the amounts set forth in lines IV.B through IV.Q, in each case to the extent deducted from the calculation of $___________

Consolidated Net Income, minus the sum, without duplication, of the amounts set forth in lines IV.R through IV.T)67 V. Minimum Required: $___________8 Covenant compliance: Yes  No  6 Consolidated Adjusted EBITDA for any period shall be determined on a Pro Forma Basis to give effect to any Permitted Acquisitions or any disposition of any business or assets consummated during such period, in each case as if such transaction occurred on the 1st day of such period and in accordance with Regulation S-X promulgated by the SEC. 7 Notwithstanding the foregoing, the “Consolidated Adjusted EBITDA” for the consolidated Group Members for the periods identified in the following table shall be deemed to be as follows: Period (Fiscal Quarter Ending) Consolidated Adjusted EBITDA March 31, 2023 $2,048,000 June 30, 2023 $17,494,000 September 30, 2023 $[28,261,000] 8 Minimum Consolidated Total Revenue requirement for the applicable period can be found in the table under Section 7.1(c) of the Credit Agreement.

Exhibit B ny-2632060 [Attachment 4 to Compliance Certificate] [Change in the Jurisdiction of any Loan Party]

Exhibit B ny-2632060 [Attachment 5 to Compliance Certificate] [Registered Intellectual Property issued to, applied for, or acquired by any Loan Party since the [Closing Date] [date of the most recent report delivered.]]

Exhibit B ny-2632060 [Attachment 6 to Compliance Certificate] [Updates to any insurance certificates]

Exhibit B ny-2632060 [Attachment 7 to Compliance Certificate] [List of new Permitted Risk Retention Facilities and Permitted Secured Financings that have been created, acquired or entered into by any Group Member over the course of the previous fiscal quarter, setting forth in each case, which Group Member owns such financing or facility and the aggregate principal amount of Financing Assets secured in connection with such facility or financing.] Type of Facility/Financing Ownership Aggregate Principal Amount of such facility or financing

Exhibit B ny-2632060 [Attachment 8 to Compliance Certificate] [List of new Group Members created or acquired by any Group Member in the previous fiscal quarter, in each case setting forth (1) the direct parent of such new Subsidiary, and (2) whether such new Subsidiary qualifies as an Excluded Subsidiary, Immaterial Subsidiary or SPV Subsidiary.] Name of new Group Member Direct parent of such Group Member Is such new Group Member an Excluded Subsidiary [Yes/No] Is such new Group Member an Immaterial Subsidiary [Yes/No] Is such new Group Member a SPV Subsidiary [Yes/No]

Exhibit D ny-2632060 EXHIBIT D FORM OF SOLVENCY CERTIFICATE PAGAYA TECHNOLOGIES LTD. PAGAYA US HOLDING COMPANY LLC Date: ___________ ____, 20____ To the Administrative Agent, and each of the Lenders party to the Credit Agreement referred to below: Reference is made to that certain Credit Agreement, dated as of September 2, 2022 (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”; capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Credit Agreement), by and among PAGAYA TECHNOLOGIES LTD., a company organized under the laws of Israel (“Pagaya Israel”), PAGAYA US HOLDING COMPANY LLC (“Pagaya US”, and together with Pagaya Israel, individually and collectively, jointly and severally, as the context may require, the “Borrower”), the Lenders from time to time party thereto and SILICON VALLEY BANK, a division of FIRST- CITIZENS BANK & TRUST COMPANY, as the Issuing Lender, the Swingline Lender and the Administrative Agent. Pursuant to Section 5.1(l) of the Credit Agreement, the undersigned hereby certifies, solely in his capacity as the Chief Financial Officer of each Borrower, and not in any individual capacity, that, after giving effect to the incurrence of all Indebtedness, Obligations and obligations being incurred in connection with the Credit Agreement: a. the amount of the “fair value” of the assets of the Group Members, taken as a whole, will, as of the date hereof, exceed the amount of all “liabilities of the Group Members, contingent or otherwise,” as of the date hereof, as such quoted terms are determined in accordance with applicable federal and state laws governing determinations of the insolvency of debtors, b. the “present fair saleable value” of the assets of the Group Members, taken as a whole, will, as of the date hereof, be greater than the amount that will be required to pay the liability of the Group Members on their debts as such debts become absolute and matured, as such quoted terms are determined in accordance with applicable federal and state laws governing determinations of the insolvency of debtors, c. the Group Members, taken as a whole, will not have, as of the date hereof, an unreasonably small amount of capital with which to conduct their business, and

Exhibit D ny-2632060 d. the Group Members, taken as a whole, will be able to pay their debts generally as they mature, taking into account potential refinancing opportunities. For purposes of this Solvency Certificate (this “Certificate”), (i) “debt” means liability on a “claim,” (ii) “claim” means any (x) right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured or (y) right to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured or unmatured, disputed, undisputed, secured or unsecured and (iii) the amount of any contingent liability as of the date hereof has been computed as the amount that, in light of all of the facts and circumstances existing as of the date hereof, represents the amount that can reasonably be expected to become an actual or matured liability (irrespective of whether such contingent liability meets the criteria for accrual under Statement of Financial Accounting Standard No. 5). The undersigned is familiar with the business and financial position of the Group Members. In reaching the conclusions set forth in this Certificate, the undersigned has made such other investigations and inquiries as the undersigned has deemed appropriate, having taken into account the nature of the particular business anticipated to be conducted by the Group Members following the consummation of the transactions contemplated by the Credit Agreement to occur on the Closing Date. (Signature page follows)

Exhibit D ny-2632060 I represent the foregoing information to be, to the best of my knowledge and belief, true and correct and execute this Certificate as of the date first written above. PAGAYA TECHNOLOGIES LTD. By: Name: Title: By: Name: Title: PAGAYA US HOLDING COMPANY LLC By: Name: Title: By: Name: Title:

Exhibit E ny-2632060 EXHIBIT E FORM OF ASSIGNMENT AND ASSUMPTION PAGAYA TECHNOLOGIES LTD. PAGAYA US HOLDING COMPANY LLC This Assignment and Assumption Agreement (the “Assignment Agreement”) is dated as of the Assignment Effective Date set forth below and is entered into by and between the Assignor identified in item 1 below (the “Assignor”) and the Assignee identified in item 2 below (the “Assignee”). Capitalized terms used but not defined herein shall have the meanings given to them in the Credit Agreement identified below (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), receipt of a copy of which is hereby acknowledged by the Assignee. The Standard Terms and Conditions set forth in Annex 1 attached hereto are hereby agreed to and incorporated herein by reference and made a part of this Assignment Agreement as if set forth herein in full. For an agreed consideration, the Assignor hereby irrevocably sells and assigns to the Assignee, and the Assignee hereby irrevocably purchases and assumes from the Assignor, subject to and in accordance with the Standard Terms and Conditions and the Credit Agreement, as of the Assignment Effective Date inserted by the Administrative Agent as contemplated below (i) all of the Assignor’s rights and obligations in its capacity as a Lender under the Credit Agreement and any other documents or instruments delivered pursuant thereto to the extent related to the amount and percentage interest identified below of all of such outstanding rights and obligations of the Assignor under the respective facilities identified below (including without limitation any letter of credit deposits, guarantees, and swingline loans included in such facilities) and (ii) to the extent permitted to be assigned under applicable law, all claims, suits, causes of action and any other right of the Assignor (in its capacity as a Lender) against any Person, whether known or unknown, arising under or in connection with the Credit Agreement, any other documents or instruments delivered pursuant thereto or the loan transactions governed thereby or in any way based on or related to any of the foregoing, including, but not limited to, contract claims, tort claims, malpractice claims, statutory claims and all other claims at law or in equity related to the rights and obligations sold and assigned pursuant to clause (i) above (the rights and obligations sold and assigned by the Assignor to the Assignee pursuant to clauses (i) and (ii) above being referred to herein collectively as the “Assigned Interest”). Each such sale and assignment is without recourse to the Assignor and, except as expressly provided in this Assignment Agreement, without representation or warranty by the Assignor. 1. Assignor: ________________________________ ______________________________ 2. Assignee: ______________________________ [for Assignee, if applicable, indicate [Affiliate][Approved Fund] of [identify Lender]] 3. Borrower: PAGAYA TECHNOLOGIES LTD., a company organized under the laws of Israel (“Pagaya Israel”) and PAGAYA US HOLDING COMPANY LLC, a Delaware limited liability company (“Pagaya US”, and together with Pagaya Israel, individually and collectively, jointly and severally, as the context may require, the “Borrower”) 4. Administrative Agent: SILICON VALLEY BANK, a division of FIRST-CITIZENS BANK & TRUST COMPANY

Exhibit E ny-2632060 5. Credit Agreement: Credit Agreement, dated as of September 2, 2022, among the Borrower, the Lenders party thereto, and SILICON VALLEY BANK, a division of FIRST-CITIZENS BANK & TRUST COMPANY, as Administrative Agent, Issuing Lender and Swingline Lender 6. Assigned Interest[s]: Assignor Assignee Aggregate Amount of Commitment / Loans for all Lenders1 Amount of Commitment / Loans Assigned2 Percentage Assigned of Commitment / Loans3 CUSIP Number $ $ % $ $ % $ $ % [7. Trade Date: ______________]4 Assignment Effective Date: _____________ ___, 20___ [TO BE INSERTED BY THE ADMINISTRATIVE AGENT AND WHICH SHALL BE THE ASSIGNMENT EFFECTIVE DATE OF RECORDATION OF TRANSFER IN THE REGISTER THEREFOR.] [Signature pages follow] 1 Amount to be adjusted by the counterparties to take into account any payments or prepayments made between the Trade Date and the Assignment Effective Date. 2 Amount to be adjusted by the counterparties to take into account any payments or prepayments made between the Trade Date and the Assignment Effective Date. 3 Set forth, to at least 9 decimals, as a percentage of the applicable Commitment/Loans of all Lenders thereunder. 4 To be completed if the Assignor(s) and the Assignee(s) intend that the minimum assignment amount is to be determined as of the Trade Date.

Exhibit E ny-2632060 The terms set forth in this Assignment Agreement are hereby agreed to: ASSIGNOR1 [NAME OF ASSIGNOR] By:______________________________ Name: Title: ASSIGNEE2 [NAME OF ASSIGNEE] By:______________________________ Name: Title: 1 Add additional signature blocks as needed. 2 Add additional signature blocks as needed.

Exhibit E ny-2632060 Consented to and Accepted: FIRST-CITIZENS BANK & TRUST COMAPNY, as Administrative Agent[, Issuing Lender, and Swingline Lender] By_________________________________ Name: Title: By_________________________________ Name: Title: [Consented to:]3 PAGAYA TECHNOLOGIES LTD., as the Borrower By_________________________________ Name: Title: By_________________________________ Name: Title: PAGAYA US HOLDING COMPANY LLC, as the Borrower By_________________________________ Name: Title: By_________________________________ Name: Title: 3 To be added only if the consent of the Borrower is required by the terms of the Credit Agreement.

Exhibit E ny-2632060 ANNEX 1 STANDARD TERMS AND CONDITIONS FOR ASSIGNMENT AND ASSUMPTION 1. Representations and Warranties. 1.1 Assignor. The Assignor (a) represents and warrants that (i) it is the legal and beneficial owner of the Assigned Interest, (ii) the Assigned Interest is free and clear of any lien, encumbrance or other adverse claim, (iii) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment Agreement and to consummate the transactions contemplated hereby and (iv) it is not a Defaulting Lender; and (b) assumes no responsibility with respect to (i) any statements, warranties or representations made in or in connection with the Credit Agreement or any other Loan Document, (ii) the execution, legality, validity, enforceability, genuineness, sufficiency or value of the Loan Documents or any collateral thereunder, (iii) the financial condition of any Loan Party, any of their respective Subsidiaries or Affiliates or any other Person obligated in respect of any Loan Document or (iv) the performance or observance by any Loan Party, any of their respective Subsidiaries or Affiliates or any other Person of any of their respective obligations under any Loan Document or any other instrument or document furnished pursuant hereto or thereto. 1.2. Assignee. The Assignee (a) represents and warrants that (i) it has full power and authority, and has taken all action necessary, to execute and deliver this Assignment Agreement and to consummate the transactions contemplated hereby and to become a Lender under the Credit Agreement, (ii) it is not a Defaulting Lender or an Excluded Lender, (iii) it meets all the requirements to be an Assignee under Section 10.6(b) of the Credit Agreement (subject to such consents, if any, as may be required under Section 10.6(b)(iii) of the Credit Agreement), (iv) from and after the Assignment Effective Date, it shall be bound by the provisions of the Credit Agreement as a Lender thereunder and, to the extent of the Assigned Interest, shall have the obligations of a Lender thereunder, (v) it is sophisticated with respect to decisions to acquire assets of the type represented by the Assigned Interest and either it, or the person exercising discretion in making its decision to acquire the Assigned Interest, is experienced in acquiring assets of such type, (vi) it has received a copy of the Credit Agreement, and has received or has been accorded the opportunity to receive copies of the most recent financial statements delivered pursuant to Section 6.1 thereof, as applicable, and such other documents and information as it deems appropriate to make its own credit analysis and decision to enter into this Assignment Agreement and to purchase the Assigned Interest, (vii) it has, independently and without reliance upon the Administrative Agent or any other Lender and based on such documents and information as it has deemed appropriate, made its own credit analysis and decision to enter into this Assignment Agreement and to purchase the Assigned Interest, and (viii) if it is a Non-U.S. Lender, attached to the Assignment Agreement is any documentation required to be delivered by it pursuant to the terms of the Credit Agreement, duly completed and executed by the Assignee; and (b) agrees that (i) it will, independently and without reliance on any of the Administrative Agent, the Assignor or any other Lender, and based on such documents and information as it shall deem appropriate at the time, continue to make its own credit decisions in taking or not taking action under the Loan Documents and (ii) it will perform in accordance with their terms all of the obligations which by the terms of the Loan Documents are required to be performed by it as a Lender. 2. Payments. From and after the Assignment Effective Date, the Administrative Agent shall make all payments in respect of the Assigned Interest (including payments of principal, interest, fees and other amounts) to the Assignor for amounts which have accrued to but excluding the Assignment Effective Date and to the Assignee for amounts which have accrued from and after the Assignment Effective Date.

Exhibit E ny-2632060 3. General Provisions. This Assignment Agreement shall be binding upon, and inure to the benefit of, the parties hereto and their respective successors and assigns. This Assignment Agreement may be executed in any number of counterparts, which together shall constitute one instrument. Delivery of an executed counterpart of a signature page of this Assignment Agreement by telecopy (or other electronic method of transmission) shall be effective as delivery of a manually executed counterpart of this Assignment Agreement. This Assignment Agreement shall be governed by, and construed and interpreted in accordance with, the laws of the State of New York.

Exhibit F-1 ny-2632060 EXHIBIT F-1 FORM OF U.S. TAX COMPLIANCE CERTIFICATE (For Foreign Lenders That Are Not Partnerships for U.S. Federal Income Tax Purposes) [Date] Reference is made to that certain Credit Agreement, dated as of September 2, 2022 (as amended, supplemented or otherwise modified from time to time, the “Credit Agreement”), among PAGAYA TECHNOLOGIES LTD., a company organized under the laws of Israel (“Pagaya Israel”), PAGAYA US HOLDING COMPANY LLC, a Delaware limited liability company (“Pagaya US”, and together with Pagaya Israel, individually and collectively, jointly and severally, as the context may require, the “Borrower”), the Lenders party thereto and SILICON VALLEY BANK, a division of FIRST-CITIZENS BANK & TRUST COMPANY, as Administrative Agent for such Lenders (in such capacity; the “Administrative Agent”), and as Issuing Lender and Swingline Lender. Pursuant to the provisions of Section 2.15 of the Credit Agreement, the undersigned hereby certifies that (i) it is the sole record and beneficial owner of the Loan(s) (as well as any Note(s) evidencing such Loan(s)) in respect of which it is providing this certificate, (ii) it is not a bank within the meaning of Section 881(c)(3)(A) of the Code, (iii) it is not a ten percent shareholder of the Borrower within the meaning of Section 881(c)(3)(B) of the Code and (iv) it is not a controlled foreign corporation related to the Borrower as described in Section 881(c)(3)(C) of the Code. The undersigned has furnished the Administrative Agent and the Borrower with a certificate of its non-U.S. Person status on IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable (or any successor form). By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, the undersigned shall promptly so inform the Borrower and the Administrative Agent, and (2) the undersigned shall have at all times furnished the Borrower and the Administrative Agent with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the two calendar years preceding such payments. Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement. IN WITNESS WHEREOF, the undersigned has caused this certificate to be duly executed and delivered by its proper and duly authorized signatory as of the day and year first written above. [Name of Lender] By___________________________ Name: Title:

Exhibit F-2 ny-2632060 EXHIBIT F-2 FORM OF U.S. TAX COMPLIANCE CERTIFICATE (For Foreign Participants That Are Not Partnerships for U.S. Federal Income Tax Purposes) [Date] Reference is made to that certain Credit Agreement, dated as of September 2, 2022 (as amended, supplemented or otherwise modified from time to time, the “Credit Agreement”), among PAGAYA TECHNOLOGIES LTD., a company organized under the laws of Israel (“Pagaya Israel”), PAGAYA US HOLDING COMPANY LLC, a Delaware limited liability company (“Pagaya US”, and together with Pagaya Israel, individually and collectively, jointly and severally, as the context may require, the “Borrower”), the Lenders party thereto and SILICON VALLEY BANK, a division of FIRST-CITIZENS BANK & TRUST COMPANY, as Administrative Agent for such Lenders (in such capacity; the “Administrative Agent”), and as Issuing Lender and Swingline Lender. Pursuant to the provisions of Section 2.15 of the Credit Agreement, the undersigned hereby certifies that (i) it is the sole record and beneficial owner of the participation in respect of which it is providing this certificate, (ii) it is not a bank within the meaning of Section 881(c)(3)(A) of the Code, (iii) it is not a ten percent shareholder of the Borrower within the meaning of Section 881(c)(3)(B) of the Code, and (iv) it is not a controlled foreign corporation related to the Borrower as described in Section 881(c)(3)(C) of the Code. The undersigned has furnished its participating Lender with a certificate of its non-U.S. Person status on IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable (or any successor form). By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, the undersigned shall promptly so inform such Lender in writing, and (2) the undersigned shall have at all times furnished such Lender with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the two calendar years preceding such payments. Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement. IN WITNESS WHEREOF, the undersigned has caused this certificate to be duly executed and delivered by its proper and duly authorized signatory as of the day and year first written above. [Name of Participant] By___________________________ Name: Title:

Exhibit F-3 ny-2632060 EXHIBIT F-3 FORM OF U.S. TAX COMPLIANCE CERTIFICATE (For Foreign Participants That Are Partnerships for U.S. Federal Income Tax Purposes) [Date] Reference is made to that certain Credit Agreement, dated as of September 2, 2022 (as amended, supplemented or otherwise modified from time to time, the “Credit Agreement”), among PAGAYA TECHNOLOGIES LTD., a company organized under the laws of Israel (“Pagaya Israel”), PAGAYA US HOLDING COMPANY LLC, a Delaware limited liability company (“Pagaya US”, and together with Pagaya Israel, individually and collectively, jointly and severally, as the context may require, the “Borrower”), the Lenders party thereto and SILICON VALLEY BANK, a division of FIRST-CITIZENS BANK & TRUST COMPANY, as Administrative Agent for such Lenders (in such capacity; the “Administrative Agent”), and as Issuing Lender and Swingline Lender. Pursuant to the provisions of Section 2.15 of the Credit Agreement, the undersigned hereby certifies that (i) it is the sole record owner of the participation in respect of which it is providing this certificate, (ii) its direct or indirect partners/members are the sole beneficial owners of such participation, (iii) with respect such participation, neither the undersigned nor any of its direct or indirect partners/members is a bank extending credit pursuant to a loan agreement entered into in the ordinary course of its trade or business within the meaning of Section 881(c)(3)(A) of the Code, (iv) none of its direct or indirect partners/members is a ten percent shareholder of the Borrower within the meaning of Section 881(c)(3)(B) of the Code and (v) none of its direct or indirect partners/members is a controlled foreign corporation related to the Borrower as described in Section 881(c)(3)(C) of the Code. The undersigned has furnished its participating Lender with IRS Form W-8IMY accompanied by one of the following forms from each of its partners/members that is claiming the portfolio interest exemption: (i) an IRS Form W-8BEN or IRS Form W-8BEN-E, or (ii) an IRS Form W-8IMY accompanied by an IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable (or any successor form), from each of such partner’s/member’s beneficial owners that is claiming the portfolio interest exemption. By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, the undersigned shall promptly so inform such Lender and (2) the undersigned shall have at all times furnished such Lender with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the two calendar years preceding such payments. Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement. IN WITNESS WHEREOF, the undersigned has caused this certificate to be duly executed and delivered by its proper and duly authorized signatory as of the day and year first written above. [Name of Participant] By___________________________ Name: Title:

Exhibit F-4 ny-2632060 EXHIBIT F-4 FORM OF U.S. TAX COMPLIANCE CERTIFICATE (For Foreign Lenders That Are Partnerships for U.S. Federal Income Tax Purposes) [Date] Reference is made to that certain Credit Agreement, dated as of September 2, 2022 (as amended, supplemented or otherwise modified from time to time, the “Credit Agreement”), among PAGAYA TECHNOLOGIES LTD., a company organized under the laws of Israel (“Pagaya Israel”), PAGAYA US HOLDING COMPANY LLC, a Delaware limited liability company (“Pagaya US”, and together with Pagaya Israel, individually and collectively, jointly and severally, as the context may require, the “Borrower”), the Lenders party thereto and SILICON VALLEY BANK, a division of FIRST-CITIZENS BANK & TRUST COMPANY, as Administrative Agent for such Lenders (in such capacity; the “Administrative Agent”), and as Issuing Lender and Swingline Lender. Pursuant to the provisions of Section 2.15 of the Credit Agreement, the undersigned hereby certifies that (i) it is the sole record owner of the Loan(s) (as well as any Note(s) evidencing such Loan(s)) in respect of which it is providing this certificate, (ii) its direct or indirect partners/members are the sole beneficial owners of such Loan(s) (as well as any Note(s) evidencing such Loan(s)), (iii) with respect to the extension of credit pursuant to this Credit Agreement or any other Loan Document, neither the undersigned nor any of its direct or indirect partners/members is a bank extending credit pursuant to a loan agreement entered into in the ordinary course of its trade or business within the meaning of Section 881(c)(3)(A) of the Code, (iv) none of its direct or indirect partners/members is a ten percent shareholder of the Borrower within the meaning of Section 881(c)(3)(B) of the Code and (v) none of its direct or indirect partners/members is a controlled foreign corporation related to the Borrower as described in Section 881(c)(3)(C) of the Code. The undersigned has furnished the Administrative Agent and the Borrower with IRS Form W- 8IMY accompanied by one of the following forms from each of its partners/members that is claiming the portfolio interest exemption: (i) an IRS Form W-8BEN or IRS Form W-8BEN-E, as applicable (or any successor form) or (ii) an IRS Form W-8IMY accompanied by an IRS Form W-8BEN or IRS Form W- 8BEN-E, as applicable (or any successor form), from each of such partner’s/member’s beneficial owners that is claiming the portfolio interest exemption. By executing this certificate, the undersigned agrees that (1) if the information provided on this certificate changes, the undersigned shall promptly so inform the Borrower and the Administrative Agent, and (2) the undersigned shall have at all times furnished the Borrower and the Administrative Agent with a properly completed and currently effective certificate in either the calendar year in which each payment is to be made to the undersigned, or in either of the two calendar years preceding such payments. Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement. IN WITNESS WHEREOF, the undersigned has caused this certificate to be duly executed and delivered by its proper and duly authorized signatory as of the day and year first written above. [Name of Lender] By___________________________

Exhibit F-3 ny-2632060 Name: Title:

Exhibit G-1 ny-2632060 EXHIBIT G-1 FORM OF REVOLVING LOAN NOTE PAGAYA TECHNOLOGIES LTD. PAGAYA US HOLDING COMPANY LLC THIS REVOLVING LOAN NOTE AND THE OBLIGATIONS REPRESENTED HEREBY MAY NOT BE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE TERMS AND PROVISIONS OF THE CREDIT AGREEMENT REFERRED TO BELOW. TRANSFERS OF THIS REVOLVING LOAN NOTE AND THE OBLIGATIONS REPRESENTED HEREBY MUST BE RECORDED IN THE REVOLVING LOAN REGISTER MAINTAINED BY THE ADMINISTRATIVE AGENT PURSUANT TO THE TERMS OF SUCH CREDIT AGREEMENT. $[__________] New York, New York [insert date] FOR VALUE RECEIVED, the undersigned, PAGAYA TECHNOLOGIES LTD., a company organized under the laws of Israel (“Pagaya Israel”) and PAGAYA US HOLDING COMPANY LLC, a Delaware limited liability company (“Pagaya US”, and together with Pagaya Israel, individually and collectively, jointly and severally, as the context may require, the “Borrower”), hereby unconditionally promises to pay to [insert name of applicable Lender] (the “Lender”) or its registered assigns at the Funding Office specified in the Credit Agreement (as hereinafter defined) in Dollars and in immediately available funds, on the Revolving Termination Date the principal amount of (a) [insert amount of applicable Lender’s Revolving Commitment] ($[_______]), or, if less, (b) the aggregate unpaid principal amount of all Revolving Loans made by the Lender to the Borrower pursuant to Section 2.4 of the Credit Agreement referred to below. The Borrower further agrees to pay interest in like money at such office on the unpaid principal amount hereof from time to time outstanding at the rates and on the dates specified in the Credit Agreement. The holder of this Revolving Loan Note (this “Note”) is authorized to indorse on the schedules annexed hereto and made a part hereof or on a continuation thereof which shall be attached hereto and made a part hereof the date, Type and amount of each Revolving Loan made pursuant to the Credit Agreement and the date and amount of each payment or prepayment of principal thereof, each continuation thereof, each conversion of all or a portion thereof to another Type and, in the case of SOFR Loans, the length of each Interest Period with respect thereto. Each such indorsement shall constitute prima facie evidence of the accuracy of the information indorsed. The failure to make any such indorsement or any error in any such indorsement shall not affect the obligations of the Borrower in respect of any Revolving Loan. This Note (a) is one of the Revolving Loan Notes referred to in the Credit Agreement, dated as of September 2, 2022, among the Borrower, the Lenders party thereto, and Silicon Valley Bank, a division of First-Citizens Bank & Trust Company, as Administrative Agent, Issuing Lender and Swingline Lender (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), (b) is subject to the provisions of the Credit Agreement and (c) is subject to optional and mandatory prepayment in whole or in part as provided in the Credit Agreement. This Note is secured and guaranteed as provided in the Loan Documents. Reference is hereby made to the Loan Documents for a description of the properties and assets in which a security interest has been granted, the nature and extent of the security and the guarantees, the terms and conditions upon which the security interests and each guarantee were granted and the rights of the holder of this Note in respect thereof.

Exhibit G-1 ny-2632060 Upon the occurrence and during the continuance of any one or more Events of Default, all principal and all accrued interest then remaining unpaid on this Note shall become, or may be declared to be, immediately due and payable, all as provided in the Credit Agreement. All parties now and hereafter liable with respect to this Note, whether maker, principal, surety, guarantor, indorser or otherwise, hereby waive presentment, demand, protest and all other notices of any kind. Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement. NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED HEREIN OR IN THE CREDIT AGREEMENT, THIS NOTE MAY NOT BE TRANSFERRED EXCEPT PURSUANT TO AND IN ACCORDANCE WITH THE REGISTRATION AND OTHER PROVISIONS OF SECTION 10.6 OF THE CREDIT AGREEMENT. THIS NOTE SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK. [signature page follows]

Exhibit G-1 ny-2632060 PAGAYA TECHNOLOGIES LTD. By: Name: Title: By: Name: Title: PAGAYA US HOLDING COMPANY LLC By: Name: Title: By: Name: Title:

Exhibit H-1 ny-2632060 Schedule A to Revolving Loan Note LOANS, CONVERSIONS AND REPAYMENTS OF ABR LOANS Date Amount of ABR Loans Amount Converted to ABR Loans Amount of Principal of ABR Loans Repaid Amount of ABR Loans Converted to SOFR Loans Unpaid Principal Balance of ABR Loans Notation Made By

Exhibit H-1 ny-2632060 Schedule B to Revolving Loan Note LOANS, CONTINUATIONS, CONVERSIONS AND REPAYMENTS OF SOFR LOANS Date Amount of SOFR Loans Amount Converted to SOFR Loans Interest Period and Term SOFR Reference Rate with Respect Thereto Amount of Principal of SOFR Loans Repaid Amount of SOFR Loans Converted to ABR Loans Unpaid Principal Balance of SOFR Loans Notation Made By

Exhibit H-2 ny-2632060 EXHIBIT G-2 FORM OF SWINGLINE LOAN NOTE PAGAYA TECHNOLOGIES LTD. PAGAYA US HOLDING COMPANY LLC THIS SWINGLINE LOAN NOTE AND THE OBLIGATIONS REPRESENTED HEREBY MAY NOT BE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE TERMS AND PROVISIONS OF THE CREDIT AGREEMENT REFERRED TO BELOW. TRANSFERS OF THIS SWINGLINE LOAN NOTE AND THE OBLIGATIONS REPRESENTED HEREBY MUST BE RECORDED IN THE REVOLVING LOAN REGISTER MAINTAINED BY THE ADMINISTRATIVE AGENT PURSUANT TO THE TERMS OF SUCH CREDIT AGREEMENT. $[__________] New York, New York [insert date] FOR VALUE RECEIVED, the undersigned, PAGAYA TECHNOLOGIES LTD., a company organized under the laws of Israel (“Pagaya Israel”) and PAGAYA US HOLDING COMPANY LLC, a Delaware limited liability company (“Pagaya US”, and together with Pagaya Israel, individually and collectively, jointly and severally, as the context may require, the “Borrower”), hereby unconditionally promises to pay to SILICON VALLEY BANK, a division of FIRST-CITIZENS BANK & TRUST COMPANY (the “Lender”) or its registered assigns at the Funding Office specified in the Credit Agreement (as hereinafter defined) in Dollars and in immediately available funds, on the Revolving Termination Date, the principal amount of (a) [insert amount of applicable Lender’s Swingline Commitment] ($[_______]), or, if less, (b) the aggregate unpaid principal amount of all Swingline Loans made by the Lender to the Borrower pursuant to Section 2.6 of the Credit Agreement referred to below. The Borrower further agrees to pay interest in like money at such office on the unpaid principal amount hereof from time to time outstanding at the rates and on the dates specified in the Credit Agreement. The holder of this Swingline Loan Note (this “Note”) is authorized to indorse on the schedules annexed hereto and made a part hereof or on a continuation thereof which shall be attached hereto and made a part hereof the date and amount of each Swingline Loan made pursuant to the Credit Agreement and the date and amount of each payment or prepayment of principal thereof. Each such indorsement shall constitute prima facie evidence of the accuracy of the information indorsed. The failure to make any such indorsement or any error in any such indorsement shall not affect the obligations of the Borrower in respect of any Swingline Loan. This Note (a) is the Swingline Loan Note referred to in the Credit Agreement, dated as of September 2, 2022, among the Borrower, the Lenders party thereto, and Silicon Valley Bank, a division of First- Citizens Bank & Trust Company, as Administrative Agent, Issuing Lender and Swingline Lender (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Credit Agreement”), (b) is subject to the provisions of the Credit Agreement and (c) is subject to optional and mandatory prepayment in whole or in part as provided in the Credit Agreement. This Note is secured and guaranteed as provided in the Loan Documents. Reference is hereby made to the Loan Documents for a description of the properties and assets in which a security interest has been granted, the nature and extent of the security and the guarantees, the terms and conditions upon which the security interests and each guarantee were granted and the rights of the holder of this Note in respect thereof. Upon the occurrence and during the continuance of any one or more Events of Default, all principal and all accrued interest then remaining unpaid on this Note shall become, or may be declared to be, immediately due and payable, all as provided in the Credit Agreement.

Exhibit H-2 ny-2632060 All parties now and hereafter liable with respect to this Note, whether maker, principal, surety, guarantor, indorser or otherwise, hereby waive presentment, demand, protest and all other notices of any kind. Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the meanings given to them in the Credit Agreement. NOTWITHSTANDING ANYTHING TO THE CONTRARY CONTAINED HEREIN OR IN THE CREDIT AGREEMENT, THIS NOTE MAY NOT BE TRANSFERRED EXCEPT PURSUANT TO AND IN ACCORDANCE WITH THE REGISTRATION AND OTHER PROVISIONS OF SECTION 10.6 OF THE CREDIT AGREEMENT. THIS NOTE SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK. [signature page follows]

Exhibit H-2 ny-2632060 PAGAYA TECHNOLOGIES LTD. By: Name: Title: By: Name: Title: PAGAYA US HOLDING COMPANY LLC By: Name: Title: By: Name: Title:

Exhibit H-2 ny-2632060 Schedule A to Swingline Loan Note LOANS AND REPAYMENTS Date Amount of Loans Amount of Principal of ABR Loans Repaid Unpaid Principal Balance of ABR Loans Notation Made By

Exhibit L ny-2632060 EXHIBIT I FORM OF NOTICE OF BORROWING PAGAYA TECHNOLOGIES LTD. PAGAYA US HOLDING COMPANY LLC Date: ______________ TO: SILICON VALLEY BANK, a division of FIRST-CITIZENS BANK & TRUST COMPANY 3003 Tasman Drive Santa Clara, CA 95054 Attention: Corporate Services Department RE: Credit Agreement, dated as of September 2, 2022 (as amended, modified, supplemented or restated from time to time, the “Credit Agreement”), by and among PAGAYA TECHNOLOGIES LTD., a company organized under the laws of Israel (“Pagaya Israel”), PAGAYA US HOLDING COMPANY LLC, a Delaware limited liability company (“Pagaya US”, and together with Pagaya Israel, individually and collectively, jointly and severally, as the context may require, the “Borrower”), the Lenders party thereto and SILICON VALLEY BANK, a division of FIRST-CITIZENS BANK & TRUST COMPANY, as Administrative Agent for such Lenders (in such capacity; the “Administrative Agent”), and as Issuing Lender and Swingline Lender. Capitalized terms used but not otherwise defined herein shall have the respective meanings given to such terms in the Credit Agreement. Ladies and Gentlemen: The undersigned refers to the Credit Agreement and hereby gives you irrevocable notice, pursuant to Section [2.5] [2.7(a)] of the Credit Agreement, of the borrowing of a [Revolving Loan][Swingline Loan]. 1. The requested Borrowing Date, which shall be a Business Day, is _______________. 2. The aggregate principal amount of the requested Loan is $_____________. 3. The requested Loan shall consist of $___________ of ABR Loans and $______ of SOFR Loans. 4. [The duration of the Interest Period for any SOFR Loans included in the requested Loan shall be __________ [one][three][six] months.]16 5. The undersigned hereby directs the Administrative Agent to disburse the proceeds from the above requested Loans as follows: 16 Include if applicable

Exhibit L ny-2632060 6. The undersigned, in [his][her] capacity as a Responsible Officer of the Borrower and not in [his][her] individual capacity, hereby certifies that the following statements are true on the date hereof, and will be true on the date of the proposed Loan before and after giving effect thereto, and to the application of the proceeds therefrom, as applicable: (a) each representation and warranty of each Loan Party contained in or pursuant to any Loan Document (i) to the extent qualified by materiality, is true and correct, and (ii) to the extent not qualified by materiality, is true and correct in all material respects, in each case, on and as of the date hereof as if made on and as of the date hereof, except to the extent such representations and warranties expressly relate to an earlier date, in which case such representations and warranties shall have been true and correct in all material respects (or all respects, as applicable) as of such earlier date; [and] (b) no Default or Event of Default exists or will immediately occur after giving effect to the extensions of credit requested herein [; and] (c) [after giving effect to such Revolving Extension of Credit, the availability and borrowing limitations specified in Section 2.4 of the Credit Agreement will be satisfied.]17 [Signature page follows] 17 NTD: To be included only for requests of Swingline Loans.

Exhibit L ny-2632060 IN WITNESS WHEREOF, the undersigned has caused this notice to be duly executed and delivered by its proper and duly authorized officer as of the day and year first written above. PAGAYA TECHNOLOGIES LTD., as the Borrower By: Name: Title: By: Name: Title: PAGAYA US HOLDING COMPANY LLC, as the Borrower By: Name: Title: By: Name: Title: For internal Bank use only SOFR Pricing Date Term SOFR Reference Rate SOFR Variance Maturity Date ____%

Exhibit L ny-2632060 EXHIBIT J FORM OF NOTICE OF CONVERSION/CONTINUATION PAGAYA TECHNOLOGIES LTD. PAGAYA US HOLDING COMPANY LLC Date: TO: SILICON VALLEY BANK, a division of FIRST-CITIZENS BANK & TRUST COMPANY 505 Howard St Floor 3, San Francisco, CA 94105 Attention: Corporate Services Department RE: Credit Agreement, dated as of September 2, 2022 (as amended, modified, supplemented or restated from time to time, the “Credit Agreement”), by and among PAGAYA TECHNOLOGIES LTD., a company organized under the laws of Israel (“Pagaya Israel”), PAGAYA US HOLDING COMPANY LLC, a Delaware limited liability company (“Pagaya US”, and together with Pagaya Israel, individually and collectively, jointly and severally, as the context may require, the “Borrower”), the Lenders party thereto and SILICON VALLEY BANK, a division of FIRST-CITIZENS BANK & TRUST COMPANY, as Administrative Agent for such Lenders (in such capacity; the “Administrative Agent”), and as Issuing Lender and Swingline Lender. Capitalized terms used but not otherwise defined herein shall have the respective meanings given to such terms in the Credit Agreement. Ladies and Gentlemen: The undersigned, in [his][her] capacity as a Responsible Officer of the Borrower and not in [his][her] individual capacity, refers to the Credit Agreement and hereby gives you irrevocable notice pursuant to Section [2.13(a)] [2.13(b)] of the Credit Agreement, of the [conversion] [continuation] of the Loans specified herein, that: 1. The date of the [conversion] [continuation] is _________________. 2. The aggregate principal amount of the proposed Loans to be [converted] [continued] is $ 3. The Loans are to be [converted into] [continued as] [SOFR] [ABR] Loans. 4. [The duration of the Interest Period for the SOFR Loans included in the [conversion] [continuation] shall be [one][three][six] months.]18 18 Include if applicable

Exhibit L ny-2632060 5. The undersigned on behalf of the Borrower, hereby certifies, not in any individual capacity, that no Event of Default exists or shall occur after giving effect to the [conversion] [continuation] requested to be made on such date.19 [Signature page follows] 19 Include only for conversions to SOFR Loans or continuations of SOFR Loans

Exhibit L ny-2632060 IN WITNESS WHEREOF, the undersigned has caused this notice to be duly executed and delivered by its proper and duly authorized officer as of the day and year first written above. PAGAYA TECHNOLOGIES LTD., as the Borrower By: Name: Title: By: Name: Title: PAGAYA US HOLDING COMPANY LLC, as the Borrower By: Name: Title: By: Name: Title: For internal Bank use only SOFR Pricing Date Term SOFR Reference Rate SOFR Variance Maturity Date ____%

ny-2622710 Annex C Conformed Guarantee and Collateral Agreement [see attached]

CHANGES CONFORMED THROUGH THE FIRST AMENDMENT EXECUTION VERSION NY-2409849ny-2631283 GUARANTEE AND COLLATERAL AGREEMENT Dated as of September 2, 2022 made by PAGAYA TECHNOLOGIES LTD., PAGAYA US HOLDING COMPANY LLC, and the other Grantors referred to herein, in favor of SILICON VALLEYFIRST-CITIZENS BANK & TRUST COMPANY, as Administrative Agent

i NY-2409849ny-2631283 TABLE OF CONTENTS Page SECTION 1. DEFINED TERMS. 1 1.1 Definitions. 1 1.2 Other Interpretive Provisions 6 SECTION 2. GUARANTEE. 6 2.1 Guarantee 6 2.2 Right of Contribution 7 2.3 No Subrogation 7 2.4 Amendments, etc 8 2.5 Guarantee Absolute and Unconditional; Guarantor Waivers; Guarantor Consents 8 2.6 Reinstatement 11 2.7 Payments 11 2.8 Keepwell 11 SECTION 3. GRANT OF SECURITY INTEREST 11 3.1 Grant of Security Interests 11 3.2 Grantors Remain Liable 12 3.3 Perfection and Priority. 13 SECTION 4. REPRESENTATIONS AND WARRANTIES 14 4.1 Title; No Other Liens 14 4.2 Perfected Liens 14 4.3 Jurisdiction of Organization; Chief Executive Office and Locations of Books 15 4.4 Inventory and Equipment 15 4.5 Pledged Collateral 15 4.6 Investment Accounts 15 4.7 Receivables 16 4.8 Intellectual Property. 16 4.9 Instruments 16 4.10 Letter of Credit Rights 17 4.11 Commercial Tort Claims 17 SECTION 5. COVENANTS 17 5.1 Delivery of Instruments, Certificated Securities and Chattel Paper 17 5.2 Maintenance of Perfected Security Interest; Further Documentation 17 5.3 Changes in Locations, Name, Etc 18 5.4 Instruments; Investment Property 18 5.5 Article 8 and Membership Interests 19 5.6 Intellectual Property 19 5.7 Defense of Collateral 20 5.8 Commercial Tort Claims 20 5.9 Letter-of-Credit Rights 21 5.10 Shareholder Agreements and Other Agreements 21 SECTION 6. REMEDIAL PROVISIONS 21 6.1 Certain Matters Relating to Receivables 21 6.2 Communications with Obligors; Grantors Remain Liable 21 6.3 Investment Property 22

TABLE OF CONTENTS (continued) Page ii NY-2409849ny-2631283 6.4 Proceeds to be Turned Over To Administrative Agent 23 6.5 Application of Proceeds 23 6.6 Code and Other Remedies 23 6.7 Intellectual Property License 24 6.8 Deficiency 25 SECTION 7. THE ADMINISTRATIVE AGENT 25 7.1 Administrative Agent’s Appointment as Attorney-in-Fact, etc. 25 7.2 Duty of Administrative Agent 26 7.3 Authority of Administrative Agent 26 SECTION 8. MISCELLANEOUS 27 8.1 Amendments in Writing 27 8.2 Notices 27 8.3 No Waiver by Course of Conduct; Cumulative Remedies 27 8.4 Enforcement Expenses; Indemnification 27 8.5 Successors and Assigns 27 8.6 Set Off 27 8.7 Counterparts 28 8.8 Severability 28 8.9 Section Headings 28 8.10 Integration 28 8.11 GOVERNING LAW 28 8.12 SUBMISSION TO JURISDICTION; WAIVERS 28 8.13 Acknowledgements 29 8.14 Additional Grantors 29 8.15 Releases. 29 8.16 WAIVER OF JURY TRIAL 30 8.17 Patriot Act 30

TABLE OF CONTENTS (continued) i NY-2409849ny-2631283 SCHEDULES Schedule 1 Investment Property Schedule 2 Perfection Matters Schedule 3 Jurisdictions of Organization and Chief Executive Offices, etc. Schedule 4 Equipment and Inventory Locations Schedule 5 Intellectual Property Schedule 6 Letter of Credit Rights Schedule 7 Commercial Tort Claims ANNEXES Annex 1 Form of Assumption Agreement Annex 2 Form of Pledge Supplement

NY-2409849ny-2631283 1 GUARANTEE AND COLLATERAL AGREEMENT This GUARANTEE AND COLLATERAL AGREEMENT dated as of September 2, 2022 (as amended, restated, amended and restated, supplemented and otherwise modified from time to time, this “Agreement”), is made by PAGAYA TECHNOLOGIES LTD., a company organized under the laws of Israel (the ““Pagaya Israel”), PAGAYA US HOLDING COMPANY LLC, a Delaware limited liability company (“Pagaya US” and together with Pagaya Israel, individually and collectively, jointly and severally, as the context may require, the “Borrower”) and each of the other entities identified on the signature pages hereto under the heading “GRANTORS”, or that may become a party hereto after the Closing Date as provided herein (unless and until such Grantor ceases to be a party hereto in accordance with this Agreement and as otherwise permitted under the Credit Agreement (as defined below), each a “Grantor” and, collectively, the “Grantors”), in favor of SILICON VALLEYFIRST-CITIZENS BANK & TRUST COMPANY, as administrative agent and collateral agent (in such capacitycapacities, together with its successors and permitted assigns in such capacitycapacities, the “Administrative Agent”) for the banks and other financial institutions or entities from time to time parties to that certain Credit Agreement referred to below as a lender (each a “Lender” and, collectively, the “Lenders”). INTRODUCTORY STATEMENTS WHEREAS, the Borrower is party to that certain Credit Agreement dated as of the date hereof (as amended, amended and restated, supplemented, or otherwise modified from time to time, the “Credit Agreement”; capitalized terms used in these preliminary statements and not otherwise defined here shall have the meanings given to them in the Credit Agreement), among the Borrower, the Lenders party thereto and the Administrative Agent; WHEREAS, each Grantor, other than the Borrower, is a subsidiary of the Borrower and as such, will receive substantial direct and/or indirect benefits from the extensions of credit under the Credit Agreement; WHEREAS, the proceeds of the extensions of credit under the Credit Agreement will be used in part to enable the Borrower to make valuable transfers to one or more of the other Grantors in connection with the operation of their respective business; WHEREAS, certain of the Qualified Counterparties may enter into Specified Swap Agreements with the Borrower; WHEREAS, the Cash Management Banks may enter into Cash Management Agreements with the Grantors; WHEREAS, the Borrower and the other Grantors are engaged in related businesses, and each Grantor derives substantial direct and indirect benefit from the extensions of credit under the Credit Agreement, the Cash Management Agreements, and from the Specified Swap Agreements; and WHEREAS, it is a condition precedent to the Closing Date that the Grantors shall have executed and delivered this Agreement in favor of the Administrative Agent for the benefit of the Secured Parties. NOW, THEREFORE, in consideration of the above premises, the parties hereto hereby agree as follows: SECTION 1. Defined Terms.

NY-2409849ny-2631283 2 1.1 Definitions. (a) Unless otherwise defined herein, terms defined in the Credit Agreement and used herein shall have the respective meanings given to such terms in the Credit Agreement, and if not defined herein or in the Credit Agreement, shall have the respective meanings given to such terms in the UCC (as defined below). (b) The following terms shall have the following meanings: “Agreement”: as defined in the preamble hereto. “Books”: all books, records and other written, electronic or other documentation in whatever form maintained now or hereafter by or for any Grantor in connection with the ownership of its assets or the conduct of its business or evidencing or containing information relating to the Collateral, including: (a) ledgers; (b) records indicating, summarizing, or evidencing such Grantor’s assets (including Inventory and Rights to Payment), business operations or financial condition; (c) computer programs and software; (d) computer discs, tapes, files, manuals, spreadsheets; (e) computer printouts and output of whatever kind; (f) any other computer prepared or electronically stored, collected or reported information and equipment of any kind; and (g) any and all other rights now or hereafter arising out of any contract or agreement between such Grantor and any service bureau, computer or data processing company or other Person charged with preparing or maintaining any of such Grantor’s books or records or with credit reporting, including with regard to any of such Grantor’s Accounts. “Borrower”: as defined in the preamble hereto. “Collateral”: as defined in Section 3.1. “Collateral Account”: any collateral account established by the Administrative Agent as provided in Sections 6.1 or 6.4. “Copyright License”: any written agreement which (a) names a Grantor as licensor or licensee (including those listed on Schedule 5), or (b) grants any right under any Copyright to a Grantor, including any rights to, or to exercise any copyright rights in connection with, the manufacture, distribution, exploitation and sale of materials derived from any Copyright. “Copyrights”: (a) all copyrights arising under the laws of the United States, any other country or any political subdivision thereof, together with the underlying works of authorship (including titles), whether registered or unregistered and whether published or unpublished (including, without limitation those listed on Schedule 5), all rights in computer programs, computer databases, computer program flow diagrams, source codes, object codes and all tangible property embodying or incorporating any copyrights, all registrations and recordings thereof, and all applications in connection therewith, including, without limitation, all registrations, recordings and applications in the United States Copyright Office, and (b) the right to obtain all renewals thereof. “Excluded Account”: as defined in the Credit Agreement. “Excluded Assets”: collectively, (a) any (i) property owned by any Grantor on the date hereof or hereafter acquired that is subject to a Lien securing a purchase money obligation or Capital Lease Obligation not prohibited by the terms of the Credit Agreement and (ii) or cash collateral securing Letters of Credit, in each case, if the contract or other agreement pursuant to which such Lien is granted (or the documentation providing

NY-2409849ny-2631283 3 for such purchase money obligation, Capital Lease Obligation or cash collateral) prohibits the creation of a Lien of the type that would be provided under this Agreement on such property would require the consent of any Person (other than the Borrower and its Affiliates) which has not been obtained (in each case, after giving effect to the applicable anti-assignment provisions of the UCC or other applicable law); (b) any Collateral with respect to which the Administrative Agent and the Borrower have mutually determined that the costs (including any adverse tax consequences) of obtaining a security interest in such Collateral are excessive, or would reasonably be expected to be excessive, in relation to the practical benefits to be provided to the Secured Parties by such security interest; (c) any (i) fee owned real property having a fair market value below $5,000,000, (ii) real property leasehold rights and interests of any Grantor (it being understood there shall be no requirement to obtain any landlord or other third party waivers, estoppels or collateral access letters) and (iii) any fixtures affixed to any real property to the extent such real property does not constitute Collateral or a security interest in such fixtures may not be perfected by the filing of a UCC Financing Statement or similar filing in the applicable jurisdiction; (d) margin stock (within the meaning of Regulation U issued by the Board); (e) any Capital Stock (other than Capital Stock of a Subsidiary) if the granting of a security interest in such Capital Stock is prohibited by the applicable joint venture, shareholder, stock purchase or similar agreement or would require the consent of one or more third parties that the Borrower has not received (excluding the Borrower or any Subsidiary), after giving effect to the UCC or any other Requirements of Law (including the Bankruptcy Code) or principles of equity; (f) motor vehicles, airplanes, vessels and other equipment covered by certificates of title to the extent a security interest in such property may not be perfected by the filing of a UCC Financing Statement or similar filing in the applicable jurisdiction; (g) capital stock of any Excluded Foreign Subsidiary (other than Capital Stock representing up to 66% of the total outstanding voting Capital Stock of such Excluded Foreign Subsidiary and 100% of the non-voting Capital Stock of such Excluded Foreign Subsidiary) if pledging 100% of the Capital Stock of any such Subsidiary would, or would reasonably be expected to, result in adverse tax consequences; (h) any Trademark application filed in the United States Patent and Trademark Office on the basis of the applicant's intent-to-use such Trademark, unless and until evidence of use of the Trademark has been filed with, and accepted by the United States Patent and Trademark Office pursuant to Section 1(c) or Section 1(d) of the Lanham Act (15 U.S.C. §1051, et seq.), solely to the extent that, and solely during the period in which, the grant of a security interest in such Trademark application prior to such filing and acceptance would impair or adversely affect the enforceability or validity of such Trademark application or the resulting trademark registration; (i) Capital Stock of any SPV Subsidiary or Immaterial Subsidiary; (j) Financing Assets, solely to the extent that such assets have been sold or conveyed for fair market value to an SPV Subsidiary(as permitted under the Credit Agreement) in a Permitted Secured Financing which is financing such Financing Assetsor a Permitted Risk Retention Facility; (k) Excluded Accounts described in clauses (ii) and (iv) of the definition thereof;

NY-2409849ny-2631283 4 (l) any property to the extent that such grant of a security interest is prohibited by any Requirements of Law of a Governmental Authority or constitutes a breach or default under or results in the termination of or requires any consent not obtained under, any contract, license, agreement, instrument or other document evidencing or giving rise to such property, except to the extent that such Requirements of Law or the term in such contract, license, agreement, instrument or other document providing for such prohibition, breach, default or termination or requiring such consent is ineffective under Section 9-406, 9-407, 9-408 or 9-409 of the UCC (or any successor provision or provisions) of any relevant jurisdiction or any other Requirements of Law (including the Bankruptcy Code) or principles of equity; provided, however, that such security interest shall attach immediately at such time as such Requirements of Law is not effective or applicable, or such prohibition, breach, default or termination is no longer applicable or is waived; (m) any other property located in the United States that cannot be perfected by the filing of a UCC Financing Statement or similar filing in which the Administrative Agent and the Borrower mutually determine that the cost of perfecting a security interest therein outweighs the practical benefit of the Secured Parties of the security to be afforded thereby; (n) property as to which the Borrower reasonably, in consultation with the Administrative Agent, determines that the granting of a security interest in or perfection thereof hereunder could result in a material adverse tax consequence; (o) all Commercial Tort Claims in an amount less than or equal to $5,000,000 as determined in good faith by the Borrower; and (p) except to the extent a security interest therein can be perfected solely by the filing of UCC Financing Statements, Letters of Credit and Letter-of-Credit Rights to the extent not constituting Supporting Obligations (whether or not the letter of credit is evidenced by a writing) in an amount less than or equal to $5,000,000 (it being understood that no actions shall be required to perfect a security interest in any Letters of Credit and Letter-of-Credit Rights other than filing of a UCC financing statement); provided, however, that any Proceeds, substitutions or replacements of any Excluded Assets shall not be Excluded Assets (unless such Proceeds, substitutions or replacements are otherwise, in and of themselves, Excluded Assets). “Grantor”: as defined in the preamble hereto. “Guarantor”: as defined in Section 2.1(a). “Intellectual Property”: the collective reference to the Copyrights, Patents and Trademarks, and all other rights, priorities and privileges in, to or under intellectual property, in each case, throughout the world, including in Intellectual Property Licenses and proprietary technology, know-how and processes. “Intellectual Property Licenses”: the collective reference to the Copyright Licenses, Patent Licenses and Trademark Licenses. “Investment Account”: any of a Securities Account, a Commodity Account or a Deposit Account.

NY-2409849ny-2631283 5 “Investment Property”: the collective reference to (a) all “investment property” as such term is defined in Section 9-102(a)(49) of the UCC (other than Excluded Assets), and (b) whether or not constituting “investment property” as so defined, all Pledged Notes and all Pledged Collateral. “Issuer”: with respect to any Investment Property, the issuer of such Investment Property. “Non-Controlled Account”: any account of a Group Member which is not subject to a Control Agreement as permitted by and in accordance with Section 6.10 of the Credit Agreement. “Patent License”: any written agreement which (a) names a Grantor as licensor or licensee and (b) grants to such Grantor any right under any Patent, including the right to manufacture, use or sell any invention covered in whole or in part by such Patent, including, without limitation, any such agreements referred to on Schedule 5. “Patents”: (a) all letters patent of the United States, any other country or any political subdivision thereof, all reissues and extensions thereof, including, without limitation, any of the foregoing referred to on Schedule 5, (b) all applications for letters patent of the United States or any other country and all divisions, continuations and continuations-in-part thereof, including, without limitation, any of the foregoing referred to on Schedule 5, and (c) all rights to obtain any reissues, divisions or extensions of the foregoing. “Pledged Collateral”: (a) any and all Pledged Stock and Pledged Notes; (b) all other Investment Property of any Grantor; (c) all warrants, options or other rights entitling any Grantor to acquire any interest in Capital Stock or other securities of the direct or indirect Subsidiaries of such Grantor or of any other Person; (d) all Instruments; (e) all securities, property, interest, dividends and other payments and distributions issued as an addition to, in redemption of, in renewal or exchange for, in substitution or upon conversion of, or otherwise on account of, any of the foregoing; (f) all certificates and instruments now or hereafter representing or evidencing any of the foregoing; (g) all rights, interests and claims with respect to the foregoing, including under any and all related agreements, instruments and other documents, and (h) all cash and non-cash proceeds of any of the foregoing, in each case whether presently existing or owned or hereafter arising or acquired and wherever located, and as from time to time received or receivable by, or otherwise paid or distributed to or acquired by, any Grantor; provided that, notwithstanding the foregoing, no Excluded Asset shall constitute Pledged Collateral. “Pledged Collateral Agreements”: as defined in Section 5.10. “Pledged Notes”: all promissory notes listed on Schedule 1 and all other promissory notes issued to or held by any Grantor; provided that, notwithstanding the foregoing, no Excluded Asset shall constitute Pledged Notes. “Pledged Stock”: all of the issued and outstanding shares of Capital Stock, whether certificated or uncertificated, of any Grantor’s direct Subsidiaries now or hereafter owned by any such Grantor and including the Capital Stock listed on Schedule 1 hereof (as amended or supplemented from time to time); provided that, notwithstanding the foregoing, no Excluded Asset shall constitute Pledged Stock. “Proceeds”: all “proceeds” as such term is defined in Section 9-102(a)(64) of the UCC and, in any event, shall include, without limitation, all dividends or other income from any Investment Property constituting Collateral and all collections thereon or distributions or payments with respect thereto.

NY-2409849ny-2631283 6 “Receivable”: any right to payment for goods sold or leased or for services rendered, whether or not such right is evidenced by an Instrument or Chattel Paper and whether or not it has been earned by performance (including any Account). “Rights to Payment”: any and all of any Grantor’s Accounts and any and all of any Grantor’s rights and claims to the payment or receipt of money or other forms of consideration of any kind in, to and under or with respect to its Chattel Paper, Documents, General Intangibles, Instruments, Investment Property, Letter-of-Credit Rights, Proceeds and Supporting Obligations. “Secured Obligations”: collectively, the “Obligations”, as such term is defined in the Credit Agreement. “Secured Parties”: the Administrative Agent, the Issuing Lender, the Swingline Lender, each Lender, each Cash Management Bank and any Qualified Counterparty with whom a Loan Party enters into a Specified Swap Agreement (for so long as such Specified Swap Agreement remains in effect). “Trademark License”: any written agreement which (a) names a Grantor as licensor or licensee and (b) grants to such Grantor any right to use any Trademark, including, without limitation any such agreement referred to on Schedule 5. “Trademarks”: (a) all trademarks, trade names, corporate names, company names, business names, fictitious business names, trade styles, service marks, logos, Internet domain names and other source or business identifiers, and all goodwill associated therewith, now existing or hereafter adopted or acquired, all registrations and recordings thereof, and all applications in connection therewith, whether in the United States Patent and Trademark Office or in any similar office or agency of the United States, any State thereof or any other country or any political subdivision thereof, or otherwise, and all common-law rights related thereto, including, without limitation, any of the foregoing referred to on Schedule 5, and (b) the right to obtain all renewals thereof. “UCC”: the Uniform Commercial Code as in effect from time to time in the State of New York; provided, however, that in the event that, by reason of mandatory provisions of law, any or all of the perfection or priority of, or remedies with respect to, any Collateral is governed by the Uniform Commercial Code as enacted and in effect in a jurisdiction other than the State of New York, the term “UCC” shall mean the Uniform Commercial Code as enacted and in effect in such other jurisdiction solely for purposes of the provisions hereof relating to such perfection, priority or remedies. 1.2 Other Interpretive Provisions. The rules of interpretation set forth in Section 1.2 of the Credit Agreement are by this reference incorporated herein, mutatis mutandis, as if set forth herein in full. SECTION 2. Guarantee. 2.1 Guarantee. (a) Each Grantor, including the Borrower, who has executed this Agreement as of the date hereof, together with each Subsidiary of any Grantor who accedes to this Agreement as a Grantor after the date hereof pursuant to Section 6.12 of the Credit Agreement (each a “Guarantor” and, collectively, the “Guarantors”), hereby, jointly and severally, unconditionally and irrevocably, guarantees to the Administrative Agent, for the benefit of the Secured Parties and their respective successors, indorsees, transferees and assigns, the prompt and complete payment and performance by the Borrower and the other Loan Parties when due (whether at the stated maturity, by acceleration or otherwise) of the Secured Obligations; provided that, with respect to the Borrower, such guarantee shall

NY-2409849ny-2631283 7 be limited to the Secured Obligations with respect to which the Borrower is not the primary obligor. In furtherance of the foregoing, and without limiting the generality thereof, each Guarantor agrees as follows: (i) each Guarantor’s liability hereunder shall be the immediate, direct, and primary obligation of such Guarantor and shall not be contingent upon the Administrative Agent’s or any Secured Party’s exercise or enforcement of any remedy it or they may have against theany Borrower, any Guarantor, any other Person, or all or any portion of the Collateral; and (ii) the Administrative Agent may enforce this guaranty notwithstanding the existence of any dispute between any of the Secured Parties and the Borrower or any Guarantor with respect to the existence of any Event of Default. (b) Anything herein or in any other Loan Document to the contrary notwithstanding, the maximum liability of each Guarantor hereunder and under the other Loan Documents shall in no event exceed the amount which can be guaranteed by such Guarantor under applicable federal and state laws relating to the insolvency of debtors (after giving effect to the right of contribution established in Section 2.2) and with respect to any guarantee provided by a Guarantor incorporated in Israel, no such guarantee shall impose on such Guarantor any liability to the extent that such guarantee or indemnity, including the creation, performance, realization and any liability deriving therefrom, may be deemed a “Prohibited Distribution” (Haluka Asura) within the meaning of Section 301(b) of the Israeli Companies Law, 5759-1999; provided that, each Grantor, including the Borrower, undertakes that it will not claim, argue or otherwise state, under any circumstances and/or as part of any legal proceedings, that any such guarantee provided by a Guarantor incorporated in Israel, constitutes a “Prohibited Distribution” (Haluka Asura). (c) Subject to the preceding clause (b), each Guarantor agrees that the Secured Obligations may at any time and from time to time exceed the amount of the liability of such Guarantor hereunder without impairing the guarantee contained in this Section 2 or affecting the rights and remedies of the Administrative Agent or any other Secured Party hereunder. (d) The guarantee contained in this Section 2 shall remain in full force and effect until the Discharge of Obligations, notwithstanding that from time to time during the term of the Credit Agreement the outstanding amount of the Secured Obligations may be zero. (e) No payment made by theany Borrower, any Guarantorof the other Guarantors, any other guarantor or any other Person or received or collected by the Administrative Agent or any other Secured Party from theany Borrower, any Guarantorof the other Guarantors, any other guarantor or any other Person by virtue of any action or proceeding or any setoff or appropriation or application at any time or from time to time in reduction of or in payment of the Secured Obligations shall be deemed to modify, reduce, release or otherwise affect the liability of any Guarantor hereunder which shall, notwithstanding any such payment (other than any payment made by such Guarantor in respect of the Secured Obligations or any payment received or collected from such Guarantor in respect of the Secured Obligations), remain liable for the Secured Obligations up to the maximum liability of such Guarantor hereunder until the Discharge of Obligations. 2.2 Right of Contribution. If in connection with any payment made by any Guarantor hereunder any rights of contribution arise in favor of such Guarantor against one or more other Guarantors, such rights of contribution shall be subject to the terms and conditions of Section 2.3. The provisions of this Section 2.2 shall in no respect limit the obligations and liabilities of any Guarantor to the Administrative Agent and the other Secured Parties, and each Guarantor shall remain liable to the

NY-2409849ny-2631283 8 Administrative Agent and the other Secured Parties for the full amount guaranteed by such Guarantor hereunder. 2.3 No Subrogation. Notwithstanding any payment made by any Guarantor hereunder or any setoff or application of funds of any Guarantor by the Administrative Agent or any other Secured Party, no Guarantor shall be entitled to be subrogated to any of the rights of the Administrative Agent or any other Secured Party against theany Borrower or any other Guarantor or any Collateral or guarantee or right of offset held by the Administrative Agent or any other Secured Party for the payment of the Secured Obligations, nor shall any Guarantor seek or be entitled to seek any contribution or reimbursement from theany Borrower or any other Guarantor in respect of payments made by such Guarantor hereunder, in each case, until the Discharge of Obligations. If any amount shall be paid to any Guarantor on account of such subrogation rights at any time prior to the Discharge of Obligations, such amount shall be held by such Guarantor in trust for the Administrative Agent and the other Secured Parties, shall be segregated from other funds of such Guarantor, and shall, forthwith upon receipt by such Guarantor, be turned over to the Administrative Agent in the exact form received by such Guarantor (duly indorsed by such Guarantor to the Administrative Agent, if required), to be applied in such order as set forth in Section 6.5 hereof irrespective of the occurrence or the continuance of any Event of Default. 2.4 Amendments, etc. with respect to the Secured Obligations. Each Guarantor shall remain obligated hereunder notwithstanding that, without any reservation of rights against any Guarantor and without notice to or further assent by any Guarantor, any demand for payment of any of the Secured Obligations made by the Administrative Agent or any other Secured Party may be rescinded by the Administrative Agent or such Secured Party and any of the Secured Obligations continued, and the Secured Obligations, or the liability of any other Person upon or for any part thereof, or any collateral security or guarantee therefor or right of offset with respect thereto, may, from time to time, in whole or in part, be renewed, increased, extended, amended, modified, novated, supplemented, replaced, accelerated, compromised, waived, surrendered or released by the Administrative Agent or any other Secured Party, and the Credit Agreement, the other Loan Documents, the Specified Swap Agreements, the L/C-Related Documents, the Cash Management Agreements and any other documents executed and delivered in connection therewith may be amended, modified, supplemented or terminated, in whole or in part, as the Administrative Agent (or the Required Lenders, all Lenders, or other Secured Party, as the case may be) may deem advisable from time to time in accordance with the terms of such documents, and any collateral security, guarantee or right of offset at any time held by the Administrative Agent or any other Secured Party for the payment of the Secured Obligations may be sold, exchanged, waived, surrendered or released. Neither the Administrative Agent nor any other Secured Party shall have any obligation to protect, secure, perfect or insure any Lien at any time held by it as security for the Secured Obligations or for the guarantee contained in this Section 2 or any property subject thereto. 2.5 Guarantee Absolute and Unconditional; Guarantor Waivers; Guarantor Consents. Each Guarantor waives any and all notice of the creation, renewal, extension or accrual of any of the Secured Obligations and notice of or proof of reliance by the Administrative Agent or any other Secured Party upon the guarantee contained in this Section 2 or acceptance of the guarantee contained in this Section 2; the Secured Obligations, and any of them, shall conclusively be deemed to have been created, contracted or incurred, or renewed, increased, extended, amended or waived, in reliance upon the guarantee contained in this Section 2; and all dealings between theany Borrower and any of the Guarantors on the one hand, and the Administrative Agent and the other Secured Parties, on the other hand, likewise shall be conclusively presumed to have been had or consummated in reliance upon the guarantee contained in this Section 2. Each Guarantor further waives:

NY-2409849ny-2631283 9 (a) diligence, presentment, protest, demand for payment and notice of default or nonpayment to or upon theany Borrower or any of the Guarantors with respect to the Secured Obligations; (b) any defense based upon an election of remedies (including, if available, an election to proceed by nonjudicial foreclosure) which destroys or impairs the subrogation rights of such Guarantor or the right to require any Secured Party to marshal assets in favor of theany Borrower, such Guarantor, any other Guarantor or any other Person, to proceed against theany Borrower, any Guarantor or any other Person, to proceed against or exhaust any of the Collateral, to give notice of the terms, time and place of any public or private sale of personal property security constituting the Collateral or other collateral for the Secured Obligations or to comply with any other provisions of Section 9-611 of the UCC (or any equivalent provision under any other Requirements of Law) or to pursue any other right, remedy, power or privilege of any Secured Party whatsoever; (c) the defense of the statute of limitations (or similar laws in any jurisdiction) in any action hereunder or for the collection or performance of the Secured Obligations; (d) any defense arising by reason of any lack of corporate or other authority or any other defense of the Borrower, such Guarantor or any other Person other than the defense of the Discharge of Obligations; (e) any defense based upon the Administrative Agent’s or any Secured Party’s errors or omissions in the administration of the Secured Obligations; (f) any rights to set-offs and counterclaims; (g) without limiting the generality of the foregoing, to the fullest extent permitted by law, any defenses or benefits that may be derived from or afforded by Requirements of Law that limit the liability of or exonerate guarantors or sureties, or which may conflict with the terms of this Agreement; and (h) without derogating from the above, each Guarantor incorporated in the State of Israel hereby expressly waives all rights and defenses (to the extent applicable) under Sections 5-9, 11, 12, 15 and 17 of the Israeli Guarantee Law, 5727-1967 (the "Israeli Guarantee Law") and confirms that the provisions of the Israeli Guarantee Law shall not apply to the guarantee provided by it hereunder. Each Guarantor understands and agrees that the guarantee contained in this Section 2 shall be construed as a continuing, absolute and unconditional guarantee of payment and performance without regard to (1) the validity or enforceability of the Credit Agreement or any other Loan Document, any of the Secured Obligations or any other collateral security therefor or guarantee or right of offset with respect thereto at any time or from time to time held by the Administrative Agent or any other Secured Party, (2) any defense, setoff or counterclaim (other than a defense of payment or performance) which may at any time be available to or be asserted by theany Borrower or any other Person against the Administrative Agent or any other Secured Party (other than a defense of the Discharge of Obligations), (3) any other circumstance whatsoever (with or without notice to or knowledge of the Borrower or such Guarantor) which constitutes, or might be construed to constitute, an equitable or legal discharge of the Borrower and the Guarantors for the Secured Obligations, or of such Guarantor under the guarantee contained in this Section 2, in bankruptcy or in any other instance (other than a defense of the Discharge of Obligations), (4) any Insolvency Proceeding with respect to theany Borrower, any Guarantor or any other Person, (5) any merger, acquisition, consolidation or change in structure of theany Borrower, any Guarantor or any other Person, or any sale, lease, transfer or other disposition of any or all of the assets or Capital Stock of theany Borrower, any Guarantor or any other Person (other than the transfer of any

NY-2409849ny-2631283 10 such Person or assets in accordance with the Credit Agreement), (6) any assignment or other transfer, in whole or in part, of any Secured Party’s interests in and rights under this Agreement or the other Loan Documents, including any Secured Party’s right to receive payment of the Secured Obligations, or any assignment or other transfer, in whole or in part, of any Secured Party’s interests in and to any of the Collateral to the extent such assignment or other transfer was in accordance with the Credit Agreement), (7) any Secured Party’s vote, claim, distribution, election, acceptance, action or inaction in any Insolvency Proceeding related to any of the Secured Obligations, and (8) any other guaranty, whether by such Guarantor or any other Person, of all or any part of the Secured Obligations or any other indebtedness, obligations or liabilities of any Guarantor to any Secured Party. When making any demand hereunder or otherwise pursuing its rights and remedies hereunder against any Guarantor, the Administrative Agent or any other Secured Party may, but shall be under no obligation to make a similar demand on or otherwise pursue such rights and remedies as it may have against theany Borrower, any other Guarantor or any other Person or against any collateral security or guarantee for the Secured Obligations or any right of offset with respect thereto. Any failure by the Administrative Agent or any other Secured Party to make any such demand, to pursue such other rights or remedies or to collect any payments from theany Borrower, any other Guarantor or any other Person or to realize upon any such collateral security or guarantee or to exercise any such right of offset, or any release of theany Borrower, any other Guarantor or any other Person or any such collateral security, guarantee or right of offset, shall not relieve any Guarantor of any obligation or liability hereunder, and shall not impair or affect the rights and remedies, whether express, implied or available as a matter of law, of the Administrative Agent or any other Secured Party against any Guarantor. For the purposes hereof “demand” shall include the commencement and continuance of any legal proceedings. Each Guarantor acknowledges that all or any portion of the Secured Obligations may now or hereafter be secured by a Lien or Liens upon any assets or claims owned by the relevant Guarantor according to this Agreement or according to any other security agreement to be entered into under any state law or foreign law, in particular but without limitation upon real property owned or leased by theany Borrower or any Guarantor and evidenced by certain documents including, without limitation, deeds of trust and assignments of rents. Any Secured Party may, pursuant to the terms of said documents and applicable law, foreclose under all or any portion of one or more of said Liens by means of judicial or nonjudicial sale or sales. Each Guarantor agrees that any Secured Party may exercise whatever rights and remedies it may have with respect to said real property security, all without affecting the liability of any Guarantor hereunder, except to the extent such Secured Party realizes payment by such action or proceeding. No election to proceed in one form of action or against any party, or on any obligation shall constitute a waiver of any Secured Party’s right to proceed in any other form of action or against any Guarantor or any other Person, or diminish the liability of any Guarantor, or affect the right of such Secured Party to proceed against any Guarantor for any deficiency, except to the extent such Secured Party realizes payment by such action, notwithstanding the effect of such action upon any Guarantor’s rights of subrogation, reimbursement or indemnity, if any, against theany Borrower, any Guarantor, or any other Person. Without limiting the generality of the foregoing, each Guarantor expressly waives, to the extent permitted by law, all rights, benefits and defenses (other than payment in full), if any, applicable or available to such Guarantor. Each Guarantor further unconditionally consents and agrees that, without notice to or further assent from any Guarantor: (A) the principal amount of the Secured Obligations may be increased or decreased and additional indebtedness or obligations of theany Borrower or any other Persons under the Loan Documents may be incurred, by one or more amendments, modifications, renewals or extensions of any Loan Document or otherwise; (B) the time, manner, place or terms of any payment under any Loan Document may be extended or changed, including by an increase or decrease in the interest rate on any Secured Obligation or any fee or other amount payable under such Loan Document, by an amendment, modification or renewal of any Loan Document or otherwise; (C) the time for theany

NY-2409849ny-2631283 11 Borrower’s (or any other Loan Party’s) performance of or compliance with any term, covenant or agreement on its part to be performed or observed under any Loan Document may be extended, or such performance or compliance waived, or failure in or departure from such performance or compliance consented to, all in such manner and upon such terms as the Administrative Agent may deem proper; (D) in addition to the Collateral, the Secured Parties may take and hold other security (legal or equitable) of any kind, at any time, as collateral for the Secured Obligations, and may, from time to time, in whole or in part, exchange, sell, surrender, release, subordinate, modify, waive, rescind, compromise or extend such security and may permit or consent to any such action or the result of any such action, and may apply such security and direct the order or manner of sale thereof; (E) any Secured Party may discharge or release, in whole or in part, any other Guarantor or any other Loan Party or other Person liable for the payment and performance of all or any part of the Secured Obligations, and may permit or consent to any such action or any result of such action, and shall not be obligated to demand or enforce payment upon any of the Collateral, nor shall any Secured Party be liable to any Guarantor for any failure to collect or enforce payment or performance of the Secured Obligations from any Person or to realize upon the Collateral, and (F) the Secured Parties may request and accept other guaranties of the Secured Obligations and any other indebtedness, obligations or liabilities of theany Borrower or any other Loan Party to any Secured Party and may, from time to time, in whole or in part, surrender, release, subordinate, modify, waive, rescind, compromise or extend any such guaranty and may permit or consent to any such action or the result of any such action; in each case of clauses (A) through (F), as the Secured Parties may deem advisable, and without impairing, abridging, releasing or affecting this Agreement. Notwithstanding the foregoing, to the extent necessary to give effect to this Section 2.5, each Guarantor hereby covenants and agrees to provide any such consent or agreement to any of the foregoing that has been approved by the Borrower to the extent reasonably requested by the Administrative Agent and furthermore each Guarantor hereby irrevocably constitutes and appoints theAdministrative Borrower and any officer thereof, with full power of substitution, as its true and lawful agent with full irrevocable power and authority in the place and stead of such Guarantor and in the name of such Guarantor or in its own name, for the purpose of providing such consent or agreement. 2.6 Reinstatement. The guarantee contained in this Section 2 shall continue to be effective, or be reinstated, as the case may be, if at any time payment, or any part thereof, of any of the Secured Obligations is rescinded or reduced in any amount or must otherwise be restored or returned by the Administrative Agent or any other Secured Party upon the insolvency, bankruptcy, dissolution, liquidation or reorganization of theany Borrower or any Guarantor, or upon or as a result of the appointment of a receiver, administrator, administrative receiver, executor, intervenor or conservator of, or trustee or similar officer for, theany Borrower or any such Guarantor or any substantial part of its respective property, or otherwise, all as though such payments had not been made. 2.7 Payments. Each Guarantor hereby guarantees that payments hereunder will be paid to the Administrative Agent without setoff or counterclaim in Dollars at the Funding Office. 2.8 Keepwell. Each Qualified ECP Guarantor hereby jointly and severally absolutely, unconditionally and irrevocably undertakes to provide such funds or other support as may be needed from time to time by each other Loan Party to honor all of its obligations under this Agreement in respect of Secured Obligations under Specified Swap Agreements (provided that each Qualified ECP Guarantor shall only be liable under this Section 2.8 for the maximum amount of such liability that can be hereby incurred without rendering its obligations under this Section 2.8 or otherwise under this Agreement, voidable under Requirements of Law relating to fraudulent conveyance or fraudulent transfer, and not for any greater amount). The obligations of each Qualified ECP Guarantor under this Section 2.8 shall remain in full force and effect until the Discharge of Obligations. Each Qualified ECP Guarantor intends that this Section 2.8 constitute, and this Section 2.8 shall be deemed to constitute, a “keepwell, support,

NY-2409849ny-2631283 12 or other agreement” for the benefit of each other Loan Party for all purposes of Section 1a(18)(A)(v)(II) of the Commodity Exchange Act. SECTION 3. GRANT OF SECURITY INTEREST 3.1 Grant of Security Interests. Each Grantor hereby grants to the Administrative Agent, for the benefit of the Secured Parties, a security interest in all of the following property now owned or at any time hereafter acquired by such Grantor or in which such Grantor now has or at any time in the future may acquire any right, title or interest and wherever located (collectively, the “Collateral”), as collateral security for the prompt and complete payment and performance when due (whether at the stated maturity, by acceleration or otherwise) of the Secured Obligations (whether now existing or arising hereafter): (a) all Accounts; (b) all Chattel Paper; (c) all Commercial Tort Claims, including those specifically described on Schedule 7 hereto (as such schedule may be updated from time to time); (d) all Deposit Accounts and all Securities Accounts (other than Excluded Accounts that are Excluded Assets); (e) all Documents; (f) all Equipment; (g) all Fixtures; (h) all General Intangibles; (i) all Goods; (j) all Instruments; (k) all Intellectual Property and all claims and the right to sue at law or in equity for any infringement or other violation thereof, including the right to receive all proceeds and damages therefrom; (l) all Inventory; (m) all Investment Property (including all Pledged Collateral), and all rights, interests and claims with respect thereof, including under any and all related agreements, instruments and other documents; (n) all Letter-of-Credit Rights; Letters of Credit, Promissory Notes, and Drafts; (o) all Money; (p) all Receivables;

NY-2409849ny-2631283 13 (q) all present and future intercompany Indebtedness of any Loan Party owed to any other Loan Party; (r) all Books and records pertaining to the Collateral; (s) all other personal property not otherwise described above; and (t) to the extent not otherwise included, all Proceeds, Supporting Obligations and products of any and all of the foregoing; provided, however, that notwithstanding anything to the contrary contained herein or in any other Loan Document, in no event shall the term “Collateral” include, and no security interest is granted by any Grantor in favor of the Administrative Agent or any other Secured Party in, any Excluded Assets. 3.2 Grantors Remain Liable. Anything herein to the contrary notwithstanding, (a) except as otherwise set forth in such contracts, agreements and other documents, each Grantor shall remain liable under any contracts, agreements and other documents included in the Collateral, to the extent set forth therein, to perform all of its duties and obligations thereunder to the same extent as if this Agreement had not been executed, (b) except as otherwise set forth in such contracts, agreements and other documents, the exercise by the Administrative Agent of any of the rights granted to the Administrative Agent hereunder shall not release any Grantor from any of its duties or obligations under any such contracts, agreements and other documents included in the Collateral, and (c) neither the Administrative Agent nor any other Secured Party shall have any obligation or liability under any such contracts, agreements and other documents included in the Collateral by reason of this Agreement, nor shall the Administrative Agent or any other Secured Party be obligated to perform any of the obligations or duties of any Grantor thereunder or to take any action to collect or enforce any such contract, agreement or other document included in the Collateral hereunder. 3.3 Perfection and Priority. (a) Financing Statements. Pursuant to any Requirements of Law, each Grantor authorizes the Administrative Agent (and its counsel and its agents) to file or record at any time and from time to time any financing statements and other filing or recording documents or instruments with respect to the Collateral and each Grantor shall execute and deliver to the Administrative Agent and each Grantor hereby authorizes the Administrative Agent (and its counsel and its agents) to file (with or without the signature of such Grantor) at any time and from time to time, all amendments to financing statements, continuation financing statements, termination statements, security agreements relating to the Intellectual Property, assignments, fixture filings, affidavits, reports notices and all other documents and instruments, in such form and in such offices as the Administrative Agent determines appropriate to perfect and continue the perfection of, maintain the priority of or provide notice of the Administrative Agent’s security interest in the Collateral under and to accomplish the purposes of this Agreement and the Debentures. Each Grantor authorizes the Administrative Agent to use the collateral description “all assets, whether now owned or hereafter acquired,” “all assets” or any other similar collateral description in any such financing statements. Each Grantor hereby ratifies and authorizes the filing by the Administrative Agent (and its counsel and its agents) of any financing statement with respect to the Collateral made prior to the date hereof. (b) Transfer of Security Interest Other Than by Delivery. If for any reason Pledged Collateral that is otherwise required to be delivered to the Administrative Agent hereunder cannot be delivered to or for the account of the Administrative Agent as provided in Section 5.4(b), such Grantor shall promptly notify the Administrative Agent in writing that such Collateral cannot be delivered as provided in such section and each applicable Grantor shall promptly take such other steps as may be reasonably requested in writing from time to time by the Administrative Agent to effect a transfer of a

NY-2409849ny-2631283 14 perfected first priority security interest in and pledge of the Pledged Collateral to the Administrative Agent for itself and on behalf of and for the benefit of the other Secured Parties pursuant to the UCC. To the extent practicable, each such Grantor shall thereafter deliver the Pledged Collateral to or for the account of the Administrative Agent as provided in Section 5.4(b). (c) Intellectual Property. Each Grantor shall, in addition to executing and delivering this Agreement, take such other action as the Administrative Agent may reasonably request, to perfect the Administrative Agent’s security interest in the Intellectual Property. Notwithstanding anything to the contrary in this Agreement or in the Loan Documents, no Grantor shall have any obligation to perfect Liens in any Intellectual Property created, registered or applied-for in any jurisdiction other than the United States or Israel, in any case, to the extent that such Intellectual Property is not material to the business of the Loan Parties (or as otherwise agreed to by the Administrative Agent in its reasonable discretion). (d) Control. To the extent that such Collateral is in excess of the thresholds set forth herein, each Grantor will cooperate with the Administrative Agent in taking all actions that the Administrative Agent may reasonably request in writing to obtain control (as defined in the UCC) of Collateral consisting of Electronic Chattel Paper, Investment Property, or Letter-of-Credit Rights, including delivery of control agreements, as the Administrative Agent may reasonably request, to perfect and continue perfected, maintain the priority of or provide notice of the Administrative Agent’s security interest in such Collateral. (e) Additional Subsidiaries. In the event that any Grantor acquires rights in any Subsidiary after the date hereof (other than a Subsidiary for which no pledge is required by the terms of the Loan Documents), it shall deliver to the Administrative Agent a completed pledge supplement, substantially in the form of Annex 2 (the “Pledge Supplement”), together with all schedules thereto, reflecting the pledge of the Capital Stock of such new Subsidiary (except to the extent such Capital Stock consists of Excluded Assets) to the extent required by Section 6.12 of the Credit Agreement. Notwithstanding the foregoing, it is understood and agreed that the security interest of the Administrative Agent shall attach to such new or additional Pledged Collateral related to such Subsidiary immediately upon any Grantor’s acquisition of rights therein and shall not be affected by the failure of any Grantor to deliver a Pledge Supplement. (f) Israeli Filings. The BorrowerPagaya Israel and each other Israeli Loan Party undertakes to (A) amend the Debentures and/or register within forty-five (45) days of the end of each fiscal quarter, and more often if requested at the sole and absolute discretion of the Administrative Agent, a first ranking fixed charge over (i) such Israeli Loan Party’s Intellectual Property, and (ii) such Israeli Loan Party’s Capital Stock, and (B) provide exhibits to the Debentures, in form and substance reasonably acceptable to the Administrative Agent no more than once per fiscal quarter (unless a Default or an Event of Default has occurred and is continuing) upon the request of the Administrative Agent in its sole discretion, setting forth (i) each Account of the BorrowerPagaya Israel or any other Israeli Loan Party which is outstanding at such time, (ii) such Israeli Loan Party’s rights, whether then existing or thereafter created, to receive funds from its customers, and (iii) such Israeli Loan Party’s Equipment; provided, in each case, that, the Administrative Agent and the Secured Parties shall not make any filing, or require the Loan Parties to file such exhibit, with respect to, or register their Lien over, such Accounts, rights to receive funds from customers or Equipment, or take any other action that could cause such information to become publicly available unless an Event of Default has occurred and is ongoing (or, in the case that the fair market value of such Collateral is in excess of $5,000,000, at the sole discretion of the Administrative Agent), in each case, all in accordance with a debenture of fixed charge in the form of the Debenture (or in the form of an amendment to the existing Debenture, at the Administrative Agent’s discretion).

NY-2409849ny-2631283 15 SECTION 4. REPRESENTATIONS AND WARRANTIES In addition to the representations and warranties of the Grantors set forth in the Credit Agreement, which are incorporated herein by this reference, and to induce the Administrative Agent and the Lenders to enter into the Credit Agreement and to induce the Lenders to make their respective extensions of credit to the Borrower thereunder, each Grantor hereby represents and warrants to the Administrative Agent and each other Secured Party that: 4.1 Title; No Other Liens. Except for the Liens permitted to exist on the Collateral by Section 7.3 of the Credit Agreement, such Grantor owns each item of the Collateral in which a Lien is granted by it free and clear of any and all Liens and other claims of others. No financing statement, fixture filing or other public notice with respect to all or any part of the Collateral is on file or of record or will be filed in any public office, except such as have been filed as permitted by the Credit Agreement. 4.2 Perfected Liens. The security interests granted to the Administrative Agent pursuant to this Agreement (a) upon completion of the filings and other actions specified on Schedule 2 (which, in the case of all filings and other documents referred to on said Schedule, have been delivered to the Administrative Agent in completed and duly (if applicable) executed form), will constitute valid perfected (to the extent perfection is required under the Loan Documents) security interests in all of such Collateral in favor of the Administrative Agent, for the benefit of the Secured Parties, as collateral security for the Secured Obligations, enforceable in accordance with the terms hereof, and (b) are prior to all other Liens on the Collateral in existence on the date hereof except for (i) Liens permitted by the Credit Agreement which have priority over the Liens of the Administrative Agent on the Collateral (for the benefit of the Secured Parties) by operation of law or are otherwise permitted to have such priority by the Loan Documents, and (ii) in the case of Collateral other than Pledged Collateral, Liens permitted by Section 7.3 of the Credit Agreement. 4.3 Jurisdiction of Organization; Chief Executive Office and Locations of Books. On the date hereof, such Grantor’s jurisdiction of organization, identification number from the jurisdiction of organization (if any), and the location of such Grantor’s chief executive office or sole place of business, as the case may be, are specified on Schedule 3. On the date hereof, all locations where Books pertaining to the Rights to Payment of such Grantor are kept, including all equipment necessary for accessing such Books and the names and addresses of all service bureaus, computer or data processing companies and other Persons keeping any Books or collecting Rights to Payment for such Grantor, are set forth in Schedule 3. 4.4 Inventory and Equipment. On the date hereof (a) the Inventory and (b) the Equipment (other than mobile goods) are kept at the locations listed on Schedule 4. 4.5 Pledged Collateral. (a) All of the Pledged Stock held by such Grantor has been duly and validly issued, and is fully paid and non-assessable, subject in the case of Pledged Stock constituting partnership interests or limited liability company membership interests to future assessments required under Requirements of Law and any applicable partnership or operating agreement, (b) such Grantor is or, in the case of any such additional Pledged Collateral will be, the legal record and beneficial owner thereof, (c) in the case of Pledged Stock of a Subsidiary of such Grantor or Pledged Collateral of such Grantor constituting Instruments issued by a Subsidiary of such Grantor, there are no restrictions on the transferability of such Pledged Collateral or such additional Pledged Collateral to the Administrative Agent or with respect to the foreclosure, transfer or disposition thereof by the Administrative Agent, except as provided under applicable securities or “Blue Sky” laws, (d) the Pledged Stock pledged by such Grantor constitutes all of the issued and outstanding shares of Capital Stock of each Issuer owned by such Grantor (except for Excluded Assets), and such Grantor owns no securities convertible into or exchangeable for any shares of Capital Stock of any such Issuer that do not constitute Pledged Stock

NY-2409849ny-2631283 16 hereunder, (e) any and all Pledged Collateral Agreements which affect or relate to the voting or giving of written consents with respect to any of the Pledged Stock pledged by such Grantor have been disclosed to the Administrative Agent, and (f) as to each such Pledged Collateral Agreement relating to the Pledged Stock pledged by such Grantor, (i) to the best knowledge of such Grantor, such Pledged Collateral Agreement contains the entire agreement between the parties thereto with respect to the subject matter thereof and is in full force and effect in accordance with its terms, (ii) to the best knowledge of such Grantor party thereto, there exists no material violation or material default under any such Pledged Collateral Agreement by such Grantor or the other parties thereto, and (iii) such Grantor has not knowingly waived or released any of its material rights under or otherwise consented to a material departure from the terms and provisions of any such Pledged Collateral Agreement. 4.6 Investment Accounts. (a) Schedule 1 sets forth under the headings “Securities Accounts” and “Commodity Accounts”, respectively, all of the Securities Accounts and Commodity Accounts in which such Grantor has an interest. Except as disclosed to the Administrative Agent or with respect to Excluded Accounts, such Grantor is the sole entitlement holder of each such Securities Account and Commodity Account, and such Grantor has not consented to, and is not otherwise aware of, any Person (other than the Administrative Agent) having “control” (within the meanings of Sections 8-106 and 9-106 of the UCC) over, or any other interest in, any such Securities Account or Commodity Account or any securities or other property credited thereto; (b) Schedule 1 sets forth under the heading “Deposit Accounts” all of the Deposit Accounts in which such Grantor has an interest and, except as otherwise disclosed to the Administrative Agent or with respect to Excluded Accounts, such Grantor is the sole account holder of each such Deposit Account and such Grantor has not consented to, and is not otherwise aware of, any Person (other than the Administrative Agent) having either sole dominion and control (within the meaning of common law) or “control” (within the meaning of Section 9-104 of the UCC) over, or any other interest in, any such Deposit Account or any money or other property deposited therein, except for Excluded Accounts; and (c) Except as otherwise permitted under Sections 5.5 or 5.6 hereof or Section 5.3 of the Credit Agreement, such Grantor has taken all actions necessary or desirable to: (i) establish the Administrative Agent’s “control” (within the meanings of Sections 8-106 and 9-106 of the UCC) over any Certificated Securities (as defined in Section 9-102 of the UCC); (ii) establish the Administrative Agent’s “control” (within the meanings of Sections 8-106 and 9-106 of the UCC) over any portion of the Investment Accounts (other than Excluded Accounts) constituting Securities Accounts, Commodity Accounts, Securities Entitlements or Uncertificated Securities (each as defined in Section 9-102 of the UCC); (iii) establish the Administrative Agent’s “control” (within the meaning of Section 9-104 of the UCC) over all Deposit Accounts (other than Excluded Accounts); and (iv) deliver all Instruments (as defined in Section 9-102 of the UCC) to the Administrative Agent to the extent required hereunder. 4.7 Receivables. As of the date hereof, no amount payable to such Grantor under or in connection with any Receivable or other Right to Payment is evidenced by any Instrument (other than checks, drafts or other Instruments that will be promptly deposited in an Investment Account) or Chattel Paper which has not been delivered to the Administrative Agent. As of the date hereof, none of the account debtors or other obligors in respect of any Receivable in excess of $5,000,000 individually is the government of the United States or any agency or instrumentality thereof. 4.8 Intellectual Property. (a) Schedule 5 lists all registered Copyrights, Patents, and Trademarks (excluding domain name registrations) and all applications therefor, in each case owned by such Grantor in its own name on the date hereof.

NY-2409849ny-2631283 17 (a) Each Grantor owns, is licensed to use, or otherwise has valid rights to use all Intellectual Property necessary for the conduct of its business as currently conducted, except as could not reasonably be expected to have a Material Adverse Effect. The use of such Intellectual Property by each Grantor in its business as currently conducted does not, to the knowledge of the Grantors, infringe on the rights of any Person in any material respect where such infringement could reasonably be expected to have a Material Adverse Effect. As of the date hereof, no material claim has been asserted in writing and is pending by any Person against a Grantor challenging or questioning the use of any Intellectual Property by a Grantor or the validity or effectiveness of any Intellectual Property owned by a Grantor (other than routine office actions in the course of prosecution of applications to register Intellectual Property), nor does any Grantor know of any valid basis for any such claim, in each case, unless such claim could not reasonably be expected to have a Material Adverse Effect. (b) No holding, decision or judgment has been rendered by any Governmental Authority which would limit, cancel or question the validity of, or such Grantor’s rights in, any Intellectual Property or Intellectual Property License in any respect that could reasonably be expected to have a Material Adverse Effect. (c) No action or proceeding is pending, or, to the knowledge of such Grantor, threatened in writing, against a Grantor, on the date hereof (i) seeking to limit, cancel or question the validity of any Material Intellectual Property owned by a Grantor or such Grantor’s ownership interest therein or regarding any Intellectual Property License to which a Grantor is a party which would limit or invalidate such Grantor’s rights thereunder, and (ii) which, if adversely determined, would or could reasonably be expected to have a Material Adverse Effect. 4.9 Instruments. (i) Such Grantor has not previously assigned any interest in any Instruments (including but not limited to the Pledged Notes) held by such Grantor (other than such interests as will be released on or before the date hereof or as otherwise expressly permitted under the Credit Agreement), and (ii) no Person other than such Grantor owns an interest in such Instruments (whether as joint holders, participants or otherwise). 4.10 Letter of Credit Rights. Such Grantor does not have any Letter-of-Credit Rights having a potential value in excess of $5,000,000 individually except as set forth in Schedule 6 or as have been notified to the Administrative Agent in accordance with Section 5.9. 4.11 Commercial Tort Claims. Such Grantor does not have any Commercial Tort Claims having a potential value in excess of $5,000,000 individually except as set forth in Schedule 7 or as have been notified to the Administrative Agent in accordance with Section 5.8. SECTION 5. COVENANTS In addition to the covenants of the Grantors set forth in the Credit Agreement, which are incorporated herein by this reference, each Grantor covenants and agrees with the Administrative Agent and the other Secured Parties that, from and after the date of this Agreement until the Discharge of Obligations: 5.1 Delivery of Instruments, Certificated Securities and Chattel Paper. If any amount payable under or in connection with any of the Collateral shall be or become evidenced by any Instrument (other than checks, drafts or other Instruments that will be promptly deposited in an Investment Account), Certificated Security or Chattel Paper evidencing an amount in excess of $5,000,000 individually, such Instrument, Certificated Security or Chattel Paper shall be promptly

NY-2409849ny-2631283 18 delivered to the Administrative Agent, duly indorsed in a manner satisfactory to the Administrative Agent, to be held as Collateral pursuant to this Agreement. 5.2 Maintenance of Perfected Security Interest; Further Documentation. (a) Such Grantor shall maintain the security interests of the Administrative Agent (for the benefit of the Secured Parties) created by this Agreement as perfected (to the extent perfection is required under the Loan Documents) security interests having at least the priority described in Section 4.2 and shall defend such security interests against the claims and demands of all Persons whomsoever, subject to the rights of such Grantor under the Loan Documents to dispose of the Collateral. (b) Such Grantor shall take such other action as may be reasonably necessary, or as the Administrative Agent may reasonably request, to perfect the Administrative Agent’s security interest in the United States or Israeli Intellectual Property included in the Collateral (or any Material Intellectual Property included in the Collateral that is registered or applied-for in jurisdictions outside of the United States or Israel), including, without limitation, delivery of fully executed Intellectual Property Security Agreements in form and substance acceptable to the Administrative Agent. Following the creation or other acquisition of any Intellectual Property by any Grantor after the date hereof which is registered or becomes registered or the subject of an application for registration with the United States Copyright Office or the United States Patent and Trademark Office or with respect to Material Intellectual Property of any Grantor which is registered or becomes registered or the subject of an application for registration outside of the United States, such local equivalent, as applicable, such Grantor shall concurrently with the delivery of the financial statements pursuant to Section 6.1(a) or (b) of the Credit Agreement, modify this Agreement by amending Schedule 5 to include any Intellectual Property which becomes part of the Collateral and which was not included on Schedule 5 as of the date hereof and, if requested by the Administrative Agent, record a fully executed Intellectual Property Security Agreement, or local equivalent, in form and substance acceptable to the Administrative Agent in respect of such newly created or acquired Intellectual Property with the United States Copyright Office or the United States Patent and Trademark Office, or with respect to Material Intellectual Property which is registered or becomes registered or the subject of an application for registration outside of the United States, such local equivalent, in each case, as applicable, and take such other action as may be reasonably necessary, or as the Administrative Agent or the Required Lenders may reasonably request to perfect the Administrative Agent’s security interest in such Intellectual Property. (c) At any time and from time to time, upon the written request of the Administrative Agent, and at the sole expense of such Grantor, such Grantor will promptly and duly execute and deliver, and have filed or recorded, as applicable, such further instruments and documents and take such further actions as the Administrative Agent may reasonably request for the purpose of obtaining or preserving the full benefits of this Agreement and of the rights and powers herein granted, including, without limitation, (i) authorization of any financing or continuation statements or notices under the Uniform Commercial Code (or other similar laws) in effect in the applicable jurisdiction with respect to the security interests created hereby and/or under the Debentures, and (ii) in the case of Investment Property, Investment Accounts (other than Excluded Accounts; and subject to Section 3.3(d)), Letter-of-Credit Rights and any other relevant Collateral, taking any actions necessary to enable the Administrative Agent to obtain “control” (within the meaning of the UCC) with respect thereto to the extent required hereunder. 5.3 Changes in Locations, Name, Etc. In the event Grantor makes any of the following changes set forth in this Section 5.3, such Grantor shall notify the Administrative Agent thereof in writing within thirty (30) days’ thereafter (or such later date as may be agreed to by the Administrative

NY-2409849ny-2631283 19 Agent): change its name, its jurisdiction of organization or the location of its chief executive office or sole place of business. 5.4 Instruments; Investment Property. (a) Upon the request of the Administrative Agent, such Grantor will (i) promptly deliver to the Administrative Agent, or an agent designated by it, appropriately endorsed or accompanied by appropriate instruments of transfer or assignment, all Instruments, Documents, Chattel Paper and certificated securities with respect to any Investment Property held by such Grantor, all letters of credit of such Grantor, and all other Rights to Payment held by such Grantor at any time evidenced by promissory notes, trade acceptances or other instruments, and (ii) provide such notice, obtain such acknowledgments and take all such other action, with respect to any Chattel Paper, Documents and Letter-of-Credit Rights held by such Grantor, as the Administrative Agent shall reasonably specify. (b) If such Grantor shall receive any certificate (including any certificate representing a dividend or a distribution in connection with any reclassification, increase or reduction of capital or any certificate issued in connection with any reorganization), option or rights in respect of the Capital Stock of any Issuer, whether in addition to, in substitution of, as a conversion of, or in exchange for, any Pledged Collateral, or otherwise in respect thereof, such Grantor shall accept the same as the agent of the Administrative Agent and the other Secured Parties, hold the same in trust for the Administrative Agent and the other Secured Parties and deliver the same forthwith to the Administrative Agent, duly indorsed by such Grantor to the Administrative Agent, if required, together with an undated transfer instrument covering such certificate duly executed in blank by such Grantor, to be held by the Administrative Agent, subject to the terms hereof, as additional collateral security for the Secured Obligations; provided that in no event shall this Section 5.4(b) apply to any Excluded Assets. Any sums paid upon or in respect of the Investment Property constituting Collateral upon the liquidation or dissolution of any Issuer shall, unless otherwise subject to a perfected security interest in favor of the Administrative Agent, be paid over to the Administrative Agent to be held by it hereunder as additional collateral security for the Secured Obligations, and in case any distribution of capital shall be made on or in respect of the Investment Property or any property shall be distributed upon or with respect to such Investment Property pursuant to the recapitalization or reclassification of the capital of any Issuer or pursuant to the reorganization thereof, the property so distributed shall, unless otherwise subject to a perfected security interest in favor of the Administrative Agent, be delivered to the Administrative Agent to be held by it hereunder as additional collateral security for the Secured Obligations. If any sums of money or property so paid or distributed in respect of such Investment Property shall be received by such Grantor, such Grantor shall, until such money or property is paid or delivered to the Administrative Agent, unless otherwise subject to a perfected security interest in favor of the Administrative Agent, hold such money or property in trust for the Administrative Agent and the other Secured Parties, as additional collateral security for the Secured Obligations. 5.5 Article 8 and Membership Interests. (a) As of the Closing Date, no Grantor is an issuer of Capital Stock constituting Collateral that is a limited liability company interest or limited partnership interest that is certificated and such Grantor has not opted-in to Article 8 of the UCC with respect to such Capital Stock. If at any time any Grantor opts-in to Article 8 of the UCC with respect to any Capital Stock constituting Collateral that is a limited liability company interest or limited partnership interest issued by such Grantor, such Grantor shall cause such Capital Stock to be represented by a certificate, which such Grantor shall promptly deliver to the Administrative Agent along with a customary, undated transfer instrument duly endorsed in blank.

NY-2409849ny-2631283 20 (b) Each Grantor, in its capacity as a ‘Member’ or ‘Sole Member’ or such analogous term as defined in an Governing Document defined below (in such capacity, a “Member”), under any of the limited liability company agreements, constituting documents or other applicable organizational documents (in each case the “Governing Documents”) governing any limited liability company or analogous entity represented by any Pledged Stock (a “Company”), expressly acknowledges, agrees and consents (i) to the pledge of such Pledged Stock hereunder, (ii) to any buyer or transferee being a ‘Member’ or ‘Sole Member’ or such analogous term as defined in an Governing Document, and exercising all rights of a Member thereunder, in connection with the sale or transfer of such Pledged Stock by the Administrative Agent as part of a remedies permitted by this Agreement and the other Loan Documents and (iii) and each Pledged Stock whether defined, described or otherwise intended to be common interests, membership interests, limited liability company interests or such other analogous ownership interests issued thereunder or covered thereby (such interests, “Membership Interests”) shall expressly include, without limitation, the rights to participate in the management of the business and the business affairs of such company, to share profits and losses, to receive distributions and to receive allocation of income, gain, loss, deduction, credit or similar item, regardless of how such Membership Interests are defined in such Governing Documents. 5.6 Intellectual Property. (a) Such Grantor will, except as otherwise permitted by Section 7.5 of the Credit Agreement, (i) continue to use each Trademark included in the Collateral in order to maintain each such Trademark in full force free from any claim of abandonment for non-use, (ii) maintain, consistent in all material respects, as in the past the quality of products and services offered under each Trademark included in the Collateral to the extent required to maintain the validity and enforceability of each such Trademark, (iii) use each Trademark included in the Collateral with the appropriate notice of registration, and all other notices and legends, required by applicable Requirements of Law, (iv) not adopt or use any mark which is confusingly similar or a colorable imitation of any such Trademark included in the Collateral unless the Administrative Agent, for the benefit of the Secured Parties, shall obtain, to the extent available, a perfected (to the extent perfection is required under the Loan Documents) security interest in such mark pursuant to this Agreement, and (v) not (and not knowingly authorize any licensee or sublicensee thereof to) do any act or knowingly omit to do any act whereby any Trademark included in the Collateral would reasonably be expected to become invalidated or impaired in any way, in each case unless the failure to take such action could not reasonably be expected to have a Material Adverse Effect. (b) Except as otherwise permitted by Section 7.5 of the Credit Agreement, such Grantor will not do any act, or omit to do any act, whereby any Patent included in the Collateral may become forfeited, abandoned or dedicated to the public; provided that, subject to Section 5.6(e), the applicable Grantor may, in its good faith business judgment, decide to abandon any pending application for a Patent or dedicate it to the public. (c) Except as otherwise permitted by Section 7.5 of the Credit Agreement, or where the same could not reasonably be expected to have a Material Adverse Effect, such Grantor will not do any act or knowingly omit to do any act whereby any material Copyrights included in the Collateral may become invalidated or otherwise impaired. Except as permitted by Section 7.5 of the Credit Agreement, or where the same could not reasonably be expected to have a Material Adverse Effect, such Grantor will not do any act whereby any portion of any Copyrights may fall into the public domain. (d) Such Grantor (either itself or through licensees) will not do any act that knowingly uses any Material Intellectual Property to infringe the intellectual property rights of any other Person.

NY-2409849ny-2631283 21 (e) Such Grantor will notify the Administrative Agent promptly if it knows, or has reason to know, that any application or registration relating to any Material Intellectual Property of a Grantor may become forfeited, abandoned or dedicated to the public, or of any material adverse determination or development (including, without limitation, the institution of, or any such determination or development in, any proceeding in the United States Patent and Trademark Office, the United States Copyright Office or any court or tribunal in any country but excluding routine office actions in the course of pursuing registration of such Intellectual Property) regarding such Grantor’s ownership of, or the validity of, any Material Intellectual Property or such Grantor’s right to register the same or to own and maintain the same, in each case, to the extent the loss or invalidity of such Intellectual Property or adverse determination or development could reasonably be expected to have a Material Adverse Effect. (f) Except as otherwise permitted by Section 7.5 of the Credit Agreement, such Grantor will take all reasonable and necessary steps, including, without limitation, in any proceeding before the United States Patent and Trademark Office, the United States Copyright Office or any similar office or agency in any other country, to maintain and pursue each material application filed by or on behalf of such Grantor (and to obtain the relevant registration) and to maintain each corresponding registration of the Material Intellectual Property of such Grantor, including filing of applications for renewal, affidavits of use and affidavits of incontestability, in each case to the extent it reasonably deems appropriate under the circumstances. (g) In the event that any Material Intellectual Property of a Grantor is infringed, misappropriated or diluted by a third party, such Grantor shall take such actions as such Grantor shall reasonably deem appropriate under the circumstances to protect such Intellectual Property. 5.7 Defense of Collateral. Grantors will use commercially reasonable efforts to defend the security interest of the Administrative Agent in the Collateral against the material claims and demands of all Persons (other than holders of Permitted Liens). 5.8 Commercial Tort Claims. Such Grantor will give the Administrative Agent prompt notice if such Grantor shall at any time hold or acquire any Commercial Tort Claim with a potential value in excess of $5,000,000 individually. 5.9 Letter-of-Credit Rights. Such Grantor will give the Administrative Agent prompt notice if such Grantor shall at any time hold or acquire any Letter-of-Credit Rights with a potential value in excess of $5,000,000 individually. 5.10 Shareholder Agreements and Other Agreements. (a) Such Grantor shall comply with all of its obligations under any shareholders agreement, operating agreement, partnership agreement, voting trust, proxy agreement or other agreement or understanding (collectively, the “Pledged Collateral Agreements”) to which it is a party and shall enforce all of its rights thereunder, except, with respect to any such Pledged Collateral Agreement relating to any Pledged Collateral issued by a Person other than a Subsidiary of a Grantor, to the extent the failure to enforce any such rights would not reasonably be expected to result in a Material Adverse Effect. (b) Subject to the terms and conditions of the Credit Agreement, including Sections 7.3 and 7.5 thereof, such Grantor shall not vote to enable or take any other action to amend or terminate, or waive compliance with any of the terms of, any such Pledged Collateral Agreement, certificate or articles of incorporation, bylaws or other organizational documents in any way that would reasonably be expected to result in a Material Adverse Effect.

NY-2409849ny-2631283 22 SECTION 6. REMEDIAL PROVISIONS Each Grantor covenants and agrees with the Administrative Agent and the other Secured Parties that, from and after the date of this Agreement until the Discharge of Obligations: 6.1 Certain Matters Relating to Receivables. The Administrative Agent hereby authorizes each Grantor to collect such Grantor’s Receivables, and the Administrative Agent may curtail or terminate said authority at any time if an Event of Default has occurred and is continuing. If required by the Administrative Agent at any time if an Event of Default has occurred and is continuing, any payments of Receivables, when collected by any Grantor, (i) shall be forthwith (and, in any event, within two (2) Business Days) transferred to the Administrative Agent or deposited by such Grantor in the form received, duly indorsed by such Grantor to the Administrative Agent if required, in a Collateral Account over which the Administrative Agent has control, subject to withdrawal by the Administrative Agent for the account of the Secured Parties only as provided in Section 6.5, and (ii) until so turned over, shall be held by such Grantor in trust for the Administrative Agent and the other Secured Parties. 6.2 Communications with Obligors; Grantors Remain Liable. (a) The Administrative Agent in its own name or in the name of others may at any time if an Event of Default has occurred and is continuing, communicate with obligors under the Receivables to verify with them to the Administrative Agent’s satisfaction the existence, amount and terms of any Receivables. (b) Upon the written request of the Administrative Agent, at any time an Event of Default has occurred and is continuing, each Grantor shall notify obligors on the Receivables that the Receivables have been assigned to the Administrative Agent for the benefit of the Secured Parties and that payments in respect thereof shall be made directly to the Administrative Agent. (c) Anything herein to the contrary notwithstanding, each Grantor shall remain liable under each of the Receivables to observe and perform all the conditions and obligations to be observed and performed by it thereunder, all in accordance with the terms of any agreement giving rise thereto. Neither the Administrative Agent nor any other Secured Party shall have any obligation or liability under any Receivable (or any agreement giving rise thereto) by reason of or arising out of this Agreement or the receipt by the Administrative Agent or any Lender of any payment relating thereto, nor shall the Administrative Agent nor any other Secured Party be obligated in any manner to perform any of the obligations of any Grantor under or pursuant to any Receivable (or any agreement giving rise thereto), to make any payment, to make any inquiry as to the nature or the sufficiency of any payment received by it or as to the sufficiency of any performance by any party thereunder, to present or file any claim, to take any action to enforce any performance or to collect the payment of any amounts which may have been assigned to it or to which it may be entitled at any time or times. 6.3 Investment Property. (a) Unless an Event of Default shall have occurred and is continuing and the Administrative Agent shall have given written notice to theAdministrative Borrower of the Administrative Agent’s intent to exercise its corresponding rights pursuant to Section 6.3(b), each Grantor shall be permitted to receive all cash dividends paid in respect of the Pledged Collateral and all payments made in respect of the Pledged Notes and to exercise all voting and corporate or other organizational rights with respect to the Investment Property of such Grantor; provided, however, that no vote shall be cast or corporate or other organizational right exercised or other action taken that is would

NY-2409849ny-2631283 23 reasonably be expected to result in a Material Adverse Effect or would violate any provision of the Credit Agreement, this Agreement or any other Loan Document. (b) If an Event of Default has occurred and is continuing and the Administrative Agent shall have given written notice to theAdministrative Borrower of its intent to exercise such rights, (i) the Administrative Agent shall have the right (A) to receive any and all cash dividends, payments or other Proceeds paid in respect of the Investment Property (including the Pledged Collateral) of any or all of the Grantors and make application thereof to the Secured Obligations in the order set forth in Section 6.5, and (B) to exchange uncertificated Pledged Collateral for certificated Pledged Collateral and to exchange certificated Pledged Collateral for certificates of larger or smaller denominations, for any purpose consistent with this Agreement (in each case to the extent such exchanges are permitted under the applicable Pledged Collateral Agreements or otherwise agreed upon by the Issuer of such Pledged Collateral), and (ii) the Administrative Agent shall have the right to cause any and all of such Investment Property to be registered in the name of the Administrative Agent or its nominee, and the Administrative Agent or its nominee may thereafter exercise (x) all voting, corporate and other rights pertaining to such Investment Property at any meeting of shareholders of the relevant Issuer or Issuers or otherwise and (y) any and all rights of conversion, exchange and subscription and any other rights, privileges or options pertaining to such Investment Property as if it were the absolute owner thereof (including, without limitation, the right to exchange at its discretion any and all of any such Investment Property upon the merger, consolidation, reorganization, recapitalization or other fundamental change in the corporate or other organizational structure of any Issuer, or upon the exercise by any Grantor or the Administrative Agent of any right, privilege or option pertaining to such Investment Property, and in connection therewith, the right to deposit and deliver any and all of such Investment Property with any committee, depositary, transfer agent, registrar or other designated agency upon such terms and conditions as the Administrative Agent may determine), all without liability except to account for property actually received by it, but the Administrative Agent shall have no duty to any Grantor to exercise any such right, privilege or option and shall not be responsible for any failure to do so or delay in so doing; provided that the applicable Grantor shall be permitted to exercise such rights in the absence of the Administrative Agent’s election to do so as permitted herein. (c) Each Grantor hereby authorizes and instructs each Issuer of any Pledged Collateral pledged by such Grantor hereunder to (i) comply with any instruction received by it from the Administrative Agent in writing that (x) states that an Event of Default has occurred and is continuing and (y) is otherwise in accordance with the terms of this Agreement, without any other or further instructions from such Grantor, and each Grantor agrees that each Issuer shall be fully protected in so complying, and (ii) unless otherwise expressly permitted hereby, pay any dividends or other payments with respect to the Pledged Collateral directly to the Administrative Agent. In order to permit Administrative Agent to exercise the voting and consensual rights to which it may be entitled hereunder and to receive all dividends and other distributions to which it may be entitled to receive hereunder, each Grantor shall promptly execute and deliver to Administrative Agent all such proxies, dividend payment orders and other instruments as Administrative Agent may from time to time reasonably request, and without limiting the foregoing, each Grantor hereby grants to Administrative Agent an IRREVOCABLE PROXY COUPLED WITH AN INTEREST to exercise, all the voting rights applicable to such Investment Property and to exercise all other rights, powers, privileges and remedies to which a holder of the Investment Property would be entitled, which proxy shall only be effective, automatically (and without any further action on the part of the Grantor or the Administrative Agent), upon the occurrence and during the continuance of an Event of Default; provided, that, such rights, powers, privileges and remedies shall terminate upon Discharge of Obligations. (d) If an Event of Default shall have occurred and be continuing, the Administrative Agent shall have the right to apply the balance from any Deposit Account or Securities Account or instruct the bank or securities intermediary at which any Deposit Account or Securities Account is

NY-2409849ny-2631283 24 maintained to pay the balance of any Deposit Account or Securities Account to or for the benefit of the Administrative Agent; provided that Administrative Agent shall not have such right with respect to any Excluded Accounts. Further, the Administrative Agent agrees that it will only communicate “entitlement orders” or “notices of exclusive control” or similar instructions with respect to the Deposit Accounts and Securities Accounts of the Grantors if an Event of Default has occurred and is continuing. 6.4 Proceeds to be Turned Over To Administrative Agent. In addition to the rights of the Administrative Agent and the other Secured Parties specified in Section 6.1 with respect to payments of Receivables, all Proceeds received by any Grantor consisting of cash, checks, Cash Equivalents and other near-cash items shall be held by such Grantor in trust for the Administrative Agent and the other Secured Parties, segregated from other funds of such Grantor, and shall, forthwith upon receipt by such Grantor, be turned over to the Administrative Agent in the exact form received by such Grantor (duly indorsed by such Grantor to the Administrative Agent, if required). All Proceeds received by the Administrative Agent hereunder shall be held by the Administrative Agent in a Collateral Account over which it maintains control, within the meaning of the UCC. All Proceeds while held by the Administrative Agent in a Collateral Account (or by such Grantor in trust for the Administrative Agent and the other Secured Parties) shall continue to be held as collateral security for all the Secured Obligations and shall not constitute payment thereof until applied as provided in Section 6.5. 6.5 Application of Proceeds. If an Event of Default shall have occurred and be continuing, at any time at the Administrative Agent’s election, the Administrative Agent may apply all or any part of Proceeds constituting Collateral, whether or not held in any Collateral Account, in payment of the Secured Obligations in accordance with Section 8.3 of the Credit Agreement. 6.6 Code and Other Remedies. If an Event of Default shall occur and be continuing, the Administrative Agent, on behalf of the Secured Parties, may exercise, in addition to all other rights and remedies granted to them in this Agreement and in any other instrument or agreement securing, evidencing or relating to the Secured Obligations, all rights and remedies of a secured party under the UCC or any other Requirements of Law. Without limiting the generality of the foregoing, the Administrative Agent, without demand of performance or other demand, presentment, protest, advertisement or notice of any kind (except any notice required by law) to or upon any Grantor or any other Person (all and each of which demands, defenses, advertisements and notices are hereby waived), may in such circumstances forthwith collect, receive, appropriate and realize upon the Collateral, or any part thereof, and/or may forthwith sell, lease, assign, give option or options to purchase, or otherwise dispose of and deliver the Collateral or any part thereof (or contract to do any of the foregoing), in one or more parcels at public or private sale or sales, at any exchange, broker’s board or office of the Administrative Agent or any other Secured Party or elsewhere upon such terms and conditions as it may deem advisable and at such prices as it may deem best, for cash or on credit or for future delivery without assumption of any credit risk. The Administrative Agent or any other Secured Party shall have the right upon any such public sale or sales, and, to the extent permitted by law, upon any such private sale or sales, to purchase the whole or any part of the Collateral so sold, free of any right or equity of redemption in any Grantor, which right or equity is hereby waived and released. Each Grantor further agrees, at the Administrative Agent’s request, to assemble the Collateral and make it available to the Administrative Agent at places which the Administrative Agent shall reasonably select, whether at such Grantor’s premises or elsewhere. The Administrative Agent shall apply the net proceeds of any action taken by it pursuant to this Section 6.6, in accordance with the provisions of Section 6.5, only after deducting all reasonable costs and expenses of every kind incurred in connection therewith or incidental to the care or safekeeping of any of the Collateral or in any way relating to the Collateral or the rights of the Administrative Agent and the other Secured Parties hereunder, including, without limitation, reasonable attorneys’ fees and disbursements, to the payment in whole or in part of the Secured Obligations, in such order as is contemplated by Section 8.3 of the Credit Agreement, and only after such application and after the payment by the Administrative Agent of any other amount required by any provision of law,

NY-2409849ny-2631283 25 including Section 9-615(a)(3) of the UCC, but only to the extent of the surplus, if any, owing to any Grantor. To the extent permitted by Requirements of Law, each Grantor waives all claims, damages and demands it may acquire against the Administrative Agent or any other Secured Party arising out of the exercise by any of them of any rights hereunder, except to the extent caused by the gross negligence or willful misconduct of the Administrative Agent or such Secured Party or their respective agents. If any notice of a proposed sale or other disposition of Collateral shall be required by law, such notice shall be deemed reasonable and proper if given at least ten (10) days before such sale or other disposition. If an Event of Default has occurred and is continuing, Administrative Agent may, in addition to other rights and remedies provided for herein, in the other Loan Documents, or otherwise available to it under Requirements of Law and without the requirement of notice to or upon any Grantor or any other Person (which notice is hereby expressly waived to the maximum extent permitted by the Code or any other Requirements of Law), (i) with respect to any Grantor’s Deposit Accounts in which Administrative Agent’s Liens are perfected by control under Section 9-104 or any other section of the UCC, instruct the bank maintaining such Deposit Account for the applicable Grantor to pay the balance of such Deposit Account to or for the benefit of the Administrative Agent, and (ii) with respect to any Grantor’s Securities Accounts in which Administrative Agent’s Liens are perfected by control under Section 9-106 or any other section of the UCC, instruct the securities intermediary maintaining such Securities Account for the applicable Grantor to (A) transfer any cash in such Securities Account to or for the benefit of Administrative Agent, or (B) liquidate any financial assets in such Securities Account that are customarily sold on a recognized market and transfer the cash proceeds thereof to or for the benefit of Administrative Agent, in each case above, for application to and repayment of the Secured Obligations. Each Grantor hereby acknowledges that the Secured Obligations arise out of a commercial transaction, and agrees that if an Event of Default shall occur and be continuing Administrative Agent shall have the right to an immediate writ of possession without notice of a hearing. Administrative Agent shall have the right to the appointment of a receiver for the properties and assets of each Grantor, and each Grantor hereby consents to such rights and such appointment and hereby waives any objection such Grantor may have thereto or the right to have a bond or other security posted by Administrative Agent. 6.7 Intellectual Property License. Solely for the purpose of enabling the Administrative Agent to exercise rights and remedies under this Section 6 and at such time as the Administrative Agent shall be lawfully entitled to exercise such rights and remedies, each Grantor hereby grants to the Administrative Agent, for the benefit of the Secured Parties, an irrevocable (during the continuance of an Event of Default), non-exclusive, worldwide license (exercisable without payment of royalty or other compensation to such Grantor), subject (i) in the case of Trademarks, to sufficient rights to quality control and inspection in favor of such Grantor to avoid the risk of invalidation of said Trademarks, to use, operate under, license, or sublicense any Intellectual Property now owned or hereafter acquired by the Grantors, and (ii) the rights of any licensee pursuant to a license of such Intellectual Property entered into prior to such Event of Default and in accordance with the Credit Agreement. 6.8 Deficiency. Each Grantor shall remain liable for any deficiency if the proceeds of any sale or other disposition of the Collateral are insufficient to pay its Secured Obligations and the reasonable fees and disbursements of any attorneys employed by the Administrative Agent or any other Secured Party to collect such deficiency. SECTION 7. THE ADMINISTRATIVE AGENT Each Grantor covenants and agrees with the Administrative Agent and the other Secured Parties that: 7.1 Administrative Agent’s Appointment as Attorney-in-Fact, etc. (a) Each Grantor hereby irrevocably constitutes and appoints the Administrative Agent and any officer or agent thereof, with full power of substitution, as its true and lawful

NY-2409849ny-2631283 26 attorney-in-fact with full irrevocable power and authority in the place and stead of such Grantor and in the name of such Grantor or in its own name, for the purpose of carrying out the terms of this Agreement, to take any and all appropriate action and to execute any and all documents and instruments which may be necessary or desirable to accomplish the purposes of this Agreement, and, without limiting the generality of the foregoing, each Grantor hereby gives the Administrative Agent the power and right, on behalf of such Grantor, without notice to or assent by such Grantor, to do any or all of the following: (i) in the name of such Grantor or its own name, or otherwise, take possession of and indorse and collect any checks, drafts, notes, acceptances or other instruments for the payment of moneys due under any Receivable or with respect to any other Collateral and file any claim or take any other action or proceeding in any court of law or equity or otherwise deemed appropriate by the Administrative Agent for the purpose of collecting any and all such moneys due under any Receivable or with respect to any other Collateral whenever payable; (ii) in the case of any Intellectual Property, execute and deliver, and have recorded, any and all agreements, instruments, documents and papers as the Administrative Agent may request to evidence the Administrative Agent’s and the other Secured Parties’ security interest in such Intellectual Property and the goodwill and general intangibles of such Grantor relating thereto or represented thereby; (iii) pay or discharge taxes and Liens levied or placed on or threatened against the Collateral, effect any repairs or any insurance called for by the terms of this Agreement and pay all or any part of the premiums therefor and the costs thereof; (iv) execute, in connection with any sale provided for in Section 6.6 or 6.7, any endorsements, assignments or other instruments of conveyance or transfer with respect to the Collateral; and (v) (A) direct any party liable for any payment under any of the Collateral to make payment of any and all moneys due or to become due thereunder directly to the Administrative Agent or as the Administrative Agent shall direct; (B) ask or demand for, collect, and receive payment of and receipt for, any and all moneys, claims and other amounts due or to become due at any time in respect of or arising out of any Collateral; (C) sign and indorse any invoices, freight or express bills, bills of lading, storage or warehouse receipts, drafts against debtors, assignments, verifications, notices and other documents in connection with any of the Collateral; (D) commence and prosecute any suits, actions or proceedings at law or in equity in any court of competent jurisdiction to collect the Collateral or any portion thereof and to enforce any other right in respect of any Collateral; (E) defend any suit, action or proceeding brought against such Grantor with respect to any Collateral; (F) settle, compromise or adjust any such suit, action or proceeding and, in connection therewith, give such discharges or releases as the Administrative Agent may deem appropriate; (G) (i) assign any Copyright, Patent or Trademark (along with the goodwill of the business to which any such Copyright, Patent or Trademark pertains), throughout the world for such term or terms, on such conditions, and in such manner, as the Administrative Agent shall in its sole discretion determine and (ii) assign any Intellectual Property Licenses, except to the extent that any implied prohibitions on assignment and any anti-assignment provision therein is not invalidated by Section 9-408 of the UCC; and (H) generally, sell, transfer, pledge and make any agreement with respect to or otherwise deal with any of the Collateral as fully and completely as though the Administrative Agent were the absolute owner thereof for all purposes, and do, at the Administrative Agent’s option and such Grantor’s expense, at any time, or from time to time, all acts and things which the Administrative Agent deems necessary to protect, preserve or realize upon the Collateral and the Administrative Agent’s and the other Secured Parties’ security interests therein and to effect the intent of this Agreement, all as fully and effectively as such Grantor might do.

NY-2409849ny-2631283 27 Anything in this Section 7.1(a) to the contrary notwithstanding, the Administrative Agent agrees that it will not exercise any rights under the power of attorney provided for in this Section 7.1(a) unless an Event of Default shall have occurred and is continuing. (b) If any Grantor fails to perform or comply with any of its agreements contained herein, the Administrative Agent, at its option, but without any obligation so to do, may perform or comply, or otherwise cause performance or compliance, with such agreement. (c) Each Grantor hereby ratifies all that said attorneys shall lawfully do or cause to be done by virtue hereof. All powers, authorizations and agencies contained in this Agreement are coupled with an interest and are irrevocable until the earlier of (i) the Discharge of Obligations and (ii) the date on which this Agreement is terminated and the security interests created hereby are released. 7.2 Duty of Administrative Agent. The Administrative Agent’s sole duty with respect to the custody, safekeeping and physical preservation of the Collateral in its possession, under Section 9-207 of the UCC or otherwise, shall be to deal with it in the same manner as the Administrative Agent deals with similar property for its own account. Neither the Administrative Agent, any other Secured Party nor any of their respective officers, directors, employees or agents shall be liable for failure to demand, collect or realize upon any of the Collateral or for any delay in doing so or shall be under any obligation to sell or otherwise dispose of any Collateral upon the request of any Grantor or any other Person or to take any other action whatsoever with regard to the Collateral or any part thereof. The powers conferred on the Administrative Agent and the other Secured Parties hereunder are solely to protect the Administrative Agent’s and the other Secured Parties’ interests in the Collateral and shall not impose any duty upon the Administrative Agent or any other Secured Party to exercise any such powers. The Administrative Agent and the other Secured Parties shall be accountable only for amounts that they actually receive as a result of the exercise of such powers, and neither they nor any of their officers, directors, employees or agents shall be responsible to any Grantor for any act or failure to act hereunder, except for their own (or their respective affiliates’ and their and such affiliates’ directors, officers, employees, representatives and advisors’) bad faith, gross negligence or willful misconduct as found by a final nonappealable decision of a court of competent jurisdiction. 7.3 Authority of Administrative Agent. Each Grantor acknowledges that the rights and responsibilities of the Administrative Agent under this Agreement with respect to any action taken by the Administrative Agent or the exercise or non-exercise by the Administrative Agent of any option, voting right, request, judgment or other right or remedy provided for herein or resulting or arising out of this Agreement shall, as between the Administrative Agent and the other Secured Parties, be governed by the Credit Agreement and by such other agreements with respect thereto as may exist from time to time among them, but, as between the Administrative Agent and the Grantors, the Administrative Agent shall be conclusively presumed to be acting as agent for the Secured Parties with full and valid authority so to act or refrain from acting, and no Grantor shall be under any obligation, or entitlement, to make any inquiry respecting such authority. SECTION 8. MISCELLANEOUS 8.1 Amendments in Writing. None of the terms or provisions of this Agreement may be waived, amended, supplemented or otherwise modified except in accordance with Section 10.1 of the Credit Agreement. 8.2 Notices. All notices, requests and demands to or upon the Administrative Agent or any Grantor hereunder shall be effected in the manner provided for in Section 10.2 of the Credit Agreement;

NY-2409849ny-2631283 28 provided that any such notice, request or demand to or upon any Grantor shall be addressed to such Grantor at its notice address set forth on Schedule 1. 8.3 No Waiver by Course of Conduct; Cumulative Remedies. Neither the Administrative Agent nor any other Secured Party shall by any act (except by a written instrument pursuant to Section 8.1), delay, indulgence, omission or otherwise be deemed to have waived any right or remedy hereunder or to have acquiesced in any Default or Event of Default, as applicable. No failure to exercise, nor any delay in exercising, on the part of the Administrative Agent or any other Secured Party, any right, power or privilege hereunder shall operate as a waiver thereof. No single or partial exercise of any right, power or privilege hereunder shall preclude any other or further exercise thereof or the exercise of any other right, power or privilege. A waiver by the Administrative Agent or any other Secured Party of any right or remedy hereunder on any one occasion shall not be construed as a bar to any right or remedy which the Administrative Agent or such other Secured Party would otherwise have on any future occasion. The rights and remedies herein provided are cumulative, may be exercised singly or concurrently and are not exclusive of any other rights or remedies provided by law. 8.4 Enforcement Expenses; Indemnification. Each Grantor hereby irrevocably and unconditionally agrees that the provisions of Section 10.5 of the Credit Agreement are hereby incorporated mutatis mutandis as if fully set forth herein. 8.5 Successors and Assigns. This Agreement shall be binding upon the successors and permitted assigns of each Grantor and shall inure to the benefit of the Administrative Agent and each other Secured Party and their respective successors and permitted assigns; provided that any such assignment is made in accordance with Section 10.6 of the Credit Agreement; provided, further, that no Grantor may assign, transfer or delegate any of its rights or obligations under this Agreement without the prior written consent of the Administrative Agent (it being understood and agreed that a merger, consolidation, amalgamation or other similar transaction not prohibited by the Credit Agreement shall not constitute an assignment by a Grantor). 8.6 Set Off. Each Grantor hereby irrevocably authorizes the Administrative Agent and each other Secured Party and any Affiliate thereof at any time and from time to time after the occurrence and during the continuance of an Event of Default, without notice to such Grantor or any other Grantor, any such notice being expressly waived by each Grantor, to setoff and appropriate and apply any and all deposits (general or special, time or demand, provisional or final), in any currency, and any other credits, indebtedness or claims, in any currency, in each case whether direct or indirect, absolute or contingent, matured or unmatured, at any time held or owing by the Administrative Agent or such Secured Party or such Affiliate to or for the credit or the account of such Grantor, or any part thereof in such amounts as the Administrative Agent or such Secured Party may elect, against and on account of the Secured Obligations and liabilities of such Grantor to the Administrative Agent or such Secured Party hereunder and under the other Loan Documents and claims of every nature and description of the Administrative Agent or such Secured Party against such Grantor, in any currency, whether arising hereunder, under the Credit Agreement, any other Loan Document or otherwise, as the Administrative Agent or such Secured Party may elect, whether or not the Administrative Agent or any other Secured Party has made any demand for payment and although such obligations, liabilities and claims may be contingent or unmatured. The rights of the Administrative Agent and each other Secured Party under this Section 8.6 are in addition to other rights and remedies (including, without limitation, other rights of setoff) which the Administrative Agent or such other Secured Party may have. 8.7 Counterparts. This Agreement may be executed and delivered by one or more of the parties to this Agreement on any number of separate counterparts (including delivery by facsimile and/or electronic mail), and all of said counterparts taken together shall be deemed to constitute one and the same instrument. The words “execution,” “signed,” “signature,” and words of like import herein and in

NY-2409849ny-2631283 29 any Pledge Supplement or Assumption Agreement or in any amendment or other modification hereof (including any waivers and consents) shall be deemed to include electronic signatures or the keeping of records in electronic form, each of which shall be of the same legal effect, validity or enforceability as a manually executed signature or the use of a paper-based recordkeeping system, as the case may be, to the extent and as provided for in any applicable law, including the Federal Electronic Signatures in Global and National Commerce Act, the New York State Electronic Signatures and Records Act, or any other similar state laws based on the Uniform Electronic Transactions Act. 8.8 Severability. Any provision of this Agreement which is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. 8.9 Section Headings. The Section headings used in this Agreement are for convenience of reference only and are not to affect the construction hereof or be taken into consideration in the interpretation hereof. 8.10 Integration. This Agreement and the other Loan Documents represent the agreement of the Grantors, the Administrative Agent and the other Secured Parties with respect to the subject matter hereof and thereof, and there are no promises, undertakings, representations or warranties by the Administrative Agent or any other Secured Party relative to subject matter hereof and thereof not expressly set forth or referred to herein or in the other Loan Documents. 8.11 GOVERNING LAW. THIS AGREEMENT AND ANY CLAIM, CONTROVERSY, DISPUTE, CAUSE OF ACTION, OR PROCEEDING (WHETHER BASED IN CONTRACT, TORT, OR OTHERWISE) BASED UPON, ARISING OUT OF, CONNECTED WITH, OR RELATING TO THIS AGREEMENT, AND THE TRANSACTIONS CONTEMPLATED HEREBY, AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER, SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE INTERNAL LAWS (AND NOT THE CONFLICT OF LAW RULES) OF THE STATE OF NEW YORK. THIS SECTION 8.11 SHALL SURVIVE THE DISCHARGE OF OBLIGATIONS. 8.12 SUBMISSION TO JURISDICTION; WAIVERS. EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY AGREES THAT THE PROVISIONS OF SECTIONS 10.14(a) AND (c) OF THE CREDIT AGREEMENT (RELATING TO SUBMISSION TO JURISDICTION AND WAIVERS AND THE WAIVER OF THE RIGHT TO CLAIM OR RECOVER ANY SPECIAL, EXEMPLARY, PUNITIVE OR CONSEQUENTIAL DAMAGES) SHALL BE INCORPORATED HEREIN, MUTATIS MUTANDIS, AS IF SET FORTH HEREIN IN FULL. THIS SECTION 8.12 SHALL SURVIVE THE DISCHARGE OF OBLIGATIONS. 8.13 Acknowledgements. Each Grantor hereby acknowledges that: (a) it has been advised by counsel in the negotiation, execution and delivery of this Agreement and the other Loan Documents to which it is a party; (b) neither the Administrative Agent nor any other Secured Party has any fiduciary relationship with or duty to any Grantor arising out of or in connection with this Agreement or any of the other Loan Documents, and the relationship between the Grantors, on the one hand, and the

NY-2409849ny-2631283 30 Administrative Agent and the other Secured Parties, on the other hand, in connection herewith or therewith is solely that of debtor and creditor; and (c) no joint venture is created hereby or by the other Loan Documents or otherwise exists by virtue of the transactions contemplated hereby among any of the Secured Parties or among the Grantors and any of the Secured Parties. 8.14 Additional Grantors. Each Subsidiary of a Grantor that is required to become a party to this Agreement pursuant to Section 6.12 of the Credit Agreement shall become a Grantor for all purposes of this Agreement upon execution and delivery by such Subsidiary of an Assumption Agreement in the form of Annex 1 hereto. 8.15 Releases. (a) Upon the Discharge of Obligations, the Collateral shall be released from the Liens in favor of the Administrative Agent and the other Secured Parties created hereby, this Agreement shall terminate with respect to the Administrative Agent and the other Secured Parties, and all obligations (other than those expressly stated to survive such termination) of each Grantor to the Administrative Agent or any other Secured Party hereunder shall terminate, all without delivery of any instrument or performance of any act by any party. At the sole expense of any Grantor following any such termination, the Administrative Agent shall promptly deliver such documents as such Grantor shall reasonably request to evidence such termination. (b) If (1) any of the Collateral, shall be sold, transferred or, become Excluded Assets or is otherwise disposed of by any Grantor to a Person that is not a Grantor in a transaction not prohibited by the Credit Agreement, including, without limitation, the sale, transfer or other disposition or pledge of any Financing Assets to a SPV Subsidiary not prohibited by the Credit Agreement, or (2) any Financing Asset or other Collateral is to be pledged to secured ain connection with any Permitted Secured Financing or other financing permitted to be secured in accordance with, any Permitted Risk Retention Facility or other Collateral sold, disposed or pledged in connection with any similar asset based financing expressly permitted under the Credit Agreement, in each case, (i) such Collateral shall be released from the Liens created hereby on such Collateral or such Liens shall be subordinated, as applicable, and (ii) the Administrative Agent, at the request and sole expense of such Grantor, shall promptly execute and deliver to such Grantor all releases, subordination agreements or other documents reasonably necessary or desirable for the release or subordination of the Liens created hereby on such Collateral, as applicable. At the request and sole expense of the Borrower, a Guarantor shall be released from its obligations hereunder in the event that (i) such Guarantor qualifies as an Excluded Subsidiary or (ii) all the Capital Stock of such Guarantor shall be sold, transferred or otherwise disposed of to a Person other than a Grantor or is otherwise no longer required to be a Guarantor or a Grantor as a result of a transaction not prohibited by the Credit Agreement. 8.16 WAIVER OF JURY TRIAL. EACH GRANTOR AND THE ADMINISTRATIVE AGENT EACH HEREBY IRREVOCABLY AND UNCONDITIONALLY (A) WAIVES, TO THE EXTENT PERMITTED BY APPLICABLE LAW, ITS RIGHT TO A JURY TRIAL OF ANY CLAIM OR CAUSE OF ACTION ARISING OUT OF, CONNECTED WITH, OR BASED UPON THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY; AND (B) AGREES, WITHOUT INTENDING IN ANY WAY TO LIMIT ITS AGREEMENT TO WAIVE ITS RIGHT TO A TRIAL BY JURY, THAT THE PROVISIONS OF SECTION 10.14(b) OF THE CREDIT AGREEMENT (RELATING TO THE WAIVER OF THE RIGHT TO JURY TRIAL) SHALL BE INCORPORATED HEREIN, MUTATIS MUTANDIS, AS IF SET FORTH HEREIN IN FULL. THIS WAIVER OF THE RIGHT TO JURY TRIAL IS A MATERIAL INDUCEMENT FOR THE PARTIES HERETO TO ENTER INTO THIS AGREEMENT. EACH

NY-2409849ny-2631283 31 PARTY HERETO HAS REVIEWED THIS WAIVER WITH ITS COUNSEL. THIS SECTION 8.16 SHALL SURVIVE THE DISCHARGE OF OBLIGATIONS. 8.17 Patriot Act. Each Lender and the Administrative Agent (for itself and not on behalf of any other party) hereby notifies each Grantor that, pursuant to the requirements of “know your customer” and anti-money laundering rules and regulations, including the Patriot Act and 31 C.F.R. § 1010.230, it is required to obtain, verify and record information that identifies such Grantor, which information includes the names and addresses and other information that will allow such Lender or the Administrative Agent, as applicable, to identify such Grantor and certain of its beneficial owners and other officers in accordance with the Patriot Act and 31 C.F.R. § 1010.230. Each Grantor will, and will cause each of its Subsidiaries to, provide, to the extent commercially reasonable or required by any Requirements of Law, such information and take such actions as are reasonably requested by the Administrative Agent or any Lender to assist the Administrative Agent and the Lenders in maintaining compliance with “know your customer” requirements under the PATRIOT Act, 31 C.F.R. § 1010.230 or other applicable anti-money laundering laws. [remainder of page intentionally left blank]

Signature Page to Guarantee and Collateral Agreement NY-2409849 IN WITNESS WHEREOF, each of the undersigned has caused this Guarantee and Collateral Agreement to be duly executed and delivered as of the date first above written. GRANTORS: PAGAYA TECHNOLOGIES LTD. By: Name: Title: By: Name: Title: PAGAYA US HOLDING COMPANY LLC By: Name: Title: By: Name: Title: PAGAYA INVESTMENTS US LLC By: Name: Title: PAGAYA STRUCTURED PRODUCTS LLC By: Name: Title: PREF 2019 LLC By: Name: Title:

Signature Page to Guarantee and Collateral Agreement NY-2409849 PAGAYA SECURITIES HOLDINGS LLC By: Name: Title: PAGAYA TECHNOLOGIES US LLC By: Name: Title: By: Name: Title: PAGAYA INVESTMENT ISRAEL LTD. By: Name: Title: ________________________________ DARWIN HOMES, INC.

Signature Page to Guarantee and Collateral Agreement NY-2409849ny-2631283 ADMINISTRATIVE AGENT: SILICON VALLEY BANK By: Name: Title: ________________________________ DARWIN HOME SERVICES, LLC By: Name: Title: ________________________________ DARWIN HOMES TEXAS, LLC By: Name: Title: ________________________________ DARWIN HOMES, LLC By: Name: Title: ________________________________

Signature Page to Guarantee and Collateral Agreement ny-2631283 ADMINISTRATIVE AGENT: FIRST-CITIZENS BANK & TRUST COMPANY By: Name: Title:

NY-2409849ny-2631283 ANNEX 1 TO GUARANTEE AND COLLATERAL AGREEMENT FORM OF ASSUMPTION AGREEMENT This ASSUMPTION AGREEMENT, dated as of [_______], is executed and delivered by [______________________________] (the “Additional Grantor”), in favor of SILICON VALLEYFIRST-CITIZENS BANK & TRUST COMPANY, as administrative agent and collateral agent (in such capacitycapacities, the “Administrative Agent”) for the banks and other financial institutions or entities (the “Lenders”) from time to time parties to that certain Credit Agreement, dated as of September 2, 2022 (as amended, restated, amended and restated, supplemented, or otherwise modified from time to time, the “Credit Agreement”), among PAGAYA TECHNOLOGIES LTD., a company organized under the laws of Israel (the “Pagaya Israel”), PAGAYA US HOLDING COMPANY LLC, a Delaware limited liability company (“Pagaya US” and together with Pagaya Israel, individually and collectively, jointly and severally, as the context may require, the “Borrower”), the Lenders party thereto and the Administrative Agent. All capitalized terms not defined herein shall have the respective meanings ascribed to such terms in such Credit Agreement. W I T N E S S E T H: WHEREAS, in connection with the Credit Agreement, the Borrower and certain of its Affiliates (other than the Additional Grantor) have entered into that certain Guarantee and Collateral Agreement, dated as of September 2, 2022, in favor of the Administrative Agent for the benefit of the Secured Parties defined therein (as amended, restated, amended and restated, supplemented or otherwise modified from time to time, the “Guarantee and Collateral Agreement”); WHEREAS, the Borrower is required, pursuant to Section 6.12 of the Credit Agreement to cause the Additional Grantor to become a party to the Guarantee and Collateral Agreement in order to grant in favor of the Administrative Agent (for the benefit of the Lenders) the Liens and security interests therein specified and provide its guarantee of the Obligations as therein contemplated; and WHEREAS, the Additional Grantor has agreed to execute and deliver this Assumption Agreement in order to become a party to the Guarantee and Collateral Agreement; NOW, THEREFORE, IT IS AGREED: 1. Guarantee and Collateral Agreement. As provided in Section 8.14 of the Guarantee and Collateral Agreement, by executing and delivering this Assumption Agreement, the Additional Grantor (a) hereby becomes a party to the Guarantee and Collateral Agreement as both a “Grantor” and a “Guarantor” thereunder with the same force and effect as if originally named therein as a Grantor and a Guarantor and, without limiting the generality of the foregoing, hereby expressly assumes all obligations and liabilities of a Grantor and a Guarantor thereunder, and (b) hereby grants to the Administrative Agent, for the benefit of the Secured Parties, a security interest in all of the Collateral (as defined in the Guarantee and Collateral Agreement), now owned or at any time hereafter acquired by such Additional Grantor or in which such Additional Grantor now has or at any time in the future may acquire any right, title or interest and wherever located, as collateral security for the prompt and complete payment and performance when due (whether at the stated maturity, by acceleration or otherwise) of the Secured Obligations (as defined in the Guarantee and Collateral Agreement) (whether now existing or arising hereafter) The information set forth in Schedule 1 hereto is hereby added to the information set forth in the Schedules to the Guarantee and Collateral Agreement. The Additional Grantor hereby represents and warrants that each of the representations and warranties contained in Section 4 of the Guarantee and

NY-2409849ny-2631283 Collateral Agreement (x) that is qualified by materiality is true and correct, and (y) that is not qualified by materiality, is true and correct in all material respects, in each case, on and as the date hereof (after giving effect to this Assumption Agreement) as if made on and as of such date (except to the extent any such representation and warranty expressly relates to an earlier date, in which case such representation and warranty was true and correct in all material respects as of such earlier date). The Additional Grantor authorizes the Administrative Agent (and its counsel and its agents) to file or record at any time and from time to time any financing statements and other filing or recording documents or instruments with respect to the Collateral, and the Additional Grantor shall deliver to the Administrative Agent and hereby authorizes the Administrative Agent (and its counsel and its agents) to file (with or without the signature of such Grantor) at any time and from time to time, all amendments to financing statements, continuation financing statements, termination statements, security agreements relating to the Intellectual Property, assignments, fixture filings, affidavits, reports notices and all other documents and instruments, in such form and in such offices as the Administrative Agent determines appropriate to perfect and continue the perfection of, maintain the priority of or provide notice of the Administrative Agent’s security interest in the Collateral under and to accomplish the purposes of this Assumption Agreement. The Additional Grantor authorizes the Administrative Agent to use the collateral description “all assets, whether now owned or hereafter acquired,” “all assets” or any other similar collateral description in any such financing statements. The Additional Grantor hereby ratifies and authorizes the filing by the Administrative Agent (and its counsel and its agents) of any financing statement with respect to the Collateral made prior to the date hereof. 2. Governing Law. THIS ASSUMPTION AGREEMENT SHALL BE GOVERNED BY, AND CONSTRUED AND INTERPRETED IN ACCORDANCE WITH, THE INTERNAL LAWS (AND NOT THE CONFLICT OF LAW RULES) OF THE STATE OF NEW YORK. 3. Loan Document. This Assumption Agreement shall constitute a Loan Document under the Credit Agreement. IN WITNESS WHEREOF, the undersigned has caused this Assumption Agreement to be duly executed and delivered as of the date first above written. [ADDITIONAL GRANTOR] By:___________________________ Name: Title:

NY-2409849ny-2631283 Schedule to Assumption Agreement Supplement to Schedule 1 Supplement to Schedule 2 Supplement to Schedule 3 Supplement to Schedule 4 Supplement to Schedule 5 Supplement to Schedule 6 Supplement to Schedule 7

Annex 2 NY-2409849ny-2631283 ANNEX 2 TO GUARANTEE AND COLLATERAL AGREEMENT FORM OF PLEDGE SUPPLEMENT To: Silicon ValleyFirst-Citizens Bank & Trust Company, as Administrative Agent Re: PAGAYA TECHNOLOGIES LTD. Date: _________________ Ladies and Gentlemen: This Pledge Supplement (this “Pledge Supplement”) is made and delivered pursuant to Section 3.3(e) of that certain Guarantee and Collateral Agreement, dated as of September 2, 2022 (as amended, modified, renewed or extended from time to time, the “Guarantee and Collateral Agreement”), among each Grantor party thereto (each a “Grantor” and collectively, the “Grantors”), and SILICON VALLEY BANKFIRST-CITIZENS BANK & TRUST COMPANY (the “Administrative Agent”). All capitalized terms used in this Pledge Supplement and not otherwise defined herein shall have the meanings assigned to them in either the Guarantee and Collateral Agreement or the Credit Agreement (as defined in the Guarantee and Collateral Agreement), as the context may require. The undersigned, ___________________________ [insert name of Grantor], a _____________________ [corporation, partnership, limited liability company, etc.], confirms and agrees that all Pledged Collateral of the undersigned, including the property described on the supplemental schedule attached hereto, shall be and become part of the Pledged Collateral and shall secure all Secured Obligations. Schedule 1 to the Guarantee and Collateral Agreement is hereby amended by adding to such Schedule 1 the information set forth in the supplement attached hereto. This Pledge Supplement shall constitute a Loan Document under the Credit Agreement. THIS PLEDGE SUPPLEMENT SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS (AND NOT THE CONFLICT OF LAW RULES) OF THE STATE OF NEW YORK. IN WITNESS WHEREOF, the undersigned has executed this Pledge Supplement, as of the date first above written.

Annex 2 NY-2409849ny-2631283 [NAME OF APPLICABLE GRANTOR] By: Name: Title:

NY-2409849ny-2631283 Class of Capital Stock Certificate No. No. of Shares / UnitsGrantor Percentage of Subsidiary’s Total Equity Interests Owned Issuer SUPPLEMENT TO SCHEDULE 1 TO THE GUARANTEE AND COLLATERAL AGREEMENT